As confidentially submitted to the Securities and Exchange Commission on July 8, 2026. This Amendment No. 1 to the draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TFP Group Limited
(Exact Name of Registrant as Specified in its Charter)

Bermuda	6411	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
TFP Group Limited
22 Bishopsgate, 42nd Floor,
London, EC2N 4BQ, United Kingdom
+44 203 846 6060
(Address, Including Zip Code and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware 19711
Attention: Mr. Donald J. Puglisi
(Address, Including Zip Code, of Registrant’s agent for service)

Copies to:

Joseph D. Ferraro Jennifer J. Carlson Anne L. Barrett Willkie Farr & Gallagher (UK) LLP Citypoint, 1 Ropemaker Street London EC2Y 9AW United Kingdom +44 20 3580 4700	Dwight S. Yoo Todd E. Freed Victoria R. Hines Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, New York 10001 United States (212) 735-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.
Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale of such securities is not permitted.
SUBJECT TO COMPLETION, DATED          , 2026
Preliminary Prospectus
TFP Group Limited
Ordinary Shares

This is the initial public offering of the ordinary shares, par value $0.01 per share, of TFP Group Limited (the “Ordinary Shares”). We are offering               Ordinary Shares and the selling shareholders identified in this prospectus (the “Selling Shareholders”) are offering               additional Ordinary Shares. We will not receive any of the proceeds from the sale of the Ordinary Shares by the Selling Shareholders.
Immediately prior to this offering, there has been no public market for our Ordinary Shares. It is currently estimated that the initial public offering price will be between $          and $          per Ordinary Share. We intend to apply to list our Ordinary Shares on the                                             under the symbol “TFP.”
We are both an “emerging growth company” and a “foreign private issuer” under applicable U.S. Securities and Exchange Commission (the “SEC”) rules and will be eligible for reduced public company disclosure requirements (see “Summary—Implications of Being an “Emerging Growth Company” and a “Foreign Private Issuer””).
Investing in our Ordinary Shares involves a high degree of risk. Before investing in our Ordinary Shares, you should carefully read the “Risk Factors” beginning on page 40 of this prospectus.
Neither the SEC nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Ordinary Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds, before expenses, to us (2)	$	$
Proceeds, before expenses, to the Selling Shareholders (2)	$	$
__________________
(1)Please see “Underwriting” for a description of all compensation payable to the underwriters.
(2)Assumes no exercise of the underwriters’ option to purchase additional Ordinary Shares from us.
The underwriters have an option to purchase up to          additional Ordinary Shares from us at the initial public offering price less the underwriting discounts and commissions, for 30 days after the date of this prospectus.
The underwriters expect to deliver the Ordinary Shares against payment on or about          , 2026.

Morgan Stanley	Barclays

Prospectus dated          , 2026

Dear Prospective Shareholder,
Thank you for taking the time to learn about The Fidelis Partnership (“TFP”) as we approach the important milestone of a listing in New York.
We call ourselves a Risk Allocator, but the easiest way to think about us is as a Super MGA. We are not a broker nor an insurer, but the largest independent MGA globally, underwriting a diversified portfolio of over 150 lines of business in more than 140 countries and allocating those risks across our diversified, primarily long-term Capacity Providers. This contrasts with a typical MGA that is focused on a single line of business, usually with annual capacity contracts with one major capacity provider and often in a single country or region.
At our core, we are an underwriting business focused on providing market-leading returns for our Capacity Providers. I am proud of my 40-year track record and 19 percentage point loss ratio outperformance versus the market since 2017 on behalf of our capital partners.1 This outperformance is driven by a disciplined, repeatable, and scalable process. Every risk we underwrite at Fidelis Underwriting is reviewed in a daily forum akin to an investment committee, where I am joined by over 200 colleagues across underwriting, actuarial, wordings, claims, and sustainability. This rigorous approach underpins our ability to deliver consistently strong underwriting profitability with lower volatility than the market for our Capacity Providers, resulting in consistent and growing profit commissions.
Our underwriting approach is different: we are not a follow-market business. Instead, Fidelis Underwriting acts as a Lead Underwriter on 96%2 of the business it underwrites, shaping structures and providing tailored solutions to clients and brokers with significant capacity from our multiple Capacity Providers. By leading on pricing and terms, we ensure underwriting judgment is appropriately valued and secure better allocations on syndicated risks. The breadth of our portfolio also allows us to cross-sell products to the same client or broker and deepen relationships through multi-class engagement.
In a world of increasing geopolitical uncertainty, market dislocation, and volatility, TFP is built to respond when others step back, providing timely, thoughtful answers and meaningful capacity where appropriate. Responsiveness does not mean always saying “yes”; it means being engaged, having a point of view, and being prepared to act quickly when clients need solutions. When the Iran conflict unfolded this year, we were first responders and traded through on behalf of our Capacity Providers. We used real-time data to track marine, aviation, and terror exposures around the Strait of Hormuz while providing 24/7 uninterrupted service to clients, brokers, and Capacity Providers. We combine superior geopolitical knowledge, both in-house and through consultants, with a truly global perspective that helps us outperform in war- and political violence-exposed classes.
Alongside this, our approach to origination is differentiated, with 10% of Written Premium sourced directly from clients. An increasing share is sourced through local brokers and insurers rather than traditional London wholesale channels. In parallel, our high-growth markets strategy targets regions with strong GDP expansion and low insurance penetration, where we expect premium to grow at twice the rate of more mature markets. Recent developments include a hub in Abu Dhabi and Pine Walk launches focused on Latin American reinsurance and global surety and casualty. We have strong partnerships with leading reinsurers from Brazil to Saudi Arabia and from Mexico to China, and we plan to build dedicated capacity to support this strategy.
This underwriting leadership and origination model continues to attract diversified, long-term Capacity Providers to TFP. Our capacity construct is truly differentiated, with 67%3 of our capacity long-term in nature, providing certainty to clients and investors. This is complemented by 60+ reinsurance partners and 11 Lloyd’s consortia that we lead.
The cornerstone of our capital is our Framework Agreement with Pelagos Insurance Capital, where we have a robust 10-year rolling capacity relationship. As you would expect given our shared heritage, the relationship is strong, with daily touchpoints at every level. In July 2024, we added our own Lloyd’s syndicate, Syndicate 3123, to our capacity
1 See “Business—The TFP Advantage.”
2 Unless otherwise indicated, the percentages and other figures included in this letter refer to data as of, and for the year ended, December 31, 2025.
3 Represented by Bound Premium.
i

panel, backed by high net worth Lloyd’s Names with long-term investment horizons. We have not stopped there: on January 1, 2026, we added an additional syndicate, Syndicate 2126, with Blackstone as capital provider via their permanent capital and credit funds. The response to our Lloyd’s syndicates has been fantastic, and in 18 months we have scaled them to secure capacity to write $1.3 billion of Written Premium in 2026. Syndicate 3123 now represents approximately 14%2 of our capacity and is growing.
We recognised early the value of placing entrepreneurial underwriters in the right setting to focus on origination and underwriting. That is why we established Pine Walk in 2017 as a ‘plug-and-play’ MGA platform with immediate dedicated capacity on day one and structured liquidity. Pine Walk has been a magnet for talent, growing to 18 cells with $1.2 billion of Written Premium, and we believe we are now recognised as the home of choice for entrepreneurial underwriters in our industry. We believe this organic growth model is superior to the typical M&A strategy of buying other MGAs because it requires minimal financial outlay and allows us to target market leaders.
We see AI not simply as a productivity tool to optimise our cost base, reduce future headcount needs, and enhance our market-leading Adjusted EBITDA margins of 60%4, but as a core enabler of our risk allocator model. Our focus is on combining underwriting expertise with our proprietary technology and workflow automation tools to create a faster, more responsive, and more scalable underwriting platform for brokers, clients, and Capacity Providers. Technology supports but does not supplant our underwriting judgement.
One of the most important aspects of AI adoption is cultural engagement. We foster an environment in which employees are incentivised to disrupt, innovate, respond quickly to market challenges, and remove friction from their own workflows. A key message from leadership has been: “tell us about the parts of your job you don’t enjoy and we will automate them.” This allows our talent to spend more of their time innovating new products and sourcing new opportunities.
I am proud that everything we have built at The Fidelis Partnership is 100% organic and has been built thoughtfully, brick by brick, by me and my team, with no M&A. This has translated into double-digit organic growth in organizations under my leadership over the past 10 years and industry-leading Adjusted EBITDA margins of 60%.
Importantly, our purpose extends beyond financial performance. Insurance plays a critical role in supporting individuals, businesses, and economies in times of disruption and recovery. We donate 1% of our EBITDA annually through The Fidelis Foundation and have donated over $9 million over the past five years to charities nominated by our employees, while actively supporting causes including campaigns against human trafficking and live animal exports.
I have thoroughly enjoyed my engagement with public investors to date, and a public listing will provide access to a broad and diversified investor base at scale. I and my team are very excited about continuing to grow this unique business and expanding our capacity, lines of business, global reach and operational efficiency.
Sincerely,
Richard Brindle
Founder, Chairman and Group Chief Executive Officer
The Fidelis Partnership
4 Adjusted EBITDA Margin is a Non-U.S. GAAP financial measure. For a reconciliation of this non-U.S. GAAP financial measure to the most directly comparable financial measure stated in accordance with U.S. GAAP, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Non-U.S. GAAP Financial Measures.”
ii

Through and including               , 2026 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.
iii

ABOUT THIS PROSPECTUS
We, the Selling Shareholders, and the underwriters have not authorized anyone to provide any information different from that contained in this prospectus or in any free writing prospectuses prepared by us or on our behalf or to which we have referred prospective investors. We, the Selling Shareholders, and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give prospective investors. This prospectus is an offer to sell only the Ordinary Shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only at the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of our Ordinary Shares.
We further note that the representations, warranties, and covenants made by us in any agreement that is filed as an exhibit to the registration statement of which this prospectus is a part were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreement, and should not be deemed to be a representation, warranty or covenant made to prospective investors or for the benefit of prospective investors. Moreover, such representations, warranties and covenants were accurate only at the date they were made. Accordingly, such representations, warranties, and covenants should not be relied on as accurately representing the current state of our affairs.
Certain Defined Terms
References in this prospectus to the “Company,” “TFP,” the “TFP Group,” “The Fidelis Partnership,” the “Group,” “we,” “us,” “our,” and similar references generally refer (i) prior to the Bifurcation Transaction, to Fidelis Insurance of which certain entities within the Group formed a part and (ii) after the Bifurcation Transaction, to TFP Group Limited and its consolidated subsidiaries, as the context requires.
“2026 Incentive Plan” means TFP Group Limited’s 2026 Share Incentive Plan.
“AI” means artificial intelligence. As discussed herein, the term “AI” refers to the broad discipline concerned with developing systems capable of performing tasks that traditionally require human intelligence (including, but not limited to, natural language understanding, pattern recognition, complex problem-solving, and decision-making).
“Amended and Restated Bye-Laws” means the amended and restated bye-laws of TFP Group Limited, to be in effect upon the consummation of this offering.
“Amended and Restated Shareholders’ Agreement” means the amended and restated shareholders’ agreement, dated as of May 20, 2026, by and among us and certain of our existing shareholders party thereto, which governs the rights and obligations of such shareholders, including, but not limited to, share transfer restrictions and corporate governance matters (see “Certain Relationships and Related Party Transactions—Shareholders’ Agreement”).
“appointed stock exchange” means, for purposes of Bermuda law, including the BO Act, a stock exchange appointed by the Bermuda Minister of Finance, which includes the          .
“Asta” means Asta Managing Agency Ltd, being the managing agent that discharges the relevant Lloyd’s responsibilities as managing agent with respect to each of Syndicates 3123 and 2126.
“Bermuda Companies Act” means the Bermuda Companies Act 1981, as amended.
“Bermuda Delegated Underwriting Authority Agreement” means the Delegated Underwriting Authority Agreement, dated as of December 20, 2022, by and between Pelagos Insurance Capital Bermuda Limited and TFP Bermuda.
“Bermuda Insurance Act” means the Bermuda Insurance Act 1978, as amended.
“Bespoke pillar” means our underwriting pillar comprising tailored, specialized products with minimal correlation to peak catastrophe perils, providing coverage for credit, political risk, transactional liabilities, and other innovative products. In the Bespoke pillar, we often have direct relationships with (re)insureds and work in partnership with them to design bespoke product solutions.
“Bifurcation Transaction” means the bifurcation transaction pursuant to which, effective January 3, 2023, a number of separation and reorganization transactions occurred to create two distinct corporate groups and businesses: Pelagos Insurance Capital (formerly known as Fidelis Insurance Group) and TFP.
“Blackstone” means Blackstone Inc. and funds managed, advised or sub-advised by it and/or its affiliates and/or its related funds, as applicable, which indirectly supports the capacity of Syndicate 2126 for the 2026 underwriting year and is party to the Amended and Restated Shareholders’ Agreement and the Credit Facility.
“BMA” means the Bermuda Monetary Authority.
“BO Act” means the Beneficial Ownership Act 2025, enacted by Bermuda on November 3, 2025, requiring certain legal persons in Bermuda to identify beneficial owners and maintain a beneficial ownership register.
“Board” means the board of directors of TFP Group Limited.
“CAGR” means compounded annual growth rate.
“Capacity Providers” or “third-party Capacity Providers” each mean entities (including (re)insurance companies, Lloyd’s market participants, and other risk carriers such as alternative asset managers) that provide (re)insurance capacity with respect to business that we originate, underwrite and manage, either directly pursuant to delegated underwriting authority agreements, underwriting management agreements, binding authorities, services agreements, and other similar contractual arrangements, or indirectly via reinsurance of our other Capacity Providers. Such Capacity Providers are not subsidiaries within the TFP Group.
“Capital Z” means, collectively, Capital Z Partners (MGA), L.P. and Capital Z Partners (Fidelis, L.P.), parties to the Amended and Restated Shareholders’ Agreement.
“CBI” means the Central Bank of Ireland.
“Class A common shares” means the class A common shares, par value $0.01 per share, of TFP Group Limited, issued and outstanding prior to the Share Reclassification. Each Class A common share is entitled to one vote per share and to dividends as and when declared by the Board. In connection with the Share Reclassification, all issued and outstanding Class A common shares will be reclassified into Ordinary Shares.
“Class B common shares” means the class B common shares, par value $0.01 per share, of TFP Group Limited, held by current and former management and employees under our share incentive arrangements and issued and outstanding prior to the Share Reclassification. Each Class B common share is entitled to one vote per share but carries no right to receive dividends unless certain financial hurdles, as set out in the Amended and Restated Bye-Laws, are met. In connection with the Share Reclassification, all issued and outstanding Class B common shares, including those underlying outstanding equity awards, will be reclassified into Ordinary Shares.
“Common Shares” means the Class A common shares and Class B common shares. In connection with the Share Reclassification, all issued and outstanding Common Shares, including those underlying outstanding equity awards, will be reclassified into Ordinary Shares.
“Credit Facility” means that certain Credit and Guaranty Agreement, dated as of December 3, 2022 (the “Credit Agreement”), which consists of the Term Loan Facility and the Revolving Credit Facility. The Credit Agreement is by and among TFP Intermediate Holdings I Limited (formerly known as Shelf Midco Ltd.), TFP Financing Limited (formerly known as Shelf Bidco Ltd.) (together, the “Borrowers”), the subsidiary guarantors party thereto, the lenders party thereto, Wilmington Trust, National Association, as administrative agent, PNC Bank, National Association, as collateral agent, and Wilmington Trust, National Association, as revolving administrative agent, as amended by that certain Amendment No. 1 to Credit and Guaranty Agreement, dated as of August 21, 2024 (the “First Amendment to the Credit Agreement”) and that certain Amendment No. 2 to Credit and Guaranty Agreement, dated as of October 9, 2024 (the “Second Amendment to the Credit Agreement”), and that certain Amendment No. 3 to Credit and Guaranty Agreement, dated as of August 21, 2025 (the “Third Amendment to the Credit Agreement”), and as otherwise amended, restated, amended and restated, supplemented or otherwise modified from time to time.
“EGC” means an “emerging growth company” as defined in the Jumpstart Our Business Startups (“JOBS”) Act of 2012, as amended.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“EXL” means EXL Service (Ireland) Limited, a strategic outsourcing partner of ours.
“FAL” means Funds at Lloyd’s.
“FASB” means the Financial Accounting Standards Board, the independent standard setter that issues accounting standards under U.S. GAAP.
“FCA” means the Financial Conduct Authority of the United Kingdom.
“Fidelis Insurance” means Fidelis Insurance, the specialty (re)insurance business that was founded in 2014 and began underwriting in 2015, prior to the Bifurcation Transaction effective on January 3, 2023, pursuant to which Fidelis Insurance was bifurcated into (i) Fidelis MGU and subsequently rebranded as TFP, and (ii) a specialty (re)insurance company, Pelagos Insurance Capital (formerly known as Fidelis Insurance Group).
“Fidelis Underwriting segment” means our reportable operating segment comprising our larger underwriting segment, which underwrites a diversified portfolio of global Specialty, Bespoke and Reinsurance pillar risks.
“FireAnt” means our comprehensive pricing, exposure management and portfolio construction tool (see “Business—Our Business—Use of Technology—FireAnt” for further details).
“FML” means Fidelis Marketing Limited, a U.K. incorporated company, providing intra-group services to other entities within the Group, and one of our principal operating subsidiaries.
“Framework Agreement” means the Framework Agreement, dated as of December 20, 2022, by and between Pelagos Insurance Capital Limited and TFP Intermediate Holdings II Limited, which establishes the parameters of the outsourced underwriting relationship between Pelagos Insurance Capital and us.
“Further Global” means Cooper FG Holdco, L.P., party to the Amended and Restated Shareholders’ Agreement.
“Group Annual Plan” means the group-level annual plan and underwriting strategy to be agreed between TFP and Pelagos Insurance Capital pursuant to the Framework Agreement at least two months prior to the commencement of each underwriting year. Once agreed, the Group Annual Plan is used as the basis for agreeing to the annual plan with respect to each of the Pelagos Insurance Capital Delegated Underwriting Authority Agreements.
“Historic Public Company Peers” means historic Lancashire peers comprising: ACE American Insurance Company, MS Amlin Ltd., Arch Capital Group Ltd., Axis Capital Holdings Limited, Beazley PLC, Catlin Group Limited, Everest Group Ltd., Hiscox Ltd., Novae Group Ltd., RenaissanceRe Holdings Ltd., Validus Holdings, Ltd., XL Re Ltd., Partner Reinsurance Company Ltd., Allied World Assurance Company Holdings, Montpelier Re Holdings Ltd., Greenlight Capital Re, Ltd., and Third Point Reinsurance Ltd. (excluding MS Amlin Ltd. prior to 2007 and Third Point Reinsurance Ltd. prior to 2012 due to lack of available data).
“Ireland Delegated Underwriting Authority Agreement” means the Delegated Underwriting Authority Agreement, dated as of December 20, 2022, by and between Pelagos Insurance Capital Ireland DAC and Pine Walk Europe.
“Labrador” means our proprietary, rules-based algorithmic risk allocation tool (see “Business—Our Business—Use of Technology—Labrador” for further details).

“Lead Underwriter” means one or more underwriters that, pursuant to the relevant policy and/or related documentation, is identified as being one or more of the following: claims lead, slip lead, claims agreement party, agreement party to special acceptance, and agreement party to contract changes.
“Lloyd’s” means Lloyd’s of London.
“Lloyd’s Names” means high-net-worth individuals (“HNWs”), or limited liability vehicles through which HNWs are invested, that provide capital to support the underwriting of Lloyd’s of London syndicates.
“Memorandum of Association” means the memorandum of association of TFP Group Limited to be in effect upon the consummation of this offering.
“MGA” means managing general agent.
“MGU” means managing general underwriter.
“Operating Subsidiaries” means TFP Bermuda Limited (“TFP Bermuda”), Pine Walk Capital Limited (“Pine Walk Capital”), Pine Walk Europe Limited (“Pine Walk Europe”), Fidelis Marketing Limited (“FML”), and Fidelis Opco Limited (“TFP ADGM”), each referred to herein as an “Operating Subsidiary.”
“Ordinary Shares” means the ordinary shares, par value $0.01 per share, of TFP Group Limited.
“P&C” means property and casualty (re)insurance.
“Pelagos Insurance Capital” means, collectively, Pelagos Insurance Capital Limited and its subsidiaries. References to “Fidelis Insurance Group” or “Fidelis Insurance” refer to Pelagos Insurance Capital prior to the Bifurcation Transaction.
“Pelagos Insurance Capital Bermuda Limited” means the Bermuda-licensed insurance subsidiary of Pelagos Insurance Capital Limited, formerly known as Fidelis Insurance Bermuda Limited, for which TFP Bermuda provides delegated underwriting services.
“Pelagos Insurance Capital Delegated Underwriting Authority Agreements” means the series of delegated underwriting authority agreements entered into by certain operating subsidiaries of TFP Group Limited with certain operating subsidiaries of Pelagos Insurance Capital Limited.
“Pelagos Insurance Capital Ireland DAC” means the Ireland-licensed insurance subsidiary of Pelagos Insurance Capital Limited, formerly known as Fidelis Insurance Ireland DAC, for which Pine Walk Europe provides delegated underwriting services.
“Pelagos Insurance Capital Limited” means Pelagos Insurance Capital Limited, a Bermuda company formerly known as Fidelis Insurance Holdings Limited. This name change took effect on May 11, 2026. References to “Fidelis Insurance Holdings Limited” refer to Pelagos Insurance Capital Limited.
“Pelagos Insurance Capital Underwriting Limited” means the U.K.-licensed insurance subsidiary of Pelagos Insurance Capital Limited, formerly known as Fidelis Underwriting Limited, for which Pine Walk Capital performs delegated underwriting services.
“Pine Walk Capital” means Pine Walk Capital Limited, a U.K. incorporated company, providing insurance intermediation services to Capacity Providers, as well as certain support services to certain other MGAs within the Group. It is authorized and regulated by the FCA, and is one of our principal operating subsidiaries.
“Pine Walk Europe” means Pine Walk Europe Limited, an Irish company formerly known as Pine Walk Europe S.R.L. (a Belgian company). Pine Walk Europe S.R.L. underwent a cross-border conversion on December 1, 2025, pursuant to Directive (EU) 2019/2121 (the “E.U. Mobility Directive”), whereby it converted from its existing legal form under the laws of Belgium into the equivalent legal form under the laws of Ireland and became Pine Walk Europe Limited. Pine Walk Europe Limited is one of our principal operating subsidiaries, is authorized and regulated by the CBI, and maintains a branch in the United Kingdom (which is authorized and regulated by the

FCA). On January 2, 2026, Pine Walk Europe Limited became a wholly owned subsidiary of TFP Europe Strategic Holdings Limited and ceased to be a subsidiary of Pine Walk Capital.
“Pine Walk entities” or “Pine Walk” means, collectively, the MGAs in which we, through Pine Walk Capital or other Group entities, have invested and which operate under the Pine Walk segment, currently comprising: Radius Specialty Limited (“Radius”), Oakside Surety Limited (“Oakside”), Tiomanta Specialty Limited (“Tiomanta”), Perigon Product Recall Limited (“Perigon”), Navium Marine Limited (“Navium”), OPEnergy Limited (“OPEnergy”), Pernix Specialty Limited (“Pernix”), Itasca MGA Limited (“Itasca”), Novagen Specialty Limited (“Novagen”), Seraphina Specialty Limited (“Seraphina”), Silverflame Re Limited (“Silverflame”), Arenite Specialty Limited (“Arenite”), Sevanta Specialty Liability Limited (“Sevanta”), Corsiam Specialty Limited (“Corsiam”), Carnovis Specialty Limited (“Carnovis”), Imala Re LLC (“Imala Re”), Mezura Capital Partners Limited (“Mezura Capital”), Adroit Underwriting Limited (“Adroit”), and such other MGAs as may be established as part of our Pine Walk segment from time to time. Each such MGA is referred to herein individually as a “Pine Walk entity.”
“Pine Walk segment” means our reportable operating segment comprising our ‘plug and play’ MGA platform that helps underwriting teams create, build, and run successful businesses. The Pine Walk segment operates through individual underwriting “entities,” each of which typically specializes in a defined line of business or niche market.
“Prequel” means our internally developed and owned policy administration system, which holds data on policies written since the inception of Fidelis Insurance in 2015 (see “Business—Our Business—Use of Technology—Prequel and Solas” for further details).
“Property D&F” means property direct and facultative (re)insurance.
“Public Company Carriers” means Axis Capital Holdings Ltd., Beazley PLC, Conduit Reinsurance Ltd., Everest Group Ltd., Hamilton Insurance Group, Ltd., Lancashire Holdings Ltd., Markel Group Inc., and W. R. Berkley Corporation (excluding Conduit Reinsurance Ltd. prior to 2021, Hamilton Insurance Group, Ltd. prior to 2020 and Lancashire Holdings Ltd. after 2022, due to lack of available data).
“Registration Rights Agreement” means the registration rights agreement, dated January 3, 2023, by and among us and certain of our principal shareholders, which grants certain demand registration rights, shelf registration rights, and piggyback registration rights with respect to our Common Shares and, following the Share Reclassification, our Ordinary Shares (see “Certain Relationships and Related Party Transactions—Registration Rights Agreement”).
“Reinsurance pillar” means our underwriting pillar comprising our property catastrophe and specialty reinsurance portfolio that benefits from access to private, non-subscription deals. Property reinsurance includes a global portfolio of primarily excess of loss reinsurance policies, with capabilities to provide catastrophe, quota share, risk, and aggregate solutions. Specialty reinsurance includes quota share and excess of loss reinsurance policies across a variety of lines of business, including marine, energy, terrorism and political violence, and aviation.
“Revolving Credit Facility” means the $150.0 million revolving credit facility under the Credit Agreement, as amended. The Revolving Credit Facility matures on October 17, 2029.
“ROFO” means the right of first offer granted to TFP under the Framework Agreement, pursuant to which, where Pelagos Insurance Capital has additional capital beyond the Group Annual Plan or appetite for a line of business not then being originated by TFP, Pelagos Insurance Capital must first submit a ROFO notification to TFP, and TFP is entitled to prepare and provide a business plan within 30 calendar days setting out how it would utilize such additional capital or originate such business, before Pelagos Insurance Capital may invite offers from third parties (see “Business—Our Relationship with Pelagos Insurance Capital—Delegated Underwriting Arrangements with Pelagos Insurance Capital” for further details).
“ROFR” means the right of first refusal granted to Pelagos Insurance Capital under the Framework Agreement, pursuant to which, where TFP has appetite to underwrite business beyond the Group Annual Plan or a line of business not then being originated for Pelagos Insurance Capital, TFP must first submit a ROFR notification to Pelagos Insurance Capital, and Pelagos Insurance Capital has prescribed timeframes within which to indicate and formally confirm its acceptance of such business before TFP may source alternative capacity from other Capacity Providers (see “Business—Our Relationship with Pelagos Insurance Capital—Delegated Underwriting Arrangements with Pelagos Insurance Capital” for further details).
“SDRT” means the Stamp Duty Reserve Tax of the United Kingdom.
“Securities Act” means the Securities Act of 1933, as amended.
“Selling Shareholders” means the shareholders of TFP Group Limited who are offering Ordinary Shares in this offering.
“Share Reclassification” means the series of organizational steps to be effected by us in connection with this offering, including reclassifying our Common Shares into a single class of Ordinary Shares, as described under “Our Corporate Structure.”
“SOFR” means secured overnight financing rate, a risk-free benchmark interest rate used to price U.S. dollar-denominated derivatives and loans.
“Solas” means our bespoke user interface which is designed to facilitate cross-team collaboration and application integration, enhancing the efficiency of our underwriting teams by tracking submissions throughout the underwriting process (see “Business—Our Business—Use of Technology—Prequel and Solas” for further details).
“Specialty pillar” means our underwriting pillar comprising traditional specialty lines of business such as property and construction, accident & health, aviation, casualty, contingency, cyber, energy, marine, space, and terror.
“Syndicate 2126” means the Lloyd’s syndicate we launched in January 2026, through which we underwrite business in the Lloyd’s market.
“Syndicate 3123” means the Lloyd’s syndicate we launched in July 2024, through which we underwrite business in the Lloyd’s market.
“Syndicates 3123 and 2126,” “Syndicates,” or “Lloyd’s Syndicates” means, collectively, Syndicate 3123 and Syndicate 2126.
“Term Loan Facility” means the $2,000.0 million term loan facility under the Credit Agreement, as amended. The Term Loan Facility matures on October 17, 2031.
“TFP ADGM” means Fidelis Opco Limited, one of our principal operating subsidiaries that operates as an insurance intermediary in the United Arab Emirates (“U.A.E.”) and is regulated by the Abu Dhabi Global Market Financial Services Regulatory Authority.
“TFP Bermuda” means TFP Bermuda Limited, one of our principal operating subsidiaries that operates as an insurance agent regulated by the BMA.
“TFP Financing Limited” means one of our subsidiaries (formerly known as Shelf Bidco Ltd.) and a loan party under the Credit Agreement.
“TFP Intermediate Holdings I Limited” means one of our subsidiaries (formerly known as Shelf Midco Ltd.) and a loan party under the Credit Agreement.
“TFP Intermediate Holdings II Limited” means a Bermuda incorporated and U.K. tax resident intermediate holding company within the Group, formerly known as Shelf Holdco II Limited, which, among other things, is party to the Framework Agreement with Pelagos Insurance Capital and is a minority shareholder in Pelagos Insurance Capital.

“Travelers” means The Travelers Companies, Inc., a company that, through its subsidiary SPFM Holdings, LLC, is a shareholder in TFP Group Limited and party to the Amended and Restated Shareholders’ Agreement. The Travelers Indemnity Company, a subsidiary of Travelers, is a party to the Travelers Quota Share Agreement.
“Travelers Quota Share Agreement” means the whole account quota share reinsurance contract, renewed annually since 2023 to date, between Pelagos Insurance Capital, as reinsured, and The Travelers Indemnity Company, a subsidiary of The Travelers Companies, Inc., as reinsurer, in respect of which we derive outwards reinsurance overrider income and profit commission income.
“U.K. Bribery Act” means the Bribery Act 2010 of the United Kingdom, as amended.
“U.K. Delegated Underwriting Authority Agreement” means the Delegated Underwriting Authority Agreement, dated as of December 20, 2022, by and between Pelagos Insurance Capital Underwriting Limited and Pine Walk Capital.
“UMCC” means Underwriting and Marketing Conference Call, which is the Fidelis Underwriting segment’s centralized peer review process (see “Business—Our Business—The TFP Underwriting Segments—Fidelis Underwriting” for further details).
“underwriting margin” means the profitability of an insurer’s core underwriting operations. Underwriting margin is calculated as 100% minus the combined ratio.
“U.S. GAAP” means generally accepted accounting principles in the United States.
Beneficial Ownership
Bermuda enacted the Beneficial Ownership Act 2025 on November 3, 2025 (the “BO Act”) requiring certain legal persons in Bermuda to identify beneficial owners, and maintain a beneficial ownership register. For so long as our Ordinary Shares are listed on an “appointed stock exchange” (which includes the               ) we will be exempt from the requirements of the BO Act, except for the requirement to confirm our exempted status with the Registrar of Companies in Bermuda and file with the Registrar of Companies in Bermuda proof of that exemption.
Service of Process and Enforcement of Civil Liabilities
We are a Bermuda exempted company. As a result, the rights of holders of our Ordinary Shares will be governed by Bermuda law and our Memorandum of Association and our Amended and Restated Bye-Laws to be effective upon completion of internal governance procedures and completion of this offering. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. In addition, certain of our directors and officers reside outside the United States, and a substantial portion of our assets and the assets of such persons are located in jurisdictions outside the United States. As such, it may be difficult or impossible to effect service of process upon us or those persons in the United States or to recover against us or them on judgments of U.S. courts, including judgments predicated upon civil liability provisions of the U.S. federal securities laws. It is doubtful whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against us or our directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against us or our directors or officers under the securities laws of other jurisdictions.
Investors Outside the United States
Neither we nor the Selling Shareholders have done anything that would permit the possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the U.S. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our Ordinary Shares and the distribution of this prospectus outside of the United States.

TRADEMARKS, SERVICE MARKS AND TRADE NAMES
We have proprietary rights to trademarks used in this prospectus that are important to our business, many of which are registered under applicable intellectual property laws, including the trademarks “Fidelis,” “Pine Walk,” and our other registered or common law trademarks, trade names, and service marks appearing in this prospectus. Solely for convenience, the trademarks, service marks, logos, and trade names referred to in this prospectus are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks, and trade names. This prospectus contains additional trademarks, service marks, and trade names of others, which are the property of their respective owners. All trademarks, service marks and trade names appearing in this prospectus are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.
MARKET AND INDUSTRY DATA
This prospectus contains estimates, projections and other information concerning our industry and our business, as well as data regarding market research, estimates, and forecasts prepared by our management. Information that is based on estimates, forecasts, projections, market research, or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” Unless otherwise expressly stated, we obtained this industry, business, market, and other data from reports, research surveys, studies, and similar data prepared by market research firms and other third parties, industry and general publications, government data, and similar sources. Data regarding the industries in which we operate and our market position and market share within these industries are inherently imprecise and are subject to significant business, economic and competitive uncertainties beyond our control. While we believe such information is reliable, we have not independently verified any third-party information. While we believe our internal company research and estimates are reliable, such research and estimates have not been verified by any independent source. In some cases, we do not expressly refer to the sources from which this data is derived. Statements that we are the largest independent MGA in the world are based on third-party sources ranking global MGAs by 2024 annual revenue. No third-party reports ranking independent MGAs were commissioned by us. Forecasts and other forward-looking information with respect to industry, business, market, and other data are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this prospectus (see “Cautionary Note Regarding Forward-Looking Statements” for more information).
Throughout this prospectus, we refer to our underwriting margin and the underwriting margin and loss ratio of Public Company Carriers and Historic Public Company Peers. There are limitations to the use of these comparisons presented in this prospectus. For example, our underwriting margin may not be comparable to similarly titled measures of other companies. Further, our past performance is no guarantee of future results. References in this prospectus to the financial results of Lloyd’s syndicates 488 and 2488 and the “Lloyd’s Average” from 1986 to 1998 are based on Company assessments of such figures and may differ from the actual results thereof.
Throughout this prospectus we refer to our over 150 lines of business, which refers to business originated during the period from March 31, 2025 to March 31, 2026.
Among others, we refer to estimates compiled by the following industry sources:
•Allianz, 2025 Global Insurance Report: Rising demand for protection, May 27, 2025 (or “Allianz 2025 Report”);
•Bermuda Monetary Authority, Catastrophe Risk Modelling, 2024 Report (or “BMA CRM”);
•Conning, 2025: Managing General Agents - Built for What’s Next, 2025 (or “Conning Report”);
•Lloyd’s, Conducting Business—Delegated Authority at Lloyd’s (or “Lloyd’s Report”);

•Lloyd’s 2015 Annual Report (or “Lloyd’s 2015 Report”);
•Lloyd’s 2025 Annual Report (or “Lloyd’s 2025 Report”);
•National Centers for Environmental Information, Overview (or “NCEI”);
•S&P Global Market Intelligence, S&P Capital IQ Pro (or “S&P Global Market Intelligence”);
•Swiss Re Institute, sigma 3/2025, accessed from the Swiss Re sigma explorer portal in 2026 (or “Sigma 2025 Report”); and
•Swiss Re Institute, sigma 1/2026, accessed from the Swiss Re sigma explorer portal in 2026 (or “Sigma 2026 Report”).
With respect to the Sigma 2025 Report and Sigma 2026 Report referred to throughout this prospectus, although all the information used in Sigma or on their website was taken from reliable sources, Swiss Reinsurance Company (“Swiss Re”) does not accept any responsibility for the accuracy or comprehensiveness of the information given. The information provided is for informational purposes only and in no way constitutes Swiss Re’s position. In no event shall Swiss Re be liable for any loss or damage arising in connection with the use of this information.
BASIS OF PRESENTATION
Presentation of Financial and Other Information
This prospectus includes our audited consolidated financial statements as of and for the years ended December 31, 2025 and 2024 prepared in accordance with U.S. GAAP. Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them. All references in this prospectus to “dollar,” “USD” or “$” refer to U.S. dollars, the terms “euro,” “EUR” or “€” refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended, and the terms “GBP,” “£,” and “British pounds sterling” refer to the currency of the United Kingdom. References to “segment(s)” are used to refer to our two business segments, Fidelis Underwriting and Pine Walk.
The financial information included herein has been derived from our financial statements and accounting records and has been prepared in accordance with U.S. GAAP. Following this offering, we will operate and control all of the business and affairs and consolidate our financial results and those of our consolidated subsidiaries. Amounts in this prospectus and the financial statements included in this prospectus are presented in U.S. dollars rounded to the nearest million, unless otherwise noted. Certain amounts presented in tables are subject to rounding adjustments and, as a result, the totals in such tables may not sum.
The financial information included herein contains the following key operating metrics, which we use to assess the financial performance of our business:
Written Premium represents the premium underwritten by us for all Capacity Providers on a year of account basis. Written Premium is a metric that indicates the scale and growth of the business, consistent with its use in the insurance industry. It includes estimates based on information received from (re)insureds and brokers. Written Premium includes reinstatement premiums received.
Bound Premium represents the premium recognized when the underlying premium is bound. We believe Bound Premium is the primary driver of our placement commission revenue. Bound Premium includes estimates that are based on information received from (re)insureds and brokers. For certain types of contracts, such as business written through quota share reinsurance contracts or aggregate lineslips, an estimate of underlying attachments is made which is used to calculate placement commissions. Bound Premium includes reinstatement premiums received and is net of adjustment premiums.

Non-U.S. GAAP Financial Measures
This prospectus contains non-U.S. GAAP financial measures, including Organic Revenue, Organic Revenue Growth, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income Margin and Adjusted Earnings per Diluted Common Share, which are financial measures that are not required by, or presented in accordance with, U.S. GAAP (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Non-U.S. GAAP Financial Measures” for definitions and further information about why and how we calculate non-U.S. GAAP financial measures and reconciliations of these non-U.S. GAAP financial measures to the most directly comparable financial measures stated in accordance with U.S. GAAP).
We believe that, in addition to our results determined in accordance with U.S. GAAP, certain non-U.S. GAAP financial measures, including Organic Revenue, Organic Revenue Growth, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income Margin and Adjusted Earnings per Diluted Common Share, are useful in evaluating our business and the underlying trends that are affecting our performance. Such non-U.S. GAAP financial measures are primary indicators that our management uses internally to conduct and measure our business and evaluate the performance of our consolidated operations. Our management believes these non-U.S. GAAP financial measures are useful as they provide meaningful analysis of the performance of the business. These non-U.S. GAAP financial measures are used in addition to and in conjunction with results presented in accordance with U.S. GAAP. These non-U.S. GAAP financial measures reflect an additional way of viewing aspects of our operations that, when viewed with our U.S. GAAP results and, where applicable, the accompanying reconciliations to corresponding U.S. GAAP financial measures, provide a more complete understanding of factors and trends affecting our business. There are limitations to the use of the non-U.S. GAAP financial measures presented in this prospectus. For example, our non-U.S. GAAP financial measures may not be comparable to similarly titled measures of other companies. Other companies, including companies in our industry, may calculate non-U.S. GAAP financial measures differently than we do, limiting the usefulness of those measures for comparative purposes. The non-U.S. GAAP financial measures should be considered as a supplement to, and not as a substitute for or superior to, the corresponding measures calculated in accordance with U.S. GAAP.

SUMMARY
The following summary contains selected information contained elsewhere in this prospectus about us and about this offering. It does not contain all of the information that is important to you and your investment decision. Before you make an investment decision, you should review this prospectus in its entirety, including matters set forth under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our Consolidated Financial Statements and the related notes included elsewhere in this prospectus. Some of the statements in the following summary constitute forward-looking statements (see “Cautionary Note Regarding Forward-Looking Statements”).
Our Mission
Our mission is to continue to be the long-term partner of choice for (re)insureds, Capacity Providers and brokers, by providing high-conviction lead underwriting expertise, creative solutions and efficient risk allocation.
Who We Are
We are the world’s largest independent MGA, allocating risk to third-party Capacity Providers. We are high-growth and highly diversified. Our model is differentiated - we underwrite a wide range of complex global specialty (re)insurance risks for a diverse set of highly-rated, primarily long-term Capacity Providers. We also provide portfolio and capital optimization, exposure management, outwards reinsurance structuring and purchasing, and claims handling services. We are paid placement and profit commissions for our services.
We operate two complementary underwriting and origination segments, Fidelis Underwriting and Pine Walk, which originate specialty (re)insurance risks and underwrite across over 150 complex lines of business in our Specialty, Bespoke, and Reinsurance pillars. Our diversity contrasts with many traditional MGAs that are often monoline in nature, operating across a restricted set of geographies that leaves them exposed to significant movements in individual markets. Our team has a long-standing track record of underwriting outperformance and our expertise extends across Property D&F, crisis management, marine, energy, aviation, space, credit, political risk, and reinsurance lines of business, among others.
Seeking to act as a Lead Underwriter on the risks we originate, we believe we can provide additional value on placements by providing large line sizes across multiple lines of business, with deep (re)insured and broker relationships and diverse, primarily long-term capacity. Seeking to act as a Lead Underwriter on the risks we originate helps us to achieve better pricing, terms and conditions. We originate our business principally through wholesale brokers with whom we have long-standing and deep relationships, as well as through retail brokers, local brokers and direct (re)insured relationships.
We use proprietary data and technology alongside underwriting judgment to help maximize returns for our Capacity Providers, with 67% of Bound Premium representing long-term capital for the year ended December 31, 2025 (which reflects multi-year capacity arrangements with Pelagos Insurance Capital and Syndicate 3123 in 2025, and from January 1, 2026, includes Syndicate 2126). We allocate premiums utilizing our rules-based systems and believe our proprietary technology stack empowers our underwriters and positions us to scale efficiently while maintaining disciplined underwriting performance for our Capacity Providers.

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(1)As of December 31, 2025.
We believe that our business model has structural advantages due to the scalability of our global origination capabilities, centralized underwriting, position as a Lead Underwriter on risks, proprietary technology stack, and risk allocation process. We underwrite global risks on behalf of multiple highly-rated, long-term Capacity Providers. Our ability to attract new Capacity Providers allows us to allocate additional capital to insurance risks we already underwrite where their appetite overlaps with that of our existing Capacity Providers. We believe that our ability to attract new Capacity Providers supports efficient growth at limited incremental cost, drives meaningful operating leverage, and reduces our reliance on originating new insurance risks. We believe our ability to attract and retain long‑term Capacity Providers reflects market confidence in the 40‑year track record of underwriting outperformance of businesses and underwriting teams under the leadership of our founder, Chairman, and Group Chief Executive Officer (“CEO”), Richard Brindle. Additionally, we believe our fee-based business model will support profitable growth across market cycles, as demonstrated by our growth and margin profile (see “Summary Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview and History”).
Financial Summary
The majority (86%) of our revenue for the year ended December 31, 2025 was derived from placement commission, which is primarily calculated as a percentage of Bound Premium. This placement commission is derived from the origination and underwriting of (re)insurance risks on behalf of our Capacity Providers, as well as for additional services we provide to certain Capacity Providers, such as portfolio and capital optimization, exposure management, outwards reinsurance structuring, and purchasing, and claims handling services. 12% of our revenue for the year ended December 31, 2025 was derived from profit commission calculated based on a share of the profitability of eligible (re)insurance business that we underwrite on behalf of Capacity Providers, supporting alignment. The remaining 2% of our revenue for the year ended December 31, 2025 was derived from fiduciary interest income earned on our growing insurance premiums that are held in a fiduciary capacity until disbursement to Capacity Providers.
For the year ended December 31, 2025, we recorded revenue growth of 10%, all of which was organic, a Net Income Margin of 21% and an Adjusted EBITDA Margin of 60%. For the years ended December 31, 2025, 2024 and 2023 respectively, we generated:
•Written Premium of $5,387 million, $4,663 million and $3,712 million for our Capacity Providers. Since the founding of our predecessor company, Fidelis Insurance, we have significantly grown Written Premium through market cycles, achieving a CAGR of 49% between 2015 and 2025;

•Bound Premium of $4,937 million, $4,467 million and $3,340 million for our Capacity Providers;
•Total revenue of $682 million, $619 million and $471 million, representing Organic Revenue Growth of 31% for the year ended December 31, 2024 and 10% for the year ended December 31, 2025;
•Net Income of $141 million and $153 million, and a net loss of $(12) million, and Adjusted Net Income of $202 million, $230 million and $167 million, with a Net Income Margin of 21%, 25% and (3)%, and Adjusted Net Income Margin of 30%, 37% and 35%; and
•Adjusted EBITDA of $411 million, $386 million and $287 million, at an Adjusted EBITDA Margin of 60%, 62% and 61%.
Key Financial Summary:
The chart below compares certain of our KPIs and non-U.S. GAAP financial measures for the years ended December 31, 2023, 2024 and 2025, respectively (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Non-U.S. GAAP Financial Measures” for a more detailed discussion and reconciliation of our non-U.S. GAAP financial measures).
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(1)Organic Revenue is the same as revenue throughout the historical period.
Our Business
Our History
Our predecessor company, Fidelis Insurance, was founded in 2014 by Mr. Brindle as a specialty (re)insurance business and commenced underwriting in 2015. Mr. Brindle served as Chairman and CEO of Fidelis Insurance from founding until January 2023.
TFP was established as a standalone business in January 2023, following the completion of a transaction that saw Fidelis Insurance bifurcated into (i) a high-growth, highly diversified MGA and risk allocator, TFP; and (ii) a specialty (re)insurance company, Pelagos Insurance Capital (formerly known as Fidelis Insurance Group) (the “Bifurcation Transaction”) (see “—Our Business—Our Capacity Providers” for a discussion of Pelagos Insurance Capital). At our establishment, Mr. Brindle became our Chairman and Group CEO.
Following the Bifurcation Transaction, we have operated as a scaled, highly diversified MGA that allocates risk to third-party Capacity Providers, significantly growing Written Premium, revenue, Net Income and Adjusted EBITDA. Alongside this, we have successfully diversified to add lines of business and new highly-rated Capacity Providers. At the date of this prospectus, our Capacity Providers include Pelagos Insurance Capital, two Lloyd’s

Syndicates, over 60 reinsurance partners and more than 15 consortia and insurance partners. We believe our growth has been supported by our success in hiring many recognized industry-leading underwriters into both our Fidelis Underwriting and Pine Walk segments.
The TFP Underwriting Segments
We operate two complementary underwriting segments, Fidelis Underwriting and Pine Walk. Together, our underwriting segments enable us to originate, underwrite, and scale a diversified range of complex (re)insurance risks on behalf of Capacity Providers. Fidelis Underwriting is our larger underwriting segment, which is focused on originating and allocating complex risks through our centralized and proprietary underwriting process. Pine Walk is our ‘plug and play’ MGA platform focused on helping underwriting teams create, build, and run successful businesses focused on specific products. The two segments are distinct but complementary underwriting propositions that we believe attract underwriting talent by offering access to a diverse set of highly-rated, primarily long-term Capacity Providers, business origination, centralized proprietary technology systems, long-term industry relationships, technical expertise, cross-selling opportunities, and business support infrastructure.
Our two underwriting segments come together formally once per week at TFP Production (“TFPP”) meetings, which are attended by our senior management, including our executive management team, Fidelis Underwriting line of business heads and Pine Walk entity CEOs, where the main focus is on cross-selling, sharing of knowledge and market insights, and collaboration. In keeping with our culture, TFPP has a focused, results-based ethos.

Fidelis Underwriting
Fidelis Underwriting is our larger underwriting segment that accounted for $4.2 billion of Written Premium (representing 77% of Written Premium) and $512 million of revenue (representing 75% of our revenue) in the year ended December 31, 2025. Fidelis Underwriting underwrites a diversified portfolio of global Specialty, Bespoke, and Reinsurance pillar risks, with a particularly scaled presence across aviation, construction, crisis management, credit, political risk, marine, and property. For the year ended December 31, 2025, we were a Lead Underwriter on 96% of Written Premium attributable to the Fidelis Underwriting segment, which we believe increases our relevance to (re)insureds and brokers, improving our ability to select risks and achieve differential pricing, terms, and conditions on the risks that we write when compared to the market. We believe these economic benefits contribute to our track record of underwriting outperformance for Capacity Providers.
We believe our differentiated underwriting process is scalable. Risks are carefully analyzed at submission, progressing through a mix of line-of-business specific meetings and management reviews before proceeding to our centralized UMCC peer review process. Our disciplined, rigorous pre-UMCC procedures use proprietary pricing, analytics, and risk aggregation tools to make fast, informed judgments as to whether a risk is appropriate to take to UMCC for peer review. We are highly selective and, in 2025, over half of the approximately 18,000 requests for quotes received by Fidelis Underwriting were rejected in pre-UMCC procedures, with approximately 5,300 bound in our local offices.
We have been able to significantly grow our Fidelis Underwriting Written Premium from $2.9 billion in the year ended December 31, 2023 to $4.2 billion in the year ended December 31, 2025 without needing to increase either the length or number of UMCC meetings. We have achieved this by adding incremental Capacity Providers on existing risks and by utilizing technology to increase the efficiency of the underwriting process and support scalable growth.
Pine Walk
Pine Walk is our ‘plug and play’ MGA platform that helps underwriting teams create, build and run successful businesses. Pine Walk accounted for $1.2 billion (23%) of Written Premium and $169 million (25%) of revenue in the year ended December 31, 2025.
Founded in 2017, Pine Walk is designed to support established, entrepreneurial individuals and teams seeking to launch specialized and leading underwriting businesses. Pine Walk operates through individual underwriting entities, each of which typically specializes in a defined line of business or niche market. For example, Navium, which is the largest Pine Walk entity, is a marine-focused specialty MGA that commenced operations in 2021. Other mature Pine Walk entities include Radius, Pernix and OPEnergy, which write across specialty treaty reinsurance, credit and political risk, and energy liability, respectively. Five Pine Walk entities commenced operations in 2025, including Sevanta and Corsiam which write casualty and accident & health, respectively. In 2026, as of the date of this prospectus, two additional entities have commenced operations, bringing the total number of entities commencing operations over the last 24 months to 10. Three of these 10 are focused on high-growth markets: Seraphina (international property), Imala Re (Latin American & Caribbean treaty reinsurance) and Arenite (surety and structured credit).

We establish new legal entities for each team, in which we have a controlling interest and the entity’s management team typically owns a minority equity stake. We retain the ability to increase our equity stake in each entity over time via call options and actively consider succession planning from the outset.
We believe Pine Walk is a differentiated and capital-efficient growth engine that attracts leading underwriting talent in specialist lines of business, who have their own deep relationships with brokers, (re)insureds, and Capacity Providers. Operating on the Pine Walk platform provides underwriters with access to TFP’s long-term, highly-rated Capacity Providers, global broker relationships, proprietary technology, comprehensive operating and support infrastructure, and a working capital loan that averages approximately $2 million per new entity and is typically repaid over approximately four years. We provide intragroup services to Pine Walk entities, including finance, operations, actuarial, human resources, information technology, legal, compliance, and facilities-related services, in exchange for fees that vary depending on the size and complexity of the entity. Pine Walk allows teams to focus on origination and underwriting from inception, with the opportunity to benefit from structured long-term incentives through our call options over the Pine Walk entities’ shares, which are exercised at our discretion. We believe this combination of centralized services provided by TFP, access to capital, proprietary technology, and aligned incentives provides Pine Walk entities with a structurally advantaged platform to scale efficiently. We believe that Pine Walk’s advantages have resulted in Pine Walk underwriting teams growing quicker and more predictably than they would on a standalone basis.
Specific examples that demonstrate the scalability and profitability of the Pine Walk segment include: (i) Navium, a marine-focused MGA that commenced operations in 2021 and generated $459 million of Written Premium for the year ended December 31, 2025, achieving a 5.6x average outperformance against its original business plan; (ii) OPEnergy, an energy liability MGA that commenced operations in 2021 and generated $61 million of Written Premium for the year ended December 31, 2025, achieving a 5.8x average outperformance against its original business plan (excluding its first year); and (iii) Pernix, a political risk and non-payment insurance focused MGA that commenced operations in 2022 and generated $245 million of Written Premium for the year ended December 31, 2025, achieving a 7.7x average outperformance against its original business plan. We believe these examples demonstrate TFP’s ability to identify, attract and help leading entrepreneurial underwriters scale MGAs profitably across distinct markets.
We maintain day-to-day governance oversight of Pine Walk entities post-launch, actively tracking their performance through daily interactions on submissions and opportunities, weekly TFPP meetings with a focus on cross-selling and origination, ongoing monthly monitoring, and detailed annual reviews. All risks written via the Pine Walk platform (except for Pine Walk entities writing niche business that do not have material aggregation risk with the wider TFP portfolio) are ultimately consolidated into FireAnt. The consolidation of risks written via the Pine Walk platform into FireAnt enables us to provide centralized ongoing exposure and portfolio management services to Capacity Providers across both Pine Walk and Fidelis Underwriting.
Approach to Origination of Business
We focus on complex, commercial lines of (re)insurance, where the majority of business is conducted through brokers. Our origination network includes wholesale, retail, and local brokers, as well as direct relationships with (re)insureds. We have a dedicated team that utilizes its strong relationships at board, regional management and department-head levels across the world’s largest brokers, who represent our primary source of origination. Broker relationships across our business have been forged over decades of trading. These relationships are managed through a centralized and systematic approach that emphasizes underwriting leadership, meaningful line size deployment, and certainty of execution. Brokers frequently engage us to act as a Lead Underwriter on placements for complex (re)insurance risks where underwriting expertise, speed of decision-making, access to our diversified capacity, and the need to create a following market are critical.
Our broker relationships are supported by regular engagement at multiple organizational levels, including structured, data-driven quarterly strategic meetings with senior broker management. These discussions cover updates on new products, new Pine Walk entities, and relevant developments at the brokers, such as strategic initiatives, new products and office openings, as well as the renewal and new-business pipelines for each line of business. We share our premium targets, supported by detailed account‑level plans, allowing us to be open about our origination and underwriting appetite across lines of business and geographies. In keeping with our culture, these engagements are focused on results and targeted outcomes. The UMCC process reinforces this engagement model by providing real-time visibility over live opportunities across lines of business, enabling our teams to engage with brokers in a coordinated, consistent and firm-wide manner.
We have made a sustained effort to deepen our presence in certain high-growth insurance markets that we believe offer both structural growth and diversification. Our growth has been driven by an extensive, targeted program of travel across Latin America, the Middle East, and Asia, as well as by selectively opening new hubs in Abu Dhabi and Miami, which is a conduit for Latin American business. Recognizing that not all business comes through London and Bermuda, we are also actively engaging with local brokers to increase our access to (re)insurance business emanating from these regions. We have also onboarded three underwriting teams focused on high-growth markets within our Pine Walk segment: Seraphina (international property), Imala Re (Latin American & Caribbean treaty reinsurance) and Arenite (surety and structured credit). While risks may originate locally, underwriting decision-making, portfolio construction and capital allocation remain centralized within our global platforms, preserving underwriting discipline and consistency as our geographic footprint expands (see “— Our Market Opportunity—Global P&C Market” for a discussion of high-growth markets).
In parallel, we believe we have deep relationships with (re)insureds, enabling us to originate opportunities to write business directly with the (re)insured and/or via retail brokers. For the year ended December 31, 2025, 10% of Written Premium was generated from direct relationships with (re)insureds, primarily in our Bespoke pillar through credit policies issued to large financial institutions. Relationships with our (re)insureds are valuable, providing us with access to differentiated underwriting opportunities that are often constructed directly with the (re)insured and therefore not available to most competitors. By working directly with (re)insureds on the lines of business to better understand their needs, we forge deep relationships, produce creative solutions, and tailor policies to improve the suitability of their coverage accordingly.
We believe our highly integrated proposition is difficult to replicate given the collective strength of our centralized underwriting processes, proprietary technology, diverse and primarily long-term Capacity Providers, ability to deploy meaningful line sizes, and access to multiple sources of highly-rated insurance ‘paper’ (including both Lloyd’s and non-Lloyd’s), which together differentiate our central market position from those of traditional wholesale intermediaries.
Underwriting Approach and Products
The underwriting track record of our teams has been built over decades across cycles, lines of business, and geographies. Our underwriting approach is built on focused, process-driven, and disciplined risk selection that leverages robust analytics to implement our independent view of risk. We believe our approach allows us to identify opportunities that have the potential to deliver superior risk-adjusted returns for Capacity Providers. Our underwriting process includes close collaboration between our underwriting and actuarial teams, and is actively supported by our pricing, catastrophe modeling, wordings, finance, and sustainability teams. Our underwriting is enabled by data and insights from our proprietary data and technology systems in a robust, scalable, cross-line of business, and cross-departmental underwriting process.
Our underwriting framework incorporates an assessment of physical catastrophe risk (including risk related to flooding, wildfires and storms), climate-related loss drivers, technological risk exposure (including cyber and AI-related risks), aggregate exposure, and governance factors. These inputs, among others, inform pricing adjustments, attachment points, reinsurance purchasing and capital allocation decisions, supporting portfolio resilience and improved downside protection. We believe our market leadership position, scale, and diverse Capacity Providers enables us to shape pricing, terms, and conditions, maintain influence over claims execution and reinforce broker and (re)insured relationships, supporting consistency and relevance in the markets in which we underwrite. We believe that our underwriting approach produces better returns for Capacity Providers, in addition to better products for (re)insureds and brokers.
Independent, Proprietary View of Risk
Our independent, proprietary view of risk informs our underwriting decisions and has supported our underwriting outperformance (see “—The TFP Advantage” for our underwriting track record). We utilize our deep data pool to incorporate our in-house view on loss adjustment expenses, cost inflation, and climate change, to develop our own view of risk. Our actuarial and pricing teams support individual deals and provide insights into business performance, portfolio shaping and strategy, exposure management, and outwards reinsurance purchases. Pricing models are used throughout the business to support underwriting decision-making and go through at least annual reviews to ensure that they remain appropriate and they are re-calibrated where required.
Product Innovation and Flexibility
We aim to be an underwriter of first resort for complex (re)insurance solutions and have a proven track record of product innovation. Innovative (re)insurance solutions developed with the (re)insured’s specific needs in mind help to deepen our relationships, improve products for (re)insureds, and improve our pricing power. We have been able to react quickly to bring new products to market, utilizing our underwriting expertise and direct relationships to design products and allocate risks to Capacity Providers. For example, during the recent Middle East conflicts, we were able to leverage real-time data tracking marine exposure in the vicinity of the Strait of Hormuz to assess risk and design products. In another example of product innovation, in November 2025 we moved quickly to build a diversified consortium of Capacity Providers targeting AI data center construction risks by leveraging our relationships with lead retail and wholesale brokers, data center investors, and Capacity Providers to establish over $270 million of capacity for data center construction risks.
We believe we have a dynamic approach to underwriting and risk management that allows us to capitalize on market opportunities, actively monitor exposures, and move quickly to increase capital allocated to attractive, price-dislocated opportunities. For example, starting in 2020 and continuing thereafter, we significantly expanded in the global Property D&F market following the retrenchment of capacity from U.S. insurers. We chose this as our preferred entry point into the market and moved with conviction to create a portfolio of global risks to benefit from what we expected to be a strong risk-adjusted return environment. Our nimble approach and willingness to lead the market has seen Written Premium increase from $0.2 billion in 2020 to $1.2 billion in 2025. We believe, based on management estimates, that we are now one of the largest Property D&F underwriters in the London market.
We believe we have positioned ourselves as a distribution partner to the world’s leading (re)insurance companies, leading individual lines of business and (re)insurance consortia where our track record of underwriting discipline and product innovation can benefit (re)insureds, brokers, Capacity Providers, and us.

Business Lines
Our teams have curated capabilities across over 150 lines of global (re)insurance business, which we can build into both diversified and niche underwriting portfolios for Capacity Providers. This contrasts with many traditional MGAs that are often monoline in nature, operating across a restricted set of geographies that leaves them exposed to significant movements in individual markets. Our underwriting origination across the Fidelis Underwriting segment and the Pine Walk segment is structured across three internally defined risk pillars: Specialty, Bespoke and Reinsurance:
TFP Written Premium by Pillar for Capacity Providers (2025):

Specialty & Other Reinsurance 2%
Property Reinsurance 17%
Property 28%
Other Bespoke 2%
Product Recall 1%
Structured Products 1%
Credit & Political Risks 18%
Marine & Energy 18%
Other Specialty 6%
Aviation & Space 6%
Accident & Health 0.02%
Casualty 0.5%
$5.4 billion
FY 2025
Written Premium
Specialty (59%)
Bespoke (22%)
Reinsurance (19%)

•Specialty (59% of 2025 Written Premium for Capacity Providers): Includes traditional specialty lines of business such as property and construction, accident & health, aviation, casualty, contingency, cyber, energy, marine, space, and terror. In property and construction in particular, we can provide large line sizes by leveraging our role as a risk allocator to match Capacity Providers with their preferred (re)insurance layers. For the year ended December 31, 2025, we acted as a Lead Underwriter on 95% of Written Premium attributable to the Specialty pillar, with an established presence across the majority of our lines and a growing presence in our accident & health and casualty lines.
•Bespoke (22% of 2025 Written Premium for Capacity Providers): Tailored, specialized products with minimal correlation to peak catastrophe perils, providing coverage for credit, political risk, transactional liabilities, and other innovative products. In the Bespoke pillar, we often have direct relationships with (re)insureds and work in partnership with them to design bespoke product solutions. The Bespoke pillar has grown from $0.7 billion of Written Premium in 2023 to $1.2 billion of Written Premium for the year ended December 31, 2025, supported by the launch of Syndicate 3123 (and, in 2026, Syndicate 2126), which benefits from Lloyd’s A+ (AM Best) and AA- (Fitch/S&P) credit ratings, as well as other highly-rated Capacity Providers, which improves the attractiveness of certain bespoke products such as significant risk transfers where counterparty risk can impact the capital efficiency and pricing of policies.

•Reinsurance (19% of 2025 Written Premium for Capacity Providers): Property catastrophe and specialty reinsurance portfolio that benefits from access to private, non-subscription deals. Our large line size across Capacity Providers (over $280 million in aggregate for certain lines of business) increases our relevance to reinsureds and brokers, improving our ability to select risks and achieve differential pricing, terms, and conditions on the risks that we write when compared to the market. Property reinsurance includes a global portfolio of primarily excess of loss reinsurance policies, with capabilities to provide catastrophe, quota share, risk, and aggregate solutions. Utilizing the varied appetites of Capacity Providers, we can offer robust and broad solutions, while seeking to deliver on target risk-adjusted returns on capital to all Capacity Providers. Specialty reinsurance includes quota share and excess of loss reinsurance policies across a variety of lines of business, including marine, energy, terrorism and political violence, and aviation.
TFP Written Premium Mix by Geography (Based on domicile of (re)insured, 2025):

Latin America
Australasia
Bermuda
Other
Middle East & Africa
Asia
UK & Ireland
Europe (ex. UK&I)
United States & Canada
$5.4 billion
FY 2025
Written Premium
44%
17%
15%
6%
6%
4%
3%
2%
3%

Our Capacity Providers
We are paid placement commission based on the (re)insurance premium bound for Capacity Providers. We also receive profit commission, which is diversified across underwriting years, lines of business and Capacity Providers. We recognized profit commission from over 25 individual Capacity Providers in 2025. Our profit commission enables us to share in the upside of underwriting performance, aligning our incentives with those of Capacity Providers. In order to further enhance alignment between us and our long-term Capacity Providers, we (i) hold a minority equity interest in Pelagos Insurance Capital and (ii) contribute a minority of the Funds at Lloyd’s (“FAL”) required to support the underwriting of each of Syndicates 3123 and 2126.
We have built relationships with over 75 Capacity Providers who we believe view us as a partner that offers a differentiated underwriting proposition, verifiable underwriting track record, and valuable source of origination. These Capacity Providers retain the balance sheet reserves, underwriting results, and investment results. We also provide portfolio management services for certain Capacity Providers across both Fidelis Underwriting and Pine Walk originated business, including portfolio and capital optimization, exposure management, outwards reinsurance structuring and purchasing, and claims handling services.

We believe the long-term nature of our agreements with each of Pelagos Insurance Capital and Syndicates 3123 and 2126 provides improved certainty for investors, (re)insureds, brokers and staff, while the diversity of each of our Capacity Providers’ underwriting appetites allows us to act as an efficient risk allocator. On any given risk, we might negotiate on behalf of a number of different Capacity Providers, who in turn benefit from the extra scale and market presence achieved. The added scale and market presence we are able to achieve drives relevance to brokers, improving signings and access to the best placements, which we believe can drive better pricing, other terms and conditions. Additionally, we believe that Capacity Providers benefit from our continued innovation and our investment in technology.
We believe that our capacity construct (that includes a diverse set of highly-rated, primarily long-term Capacity Providers) is highly differentiated when compared to traditional MGAs, who typically have a narrow set of short-term capacity providers with whom they enter into annual binding authority agreements subject to ongoing risk restriction stipulations, contractual renegotiations and cancellations. We believe this limits the ability of traditional MGAs to grow, as it requires their staff to spend time and resources managing capacity that could otherwise be used to develop new business.
In contrast to traditional MGAs, we have long-term capital through multi-year arrangements from three different Capacity Providers (Pelagos Insurance Capital and Syndicates 3123 and 2126), in addition to capacity partnerships with a diverse panel of highly-rated insurers and reinsurers. We believe (re)insureds and brokers are attracted to the benefits of doing business with a counterparty that can offer a consistent, partnership approach due to the stability and quality of its underlying capital base. Moreover, we believe we are also differentiated from traditional MGAs by our ability to offer (re)insureds and brokers access to the benefits of highly-rated insurance ‘paper’ from Pelagos Insurance Capital, whose operating subsidiaries carry financial strength ratings of A (AM Best), A- (S&P) and A3 (Moody’s)), and through our Lloyd’s Syndicates (A+ (AM Best) and AA- (Fitch/S&P)). All Capacity Providers (as at December 31, 2025) had (or in the case of reinsurance Capacity Providers were supported by underlying insurers with) ratings of A or higher from A.M. Best as of the date of this prospectus.
Our Differentiated Capacity Construct (Bound Premium, 2025):
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Notes: Capacity for Pelagos Insurance Capital is on a net of reinsurance Bound Premium basis. Capacity for others is on a gross of reinsurance Bound Premium basis.
(1)Our reinsurance partners provide reinsurance to our direct Capacity Providers.
Pelagos Insurance Capital
Our largest Capacity Provider, Pelagos Insurance Capital, is a standalone, publicly traded company which, net of reinsurance, supported 53% of our Bound Premium for the year ended December 31, 2025. Our relationship with Pelagos Insurance Capital is governed by the Framework Agreement, which has a 10-year rolling duration that includes the terms on which we underwrite business on Pelagos Insurance Capital’s behalf and the associated fee structure, with the terms formulated to ensure alignment of interest. We believe that our delegated underwriting authority arrangement is differentiated, resulting in capacity certainty extending out 10 years, with the option to extend by a further year annually. Under the Framework Agreement, there is a minimum floor of underpinned capacity for 2026 and beyond with an agreed process to grow through the annual planning cycle, with an automatic baseline being the prior year plan Written Premium. We own an equity interest of approximately 9.9% in Pelagos Insurance Capital and have a right to nominate one member of its board of directors, which we have exercised (see “Business—Our Relationship with Pelagos Insurance Capital—Shareholding in Pelagos Insurance Capital” for additional detail ). Under the Framework Agreement, Pelagos Insurance Capital has a Right of First Refusal (“ROFR”) for any new business that we originate that is not already set out in the agreed Group Annual Plan. Following the completion of the ROFR process under the Framework Agreement, business in respect of which Pelagos Insurance Capital does not exercise its ROFR can then be allocated by us to other Capacity Providers. Similarly, we have a Right of First Offer (“ROFO”) on originating business for Pelagos Insurance Capital that is not already set out in the Group Annual Plan. Following the completion of the ROFO process under the Framework Agreement, such business can then be written by Pelagos Insurance Capital via other, non-TFP distribution channels (see “Business—Our Relationship with Pelagos Insurance Capital—Delegated Underwriting Arrangements with Pelagos Insurance Capital” for additional detail on how the Framework Agreement operates and our relationship with Pelagos Insurance Capital).
As of December 31, 2025, Pelagos Insurance Capital had $3.2 billion of total capital. Pelagos Insurance Capital’s operating subsidiaries carry financial strength ratings of A / A- / A3 by AM Best, S&P, and Moody’s, respectively.
Lloyd’s Syndicates
We have established a scaled presence in the Lloyd’s market through Syndicates 3123 and 2126. We have grown from the founding of our Lloyd’s presence in July 2024, to $196 million of Written Premium over the remainder of 2024, and $752 million of Written Premium in 2025. We have approved capacity to write $1.3 billion of Written Premium in 2026, evidencing strong organic growth and the scalability of our business. Our Lloyd’s Syndicates provide us with access to a differentiated pool of long-term insurance industry capital, institutional investors and typically high net worth Lloyd’s Names, as well as access to Lloyd’s A+ (AM Best) and AA- (S&P and Fitch) credit ratings, global licensing capabilities, Lloyd’s consortia opportunities, and the ability to underwrite business that is only placed within the Lloyd’s market.
We have sole underwriting authority from Syndicates 3123 and 2126. Syndicate 3123 represented 14% of our Bound Premium for the year ended December 31, 2025, while Syndicate 2126 began writing premiums on January 1, 2026. Capital for both syndicates is primarily provided by third-party investors. We can grow our capacity at Lloyd’s through the market’s structured annual and intra-year capital raising processes. We contribute a minority of the FAL required to support the underwriting of each Syndicate, with such amounts varying by year of account (see Note 6 “Syndicate Assets and Liabilities” of our audited consolidated financial statements contained elsewhere in this prospectus for further details), in order to ensure alignment with the investors that support the Syndicates.
Our business plans for Syndicates 3123 and 2126 include appetite for risks across our Specialty, Bespoke and Reinsurance pillars, including select long-tailed business such as casualty. The capacity support from the Syndicates has allowed us to expand our product offering through additional jurisdictional and product licensing and, we believe, achieve better terms, conditions, and pricing on behalf of Capacity Providers on certain policies where counterparty credit risk was a key driver of the benefits that a policy can offer, given Lloyd’s credit ratings.
Reinsurance, Consortia and Insurance Partners
We have the support of a diversified panel of over 60 reinsurance partners that provide quota share and excess of loss reinsurance protection to Pelagos Insurance Capital and Syndicates 3123 and 2126. Effective reinsurance purchasing can enable us to improve returns and manage risk for Capacity Providers, by enhancing capital efficiency, protecting against losses (in particular, in natural catastrophe exposed lines of business) and by helping us place larger line sizes to drive differential pricing, other terms and conditions.

Travelers, through its subsidiary, The Travelers Indemnity Company, is a party to the Travelers Quota Share Agreement with Pelagos Insurance Capital covering certain business underwritten by us on behalf of Pelagos Insurance Capital, pursuant to which The Travelers Indemnity Company assumes 20% of the subject gross written premiums of Pelagos Insurance Capital on a risk-attaching basis, subject to a loss ratio cap. This is an annual contract that has been renewed every year to date since inception in 2023, most recently effective January 1, 2026. We believe that the support of The Travelers Indemnity Company as a strategic quota share reinsurance partner is further validation of our underwriting processes and track record. It is part of our wider relationship with Travelers, who initially made a strategic minority investment into Fidelis Insurance in 2021 and are a shareholder in us.
We also write business for more than 15 consortia and insurance partners targeting specific products through direct binding authority arrangements or Lloyd’s consortia. This provides us with additional, diversified capacity to support specific lines of business. For example, our consortia write across lines of business such as casualty, space, and contingency. Where appetites align, insurance Capacity Providers can underwrite the same insurance risks as Pelagos Insurance Capital, Syndicate 3123 and/or Syndicate 2126, which we believe drives meaningful operating leverage as underwriting and origination is only performed once for multiple Capacity Providers. We receive placement commission from consortia and insurance partners, and from some, we are also eligible to receive profit commission.
Use of Technology
Since the founding of Fidelis Insurance, exceptional underwriting talent, enabled by technological tools embedded across our underwriting and exposure management processes, has helped to facilitate the delivery of differentiated results for our investors and Capacity Providers. Our proprietary automation tools augment expert underwriting judgment, supporting dynamic risk allocation while contributing to industry-leading margins.
We believe our ownership of underwriting data since our inception is difficult to replicate. We are not tied to outdated, legacy systems and we believe the modular architecture of our proprietary technology platform enables us to introduce new capabilities and functionality in an iterative and controlled manner, reducing implementation risk while enhancing underwriting decision-making, operational efficiency, and supporting Capacity Provider returns.
Our suite of proprietary technology has been designed in-house alongside our underwriters and actuaries and is integrated throughout our operations. It includes: FireAnt, our comprehensive exposure management tool; Prequel, our internally-developed policy administration system; Solas, our next generation underwriter interface that is currently being rolled out; and Labrador, our next generation automated risk allocation tool that is currently being rolled out. The full roll-out of Solas is expected to be completed during the first half of 2027 (see “Business—Our Business—Use of Technology—Prequel and Solas” for more details) and the full roll-out of Labrador is expected to be completed within 12 months of the date of this prospectus (see “Business—Our Business—Use of Technology—Labrador” for more details). These systems operate in a single data environment, enabling underwriting outcomes, claims experience, and external loss events to be systematically captured and incorporated into our underwriting decisions.
The key principles guiding our technology strategy and tool development are:
•Enable Fast and Accurate Underwriting: We understood from the outset that technology would be central to our underwriting process, so we built our systems and tools internally from the ground up, in partnership with underwriters and actuaries. This helps to ensure that our systems meet their business needs, and our technology gives our underwriters access to live exposure, capital consumption, and portfolio impacts, so that underwriting decisions are supported with real-time data and portfolio context.
•Increase Underwriter Efficiency: Our technological solutions help to reduce the time spent by underwriters performing low value-add tasks, allowing them to focus on the high-value functions of their job including origination and underwriting. In addition, our systems monitor company-wide data that enhances the consistency of decision-making.

•Highly Configurable and Flexible Platform: As a high-growth organization, we believe it is important that our technology offers the flexibility to adapt to the changing needs of our business. Our modular, configurable architecture facilitates the smooth integration of new internal capabilities. Where external systems provide a better solution we are willing to leverage them, monitoring their efficacy and cost of usage.
•Real-Time Assessment of Risk and Risk Aggregation: The risks we underwrite are typically complex, specialized and often rapidly evolving. Access to current, relevant information is critical for our underwriters and actuaries to appropriately price and structure solutions, and for our senior leadership team to monitor the overall portfolio. FireAnt enables our underwriters and actuaries to query portfolio metrics and scenario impacts in real time, which supports faster, more informed underwriting and portfolio decisions, particularly during periods of market dislocation or loss events.
•Rules-Based Risk Allocation Process: We have continued to expand both the lines of business we underwrite and the number of Capacity Providers we underwrite on behalf of. It is expected that FireAnt and, as it is rolled out, Labrador, will support capital consumption and allocation decisions across Capacity Providers and lines of business with distinct risk metrics, enabling us to customize allocations against Capacity Providers’ desired portfolio characteristics.
We build security directly into our application lifecycle to protect the business, our stakeholders, and our data. Code repositories and delivery pipelines are regularly monitored to identify and address risks early, reducing the likelihood of issues reaching production. All applications are security‑tested before first release to the business, including with penetration testing. Once deployed, applications are monitored as part of our wider security operations, providing ongoing oversight and resilience. We believe this disciplined approach aligns with industry best practice and supports secure, scalable growth.
Additional detail regarding our proprietary technology systems includes:
FireAnt
FireAnt is our comprehensive pricing, exposure management, and portfolio construction tool. It acts as a centralized system for risk exposure across our business. It can be integrated with other products in our proprietary suite (Prequel, Solas and Labrador) and can quickly produce both standardized outputs and bespoke analysis in response to specific underwriter queries. FireAnt allows our actuarial and exposure management teams to: model the financial structure of each risk, ingesting information from our other systems; price risk and calculate profitability metrics, including those required by Capacity Providers and rating agencies; and manage and interrogate both inwards and outwards exposure and pricing data for each risk.
The capabilities and agility provided by FireAnt inform daily underwriting decisions, helping underwriters and actuaries to price, review and manage exposures and aggregations, as well as determine risk allocations to our Capacity Providers using real-time data. Access to real-time data is a key differentiator that is especially useful in times of market dislocation. For example, during and in the aftermath of the recent Middle East conflicts, our underwriters were able to track marine exposure in the vicinity of the Strait of Hormuz in real-time, delivering what we believe was an underwriting edge. We believe this real-time enterprise-wide reporting provides us with superior data when compared with peers. For example, according to BMA CRM, in 2024, more than 90% of Bermuda (re)insurers did not use real-time catastrophe model outputs.
Since 2017, FireAnt has been used for approximately 950,000 pricing runs. Through FireAnt, we have captured approximately 28,000 distinct underwriting opportunities across our three pillars since 2017 – which form a proprietary dataset that can support future AI-enabled portfolio construction, allocation, and optimization, and we believe is not readily replicable by our peers.

Prequel and Solas
Our internally developed and owned policy administration system, Prequel, holds data on policies written since the inception of Fidelis Insurance in 2015. Prequel provides a formidable proprietary data lake used by our FireAnt system that can act as a consistent source for future technology enhancements.
Solas is our bespoke user interface which facilitates cross-team collaboration and application integration, enhancing the efficiency of our underwriting teams by tracking submissions throughout the underwriting process. The technology has been built in a modular way, which enhances our ability to make changes to the system. These changes can be tracked using workflow orchestration, which provides full visibility of all processes from start to finish. Solas was deployed into its first line of business in November 2025 and is currently in the process of being rolled out. The full roll-out is expected to be completed during the first half of 2027 (see “Business—Our Business—Use of Technology—Prequel and Solas” for more details).
Labrador
Labrador is our proprietary, rules-based algorithmic risk allocation tool that is in the process of being rolled out. Labrador is expected to enhance our existing suite of proprietary technology, by supporting underwriters and our underwriting governance team in applying, validating, and monitoring risk allocation decisions across Capacity Providers. Embedded into the Solas front-end, we believe Labrador will allow us to coordinate and orchestrate the full underwriting and placement lifecycle by linking submission intake, pricing, exposure aggregation, allocation and execution into a single, end-to-end workflow.
In the near term, Labrador is being deployed to support forward-looking underwriting and portfolio planning, including scenario testing of expanded line sizes, onboarding of new Capacity Providers and the launch of new lines of business. Proposed risk allocations are generated against approved rule frameworks, with metrics produced for internal and external stakeholders. We believe Labrador will strengthen our ability to respond quickly to market opportunities by providing an explicit link between risk selection, allocation strategy, and forecasted outcomes.
Labrador was deployed into its first line of business in April 2026. We expect it will be fully rolled-out within 12 months of the date of this prospectus (see “Business—Our Business—Use of Technology—Labrador” for more details).
Our Market Opportunity
We operate as a high-growth, highly diversified MGA and risk allocator principally in the global property and casualty (“P&C”) (re)insurance market, connecting capital such as (re)insurers and alternative Capacity Providers with (re)insureds, either via wholesale, retail and/or local brokers, or directly.

The following chart illustrates our position in the distribution value chain:
Global P&C Market
The global P&C market is large and growing, with the Sigma 2025 Report estimating total premium income of $2.4 trillion in 2024 and a CAGR of 6% from 2019 through 2024. According to the Sigma 2025 Report, commercial premiums account for approximately 47% (approximately $1.1 trillion) of the global P&C market’s total written premiums. The Sigma 2025 Report further estimates that P&C premiums written are expected to grow broadly in line with global gross domestic product (“GDP”) over the next decade, driven by structural factors including rising natural catastrophe losses, sustained claims severity and litigation cost inflation. We believe that estimated future global P&C market growth creates an attractive market opportunity characterized by a large and expanding market, a relatively predictable growth profile and continued demand for commercial and specialty (re)insurance solutions as risks increase in size and complexity, including through the rapid adoption of artificial intelligence and other new and advancing frontier risks.
Evolving P&C Distribution Models
As the global P&C market continues to grow, and risk complexity increases, we believe MGAs have emerged as a structurally advantaged underwriting and distribution model, offering brokers and (re)insureds solutions to otherwise hard-to-place business, and capacity providers focused access to market niches. MGAs operate with delegated authority from the ultimate capacity provider, allowing the platforms to bind (re)insurance risks meeting relevant criteria on their behalf. The U.S. MGA market alone was estimated to represent over $100 billion of premiums in 2024 (excluding an estimated $14 billion of unreported premium) nearly doubling in size over the last five years according to the Conning Report, and MGA platform‑produced premium has been growing faster than the broader P&C market. The global MGA market is composed of a select set of platforms offering a diversified set of programs and risks, including independent platforms, a fragmented set of monoline MGAs focused on specific lines of business and those owned by larger retail and wholesale insurance brokers.
We believe the MGA model is increasingly attractive to underwriting talent, as it allows experienced underwriters to operate within capital‑light platforms that emphasize underwriting judgment and specialization, without the balance‑sheet, regulatory and organizational constraints typical of traditional carriers. As a result, we believe that MGAs have become the preferred environment for leading underwriting teams seeking to focus on risk selection, product development and distribution, supported by scalable technology and infrastructure. The Sigma 2025 Report notes underwriting and distribution are increasingly being outsourced to MGAs and similar specialist intermediaries, especially in commercial lines, while the Lloyd’s Report estimates approximately 45% of its market premium income comes from delegated underwriting. The delegated underwriting channel has outgrown the broader market, with U.S. MGA premium growing at approximately 14% from 2019 to 2024, compared with approximately 6% for P&C insurers globally, and independent MGAs increasing from approximately $16 billion of premium to approximately $43 billion of premium over the same period, according to the Conning Report. Our model is designed to capture this shift by offering Capacity Providers a scaled origination and underwriting platform for specialized risks, and by providing entrepreneurial underwriters with a holistic infrastructure that allows them to focus on origination and underwriting.
We believe capacity providers increasingly favor scaled, established MGAs with a proven track record of performance through market cycles, given the importance of disciplined risk selection and capital stewardship. Additionally, the growth of insurance as an asset class has driven increased participation from alternative asset managers, who, given their large minimum capital deployment requirements, increasingly favor scaled MGAs with proven track records and efficient operating models like ours. The MGA model allows capacity providers to scale and optimize cost structures without building and retaining underwriting teams and technology capabilities directly. We believe these dynamics have driven sustained growth in MGA‑produced premium and reinforced the role of scaled, multi‑line MGAs within the P&C ecosystem.
We believe a number of structural factors will continue to drive sustained growth and demand within the specialty P&C market across market cycles, particularly as risks become more complex and differentiated risk transfer solutions are required.
Examples of new or growing structural trends that we believe can drive demand in the industry include:
•Artificial Intelligence: The rapid expansion of AI‑driven computing is introducing large, complex risks that span multiple traditional lines of business. These risks require a commitment to invest in product innovation, specialized underwriting expertise, coordinated and highly-scaled capacity, and cross‑line-of-business solutions that only a limited number of platforms are equipped to lead.
•High-Growth Markets: High-growth insurance markets, including Asia (excluding Japan), Central & South America, the Middle East, and Africa, represent a significant opportunity for geographic expansion, driven by economic growth, increasing asset values, and low insurance penetration. In these markets, P&C insurance premium is expected to grow at an annualized rate of approximately 8% between 2024 and 2035 (taking annual premiums from $480 billion to $1.1 trillion) according to the Allianz 2025 Report, compared to approximately 4% in the traditional insurance markets of North America, Europe, Japan, and Australia. Our global origination relationships, plus our use of data, analytics and scalable technology systems enhances speed‑to‑market, supports disciplined risk selection and enables efficient entry into new geographies as demand for insurance protection continues to expand.
•Geopolitical Risk and Complexity: Periods of heightened geopolitical tensions, including conflicts such as those in the Middle East and Ukraine, create uncertainty and potential losses for global (re)insurers, disruptions to global trade, and the heightened risk of political violence and terrorism. Some lines of business, exacerbated by war and armed conflict, are likely to see reduced supply of capital and/or accelerated rate changes, further driving demand for new products to meet a changing landscape. While the intensity of geopolitical tensions can vary over time, we believe the recurrence of geopolitical shocks reinforces the need for specialized underwriting expertise, flexible risk transfer solutions and a track record of providing solutions to evolving demands.
•Climate Change: According to the NCEI, the frequency and severity of natural catastrophes has increased in recent years, which has been reflected in higher natural catastrophe losses. For example, according to the NCEI, the United States experienced 80% more weather events incurring losses in excess of $1 billion during the 2017–2024 period than during the 2009–2016 period, with aggregate losses from such events 194% higher in the 2017–2024 period than in the 2009–2016 period. We believe that the impact of a warming climate and less predictable weather will continue to drive higher frequency and severity of natural catastrophe losses. In this environment, we believe our ability to deploy our proprietary climate models and pricing tools positions us to selectively underwrite attractive risks and generate strong risk-adjusted returns for Capacity Providers.

The TFP Advantage
We believe that our business benefits from a number of sustainable advantages relative to our peers, including:
•Exceptional track record of Richard Brindle-led underwriting teams: We believe we have built an exceptional team of underwriters, actuaries, and other professionals. Our underwriting track record is the result of our focused, process-driven, and disciplined risk selection that incorporates our independent view of risk, supported by our proprietary technology and centralized origination relationships that emphasize cross-sell between teams. Underwriting teams led by Richard Brindle have outperformed across multiple market cycles over a more than 40 year period. Between 2017 and the end of 2025, Fidelis Insurance and Pelagos Insurance Capital generated an average loss ratio of 45.4% over their successive periods of operation. This was a 19 percentage point outperformance compared to the average loss ratio of 64.0% for Public Company Carriers over the same period. Between 2006 and 2013, while Mr. Brindle was CEO, Lancashire Insurance achieved an average loss ratio of 30.0%, which was a 25 percentage point outperformance versus Historic Public Company Peers average loss ratio of 54.9% during the same period. Between 1986 and 1998, when Mr. Brindle held leading roles at Lloyd’s Syndicates 488 and 2488, he and his team delivered a 17.5% return on a straight line average, which was an outperformance of 17 percentage points versus the Lloyd’s average return of 0.9% over the same period. We believe that this track record has helped us to attract blue-chip Capacity Providers in addition to Pelagos Insurance Capital, including Travelers, Blackstone, and Lloyd’s Names, with more than 10 insurance Capacity Providers added since December 31, 2023.
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(1) Return on Capacity represents profits before personnel expenses as a percent of capacity.
(2) Average loss ratios presented reflect multi-year averages and may be affected by changes in accounting policies and accounting standards, such as the transition to IFRS 17.
(3) As of January 3, 2023, Pelagos Insurance Capital became a separate entity as a result of the Bifurcation Transaction. From such date, Pelagos Insurance Capital has been led by Dan Burrows.
•Diverse, Long-term Capacity: Our capacity construct is built on primarily long-term, committed capital from a diversified group of highly-rated Capacity Providers, including Pelagos Insurance Capital, Blackstone and other blue-chip insurers and asset managers with whom we maintain deep relationships. We have a 10-year rolling delegated underwriting authority arrangement with our largest Capacity Provider, Pelagos Insurance Capital, and underwrite on behalf of Lloyd’s syndicates that are supported by investors with multi-year horizons, which we believe differentiates us from typical MGAs that operate within the constraints of annual capacity renewal cycles. We believe this structure supports durable partnerships, improved access to high-quality (re)insurance risks across lines of business and the ability to achieve differential pricing, terms, and conditions compared to the market. The diversity of our more than 75 Capacity Providers as at December 31, 2025 reduces our reliance on any one balance sheet and provides a broad range of underwriting appetites that we can match to the needs of brokers and (re)insureds. In addition, where multiple Capacity Providers share similar underwriting appetites, we can allocate additional capital to insurance risks we already originate and underwrite, which we believe drives meaningful operating leverage. Our capacity is highly-rated, with Capacity Providers having (or, in the case of reinsurance Capacity Providers, being supported by underlying insurers with) ratings of A or higher from A.M. Best as of the date of this prospectus.
•Highly Diverse Product Range and Global Geographic Reach: We underwrite over 150 lines of business for clients domiciled in more than 140 countries across our Specialty, Bespoke, and Reinsurance pillars, acting as a Lead Underwriter on 96% of Written Premium attributable to the Fidelis Underwriting segment for the year ended December 31, 2025. Our scale and diversification reduce our sensitivity to individual pricing cycles and localized growth dynamics. We believe we can build tailored portfolios of risks that align with the individual appetites of our Capacity Providers, and originate and structure multiple products for a single (re)insured across a much wider range of lines of business, geographies, and risk types than typical MGAs. Our global reach also provides access to markets where insurance premiums are forecast to grow at higher annual growth rates than traditional insurance markets (see “—Our Market Opportunity”).
•Differentiated and Centralized Origination Capabilities: Our origination capabilities are defined by our deep, long-standing relationships with brokers and (re)insureds. We believe we are differentiated by the breadth and depth of our global wholesale, retail, and local broker relationships, reflecting our proactive approach of maintaining on-the-ground connectivity. We believe this model enhances our visibility into emerging risks, pricing dislocations and new product opportunities across regions, while allowing us to scale efficiently and selectively in high-growth markets without compromising underwriting standards. Brokers value our ability to place risks across a diversified panel of high-quality Capacity Providers, providing greater certainty of execution for complex and large risks. We complement our broker channels with direct relationships with (re)insureds that have been cultivated over time, which provide us with access to differentiated underwriting opportunities that are often constructed directly with the (re)insured and therefore not available to most competitors. For the year ended December 31, 2025, 10% of Written Premium was generated from direct relationships with (re)insureds, primarily in our Bespoke pillar.
•Problem Solving Underwriting and Product Innovation: We have built a strong reputation for delivering practical, bespoke, and innovative solutions to brokers and (re)insureds. Our underwriting process positions us to capitalize on emerging risks, market dislocations and post-loss opportunities by deploying capacity quickly where pricing, structure and underlying risk fundamentals are attractive. From the beginning of the recent conflict in Iran, we remained open and accessible with senior relationship leads and underwriting decision-makers available around the clock, with clear and consistent communication to brokers as the situation evolved. Rather than withdraw from markets such as terrorism and political violence, aviation, and marine war, we continued to quote during the conflict where pricing, structure and market intelligence could justify capital deployment. We have also demonstrated an ability to develop and scale new products in response to evolving client needs. For example, in 2025 we launched a range of innovative products, including AI data center construction, pre-launch satellite risks, and private credit fund financing transactions where we underwrite on behalf of Capacity Providers to provide non-payment insurance to lenders that provide financing to private credit funds.
•Proprietary Technology Platforms Supporting Data-driven Underwriting and Real-time Exposure Management: Technology is an important differentiator of our model, supporting risk selection, underwriting performance and operational efficiency. Our technology environment augments underwriter judgment rather than replacing it, utilizing proprietary data and systems developed in-house alongside underwriters and actuaries. FireAnt provides us with full control of real-time underwriting data, supporting pricing, exposure management, and portfolio optimization to help assess underwriting profitability pre-bind. Prequel houses submissions since 2015 and provides a foundation for future AI-enabled capabilities. Its front-end, Solas (which is in the process of being rolled out), is designed to enhance underwriter efficiency and orchestrate end-to-end risk placement, from receiving a submission through to automated risk allocation in Labrador (which is in the process of being rolled out).
•Entrepreneurial, Founder-led Leadership Team with a Track Record of Successful Execution: Our founder, Chairman, and Group CEO, Mr. Brindle, leads an executive management team that brings together decades of cumulative experience in underwriting, broking, corporate, and actuarial roles, with long-term relationships throughout the value chain. Our executive management team has proven execution experience in founding, scaling and running both private and public businesses, while our Pine Walk entity CEOs bring deep underwriting expertise and entrepreneurial drive. Members of our leadership team have a proven track record of executing complex corporate transactions, including raising $1.5 billion of initial capital for Fidelis Insurance in 2015, founding Pine Walk in 2017 and executing a strategic minority investment from Travelers in 2021. We were created via our pioneering Bifurcation Transaction and we have since developed our Lloyd’s platform from scratch, with approved capacity to write $1.3 billion of Written Premium in 2026. We believe these initiatives have created significant shareholder value, driving sustained Organic Revenue Growth and keeping us at the vanguard of the industry. Our executive management team and employees are a key part of the success of our business to date, and they will continue to be aligned to its future success, with approximately         % of employees (other than Pine Walk entity employees – see “Business—Our Business—The TFP Underwriting Segments—Pine Walk”) being holders of equity under our existing management incentive plans, including those that will convert into Ordinary Shares upon completion of this offering.
Our Growth Strategy
Our strategy focuses on organically scaling a differentiated MGA and risk allocator that combines specialist expertise, long-term capital, and disciplined portfolio construction to drive sustainable growth. We believe that we will be able to maintain our strong Organic Revenue Growth by continuing to:
•Ramp-up in Large Target Markets: We believe that we can materially increase our penetration in existing lines of business where we are underweight. In 2025 and 2026 we expanded into some of the largest specialty markets in the world, commencing operations in (among others) our casualty (Sevanta), accident & health (Corsiam), structured and captive reinsurance (Mezura Capital) and alternative risk transfer (Carnovis) Pine Walk entities. According to S&P Global Market Intelligence, the U.S. accident & health market is worth over $1.5 trillion of premium annually and it remains an underpenetrated area of our current portfolio, with global accident & health contributing $1 million of Written Premium for the year ended December 31, 2025. Similarly, the U.S. casualty market is estimated by S&P Global Market Intelligence to be worth over $535 billion of premium annually, but casualty remains only a small portion of total Written Premium (0.5% in 2025) when compared to the 25% share of Lloyd’s premium for the year ended December 31, 2025. These opportunities are enabled by underwriting teams with deep expertise that we believe benefit from the TFP ecosystem that emphasizes cross-selling and a coordinated, centralized approach to origination.
•Attract High-Quality, Entrepreneurial Underwriters to Pine Walk: The Pine Walk underwriting segment continues to capitalize on the secular shift to delegated underwriting (see “—Our Market Opportunity”). Our operating model is designed to attract and retain entrepreneurial and sophisticated underwriting talent by enabling underwriters to focus their time and expertise on origination and underwriting, rather than balance sheet management, capital allocation or business administration. We believe that this supports superior underwriting performance, aligns incentives and improves decision‑making. The scalability of our platform means that new Pine Walk entities can quickly make a positive financial contribution to TFP in a capital-efficient manner, while supporting our expansion into new lines of business and geographies. We have a pipeline of 180 Pine Walk entity opportunities as of April 30, 2026, which is reviewed on a weekly basis by our executive underwriting team.
•Expand into High‑Growth Markets: We will continue to strategically target geographies where P&C insurance premium is expected to meaningfully grow over the next decade, including Asia (excluding Japan), Central & South America, the Middle East, and Africa. We have onboarded three underwriting teams focused on these high-growth markets within our Pine Walk segment: Seraphina (international property), Imala Re (Latin American & Caribbean treaty reinsurance) and Arenite (surety and structured credit). In addition, we have opened hubs in Abu Dhabi and Miami, and travel extensively to support our high-growth markets distribution. According to the Allianz 2025 Report, P&C insurance premium in these high-growth markets is expected to grow from approximately $500 billion in 2024 to approximately $1.1 trillion in 2035, at an annualized rate of approximately 8%, compared to approximately 4% in the traditional insurance markets of North America, Europe, Japan, and Australia. Insurance penetration as a percentage of average GDP is 65% lower in these high-growth markets than traditional insurance markets according to the Allianz 2025 Report, which is equivalent to over $850 billion (based on the EUR to USD exchange rate average for 2024 of 1.082) based on the 2024 average GDP of such countries.
•Cross-sell Through Broadening Product and Geographic Offering: We believe that our range of over 150 products across more than 140 countries creates a substantial opportunity to cross-sell our products and increase penetration within our existing (re)insured relationships. Our centralized origination and portfolio management model enables underwriting teams to collaborate across lines of business and identify opportunities to deliver packaged products. As we continue to scale, add new products and expand our geographic reach, including in high-growth markets, we believe the depth of our capabilities will further enhance our relevance with brokers and (re)insureds, supporting cross-selling and providing a durable source of organic growth. For example, we regularly offer solutions across lines of business such as property, terror, and casualty, while Imala Re has been introducing underwriting teams to opportunities in Latin America, providing value beyond the profit it generates as a standalone entity and supporting our initiative to get closer to (re)insureds through local channels.
•Grow our Capacity Base: We intend to deepen our existing Capacity Provider relationships and add new capital to support our Written Premium growth. We believe that our exceptional underwriting track record and portfolio management services are differentiators that support this. As a risk allocator, we believe we can deploy incremental capacity across our existing underwriting opportunities to deliver high-margin growth. For example, we have attracted Lloyd’s Names and multi-year Blackstone capacity to Syndicates 3123 and 2126 respectively and have scaled our Lloyd’s presence from inception on July 1, 2024 to $1.3 billion of approved capacity for 2026. Our Lloyd’s syndicates have allowed us to pursue opportunities in new lines of business and markets by leveraging Lloyd’s broad product and global regulatory licensing in jurisdictions such as Canada, Brazil, Australia and Singapore, benefiting from Lloyd’s’ AA- credit rating with S&P and accessing capital from investors with appetite for lines of business such as casualty and accident & health. The majority of risks written by our Lloyd’s Syndicates also include participation from Pelagos Insurance Capital, showcasing our ability to deploy incremental capacity on existing underwriting opportunities and retain more premium within our ecosystem.
•Provide Leadership in Complex and Dislocated Markets: We believe our dynamic approach to underwriting and risk management enables us to identify opportunities and provide market leadership by rapidly deploying capital to attractive risks where pricing, terms and conditions have become dislocated. In our Specialty pillar, we grew Written Premium from approximately $100 million in 2018 to $1.8 billion in 2022 by identifying and responding to significant market dislocation as insurance pricing began to increase. We acted with conviction following market dislocation after the California wildfires, Hawaii wildfires and the Middle East conflicts, utilizing our deep market connectivity to trade through the complexity. We believe that our nimble, high-conviction approach differentiates us from other MGAs and balance sheet insurers and enables us to deliver strong returns for our Capacity Providers.
Corporate Information
TFP Group Limited was incorporated on January 21, 2022 in Bermuda as an exempted company operating under the laws of Bermuda, in contemplation of the Bifurcation Transaction (see “—Our Business—Our History”). Our principal executive office is located at 22 Bishopsgate, 42nd Floor, London, EC2N 4BQ, United Kingdom. Our telephone number is +44 203 846 6060 and our website address is https://www.fidelispartnership.com. Information contained on, or that can be accessed through, our website is not part of and is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.
We maintain offices in each of the United Kingdom, Bermuda, Ireland, the U.A.E., and the United States.
Our Corporate Structure
As of                , we have          Class A common shares issued and outstanding and           Class B common shares issued and outstanding. In connection with this offering, we will (i) reclassify all Common Shares into one class of Ordinary Shares upon effectiveness of the Amended and Restated Bye-Laws and (ii) reclassify all Class B common shares underlying our outstanding equity awards into Ordinary Shares (collectively, the “Share Reclassification”). Further detail on the Share Reclassification will be described in a subsequent amendment to the registration statement of which this prospectus forms a part (see “Our Corporate Structure” for more details).
Summary Risk Factors
Investing in the Ordinary Shares involves risks. Prospective investors should carefully consider the risks described in “Risk Factors” below as well as other information contained in this prospectus before making an investment decision. Any of the factors set forth under “Risk Factors” could materially adversely affect our business, financial condition, results of operations, and cash flows and could impact any forward-looking statements. Prospective investors should note that such risks are not the only ones we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect us in the future. Among these important risks are the following:
•our historical track record may not be indicative of future growth;
•we derive a significant portion of our commission revenue from a limited number of Capacity Providers, including Pelagos Insurance Capital and Syndicates 3123 and 2126. Our business and future prospects could be harmed if one or more of these relationships are terminated or reduced, if we fail to comply with our contractual obligations to such Capacity Providers or if we are unable to develop new Capacity Provider relationships. It may be difficult to replace or supplement lost or reduced Capacity Providers, in particular Pelagos Insurance Capital or Syndicates 3123 and 2126, either at all or within an acceptable timeframe;
•adverse changes in Capacity Provider financial health or financial strength ratings (including with respect to Lloyd’s) could also have an adverse effect on our business;
•if we are unable to expand our distribution relationships or expand our product offerings, including into new domestic and international markets, it may impact our ability to continue to grow revenue;
•expansion into international markets, including through Pine Walk entities and as part of our high-growth markets strategy, exposes us to additional risks, and we may be unable to successfully launch or scale new products and programs in such markets;
•if policies we underwrite on behalf of Capacity Providers do not meet profitability expectations, or if premium rates decline due to industry cycles, softening market conditions or other factors, our revenue and our business, prospects, financial condition and results of operations could be adversely affected;
•underwriting of specialty (re)insurance can be volatile and unpredictable. This dynamic, combined with Capacity Providers’ exposure to low-frequency, high-severity events, may result in substantial underwriting losses for Capacity Providers. This could adversely affect our profit commission as well as our appeal to new and existing Capacity Providers;
•the continued growth of the Pine Walk platform presents a number of operational risks;
•our arrangements with Pelagos Insurance Capital subject us to outsourcing oversight requirements that may constrain operational flexibility, limit business opportunities and impose compliance and reporting burdens. We are also subject to oversight by Asta in its role as Lloyd’s managing agent of Syndicates 3123 and 2126;
•our inability to successfully recover should we experience a disaster or other business continuity problem could cause financial loss, loss of human capital, reputational harm or legal liability;
•we are highly dependent on the services of our senior management team, including our Chairman and Group CEO, and may not be able to attract and retain the key employees we need to support our business;
•we expect to continue to invest in technology and operational change initiatives. Failure to successfully implement these initiatives or scale operations to support growth could adversely affect our ability to execute our growth strategy. Such failure could also prevent us from realizing expected efficiencies, resulting in unplanned expenditure or diversion of management attention and impairing our ability to realize a sufficient return on our investments;
•the specialty insurance industry is highly competitive, and increased competition or industry consolidation could result in lower premium rates, fewer submissions, reduced market share, and difficulty attracting and retaining talented insurance professionals;
•rapid advancements in AI, including the development of artificial general intelligence (“AGI”) and machine learning (“ML”) technologies and increasing regulation of AI, could increase competition, disrupt our business model and increase regulatory risk;
•the estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all;
•volatility and uncertainty in general economic and global conditions and in financial markets could adversely affect our business prospects, results of operations, and financial condition. The business written by us on behalf of Capacity Providers is vulnerable to global economic and geopolitical uncertainty;
•we depend on a small number of brokers for a large portion of the (re)insurance we underwrite on behalf of Capacity Providers and the loss of business provided by any one of those brokers could adversely affect us. We are potentially exposed to concentrations of credit risk with respect to the brokers with whom we transact business;
•we rely on third-party service providers to perform certain operational activities, including elements of operational processing and data services. As a result, we are exposed to risks associated with third-party performance, including potential service disruption, operational errors, data quality issues or failures in controls which could adversely affect operations, regulatory compliance or reputation;
•as a recently listed public company, we may incur increased costs and our management is required to devote substantial time to new compliance initiatives and corporate governance practices. We may fail to comply with the rules that apply to public companies, including Section 404 of the Sarbanes-Oxley Act, which could result in sanctions or other penalties that would harm our business. Further, we may lose our foreign private issuer status which would then require us to comply with the Exchange Act domestic reporting regime and cause us to incur additional legal, accounting and other expenses;
•changes to the relevant laws or regulations or the application of the relevant laws and regulations in the jurisdictions in which we conduct business, or may conduct business in the future, could have an adverse effect on our business, financial condition, results of operations or prospects;
•for as long as we are an EGC and/or foreign private issuer, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, which apply to other public companies. By taking advantage of such exemptions, the reduced disclosure requirements may make it difficult for investors to compare our financial results with those of our competitors which are domestic filers thereby potentially making our Ordinary Shares less attractive to investors;
•changes in accounting principles and financial reporting requirements could impact our consolidated results of operations and financial condition;
•if our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our results of operations could fall below market expectations;
•because we have no current plans to pay cash dividends on our Ordinary Shares, shareholders may not receive any return on investment unless they sell their Ordinary Shares for a price greater than that which they paid for it;
•U.S. persons who own Ordinary Shares may have more difficulty in protecting their interests than U.S. persons who are shareholders of a U.S. corporation;
•we are permitted to adopt certain home country practices with respect to our corporate governance, which may afford investors less protection; and
•the other factors identified under “Risk Factors” in this prospectus.
Implications of Being an “Emerging Growth Company” and a “Foreign Private Issuer”
We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). As such, as long as we are an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other publicly traded entities that are not emerging growth companies. These exemptions include:
•The ability to present more limited financial data, including presenting only two years of audited financial statements and only two years of selected financial data in the registration statement on Form F-1 of which this prospectus is a part;
•not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”);
•not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (“PCAOB”) regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);
•not being required to submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay,” “say-on-frequency,” and “say-on-golden parachutes;” and
•not being required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation.
We may take advantage of these provisions for as long as we are an emerging growth company. As a result, we do not know if some investors will find our Ordinary Shares less attractive. The result may be a less active trading market for our Ordinary Shares, and the price of our Ordinary Shares may become more volatile.
The JOBS Act also permits an emerging growth company like us to take advantage of an extended transition period for complying with new or revised accounting standards applicable to public companies. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use this extended transition period for complying with any new or revised financial accounting standards until the earlier of the date we (i) are no longer an emerging growth company, or (ii) affirmatively and irrevocably opt-out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements and the reported results of operations contained therein may not be directly comparable to those of other public companies.
We will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.235 billion; (ii) the last day of the fiscal year following the fifth anniversary of the date of this offering; (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iv) the date on which we have issued more than $1 billion in non-convertible debt securities during any three-year period.
Upon consummation of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:
•The sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act;
•The sections of the Exchange Act requiring liability for insiders who profit from trades made in a short period of time; and
•The rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specific information, or current reports on Form 8-K, upon the occurrence of specified significant events.
We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States.
In addition, as a foreign private issuer, we are also entitled to rely on exceptions from certain corporate governance requirements of the. As a result, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.
In this prospectus, we have taken advantage of certain of the reduced reporting requirements as a result of being a foreign private issuer. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.
Foreign private issuers, like emerging growth companies, are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from the more stringent executive compensation disclosures required of public companies that are neither an emerging growth company nor a foreign private issuer.

THE OFFERING

Issuer:	TFP Group Limited

Ordinary Shares offered by us:	Ordinary Shares (or shares if the underwriters exercise in full their option to purchase additional Ordinary Shares).

Ordinary Shares offered by the Selling Shareholders:	Ordinary Shares

Ordinary Shares outstanding after this offering:	Ordinary Shares (or shares if the underwriters exercise in full their option to purchase additional Ordinary Shares).

Underwriters’ option to purchase additional Ordinary Shares from us:	We have granted the underwriters an option to purchase up to an additional Ordinary Shares at the public offering price less the underwriting discounts and commissions, for 30 days after the date of this prospectus.

Use of proceeds:
We estimate that the net proceeds to us from the sale of Ordinary Shares from this offering will be approximately $        million (or $       million if the underwriters exercise in full their option to purchase additional Ordinary Shares) based upon the assumed initial public offering price of $        per Ordinary Share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and estimated offering expenses payable by us. We will not receive any proceeds from the sale of our Ordinary Shares by the Selling Shareholders.
The principal purposes of this offering are to create a public market for our Ordinary Shares and enable access to the public equity markets for us and our shareholders. We intend to use the net proceeds from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. We may also use a portion of the net proceeds for acquisitions of, or strategic investments in, complementary businesses, products, services or technologies, although we do not currently have any agreements or commitments to enter into any material acquisitions or investments (see “Use of Proceeds”).

Dividend Policy:
We have no current plans to pay dividends on our Ordinary Shares to any holders of our Ordinary Shares. Any determination to declare cash dividends will be made at the discretion of our Board, subject to applicable laws, and will depend on a number of factors, including our Credit Facility, financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our Board may deem relevant (see “Dividend Policy”).

Exchange Symbol:	We intend to apply to list our Ordinary Shares on the under the symbol “TFP.”

Risk Factors:	See “Risk Factors” beginning on page 40 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Ordinary Shares.

Except as otherwise indicated, the number of Ordinary Shares issued and outstanding after this offering:
•excludes                     Ordinary Shares reserved for issuance under our long-term 2026 Incentive Plan;
•excludes                     Ordinary Shares underlying restricted share unit awards granted under the 2026 Incentive Plan as of                    ;
•assumes an initial public offering price of $                     per Ordinary Share, which is the midpoint of the price range set forth on the cover page of this prospectus;
•assumes the adoption and effectiveness of our Amended and Restated Bye-Laws;
•assumes the consummation of the Share Reclassification; and
•assumes the underwriters’ option to purchase                     additional Ordinary Shares will not be exercised.

SUMMARY FINANCIAL AND OPERATING DATA
The summary consolidated statements of income, consolidated statements of comprehensive income and summary consolidated statements of cash flows for the years ended December 31, 2025 and 2024, and the summary consolidated statements of financial position as of December 31, 2025 and 2024, are derived from our audited consolidated financial statements included elsewhere in this prospectus.
The tables below present summary financial and operating data at, and for, the periods indicated. The following information is only a summary and should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds,” and “Capitalization” and the audited consolidated financial statements and the accompanying notes included elsewhere in this prospectus. These historical results are not necessarily indicative of the results that may be expected for any future period.

$ millions	Year Ended December 31,
Summary Statements of Income:	2025	2024
Revenue
Placement commission	$584.0	$536.4
Profit commission	81.1	64.4
Fiduciary interest income	16.6	18.3
Total revenue	$681.7	$619.1

Operating Expenses
Compensation and benefits	$183.8	$154.4
General and administrative	87.3	78.3
Amortization	69.3	69.3
Depreciation	8.3	6.7
Total operating expenses	$348.7	$308.7
Operating Income	$333.0	$310.4
Interest expense - net	187.7	179.3
Interest income	(4.2)	(6.3)
Net gain on equity securities	(12.4)	(62.3)
Share in Syndicate (income)/loss	(0.1)	0.4
Other (income)/expense - net	(1.9)	37.5
Income before income taxes	$163.9	$161.8
Income tax expense	23.3	9.1
Net Income	$140.6	$152.7
Net Income attributable to non-controlling interests	(18.9)	(11.6)
Net Income attributable to TFP shareholders	$121.7	$141.1

$ millions	As of December 31,
Summary Statements of Financial Position Data:	2025	2024
Cash and cash equivalents	$127.3	$151.9
Total assets	6,010.4	5,123.8
Long-term debt	1,943.8	1,959.8
Total liabilities	5,593.2	4,816.1
Accumulated deficit	(603.2)	(716.0)
Total TFP shareholders’ equity	352.1	246.9
Total equity	417.2	307.7

$ millions	Year Ended December 31
Summary Statements of Cash Flows:	2025	2024
Net cash provided by operating activities	$13.2	$109.9
Net cash from (used for) investing activities	(5.2)	(7.4)
Net cash provided by financing activities	16.7	112.8
Effect of exchange rates on cash, cash equivalents	1.9	(2.2)
Net increase in cash and cash equivalents	$26.6	$213.1

$ millions	Year Ended December 31
Other Financial Data(1):	2025	2024
Organic Revenue	$681.7	$619.1
Organic Revenue Growth	10.1%	31.4%
Adjusted EBITDA	410.6	386.4
Adjusted EBITDA Margin(2)	60.2%	62.4%
Adjusted Net Income	201.5	230.0
Adjusted Net Income Margin(2)	29.6%	37.2%
Other Operating Data(3):
Written Premium	$5,386.9	$4,663.5
Bound Premium	$4,936.9	$4,467.3
__________________
(1)Organic Revenue, Organic Revenue Growth, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income and Adjusted Net Income Margin are non-U.S. GAAP financial measures. For a reconciliation of these non-U.S. GAAP financial measures to the most directly comparable financial measures stated in accordance with U.S. GAAP, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Non-U.S. GAAP Financial Measures.”
(2)Calculated as a percentage of total revenue.
(3)For definitions and further information about how we calculate operating data, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Components of Our Results of Operations.”

RISK FACTORS
Investing in the Ordinary Shares involves risks. Prospective investors should carefully consider the risks described below. The risks described below are not the only ones we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect us in the future. These disclosures reflect our beliefs and opinions as to factors that could materially and adversely affect us and our securities in the future. References to past events are provided by way of example only and are not intended to be a complete listing or a representation as to whether or not such factors have occurred in the past or their likelihood of occurring in the future. Any of the following risks could materially adversely affect our business, prospects, financial condition, results of operations, or cash flows and could impact any forward-looking statements (see “Cautionary Note Regarding Forward-Looking Statements”). In such case, the trading price of the Ordinary Shares may decline and investors may lose all or part of their original investments.
Risks Relating to Growth and Capacity Providers
Our historical track record may not be indicative of future growth.
We have experienced rapid growth since our inception, with total revenue of $682 million for the year ended December 31, 2025, an increase of 10% from revenue of $619 million for the year ended December 31, 2024 and an increase of 31% from revenue of $471 million for the year ended December 31, 2023. However, we have a limited operating history since the Bifurcation Transaction, which, combined with the rapidly evolving nature of the markets in which we operate, substantial uncertainty concerning how these markets may develop, and other economic factors beyond our control, reduces our ability to accurately forecast quarterly or annual financial results. There can be no assurance that our business will continue to grow and expand at the same rate as it has since inception, if at all. If our growth rate declines or if we fail to continue to grow, investors’ perception of our business, financial condition, and results of operations may be adversely affected.
Our profit commission may fluctuate as a result of a variety of factors, many of which are outside of our control. We also expect to continue to expend substantial financial and other resources to grow our business, including significant investments in technology platforms, systems infrastructure, and personnel, and we may fail to allocate our resources in a manner that results in increased revenue growth. Additionally, we may encounter unforeseen operating expenses, difficulties, complications, delays, and other unknown factors that may result in increased expenses in future periods. If our revenue growth does not meet our expectations in future periods, we are unable to manage our operating expenses effectively or our cash flows from operations are insufficient to fund our business needs, our business, financial condition, and results of operations may be harmed, and we may not achieve or sustain profitability in the future.
We derive a significant portion of our commission revenue from a limited number of Capacity Providers, including Pelagos Insurance Capital and Syndicates 3123 and 2126. Our business and future prospects could be harmed if one or more of these relationships are terminated or reduced, if we fail to comply with our contractual obligations to such Capacity Providers or if we are unable to develop new Capacity Provider relationships. It may be difficult to replace or supplement lost or reduced Capacity Providers, in particular Pelagos Insurance Capital or Syndicates 3123 and 2126, either at all or within an acceptable timeframe.
Our business depends on our panel of Capacity Providers. We place (re)insurance business on behalf of Capacity Providers who assume balance sheet insurance risk (i.e., obligations to pay claims). Our panel of Capacity Providers includes Pelagos Insurance Capital, two Lloyd’s Syndicates, reinsurance partners (i.e., reinsurers who provide reinsurance to direct Capacity Providers), and consortia and insurance partners (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Current Outlook, Market Conditions and Trends that Could Affect the Results of Operations—Relationships with Capacity Providers”).
For the year ended December 31, 2025, Pelagos Insurance Capital and Syndicate 3123 together represented the majority of total revenue generated by us. The relationship between us and each of Pelagos Insurance Capital and Syndicates 3123 and 2126 is bespoke and could be difficult to replace or replicate with any other Capacity Provider (see “Summary—Our Business—Our Capacity Providers”).

Our largest Capacity Provider is Pelagos Insurance Capital, with which we have a rolling 10-year delegated underwriting authority arrangement, pursuant to the Framework Agreement (see “Business—Our Relationship with Pelagos Insurance Capital—Delegated Underwriting Arrangements with Pelagos Insurance Capital”). This arrangement rolls at the election of Pelagos Insurance Capital, by providing written notice at least 90 calendar days prior to the roll date (i.e., the commencement of the subsequent underwriting year). Pelagos Insurance Capital made such election for the 2026 underwriting year. Any decision by Pelagos Insurance Capital to elect not to roll in the future will mean that the remainder of the 10-year term then in effect will continue in place. This mechanism means we should have sufficient time to source alternative Capacity Providers, however, sourcing one or more alternative Capacity Providers that would provide us with the level of capacity equivalent to that currently provided by Pelagos Insurance Capital would likely be difficult and may not be possible at all. In addition, pursuant to the Framework Agreement, a Group Annual Plan and underwriting strategy is to be agreed upon between us and Pelagos Insurance Capital at least two months prior to the commencement of each underwriting year. If Pelagos Insurance Capital does not agree to an increased Group Annual Plan with respect to a given underwriting year, our growth may be constrained. In such an instance, the ROFR process may be initiated, but sourcing one or more alternative Capacity Providers that would provide us with the necessary capacity to support our proposed business plan may be difficult and may not be possible at all, which could lead to commercial or reputational harm.
In addition, Pelagos Insurance Capital has the right to terminate the arrangement early in certain limited circumstances, including material breach of relevant contractual obligations by us or as a result of regulatory restrictions (subject to relevant cure periods). In the event that Pelagos Insurance Capital were to terminate one or more of the Pelagos Insurance Capital Delegated Underwriting Authority Agreements pursuant to such termination rights, we may need to source alternative Capacity Providers. Sourcing one or more alternative Capacity Providers that would provide us with capacity equivalent to that currently provided by Pelagos Insurance Capital, and on similar terms, would likely be difficult and may not be possible at all.
Our relationships with Syndicates 3123 and 2126 are bespoke. In the event that the capital providers to Syndicates 3123 and/or 2126 were unable to or elected not to provide additional capital to support our business plans at Lloyd’s, this could have an adverse effect, potentially to a material extent, on our business, financial condition, results of operations, and prospects. Furthermore, sourcing one or more alternative Capacity Providers that would provide us with capacity equivalent to that provided by Syndicates 3123 and 2126, and on similar terms, would likely be difficult and may not be possible at all. Aside from Pelagos Insurance Capital and Syndicates 3123 and 2126, our Capacity Provider relationships are typically annual arrangements, which may be terminated or not renewed by either party on relatively short notice. In many cases, Capacity Providers can also amend the terms of their binding authority agreements with the relevant entity or entities unilaterally on short notice.
If we are unable to maintain profitable portfolios for Capacity Providers or if our relationship with them is undermined for any reason, Capacity Providers may be unwilling to provide insurance capacity to us, or Capacity Providers may seek to amend the relevant binding authority agreements in a manner that is adverse to us. This could happen for various reasons, including for competitive or regulatory reasons, or due to changes in risk appetite or distribution strategy of such Capacity Providers. Conditions in the broader (re)insurance markets can also influence the approach of Capacity Providers. If any cornerstone Capacity Providers decide to terminate or reduce their relationship with us, we may face difficulties in securing alternative insurance capacity from other Capacity Providers on similar terms, which could adversely affect our business, financial condition, results of operations and prospects. Similarly, our business could be harmed if we fail to develop new Capacity Provider relationships to ensure a diversified portfolio of Capacity Providers that support our business. Part of our strategy is to continue to diversify our panel of Capacity Providers, however this may not be possible either at all or on terms that are commercially acceptable to us. Failure to enter into arrangements with new Capacity Providers, either at all or at sufficient scale, may limit our growth prospects and have an adverse impact, potentially to a material extent, on our business, financial condition, results of operations and prospects.
Our relationships with certain Capacity Providers are multifaceted, which introduces complexity. We have policies and processes in place designed to ensure compliance with our contractual obligations to Capacity Providers and other commercial counterparties, but notwithstanding this, actual or perceived conflicts of interest may arise and could result in adverse commercial outcomes or reputational harm.

We are exposed to the risk of not being able to structure and place appropriate outwards reinsurance programs for cornerstone Capacity Providers, either at all or on favorable terms, both with respect to the protection that such outwards reinsurance provides to such Capacity Providers’ balance sheets and the placement commissions that we generate through such outwards reinsurance placements. In particular, in the event that the Travelers Quota Share Agreement were not renewed, it may not be possible for us to place a replacement whole account quota share arrangement on equivalent terms or at all, which may result in both a reduction of business underwritten and loss of revenue for quota share reinsurance placed on behalf of Pelagos Insurance Capital.
Adverse changes in Capacity Provider financial health or financial strength ratings (including with respect to Lloyd’s) could also have an adverse effect on our business.
The overall financial health of our panel of Capacity Providers is important to our success. Major, catastrophic events causing material losses to the (re)insurance industry, such as a Category 5 hurricane affecting Florida, as well as unexpectedly large accumulations of attritional losses (i.e., relatively smaller losses arising frequently in the ordinary course of (re)insurance business operations) could strain the financial resources of Capacity Providers. This, in turn, could lead Capacity Providers to reduce the capacity they are able to allocate to us or could lead to changes in their risk appetite, such that we are restricted in the breadth of products we are able to offer to policyholders on behalf of Capacity Providers and/or the volume of business we are able to underwrite on behalf of Capacity Providers. Any such changes could have a material and adverse effect on our business.
We are also exposed to the financial strength ratings of cornerstone Capacity Providers. The business we underwrite on behalf of Syndicates 3123 and 2126 benefits from the following financial strength ratings of Lloyd’s as of the date of this prospectus: A+ (Superior) from AM Best and AA- (Very Strong) from S&P Global, both with stable outlooks. Additionally, each of Pelagos Insurance Capital Bermuda Limited, Pelagos Insurance Capital Ireland DAC and Pelagos Insurance Capital Underwriting Limited, operating subsidiaries of Pelagos Insurance Capital, currently hold the following financial strength ratings as of the date of this prospectus: A (Excellent) from AM Best (stable), A- (Strong) from S&P Global (stable) and A3 (Good) from Moody’s (stable).
We assume that such financial strength ratings will be maintained in the future. If this were not the case and either Lloyd’s or Pelagos Insurance Capital’s financial strength ratings were to be downgraded (or subjected to “Negative” outlook), we may not be able to execute our business plan until such financial strength ratings are improved, and this could have a material adverse effect on our business, financial condition, results of operations, and prospects. We are unable to directly impact or influence the financial strength ratings of Capacity Providers (for example, if Pelagos Insurance Capital suffered a material loss such that one or more of its financial strength ratings noted above were downgraded and it were necessary to raise capital in order to have such downgrade reversed, it would be Pelagos Insurance Capital that would need to undertake such capital-raising activity and not us).
If we are unable to expand our distribution relationships or expand our product offerings, including into new domestic and international markets, it may impact our ability to continue to grow revenue.
The success of any new initiative depends on policyholder demand and overall market conditions. If our new initiatives fail to attract sufficient policyholders or fail to gain traction among brokers and other distribution partners, the initiatives may not generate the revenue we expect. Expanding into new insurance products and new geographies may require approval from applicable regulators in such geographies, which can be a lengthy and complex process. In addition, established insurers and new market entrants may already offer similar products or introduce competing solutions, making it more difficult for us to differentiate our offerings and gain market share (in particular, in more recent lines of business for us, such as casualty, accident & health, structured and captive reinsurance, and alternative risk transfer), and any delays, operational challenges or regulatory changes could also hinder our ability to bring new products to market or expand existing products.
Our growth strategy depends in part on our ability to source and underwrite attractive risks for Capacity Providers across a diverse range of business lines and geographies. To achieve this, we invest significant time and resources in developing new insurance products and programs, enhancing our underwriting capabilities, and expanding our distribution relationships. These investments are inherently speculative and may not yield the anticipated returns. There are also certain risks involved in launching new products, including increased costs associated with the introduction of new product lines and the hiring and training of underwriting and operational staff. Implementation of these growth plans may also divert management’s attention from other aspects of our business and place a strain on management, operational, and financial resources, as well as our information technology systems.
New (re)insurance products would also require support from new or existing Capacity Providers, and if we are unable to secure such additional support or new partnerships on favorable terms or at all, our ability to introduce new products or to enter into new geographies may be limited.
If we are unable to successfully develop, launch, and scale new products or to expand into new geographies, our ability to generate additional revenue and sustain growth and our business, financial condition, and results of operations may be materially and adversely affected.
Expansion into international markets, including through Pine Walk entities and as part of our high-growth markets strategy, exposes us to additional risks, and we may be unable to successfully launch or scale new products and programs in such markets.
Our high-growth markets strategy is predicated on increasing the volume of business that originates from high-growth insurance markets, including Asia (excluding Japan), the Middle East, Africa, and Central and South America. This strategy involves expending time, effort, resources, and costs in developing new relationships and routes to market.
In undertaking such strategy and seeking to expand our business activities into jurisdictions that we are less familiar with and that, in certain cases, are less developed than the United States, the United Kingdom, Bermuda and Europe, we are subject to a number of additional risks. These risks include restrictions such as price controls, capital controls, currency exchange limits, ownership limits, other restrictive or anti-competitive governmental actions or requirements and different regulatory regimes which could have an adverse effect on our business and reputation.
Certain geographies may present risk profiles that we have not previously encountered, and local brokers and other distribution partners, Capacity Providers and regulatory bodies may be unwilling to partner with us.
If policies we underwrite on behalf of Capacity Providers do not meet profitability expectations, or if premium rates decline due to industry cycles, softening market conditions or other factors, our revenue and our business, prospects, financial condition, and results of operations could be adversely affected.
The majority of our revenue is derived from placement commissions paid by Capacity Providers for underwriting policies on their behalf. These commissions are typically calculated as a fixed percentage of the premiums charged to policyholders, making our financial performance sensitive to changes in premium rates year-over-year. As a result, any decline in premium rates, and therefore in the placement commissions earned on those premiums, whether driven by market conditions or other factors, could require us to identify alternative revenue streams, reduce operating expenses or result in a decline in profitability that could materially and adversely affect our business. Softening market conditions (as has been reported by various (re)insurance industry commentators) in one or more of our major lines of business could have an adverse effect on our business, financial condition, results of operations, and prospects.
We make assumptions about the renewal premium rate and premium rate of our prior year’s policies and contracts in our financial forecasting process. If actual renewals do not meet commercial expectations or existing contracts are not renewed, our fee revenues in future fiscal periods and our future operating results and financial condition could be materially adversely affected, as our commissions are derived from premiums payable to Capacity Providers. In addition, irrespective of the renewal terms, we may fail to renew or obtain new insurance or reinsurance business at the desired or profitable rates or at all. There can be no assurance that business will be available to us on terms or at prices that we consider attractive, or that such terms or prices will continue as policies renew.
The specialty (re)insurance pricing cycle has historically been driven by supply and demand rather than by the actual cost of coverage. The supply of (re)insurance is determined by prevailing premium rates, the level of

(re)insured losses and the level of industry capital which, in turn, may fluctuate, including in response to changes in rates of return on investments being earned in the (re)insurance industry, which are outside our control. The upward phase of a cycle has often been triggered when a major event or series of events forced insurers and reinsurers to make large claim payments, thereby drawing down capital. This, combined with increased demand for insurance against the risk associated with the event, pushed premium rates upwards. For example, we observed an increase in premium rates at subsequent renewal dates across certain lines of business as a result of loss events including the California wildfires and the recent military actions in Iran by the U.S. and Israel. However, there can be no guarantee that such premium rates will continue. In contrast, we have observed decreasing premium rates in certain other lines of business. Variation in market-wide premium rates is outside our control. Softening market conditions (as has been reported by various (re)insurance industry commentators) in one or more of our major lines of business could have an adverse effect on our business, financial condition, results of operations, and prospects. Adverse market conditions or adverse underwriting performance at Capacity Providers may result in substantial underwriting losses for those Capacity Providers, resulting in a reduction in our profit commission, which could adversely affect our revenue and profitability.
Underwriting of specialty (re)insurance can be volatile and unpredictable. This dynamic, combined with Capacity Providers’ exposure to low-frequency, high-severity events, may result in substantial underwriting losses for Capacity Providers. This could adversely affect our profit commission as well as our appeal to new and existing Capacity Providers.
It is inherent to the nature of the specialty (re)insurance business that it is difficult to forecast short-term trends or returns. The results of companies in the specialty (re)insurance industry worldwide vary widely as do the results of (re)insurers domiciled in and operating from Bermuda, London, and European (re)insurance markets. Even if Bermuda, London, and European (re)insurance markets make an overall profit, some individual (re)insurers or lines of business may incur losses. The past results of the markets and our historical results, as well as the results of our peers, are a historical record only and may not necessarily be a reliable guide to future prospects.
Our underwriting of (re)insurance business on behalf of Capacity Providers is generally focused on specialty (re)insurance business that can result in low-frequency, high-severity losses. Capacity Providers may, therefore, experience, and have in the past experienced, unpredictable losses, including multiple large events occurring in close succession or simultaneously. Despite Capacity Providers assuming the balance sheet risk with respect to such losses, this may nevertheless adversely affect our results of operation as this may result, and has in the past resulted, in a material reduction of our profit commission. Any such loss events may also have an adverse effect on the value of our minority equity interest in Pelagos Insurance Capital and our FAL participations in the Syndicates. In extreme cases, Capacity Providers may be unable to raise further capital to repair their balance sheets resulting in a reduction of premium volumes and, unless alternative sources of capacity can be sourced, a reduction in our commission revenue. Sustained poor underwriting performance may also make us less attractive to both existing and new Capacity Providers.
Specifically, climate change may increase the frequency, severity or geographic spread of certain natural disasters, such as hurricanes, wildfires, and floods, and such developments may not be fully reflected in current models, increasing the potential for unexpected losses and decreased future profit commission. Rising sea levels and changes in weather patterns may also result in greater coastal or inland flooding risk. In particular, recent years have shown increased wildfire and flood activity, which may not be fully captured in the existing modeling frameworks. For example, in 2025 there were billions of insured catastrophe losses, driven by insured losses related to severe convective storms and losses generated from California wildfires (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Current Outlook, Market Conditions and Trends that Could Affect the Results of Operations—Climate Change and the Impact of Natural Catastrophes”). In addition, we underwrite (re)insurance business on behalf of our Capacity Providers to provide non-payment insurance to lenders that provide financing to private credit funds. Private credit funds may be subject to unexpected volatility or illiquidity and these transactions may be exposed to heightened credit, valuation, liquidity, and enforcement risks, particularly during periods of market stress. In addition, the private credit market is relatively new and evolving, which may make it more difficult to assess and price risk accurately.

Risks Relating to Operations and Liquidity
The continued growth of the Pine Walk platform presents a number of operational risks.
Each of the Pine Walk entities on the Pine Walk platform receives and is reliant on various services provided by our centralized functions, including finance, operations, actuarial, human resources, information technology, legal, compliance, and facilities-related services. The continued growth of the Pine Walk platform, including the continued addition of new Pine Walk entities, could in the future strain our existing resources and infrastructure. In particular, such centralized functions could experience challenges in supporting the Pine Walk platform as its footprint spreads across an increasing number of jurisdictions (with, for example, additional support and cost associated with the human resources element of employees located in new jurisdictions), as well as operating the growing volume of binding authority agreements that are entered into by each Pine Walk entity with each of its Capacity Providers.
The growth of the Pine Walk platform also increases our reliance on key personnel within each entity, particularly given the lean resourcing model under which Pine Walk entities typically operate. In particular, the consequences of the failure to retain key personnel, or to implement succession planning effectively, may be amplified for leanly resourced Pine Walk entities, depending on the reputational pull of such personnel and the nature and seniority of their role within that business, which could in turn materially and adversely affect the applicable entity’s brand as well as its ability to execute its business plan and achieve growth targets.
Our arrangements with Pelagos Insurance Capital subject us to outsourcing oversight requirements that may constrain operational flexibility, limit business opportunities and impose compliance and reporting burdens. We are also subject to oversight by Asta in its role as Lloyd’s managing agent of Syndicates 3123 and 2126.
Pursuant to the Framework Agreement, the Pelagos Insurance Capital Delegated Underwriting Authority Agreements and related services agreements, certain key underwriting and non-underwriting functions of Pelagos Insurance Capital have been outsourced to us. Our employees are authorized to conduct business in accordance with the relevant outsourced underwriting plan and each of the outsourced subsidiary-specific underwriting plans, as overseen by Pelagos Insurance Capital (see “Business—Our Relationship with Pelagos Insurance Capital—Delegated Underwriting Arrangements with Pelagos Insurance Capital” for further details on how the Framework Agreement and each of the Pelagos Insurance Capital Delegated Underwriting Authority Agreements operate and the rights held by Pelagos Insurance Capital under those agreements). Pelagos Insurance Capital maintains and operates a detailed oversight framework with respect to us, including monthly and quarterly reporting requirements against prescribed service level agreements and KPIs. This oversight arrangement may constrain our operational flexibility, require us to forgo business opportunities that fall outside agreed parameters or impose compliance and reporting burdens that increase operating costs. Over time, the relationship between us and Pelagos Insurance Capital may diverge and there could be disagreements between the two groups. It is possible that Pelagos Insurance Capital may assert that we have not complied with one or more of our contractual obligations owed to Pelagos Insurance Capital, and this could potentially lead to Pelagos Insurance Capital commencing legal proceedings against us. This could alter the relationship between us and Pelagos Insurance Capital in an adverse manner. Similarly, there could be changes in Pelagos Insurance Capital management over time that adversely affect the relationship between Pelagos Insurance Capital and us.
Additionally, we are subject to oversight by Asta in its role as Lloyd’s managing agent of Syndicates 3123 and 2126. This oversight arrangement may constrain our operational flexibility, require us to forgo business opportunities that fall outside agreed parameters or impose compliance and reporting burdens that increase operating costs. While we may launch our own in-house managing agent in partnership with Lloyd’s, as is often the market practice at Lloyd’s over time, there can be no assurances that we will do so or would receive the necessary regulatory and other approvals, and any such initiative will also involve investment with respect to costs, infrastructure, additional headcount, and management time.
Our inability to successfully recover should we experience a disaster or other business continuity problem could cause financial loss, loss of human capital, reputational harm or legal liability.
Our operations are dependent upon our ability to protect our personnel, physical infrastructure and technology infrastructure against damage from business continuity events that could have a significant disruptive effect on our operations. Should we experience a local or regional disaster or other business continuity problem, such as a hurricane, terrorist attack, pandemic, protest or riot, security breach, cyberattack or other similar incident, power loss, telecommunications failure or other natural or man-made disaster, our continued success will depend, in part, on the availability of our personnel and the proper functioning of physical infrastructure, technology, telecommunication, and other related systems and operations. We could potentially lose key executives, personnel and data, or experience material adverse interruptions to our operations or delivery of services in a disaster recovery scenario. Such disruption could also result in significant financial losses arising from the inability to process new policies or renew existing ones in a timely manner. Our inability to successfully recover should we experience a disaster or other business continuity problem, could materially interrupt our business operations and cause material financial loss, loss of human capital, regulatory actions, reputational harm, damaged commercial relationships or legal liability.
We are highly dependent on the services of our senior management team, including our founder, Chairman, and Group CEO, and may not be able to attract and retain the key employees we need to support our business.
The continued success of our business is highly dependent on the expertise and leadership of our senior management team, including Mr. Brindle, our founder, Chairman, and Group CEO. Our senior management team, including Mr. Brindle, has played, and continues to play, a critical role in shaping our strategic direction, fostering key relationships with Capacity Providers, brokers and other distribution partners, and (re)insureds, and driving innovation within our business. The unexpected loss of Mr. Brindle or other members of our senior management team could disrupt our operations and impact our ability to continue executing our business strategy with the same level of effectiveness. Additionally, our business could be adversely affected if we were to fail to adequately plan for the succession of such executives.
Our success also depends, in large part, on our ability to attract and retain talent, including as part of launching and growing Pine Walk entities, which may be difficult due to the intense competition in the insurance industry (as well as the wider financial services industry and other industries such as the technology industry) generally for key employees with demonstrated ability. In particular, we rely on being able to attract and retain a team of appropriately skilled and experienced underwriters, as well as other staff such as actuaries, claims professionals, data scientists and developers and other technology staff (including, in particular, to maintain and enhance our key proprietary systems such as FireAnt). Replacing such individuals may require substantial time and resources (including financial resources), and there is no assurance that we could identify suitable candidates with comparable expertise. Furthermore, as we grow and mature as a public company and grow internationally, we may find it difficult to maintain our corporate culture. Any failure to preserve our culture could negatively affect future success, including our ability to recruit and retain personnel and effectively focus on and pursue our business strategy.
The pool of suitable candidates (in particular at entry or junior level) may also degrade over time as a result of the emergence of AI. To attract and retain top talent, we must offer competitive compensation, benefits, and growth opportunities or we could be required to replace certain critical employees or hire contractors to fill highly skilled roles while vacant. Rising costs in these areas could increase our operating expenses, while failure to maintain a strong leadership team or technical workforce could impede growth and innovation. Any disruption to our talent pool of key personnel or failure to attract and retain key employees could materially and adversely affect our business, financial condition, results of operations, and prospects.
We expect to continue to invest in technology and operational change initiatives. Failure to successfully implement these initiatives or scale operations to support growth could adversely affect our ability to execute our growth strategy. Such failure could also prevent us from realizing expected efficiencies, resulting in unplanned expenditure or diversion of management attention and impairing our ability to realize a sufficient return on our investments.
As our business scales, there is a need to ensure that people, processes, and technology infrastructure evolve in a coordinated manner.

Our ability to effectively scale our operations in line with growth will be critical, as failure to expand operational capacity, systems and controls at a commensurate pace could lead to service degradation, control weaknesses, inability to respond to market opportunities and increased operational risk.
In addition, our success depends, in part, on our ability to develop and implement technology-based solutions that anticipate or keep pace with rapid and continuing changes in technology, industry standards, and competition and stakeholder demands. We may not be successful in anticipating or responding to these developments on a timely and cost-effective basis. The effort to enhance technological expertise, develop new technologies in our business, keep pace with competitors and achieve internal efficiencies through technology requires us to incur expenses and attract talent with the necessary skills. There is no assurance that our technological investments in our systems and platforms will maintain any current competitive advantage held by us, or will achieve any intended efficiencies, and such unrealized savings or benefits could affect our results or operations.
The delivery of strategic technology and other initiatives, such as the rollout of Solas, a bespoke user interface which facilitates cross-team collaboration and application integration, and the implementation of Labrador, a proprietary, rules-based algorithmic risk allocation tool, introduces execution and change management risks. If not carefully managed, these factors could lead to processing errors, delays in policy servicing or reduced productivity, with potential downstream impacts on service delivery to (re)insureds and distribution partners and, consequently, reputational damage.
Additionally, failure to design, implement or integrate such strategic technology and other initiatives effectively may limit our ability to achieve anticipated efficiency gains, scalability or data capabilities. For example, this could arise from misalignment between business requirements and system functionality, insufficient training or change management or evolving strategic priorities during implementation. This could result in underperformance against business objectives, as well as unplanned expenditure arising from remediation, reconfiguration or replacement of systems. In addition, management time and resources may be diverted toward resolving implementation challenges, potentially detracting from other strategic priorities. These factors could impair our ability to realize an appropriate return on our investments and may place us at a competitive disadvantage if peers are more successful in leveraging technology and implementing operational change initiatives to enhance their operating models.
More broadly, a sustained period of change may place pressure on governance, oversight, and delivery capabilities. Competing priorities, resource constraints or dependency on third-party implementation partners could increase the likelihood of delays, cost overruns or sub-optimal outcomes.
Our technology platform contains third-party open-source software components, which may entail greater operational risks than use of third-party commercial software.
Our technology platform incorporates software licensed under open-source agreements, including libraries, models and frameworks that support the development and use of AI and machine learning capabilities. The use and distribution of open-source software may expose us to risks not typically associated with commercially licensed software, including the absence of warranties, support or indemnification obligations with respect to infringement claims, defects or code quality. As a result, we may be required to rely on our own resources to address vulnerabilities, defects or compatibility issues. The public availability of open-source code may also increase the risk of cybersecurity incidents, system outages or other operational disruptions.
Certain open-source licenses can impose obligations, including requirements to disclose source code, allow modifications or the creation of derivative works, or may impose restrictions on use, each of which may apply to the software and AI models developed using open-source components. Compliance with such requirements could affect our ability to create and protect proprietary intellectual property, including AI models, algorithms and training methodologies, or could limit our ability to commercialize related outputs. Alternatively, we may be required to incur significant cost and effort to replace or re-engineer affected software and AI models. Future advancements in AI, including the potential development of artificial general intelligence (“AGI”), may further increase these risks, particularly where open-source components form part of more advanced or autonomous systems.
In addition, the legal and regulatory treatment of open-source software in the context of AI and emerging AGI technologies is evolving and may be subject to increased scrutiny. This includes potential regulatory requirements relating to transparency, explainability, provenance, quality and licensing of training data and model governance. Uncertainty in the interpretation or enforcement of applicable license terms, particularly for emerging AI-specific licenses or usage restrictions, may increase the risk of disputes, non-compliance or unintended obligations.
Although we seek to implement controls to manage our use of open-source software, including in AI development and deployment, there can be no assurance that these efforts will be effective. Any failure to comply with applicable license terms, manage associated risks or appropriately govern and control the use of open-source components, including those supporting AI, could result in legal or regulatory exposure, operational disruption, loss of intellectual property rights or reputational damage, any of which could materially and adversely affect our business.
We are dependent on information technology systems. Cybersecurity incidents impacting such information systems and the data stored on and in them may hurt us, damage our reputation, adversely affect policyholder retention and Capacity Provider relationships and expose us to financial and legal liabilities.
We are dependent upon the effective operation of our information technology systems with respect to the collecting, processing and storing of sensitive personal, financial, commercial, and policyholder data. Any improper disclosure, data breach or failure to comply with cybersecurity, privacy and data protection laws and regulations could expose us to significant risks, including regulatory penalties, legal liabilities, and reputational damage. The constantly evolving cyber threat landscape makes it increasingly difficult to detect cybersecurity incidents, assess their severity and impact in a timely manner and launch a successful defense. Cybersecurity incidents and data breaches affecting us or our third-party service providers may disrupt the security of the information technology used by us and impair our ability to operate our business. Such incidents could compromise the security and availability of confidential business information or personal information - including Capacity Provider, partner, policyholder, employee or our data. Any such compromise could harm our competitive position or otherwise adversely affect our business operations, financial condition, and our reputation. Such cybersecurity incidents could disrupt our proprietary technology and result in intellectual property or other confidential or proprietary information being lost or stolen, or impact other critical systems and hinder our ability to underwrite policies on behalf of Capacity Providers, leading to financial losses. Moreover, the perception of a cybersecurity incident or data breach involving us may impair our reputation, business operations or otherwise expose us to potential liability.
In particular, in light of the services being provided by us to Pelagos Insurance Capital, any disruption or compromise in our systems could impact the operations of Pelagos Insurance Capital, potentially resulting in service interruptions, data integrity issues or regulatory and/or contractual non-compliance, which could subsequently affect our reputation, contractual relationships and financial position.
We are required to issue policies on behalf of Capacity Providers in a secure manner and invest resources in establishing and maintaining electronic connectivity with policyholders, brokers, and other distribution partners and in technological advancements to ensure safe and secure transmission. While it is our goal to safeguard information assets from cybersecurity threats, there can be no assurance that our information security systems will detect and protect information assets from these ever-increasing risks - including from human error - or guarantee our safeguards against employee, vendor or third-party malfeasance. It is possible that our safeguards, policies, and procedures, including our security controls over personal data and training of our employees on cyber and data security, may not prevent improper access to, disclosure of or misuse of confidential, personal or proprietary information.
Despite the implementation of security and backup measures, our systems and those of our partners and third-party service providers may be vulnerable to failures, physical or electronic intrusions, computer viruses, denial-of-service attacks, social engineering, phishing campaigns, software bugs, ransomware, malware, infiltration by unauthorized persons, malicious or destructive code, employee or insider error, theft or misuse, programming errors and similar threats. This is, in part, due to the increased sophistication of such cyberattacks and cyber incidents, the introduction of new technologies and the continued expansion of the use of internet and telecommunications technologies and devices to conduct financial and other business transactions. In addition, our increased reliance on technologies that support remote and hybrid work, employees’ more frequent use of personal devices and the increasing prevalence of cyberattacks using AI, such as “deep fakes,” may increase the risk of cybersecurity incidents or breaches. Power outages, equipment failure, natural disasters (including extreme weather), terrorist activities or human error may affect our systems and result in disruption to our services or loss or improper disclosure of personal data, business information, including intellectual property or other confidential information. The failure of our systems for any reason could cause significant interruptions to our operations, which may adversely affect our business, operational results, and financial condition. Further, the costs of mitigating cybersecurity risks may be significant, including, but not limited to, retaining the services of third-party cybersecurity forensics providers; compliance costs arising out of existing and future cybersecurity, data protection and privacy laws and regulations; costs related to maintaining data backups; and other mitigation measures.
We are subject to laws and regulations relating to the collection, use, retention, disclosure, storage, and transfer of personal information. These laws apply to transfers of personal information among our affiliates, and to agreements with Capacity Providers, brokers and other distribution partners and third-party service providers. We utilize in-house and third-party services, including cloud computing providers, to perform key operational functions, including the storage, transfer or processing of data. System failures or network disruptions or breaches in such in-house or third-party systems may adversely affect our business operations, financial condition, and reputation or expose us to increased risk of litigation or regulatory enforcement action. Our reliance on our third-party service providers increases our exposure to cybersecurity risks outside of our direct control, which may expose us to risk of loss, litigation, and potential liability. A cybersecurity incident or breach of one or more of our third-party service providers’ information technology systems may disrupt our operations, damage our reputation, result in fines, legal claims or proceedings, including regulatory investigations and actions, liability for failure to comply with privacy and information security laws, or otherwise result in loss of revenue, fraudulent transactions, loss of policyholders, transaction errors, processing inefficiencies, service reliability, and increased costs, including costs to deploy additional personnel and protection technologies, train employees, and engage third-party experts and consultants. Further, our cyber liability insurance may not be sufficient to protect against all losses we may incur if the third-party service provider refuses or is unable to uphold any relevant contractual indemnification obligations as the result of a cybersecurity incident or breach.
Infringement, misappropriation, dilution or other violations of our intellectual property or other proprietary information by third parties could harm our business.
We believe our intellectual property has significant value and is critical to our competitive advantage and market position. Our pricing, exposure management, and portfolio construction tool, FireAnt, and our internally developed and owned policy administration system, Prequel, were both built primarily in-house and form the backbone of our operations. These systems are built and maintained in-house, ensuring we maintain full control over the systems’ development and evolution. If third parties were to infringe upon, misappropriate or otherwise violate these systems, or if our proprietary technology or processes were compromised or became publicly accessible (including through the use of AI), it could compromise our differentiated approach to competitors, diminish the value of our brand, undermine our competitive position, reduce our market share and adversely affect our business, particularly against well-funded competitors. In addition, to the extent that we do not have sufficient rights to use any of the data or other material or content used in or produced by the AI tools we employ, or if we experience cybersecurity incidents or data breaches in connection with our use of AI, it could adversely affect our reputation and expose us to legal liability or regulatory risk, including with respect to third-party intellectual property, privacy, data protection and cybersecurity, publicity, contractual or other rights.
We have and maintain certain trademark registrations with respect to the Fidelis and Pine Walk brands. However, even where we have effectively secured and maintain registrations for our trademarks and other intellectual property, competitors and other third parties may infringe on, misappropriate or otherwise violate our intellectual property (registered and unregistered), which could weaken our competitive position and erode our market share. Addressing intellectual property infringement by third parties may require costly litigation or enforcement actions, with no guarantee of favorable outcomes, and, in the course of litigation, such competitors and other third parties may attempt to challenge the breadth of our rights or ability to prevent others from using similar marks, designs or technology, or may attempt to invalidate our intellectual property. If such challenges were to be successful, having less ability to prevent others from using similar marks, designs or technology may ultimately result in our competitive advantage being eroded or neutralized. Defending or enforcing our trademark rights and other intellectual property could result in the expenditure of significant resources and divert the attention of management, which in turn may materially and adversely affect our business and operating results, even if such defense or enforcement is ultimately successful.
We may suffer uninsured losses or losses in excess of insurance limits.
We could suffer physical damage to property and liabilities resulting in losses that may not be fully recoverable under our corporate insurance policies. Insurance against certain types of risks, such as cybersecurity incidents or personal injury claims, may be unavailable, available in amounts that are less than the full market value or replacement cost of investment or underlying assets or subject to a large deductible or self-insurance retention amount. In addition, there can be no assurance that certain types of risks that are currently insurable will continue to be insurable on an economically feasible basis. Should an uninsured loss or a loss in excess of (re)insured limits occur or be subject to deductibles or self-insurance retention, we could sustain financial loss or lose capital invested in the affected property, as well as anticipated future income from that property. Furthermore, we could be liable to repair damage or meet liabilities caused by risks that are uninsured or subject to deductibles. We may also be liable for any debt or other financial obligations related to affected property.
Specifically, we may become subject to errors and omissions (“E&O”) claims as well as other contingencies and legal proceedings which, if resolved unfavorably to us, could have an adverse effect on our results of operations. We underwrite complex specialty (re)insurance risks that we place with Capacity Providers. E&O claims against us may result in potential liability for damages arising from these services. E&O claims could include, for example, the failure of our employees, whether negligently or intentionally, to place business in accordance with relevant delegated underwriting authority arrangements or handle claims on behalf of Capacity Providers in accordance with relevant contractual obligations. In addition, we may be subject to other types of claims, litigation, and proceedings in the ordinary course of business, which, along with E&O claimants, may seek damages, including punitive damages, in amounts that could, if awarded, have a material adverse impact on our financial position, earnings, and cash flows. In addition to potential liability for monetary damages, such claims or outcomes could harm our reputation or divert management resources away from operating our business.
We have debt outstanding that could adversely affect our financial flexibility and subjects certain of our subsidiaries to restrictions and limitations that could significantly impact our ability to operate our business.
Our outstanding debt is described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity, Capital Resources, and Financial Condition.” Our outstanding debt was incurred by certain of our subsidiaries under the Credit Facility and is collateralized by substantially all of the assets of our subsidiaries that are party to the Credit Facility. The level of debt we have outstanding during any period could adversely affect our financial flexibility. We also bear risk related to the floating nature of the interest rate on our debt. Our ability to generate cash from operations is, to a certain extent, subject to general economic, financial, competitive, legislative, regulatory, and other factors that are beyond our control. The need for our subsidiaries to service indebtedness under the Credit Facility will also reduce our ability to use cash for other purposes, including working capital, dividends to shareholders, acquisitions, capital expenditures, share repurchases, and general corporate purposes.
The Credit Agreement governing our Credit Facility contains covenants that, among other things, restrict the ability of certain of our subsidiaries to make certain restricted payments, incur additional debt, engage in certain asset sales, mergers, acquisitions or similar transactions, create liens on assets, engage in certain transactions with affiliates, change their business or make investments, and require certain of our subsidiaries to comply with certain financial covenants. The restrictions in the Credit Agreement governing our Credit Facility may prevent certain of our subsidiaries from taking actions that we believe would be in the best interest of our business and our shareholders and may make it difficult for us to execute our business strategy successfully or effectively compete with companies that are not similarly restricted. We or our subsidiaries may also incur future debt obligations that might subject them to additional or more restrictive covenants that could affect our financial and operational flexibility, including our ability to pay dividends. A failure to comply with the restrictions under the Credit Agreement could result in a default under the financing obligations or could require certain of our subsidiaries to obtain waivers from their lenders for failure to comply with these restrictions. If certain of our subsidiaries were unable to make payments or refinance their debt or obtain new financing under these circumstances, we and certain of our subsidiaries would have to consider other options, such as sales of assets, sales of equity or negotiations to restructure the debt. The occurrence of a default that remains uncured or the inability to secure a necessary consent or waiver could cause certain of our subsidiaries’ obligations with respect to their debt to be accelerated and have a material adverse effect on our business, financial condition, and results of operations.
Our subsidiaries may not be able to generate sufficient cash flow to service all of their indebtedness and we and our subsidiaries may be forced to take other actions to satisfy our obligations under such indebtedness, which may not be successful.
If the cash flows and capital resources of us and our subsidiaries are insufficient to fund the debt service obligations under the Credit Facility, we and our subsidiaries may be forced to reduce or delay capital expenditures and acquisitions, sell assets, seek additional capital or seek to restructure or refinance our indebtedness. Any refinancing of such indebtedness could be at higher interest rates and may require certain of our subsidiaries to comply with more onerous covenants. Refinancings may not be successful and may not permit certain of our subsidiaries to meet their scheduled debt service obligations. In the absence of such cash flows and resources, we could face substantial liquidity problems and certain of our subsidiaries might be required to sell material assets or operations to attempt to meet their debt service obligations. If certain of our subsidiaries cannot meet their debt service obligations, the holders of their indebtedness may accelerate such indebtedness and, to the extent such indebtedness is secured, foreclose on the assets of certain of our subsidiaries. In such an event, certain of our subsidiaries may not have sufficient assets to repay all of their indebtedness. Any failure by certain of our subsidiaries to make payments of interest and principal on their outstanding indebtedness on a timely basis would likely result in a reduction of our and our subsidiaries’ creditworthiness, which would also harm their ability to incur additional indebtedness.
Risks Relating to Our Market and Industry
The specialty insurance industry is highly competitive, and increased competition or industry consolidation could result in lower premium rates, fewer submissions, reduced market share and difficulty attracting and retaining talented insurance professionals.
The specialty insurance industry is highly competitive. In our underwriting activities, we may find ourselves in competition with MGAs/MGUs and (re)insurers that may have an established position in the market or greater financial, marketing, and human resources available to them. Competition in the types of business that we may underwrite on behalf of Capacity Providers is based on many factors, including premiums charged and other terms and conditions agreed, services provided, financial strength ratings assigned by third-party credit rating agencies and perceived financial strength, speed of claims payment, reputation and experience in the line of business to be written and continuity, strength of relationship and reputation with (re)insureds and brokers. Competition can adversely affect premium rate levels, including on business written by us on behalf of Capacity Providers, by increasing insurance industry capacity, reducing prices in response to favorable loss experience, (with respect to reinsurance business) affecting the pricing of underlying direct insurance coverage and other factors, any of which can develop in a relatively short period of time. In addition, we cannot predict the extent to which competition from new competitors (including MGAs/MGUs, hedge funds, capital markets products such as catastrophe bonds and new underwriting companies that provide similar offerings) or existing competitors raising equity, debt or other capital could increase (re)insurance capacity and depress premium rates. Increased competition could result in less new business, fewer renewals, lower premium rates or less favorable policy terms and conditions with respect to one or more of the lines of business in which we participate, which could have a material adverse effect on our business, prospects, financial condition or results of operations.
Recent years have seen increased consolidation and convergence among companies in the (re)insurance industry resulting in increasingly larger and more diversified competitors, with greater capitalization than Capacity Providers. As evidenced by merger and acquisition transactions in recent years, the consolidation trend may continue and even accelerate in the near future, which may lead to increased competitive pressure in our business lines from such competitors. If we are unable to compete effectively or adapt to industry consolidation, our business, financial condition, and results of operations could be adversely affected. Mergers and acquisitions or other consolidation activities affecting one or more Capacity Providers directly could also adversely affect us, as they could lead to a change to the relationship between us and such Capacity Providers.
Rapid advancements in AI, including the development of artificial general intelligence (“AGI”) and machine learning (“ML”) technologies and increasing regulation of AI, could increase competition, disrupt our business model, and increase regulatory risk.
We leverage AI for certain business uses, including, for example, to help generate code and code tests. Rapid advancements in AI, including the development of AGI, could present significant challenges to our business model.
For example, AGI – if developed – and other advancements in AI could accelerate the pace of innovation, requiring us to make continuous and costly upgrades to our systems and technologies to maintain our competitiveness. AI (and possibly future AGI) technologies can also democratize access to advanced ML tools, enabling competitors to rapidly develop capabilities similar to ours and reduce our ability to protect our innovations. This could reduce the effectiveness of our intellectual property protections and diminish our ability to differentiate in the market. Such advancements could also lower the barriers to entry in the insurance market, allowing competitors to leverage new AI and AGI technologies to replicate or surpass our capabilities, potentially offering more accurate risk assessments, lower prices or enhanced customer experiences, which could erode our operational and competitive advantages and reduce our market share.
The development of AGI could also fundamentally alter the insurance industry by enabling unprecedented levels of automation, personalization, and predictive accuracy. If Capacity Providers, brokers or other stakeholders perceive that rapid AI or AGI developments across the broader economy have diminished the value of our capabilities, underwriting expertise or relationship-based distribution model, such stakeholders may reduce their engagement with us, seek alternative platforms or partners or negotiate less favorable terms, regardless of our actual technological posture, which could have a material adverse effect on our business. To the extent that brokers become less central to distribution or shift toward platforms that prioritize speed and price over relationships and expertise, we may face reduced flow of risk submissions and diminished influence over business origination. Further, the widespread adoption of AGI may introduce unforeseen challenges in integrating new technologies, adapting workflows or managing compliance with evolving regulations. These disruptions could adversely affect our operations, policyholder relationships, and financial performance. The rapid and unpredictable development of further advancements in AI, AGI, and related technologies and any failure to adapt to these advancements could materially and adversely impact our competitive position, business, financial condition, and results of operations.
AI may drive increased competition from technology-led entrants and incumbent insurers investing heavily in digital capabilities. Our competitors or other third parties may incorporate AI into their products, offerings or underwriting assessment more quickly or more successfully than us, which could impair our ability to compete effectively. If we are unable to adapt by embedding AI within our own operations, enhancing our data proposition and reinforcing the distinct value we provide to both Capacity Providers and brokers and other distribution partners, we risk strategic marginalization over the medium to long term.
Additionally, our use of third-party AI tools introduces additional operational and compliance considerations. Improper configuration, integration or handling of these tools could unintentionally expose confidential, sensitive or personal data, including policyholder information or proprietary intellectual property, creating potential legal, regulatory, and reputational risks. Furthermore, improper use or configuration of AI, or improper implementation of related safeguards, could lead to the generation of “hallucinations,” or false but plausible-sounding information generated by the AI model, and reliance on such “hallucinations” by us or our customers could result in liability or other adverse consequences for us arising from such reliance. For example, “hallucinations” could result in increased underwriting risk as a result of incorrect risk assessment, reduced operational efficiency as a result of fixing errors, incorrect classification, and handling of claims requests leading to poor customer outcomes and reputational damage, failure to identify money-laundering, AI model drift in actuarial pricing and risk assessments resulting in worse than expected performance and regulatory issues with respect to bias and discrimination.
The regulatory and legal frameworks with respect to AI, machine learning and similar technologies are changing rapidly. The E.U. AI Act (“E.U. AI Act”), which entered into force on August 1, 2024 and applies in phases depending on the regulatory requirement in question from February 2025 to August 2027, when all provisions of the E.U. AI Act will apply. The E.U. AI Act imposes a number of regulatory requirements on parties involved in the use of AI according to the level of risk involved with the AI system. Non-compliance with the E.U. AI Act may result in fines of up to 7% of annual worldwide turnover or €35 million. To date, the United Kingdom has not adopted comprehensive AI legislation, but instead relies on a principles-based, sector-specific approach to AI regulation. We cannot predict what changes to AI laws and regulation may be enacted with respect to AI in the insurance sector, what other potentially applicable AI-related laws or regulations will be enacted or the impact that such laws and regulations may have on business practices, financial condition or operational results. To the extent we expand our business to more jurisdictions, we may need to dedicate additional financial or operational resources to adjust our offerings in certain jurisdictions if legal frameworks related to AI are applied in an inconsistent manner across jurisdictions. Moreover, because these technologies are themselves highly complex and rapidly developing, it is not possible to predict all of the legal or regulatory risks—particularly those related to automated decision-making or algorithmic decision-making—which may arise related to our current or future use of AI, machine learning, and similar technologies. While the use of AI presents significant opportunities to support our strategic goals, we may not successfully implement governance structures sufficient to address all risks associated with the implementation of AI technologies. The compliance costs involved with such laws or regulations may increase our operating expenses, which may adversely affect our business practices, financial condition, and operational results.
Further, a number of aspects of intellectual property protection in the field of AI are currently under development and there is uncertainty and ongoing litigation in different jurisdictions as to the degree and extent of protection warranted or allowed for AI and relevant system input and outputs. If we fail to obtain protection for our intellectual property rights within our AI technologies, or later have our intellectual property rights invalidated or otherwise diminished, our competitors may be able to take advantage of our research and development efforts to develop competing products that could adversely affect our business, reputation, and financial condition.
The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.
Market opportunity estimates and growth forecasts for the MGA and the MGU sectors are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. For example, several of the reports rely on and incorporate data from secondary sources such as company websites as well as industry, trade and government publications. While our estimates of market size and expected growth of our market were made in good faith and are based on assumptions and estimates we believe to be reasonable, these estimates may not prove to be accurate. Even if the market in which we compete meets the size estimates and growth forecast in this prospectus, our business could fail to grow at the rate we anticipate, if at all. Furthermore, the slowing or reversal of the shift to delegated underwriting, which has driven the rise of high-growth, highly diversified MGA platforms such as ours, could have a material adverse effect on our business, prospects, financial condition or results of operations.
Volatility and uncertainty in general economic and global conditions and in financial markets could adversely affect our business prospects, results of operations, and financial condition. The business written by us on behalf of Capacity Providers is vulnerable to global economic and geopolitical uncertainty.
Global economic and geopolitical conditions, including fluctuations in interest rates, inflation and exchange rates, oil, and other commodity price fluctuations, tariffs, trade wars and other governmental actions affecting the flow of goods, services or capital, armed conflicts (including the ongoing conflict in Ukraine and recent conflicts in the Middle East), cyberattacks, civil unrest, industrial action, political crises, government shutdowns, pandemics, natural or human-induced disasters, extreme weather, and other macroeconomic disruptions, may contribute to volatility and uncertainty in global financial markets. Such volatility may be exacerbated by enhanced tariffs, other trade barriers, and recent judicial developments affecting global trade policy (including in the U.S.). Over recent years, significant economic and social inflation, interest rate volatility, ongoing recessionary risks, and other global macroeconomic and geopolitical tensions and instability have contributed to sustained periods of financial market volatility and uncertainty. In particular, our business includes products covering credit risk, political risk, transactional liabilities, and other products, which may be more susceptible to macroeconomic conditions than other lines of (re)insurance business. These lines of business typically respond to the economic cycle rather than the (re)insurance cycle.
Severe economic downturns, recessions, market volatility or disruptions in the financial markets may reduce the volume of underwriting, as well as increase the likelihood and severity of losses across our lines of business. While such losses would be borne by Capacity Providers rather than us, we could be adversely affected by reduced profit commission. Prolonged periods of global economic uncertainty could have a material adverse effect on our business, prospects, financial condition or results of operations.
Specifically, in February 2026, a military conflict erupted among the United States, its allies and Iran. The long-term impact and outcome of this conflict is highly unpredictable and, together with continued geopolitical uncertainty arising from the broader conflicts in the Middle East and Ukraine and uncertainty over U.S. tariff policies, could lead to significant market and other disruptions, including volatility in commodity prices and supply of energy resources, instability in financial markets, supply chain interruptions, political and social instability, trade disputes or trade barriers, and changes in consumer or purchaser preferences (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Current Outlook, Market Conditions and Trends that Could Affect the Results of Operations”).
Recent economic and geopolitical climate, expansionary monetary policies, military conflicts, and other factors have led to an inflationary environment in recent years. In operating our business, we experience the effects of inflation, including increased labor costs. Furthermore, our operations are susceptible to the effects of inflation because premiums are established before the ultimate amounts of losses and loss adjustment expenses are known, which could impact our revenue from profit commission. Although we consider the potential effects of inflation when setting premium rates, premiums may not fully offset the effects of inflation and thereby essentially result in underpricing of certain risks. Loss reserves set by Capacity Providers include assumptions about future payments for settlement of claims and claims-handling expenses. To the extent economic or social inflation, such as through outsized court awards, particularly in the United States, causes costs to increase above loss reserves established for claims, Capacity Providers will be required to increase loss reserves with a corresponding reduction in net income in the period in which the deficiency is identified, which could have a material adverse effect on our business, prospects, financial condition or results of operations due to a reduction in revenue from profit commission.
We generate a substantial portion of our commission revenue in dollars while a significant majority of our headcount and therefore associated costs are denominated in British pounds sterling; adverse movements in foreign exchange rates, particularly the GBP/USD exchange rate and increases in interest rates on our floating‑rate indebtedness, only a portion of which is hedged, could curtail our growth plans, including our hiring strategy and adversely affect our business.
Although a substantial majority of our commission revenue is denominated in dollars, certain of our costs are denominated in British pounds sterling and a number of other currencies, such as euros. Consequently, our results of operations have been, and are likely to continue to be, affected by changes in the relative value of the various currencies in which our revenues, costs, assets, and liabilities are denominated, and especially the dollar to British pound sterling exchange rate may have a material impact on our reported results of operations and financial condition. To manage our exposure, we have engaged, and may continue to engage, in the use of financial derivatives or currency hedging transactions, although such activities may not cover all of our exposure, may be costly and may also expose us to counterparty risk. Despite hedging and other mitigating techniques implemented by us, fluctuations in exchange rates have in the past, and may in the future, have an adverse effect on our business, results of operations, financial condition, and prospects.
We also have indebtedness that bears interest at floating rates. Increases in interest rates would increase interest expense on such indebtedness and could reduce Net Income and cash flows from operations. While we utilize interest rate hedging instruments to mitigate a portion of this exposure, these instruments do not eliminate the risk of higher borrowing costs. The unhedged portion of our indebtedness remains exposed to interest rate volatility, and hedge effectiveness may vary over time. In addition, hedging may entail costs, introduce counterparty credit risk, limit our ability to benefit from declines in interest rates or require collateral or margin that could constrain liquidity. Sustained increases in interest rates, together with adverse foreign exchange movements, could necessitate reprioritization or delays in elements of our growth plans, including hiring and investment in technology and operations, and could otherwise adversely affect our business, results of operations, financial condition and prospects.
Reliance on our brand and reputation is critical to our success, and any failure to maintain or enhance our brand or damage to our reputation could adversely affect our business.
Our reputation is a key factor in attracting Capacity Providers and other partners. Maintaining a strong and trusted brand is essential to our competitive positioning and long-term success.
A number of factors can affect the strength of our brand. Negative publicity and unfavorable opinions or reviews from Capacity Providers or other stakeholders, whether related to policy terms and conditions, policyholder service, underwriting practices, data security breaches or any other factors, could erode trust in our brand. Delays, denials or disputes in claims adjudication could also be attributed to us, harming our relationships and public image. Further, media coverage of any perceived shortcomings can weaken our brand.
Moreover, repairing our brand and reputation in the case of any adverse event may be difficult, time-consuming and expensive. Our failure to quickly respond to and address, or the appearance of our failure to respond to and address, corporate crises, and other issues that give rise to reputational risk could significantly harm our brand and reputation.
A weakened brand or damage to our reputation could result in reduced demand for our product offerings, less favorable terms from Capacity Providers and less desire by Capacity Providers to partner with us. This in turn could adversely affect our business, financial condition, results of operations and growth prospects.
The loss of confidence in, or any failure to maintain or enhance, our brand or our reputation could materially and adversely affect our ability to attract and retain policyholders and Capacity Providers, thereby adversely affecting our business, financial condition, results of operations, and growth prospects.
Risks Relating to Third Parties, Excluding Capacity Providers
We depend on a small number of brokers for a large portion of the (re)insurance we underwrite on behalf of Capacity Providers and the loss of business provided by any one of those brokers could adversely affect us. We are potentially exposed to concentrations of credit risk with respect to the brokers with whom we transact business.
Notwithstanding our high-growth markets strategy, our business model depends to a material extent on the core broker distribution model that is common within the specialty insurance market and we derive a significant portion of our business from a limited number of brokers.
Brokers assess which insurance companies are suitable for them and their clients by considering, among other things, security of claims payment and service, financial strength ratings and perceived stability, availability of insurance capacity, the quality of service provided to the broker and their client, expertise in the relevant line of business, overall breadth of products offering, and historic relationships. Brokers and other intermediaries are independent of us and are not obligated to transact business with us. Our relationships with brokers are therefore very important and failure to maintain strong relationships with brokers could result in reduced flow of underwriting submissions, loss of market share, and reduced revenue. In addition, there has been a trend of increased consolidation of brokers and of brokers strategically reducing the numbers of insurers with which they do business to gain efficiency for their placement efforts. As we distribute most of our products through brokers, consolidation could impact our ability to access business and our relationships with brokers. In the Lloyd’s market, independent London wholesalers continue to be acquired by larger global brokers, which may result in enhanced market power for these larger brokers in placing (re)insurance. In the U.S. market, larger regional retailers are also being acquired by the larger global brokers. As brokers merge with or acquire each other, any resulting loss of a substantial portion of the business sourced by one or more of our key brokers, could have a material adverse effect on our business and results of operations.

The involvement of brokers and other intermediaries exposes us to their credit risk. In particular, as a result of contractual provisions or applicable regulation, premiums paid by (re)insureds to brokers for onward payment, via us, to Capacity Providers may be deemed paid to such Capacity Providers even if neither we nor the relevant Capacity Providers receive such amounts, resulting in premium receivable credit risk. We are exposed to this risk because our commissions are derived from premiums. Given our concentration risk with a limited number of key brokers, any such credit default on the part of such brokers could have a material adverse effect on our business, financial condition, results of operations, or prospects.
We rely on third-party service providers to perform certain operational activities, including elements of operational processing and data services. As a result, we are exposed to risks associated with third-party performance, including potential service disruption, operational errors, data quality issues or failures in controls which could adversely affect operations, regulatory compliance or reputation.
We rely on third‑party service providers, including strategic outsourcing partners such as EXL, to support the delivery of certain core operational, financial, and administrative processes. Our ability to operate effectively and meet policyholder, Capacity Provider, regulatory, and market expectations depend in part on the continued performance, resilience, and financial stability of these third‑party service providers.
Technical failures, cybersecurity incidents, data integrity issues, operational errors or financial distress affecting third‑party service providers could disrupt our operations, delay critical business processes or impair the accuracy, timeliness or completeness of information relied upon by us and our stakeholders, including policyholders, Capacity Providers, and regulators. While such services are outsourced, responsibility for regulatory compliance, operational resilience, and service outcomes remains with us.
Failures by third‑party service providers to meet agreed service levels, security standards or regulatory requirements may result in regulatory scrutiny, supervisory intervention, reputational harm or remediation costs.
In the event of material service disruption or underperformance, we may be required to remediate issues with existing service providers or transition services to alternative service providers. Identifying, onboarding, and transitioning to replacement service providers could involve significant time, cost, operational risk, and management attention, and may result in temporary service disruption or control weaknesses during the transition period.
Any sustained failure, disruption or performance issue involving our third‑party service providers could adversely affect our business, financial condition, results of operations, regulatory standing, and ability to execute our growth strategy.
Our reliance on cloud-based computing services, including providers such as Amazon Web Services and Microsoft Azure, introduces additional operational and strategic dependencies. Any service outages, performance degradation, security incidents or configuration errors within these cloud environments could disrupt critical business functions, including policy administration, data storage, analytics, and client-facing applications.
Dependence on third-party cloud providers also creates potential concentration and continuity risks, as our ability to maintain service levels, meet regulatory requirements, and support growth initiatives is partially contingent on the availability, resilience, and security of external infrastructure.
We rely on data, technology, and intellectual property, as applicable, from third parties to support our underwriting, actuarial pricing, exposure management, and other key activities, the unavailability or inaccuracy of which could limit the functionality of our activities and disrupt our business.
We use data, technology, and intellectual property licensed from unaffiliated third parties in certain of our systems and to support certain activities, and we may license additional third-party data, technology, and intellectual property in the future. Any unavailability, degradation, errors, delays or defects in this third-party data, technology, and intellectual property could result in errors that could harm our brand and business. In addition, licensed data, technology, and intellectual property may not continue to be available on commercially reasonable terms, or at all. If data or other service providers were to terminate their relationship with us, reduce the quality or quantity of data provided or experience operational disruptions, our ability to service prospective (re)insureds and underwrite policies on behalf of Capacity Providers could be compromised, which may lead to reputational damage, loss of revenue, and reduced profitability. Also, should any third party refuse to license its proprietary information to us on the same terms that it offers to our competitors or enter into exclusive contracts with our competitors, we could be placed at a significant competitive disadvantage. Disputes may arise between us and our licensors regarding the data, technology, and intellectual property licensed to us under any license agreement.
In addition, if regulatory bodies impose stringent requirements on the use and validation of third-party data in underwriting processes, including personal information, and the data provided by our vendors do not meet regulatory standards, we could face fines, penalties or other regulatory actions. There is also a risk that reliance on external data and models reduces transparency and control over key assumptions and methodologies, potentially increasing model risk and complicating validation, governance and regulatory compliance. Such reliance could force us to limit our offering to prospective (re)insureds and Capacity Providers. Any changes in regulations that affect the use of third-party data could require us to modify our underwriting models and processes, potentially increasing our operational costs and impacting our profitability.
Furthermore, in light of the services being provided to Pelagos Insurance Capital by us, any deficiencies in the quality, availability or integrity of third-party data, technology, and intellectual property utilized by us could lead to downstream data integrity issues, operational disruption or regulatory non-compliance for Pelagos Insurance Capital. Such impacts may adversely affect Pelagos Insurance Capital’s ability to meet its contractual and regulatory obligations, which could in turn result in reputational harm, financial loss or strained commercial relationships, and may expose us to associated contractual liabilities or loss of business.
Risks Relating to Regulatory and Legal Matters
Changes to the relevant laws or regulations or the application of the relevant laws and regulations in the jurisdictions in which we conduct business, or may conduct business in the future, could have an adverse effect on our business, financial condition, results of operations or prospects.
In each of the jurisdictions in which we operate, we have to comply with laws and regulations applicable to regulated insurance intermediaries. TFP Bermuda is registered as an insurance agent pursuant to the Bermuda Insurance Act, and as such, it is subject to regulation and supervision in Bermuda by the BMA. Pine Walk Europe operates from Ireland and is authorized and regulated by the CBI as an insurance intermediary. Based on its CBI authorization, Pine Walk Europe is able to offer its insurance services into certain European Economic Area (“EEA,” which is a free trade area including the 27 member states of the European Union together with Iceland, Liechtenstein, and Norway) jurisdictions on a cross-border basis without the need for separate authorizations in such jurisdictions. Pine Walk Capital operates from the United Kingdom and is authorized by the FCA as an insurance intermediary. TFP ADGM is authorized and regulated by the ADGM FSRA. Certain Pine Walk entities are authorized and regulated in other jurisdictions.
Each aspect of the regulatory environment in which we operate is subject to change, which may be retrospective. Specifically, we may face new regulatory costs and challenges which could have an adverse effect (including to a material extent) on our financial condition or results of operations. By way of example, the FCA could change the regulatory model pursuant to which U.K.-based Pine Walk entities currently operate as “appointed representatives” of Pine Walk Capital, such that Pine Walk entities are required to be directly authorized in their own right, which would likely increase costs and reduce speed to market. By way of further example, the current post-Brexit model pursuant to which Pine Walk Europe maintains a U.K. branch (in addition to its headquarters in Ireland) could face regulatory scrutiny and challenge over time, which could cause operational disruption to our business.
We may also become subject to additional domestic and foreign laws and regulations of jurisdictions as a result of executing our expansion strategy into high-growth markets and other international markets, thereby resulting in increased complexity, compliance risk, administrative burden and operating costs. Some countries, particularly emerging economies, have laws and regulations that lack clarity and, even with local expertise and effective controls, it can be difficult to determine the exact requirements of, and potential liability under, the local laws. Certain jurisdictions can also be unpredictable and rules and regulations governing the way we are able to conduct business in or with counterparties in such jurisdictions may be subject to change on short notice. Failure to comply with local laws in a particular market may result in substantial liability and could have a significant and negative effect not only on our business in that market but also on our reputation generally.
We are, in particular, required to comply with applicable laws and regulations relating to financial, economic and trade sanctions, anti-bribery, and insurance licensing. Our failure to comply with these laws and regulations, or the failure of Capacity Providers to maintain required licenses, could have an adverse effect on our business, financial condition, results of operations, and growth prospects.
We are, in particular, required to comply with all applicable economic and trade sanctions laws and regulations and anti-bribery laws and regulations. Various governmental authorities with jurisdiction over our activities (including The Office of Foreign Assets Control of the U.S. Department of the Treasury) maintain economic and trade sanctions regimes that may restrict our ability to conduct transactions or dealings with certain countries, territories, individuals, entities, vessels or aircraft. Sanctions regimes imposed in response to geopolitical conflicts, including the Ukraine conflict, have increased compliance complexity and enforcement risk. While we maintain policies and procedures designed to promote compliance with applicable sanctions regimes, there can be no assurance that violations or alleged violations will not occur. Any such violations could result in civil or criminal penalties, fines or other enforcement actions, as well as reputational harm. These sanctions regimes are subject to change, which may increase the cost of regulatory compliance for us and are of particular relevance to our marine line of business (including the Pine Walk entity, Navium). Similarly, while we maintain policies and procedures designed to promote compliance with applicable anti-bribery laws and regulations (including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act), we cannot provide assurance that our internal controls will always protect us from liability.
In addition, we are subject to insurance intermediary licensing requirements and must maintain such licenses in each of the jurisdictions in which we operate. These licenses are subject to compliance with jurisdiction-specific regulations and obligations. Any failure to meet these obligations could result in fines, penalties or suspension of our licenses, which would impair our ability to operate in affected jurisdictions. While we strive to maintain all required licenses, we cannot assure that we will be able to maintain them in the future or obtain additional licenses as needed, and any such failure or lapses in compliance could materially and adversely affect our business, financial condition, results of operations, and growth prospects.
In certain jurisdictions in which we operate, we are also required to appoint individual employees to hold certain regulated roles, for which they must be approved by the relevant regulator. These roles have various requirements attached to them, including fitness and propriety assessments and continuing professional development obligations. The departure of, or any regulatory issues relating to, any such individuals could impact our ability to operate in those jurisdictions, pending replacement of them with appropriately qualified and approved individuals.
In addition to our own insurance intermediary licensing requirements, we are dependent on cornerstone Capacity Providers maintaining all necessary licenses to support the (re)insurance business that we place on their behalf, including, in particular, eligibility to write excess and surplus lines insurance business in the United States based on maintaining a listing in the Quarterly Listing of Alien Insurers of the International Insurers Department of the National Association of Insurance Commissioners. Any loss or suspension of any such Capacity Provider license could materially and adversely affect our business, financial condition, results of operations, and prospects.
Data privacy and data protection failures could disrupt our business, damage our reputation, cause losses or result in increases in operational costs to ensure future compliance.
Our collection, use, retention, protection, disclosure, transfer, and other processing of personal information is subject to frequently changing laws, rules, and regulations in the various jurisdictions in which we operate. Compliance with existing and proposed laws and regulations in the European Union, the United Kingdom, Bermuda and the United States concerning the use and protection of personal information – including the General Data Protection Regulation (“GDPR”) in the European Union and as assimilated into U.K. law, the UK Data Protection Act 2018, the U.K.’s Data (Use and Access) Act 2025, the U.K.’s Privacy and Electronic Communications Regulations 2003, the California Consumer Privacy Act and other U.S. state privacy laws and Bermuda’s Personal

Information Protection Act 2016 – could impact the efficacy and profitability of our business model. The existence of privacy laws in various jurisdictions makes our compliance obligations more complex and costly, and may increase the likelihood that we may be subject to enforcement actions or otherwise incur liability for non-compliance. In addition to fines, a breach of such laws may result in regulatory investigations or orders that may require us to cease/change our data processing activities or results in enforcement actions, reputational damage or costly litigation.
Policyholders and business partners trust us to provide transparent information regarding our privacy practices. While we strive to publish and prominently display privacy policies that are compliant with applicable laws, rules, regulations, and industry standards regarding policyholder information, we cannot ensure that our privacy policies and other statements will be sufficient to shield us from complaints, liability or adverse publicity. If our public statements regarding our use, collection, disclosure, and other processing of personal information are alleged to be deceptive, unfair or misrepresent our actual practices, we may be subject to potential regulatory investigations and enforcement actions.
Developments with respect to proposed and enacted legislation and regulations in the United States, the European Union, the United Kingdom and Bermuda with respect to the processing of personal information have increased, and may continue to increase, our compliance obligations with respect to the review and implementation of updated policies and processes regarding our collection, use, processing, disclosure, and transfer of personal information. Evolving regulatory requirements have necessitated, and may continue to necessitate, further review and implementation of updated policies and processes relating to our collection and use of personal information. Additionally, U.S. state data privacy laws are frequently amended and there is discussion in Congress of a federal data privacy law to which we may be subject, which if enacted, may add requirements to and restrictions on our practices which may increase legal risk. Any further or ongoing increase in compliance obligations could lead to increased compliance costs, which may have an adverse effect on our business, prospects, financial condition or results of operations. Maintaining compliance with evolving privacy and data protection laws and regulations requires significant time, resources, and expense, as will the effort to monitor and evaluate whether additional changes to our business practices and our backend configuration are needed, all of which may increase operating costs or limit our ability to operate or to expand our business. Our actual or perceived failure to adhere to, or successfully implement processes in response to, changing legal or regulatory requirements in this area may result in financial losses, legal liability or damage to our reputation in the industry.
In the event of a data breach of our policyholder data, we may be required under breach notification laws to notify policyholders and regulators. We may be liable for regulatory fines and/or compensation in connection with a class action settlement. Our failure to comply with data protection laws or the improper disclosure of our own confidential business information or sensitive policyholder information may have an adverse effect on our reputation, business, operating results, financial condition, and share price. An actual or perceived data breach could harm our reputation and brand, expose us to potential liability or require us to spend significant resources on cybersecurity and in responding to any such actual or perceived breach. If any of our personnel negligently disregards or intentionally breaches our established controls with respect to personal information, we could be subject to significant monetary damages, regulatory enforcement actions, fines, and/or criminal prosecution in one or more jurisdictions. A data breach could result in negative publicity, which may damage our reputation and have an adverse effect on our business, prospects, financial condition or operational results.
Our ability to implement our business strategy could be adversely affected by Bermudian employment restrictions.
Under Bermuda law, non-Bermudians (other than spouses of Bermudians and holders of Permanent Residents’ Certificates) may not engage in any gainful occupation in Bermuda without a valid government work permit. Except for certain CEO and other senior executive positions (where the advertising requirement (see below) is automatically waived) or where otherwise specifically waived, a work permit may be granted or renewed upon showing that, after proper public advertisement, no Bermudian, spouse of a Bermudian or holder of a Permanent Resident’s Certificate who meets the minimum standards reasonably required by the employer has applied for the job. A work permit is issued with an expiry date (up to five years) and no assurances can be given that any work permit will be issued or, if issued, renewed upon the expiration of the relevant term. If work permits are not obtained, or are not renewed, for our principal employees who are located in Bermuda, we could lose their services, which could significantly and adversely affect our business and could also delay or prevent us from fully implementing our business strategy. We monitor any actual or potential legislative changes regarding the Bermuda Government’s immigration policies and any effects this may have on our employment practice, policies, and procedures, but such monitoring activity may not be sufficient to mitigate against adverse impacts of any changes.
Risks Relating to Financial and Accounting Matters
As a recently listed public company, we may incur increased costs and our management is required to devote substantial time to new compliance initiatives and corporate governance practices. We may fail to comply with the rules that apply to public companies, including Section 404 of the Sarbanes-Oxley Act, which could result in sanctions or other penalties that would harm our business. Further, we may lose our foreign private issuer status which would then require us to comply with the Exchange Act domestic reporting regime and cause us to incur additional legal, accounting, and other expenses.
As a recently listed public company that qualifies as a foreign private issuer, we incur significant legal, accounting, and other expenses that we did not incur as a private company, including costs resulting from public company reporting obligations under the Securities Act, the Exchange Act and regulations regarding corporate governance practices. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform, and Consumer Protection Act, the rules of the SEC, the listing requirements of                    and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. We have hired additional accounting, finance, and other personnel in advance of and following becoming listed on the                    as part of our efforts to comply with the requirements of being a public company. Our management and other personnel devote a substantial amount of time toward maintaining compliance with these requirements. These requirements have increased our legal and financial compliance costs and have made some activities more time-consuming and costly, particularly after we are no longer an emerging growth company (“EGC”), which could be as early as 2027, depending on certain factors. We expect that the loss of EGC status and compliance with the additional requirements of being a large accelerated filer will increase our legal, accounting, and financial compliance costs and costs associated with investor relations activities, and cause management and other personnel to divert attention from operational and other business matters to devote substantial time to public company reporting requirements. Furthermore, these reporting requirements, rules, and regulations, coupled with the increase in potential litigation exposure associated with being a public company, could also make it more difficult for us to attract and retain qualified persons to serve on the Board or its committees or to serve as senior managers, or to obtain certain types of insurance, including directors’ and officers’ insurance, on acceptable terms. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Any changes we make to comply with these obligations may not be sufficient to allow us to satisfy our obligations as a public company on a timely basis, or at all.
As we qualify as an EGC, we are not required to provide an auditor attestation of internal control over financial reporting under the Sarbanes-Oxley Act Section 404. Pursuant to Sarbanes-Oxley Act Section 404, we are however required to furnish a report by our management on, among other things, our internal control over financial reporting. In this regard, we will need to continue to dedicate internal resources, engage outside consultants, adopt, and implement a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that our internal control over financial reporting may not function as designed and may not be effective, as required by Sarbanes-Oxley Act Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.
Furthermore, if we identify material weaknesses in our internal control over financial reporting in the future, we may not detect errors on a timely basis and our financial statements may be materially misstated. We or our independent registered public accounting firm (if so appointed to carry out such a review, as this is not a requirement for EGCs) may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting, which could harm our operating results, cause investors to lose confidence in our reported financial information and cause the trading price of our shares to fall. In addition, as a public company we are required to file accurate and timely reports with the SEC under the Exchange Act. Any failure to report our financial results on an accurate and timely basis could result in sanctions, lawsuits, delisting of our shares from                     or other adverse consequences that would materially harm our business and reputation.
Additionally, for so long as we qualify as a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. In order to maintain our current status as a foreign private issuer, either (a) a majority of Ordinary Shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors cannot be U.S. citizens or residents, (ii) more than 50% of our assets must be located outside the United States, and (iii) our business must be administered principally outside the United States.
If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and                   rules. For example, the annual report on Form 10-K requires domestic issuers to disclose executive compensation information on an individual basis with specific disclosure regarding the domestic compensation philosophy, objectives, annual total compensation (base salary, bonus and equity compensation) and potential payments in connection with change in control, retirement, death or disability, while the annual report on Form 20-F permits foreign private issuers to disclose compensation information on an aggregate basis. We would also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors, and principal shareholders will become subject to additional requirements under Section 16 of the Exchange Act, including the short-swing profit recovery provisions of Section 16(b) and the short-selling prohibitions of Section 16(c), from which they are currently exempt.
The regulatory and compliance costs to us under U.S. securities laws if we were required to comply with the reporting requirements applicable to a U.S. domestic issuer may be higher than the cost we would incur if we remain a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and is likely to make some activities highly time-consuming and costly.
In addition, the SEC has recently solicited public comment on whether the definition of “foreign private issuer” should be amended, and any resulting rulemaking could narrow the class of companies eligible for FPI status or otherwise change the criteria or process for determining such status. Even if we maintain FPI status, U.S. legislative, regulatory or exchange developments may reduce or eliminate certain accommodations historically available to FPIs and increase our compliance obligations and costs. For example, on March 18, 2026, directors and officers of certain FPIs became subject to Section 16(a) beneficial ownership reporting requirements. The resulting increase in compliance burdens and costs could be significant, could divert management’s time and attention from operating our business and could adversely affect our financial condition and results of operations.
For as long as we are an EGC and/or foreign private issuer, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, which apply to other public companies. By taking advantage of such exemptions, the reduced disclosure requirements may make it difficult for investors to compare our financial results with those of our competitors which are domestic filers thereby potentially making our Ordinary Shares less attractive to investors.
We are an EGC and, for as long as we continue to be an EGC, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to EGCs, including:
•not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act;
•reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 20-F; and

•exemptions from Say-on-Pay and shareholder approval of any golden parachute payments not previously approved.
Our status as an EGC will end as soon as any of the following takes place:
•our annual gross revenues exceed $1.235 billion (in which case we will cease to be an EGC on the last day of that fiscal year);
•the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter;
•the date on which we have issued more than $1 billion in non-convertible debt securities during any three-year period; or
•the end of the fiscal year following the fifth anniversary of our initial public offering date.
The JOBS Act also permits an emerging growth company like us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use this extended transition period for complying with any new or revised financial accounting standards until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt-out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements and the reported results of operations contained therein may not be directly comparable to those of other public companies.
We are also a “foreign private issuer,” as defined in the SEC’s rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our directors and officers are exempt from the “short-swing” profit recovery provisions of Section 16(b) and the short-selling prohibitions of Section 16(c) with respect to their purchases and sales of Ordinary Shares or our other securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Moreover, we are not required to file quarterly reports on Form 10-Q containing unaudited financial and other specified information with the SEC. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Therefore, you may not receive financial and other information as promptly as compared to a company that is a domestic filer.
Changes in accounting principles and financial reporting requirements could impact our consolidated results of operations and financial condition.
Our financial statements are prepared in accordance with U.S. GAAP, which are periodically revised. Changes in accounting principles and financial reporting requirements could significantly impact our consolidated results of operations and financial condition. From time to time, we are required to adopt new or revised accounting standards issued by FASB, which may require us to modify our accounting policies, procedures and systems. These changes could result in significant variations in our reported financial results and may affect our financial condition (see Note 2 “Summary of Significant Accounting Principles and Practices” of our audited consolidated financial statements included elsewhere in this prospectus for a discussion of any accounting developments that have been issued but not yet implemented).
If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our results of operations could fall below market expectations.
We prepare our consolidated financial statements in accordance with U.S. GAAP. The preparation of such consolidated financial statements and notes thereto requires our management to make estimates, judgments, and assumptions that affect the amounts reported in the consolidated financial statements and in the notes thereto. Such estimates and assumptions could change in the future as circumstances change or more information becomes available, which could affect the amounts reported and disclosed herein.
In particular, placement commissions include certain estimates for the timing of underlying attachments for certain types of (re)insurance contracts such as business written through quota share reinsurance arrangements or aggregate lineslips. We recognize profit commission when a reliable estimate of the amount due can be made. Any uncertainty in the estimate is reduced over time and once the actual performance is known. A proportion of commission income is deferred to subsequent periods based on an estimate of costs to meet post placement obligations.
We base our estimates on historical experience and various assumptions that we believe to be reasonable based on specific circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. If our assumptions change or actual circumstances differ from those in our assumptions, our results could differ from these estimates, which could materially affect our consolidated financial statements which may result in the results of operations falling below market expectations. A summary of our significant accounting principles and practices is set out in Note 2 “Summary of Significant Accounting Principles and Practices” of our audited consolidated financial statements contained elsewhere in this prospectus. Future changes in accounting standards or accounting guidance generally could also have an adverse effect on our results of operations and financial condition.
Risks Relating to Taxation—U.S. Tax Risks
Potential changes to U.S. federal income tax law, possibly on a retroactive basis, could result in adverse consequences to the holders of our shares any other securities we may issue.
New U.S. federal tax laws may be enacted (with potentially retroactive effect) that significantly change current law and could have an adverse effect on us or U.S. Holders (which shall mean a “U.S. Person,” other than a partnership, as defined in “Certain Tax Considerations—United States Taxation—Taxation of the Shareholders” who beneficially owns Ordinary Shares). We cannot predict whether any particular proposed legislation will be enacted or, if enacted, what the specific provisions or the effective date of any such legislation would be, or whether it would have any effect on us. As such, we cannot assure you that future legislative, administrative or judicial developments will not result in an increase in the amount of tax payable by us, our subsidiaries, or U.S. Holders in our Ordinary Shares. If any such developments occur, our business, results of operations, and cash flows could be adversely affected and such developments could have an adverse effect on your investment in our shares. For a more detailed discussion of changes in U.S. tax law (see “Certain Tax Considerations—United States Taxation—U.S. Tax Reform”).
We and/or our non-U.S. subsidiaries may be subject to U.S. federal income taxation.
A non-U.S. corporation that is engaged in the conduct of a U.S. trade or business will be subject to U.S. federal income tax as described below, unless entitled to the benefits of an applicable tax treaty. Whether a trade or business is being conducted in the United States is an inherently factual determination. As the Internal Revenue Code of 1986, as amended (the “Code”), regulations and court decisions fail to identify definitively activities that constitute being engaged in a trade or business in the United States, we cannot be certain that the Internal Revenue Service (“IRS”) will not contend successfully that we and/or our non-U.S. subsidiaries are or will be engaged in a trade or business in the United States. A non-U.S. corporation deemed to be so engaged would be subject to U.S. income tax at regular corporate rates on the portion of its income that is treated as effectively connected with the conduct of that U.S. trade or business (“ECI”), as well as the branch profits tax on its dividend equivalent amount (generally, the ECI (with certain adjustments) deemed withdrawn from the United States), unless the corporation is entitled to relief under the permanent establishment provision of an applicable tax treaty. Any such U.S. federal income taxation could result in substantial tax liabilities and could have a material adverse effect on our results of operation and our non-U.S. subsidiaries.
Furthermore, non-U.S. corporations not engaged in a trade or business in the United States may nevertheless be subject to U.S. income tax imposed by withholding on certain “fixed or determinable annual or periodic gains, profits and income” derived from sources within the United States (such as dividends and certain interest on investments), subject to exemption under the Code or reduction by applicable treaties.
For a more detailed discussion of the material U.S. federal income tax considerations relating to us and our non-U.S. subsidiaries’ operations (see “Certain Tax Considerations—United States Taxation—Taxation of Us and Our Non-U.S. Subsidiaries”).
U.S. Holders will be subject to adverse tax consequences if we are considered a PFIC for U.S. federal income tax purposes.
Special U.S. federal income tax rules apply to U.S. Holders owning shares of a passive foreign investment companies (“PFIC”). If we were treated as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, the U.S. Holder could be subject to certain material adverse tax consequences upon a sale, exchange or other disposition of Ordinary Shares, or upon certain distributions by us. Furthermore, if we are treated as a PFIC and, at any time, have a non-U.S. subsidiary that is treated as a PFIC, a U.S. Holder generally would be deemed to own a proportionate amount of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge discussed in “Certain Tax Considerations—United States Taxation—PFIC” if we receive a distribution from, or sell or otherwise dispose of all or part of our interest in, such lower-tier PFIC, or the U.S. Holder otherwise was deemed to have sold or otherwise disposed of an interest in such lower-tier PFIC.
We believe that, based on the implementation of our current business plan, we should not be characterized as a PFIC under current law and do not expect to become a PFIC. However, because this determination is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond our control, there can be no assurance that we will not be a PFIC for any taxable year or that the IRS will agree regarding our PFIC status in any taxable year. U.S. Holders are urged to consult their own tax advisors about the potential application of the PFIC rules to their investment in our Ordinary Shares. For a more detailed discussion of PFIC tax consequences (see “Certain Tax Considerations—United States Taxation—PFIC”).
U.S. Holders of 10% or more of our Ordinary Shares may be subject to U.S. income taxation under the CFC rules.
Each 10% U.S. Shareholder (as defined in “Certain Tax Considerations—United States Taxation—Classification of Us or Our Non-U.S. Subsidiaries as CFCs”) of a non-U.S. corporation that is a controlled foreign corporation (“CFC”) during a taxable year and that owns shares in the CFC, directly or indirectly through non-U.S. entities, at any time during any period of the non-U.S. corporation’s taxable year that the non-U.S. corporation is a CFC, generally must include in its gross income for U.S. federal income tax purposes its pro rata share of the CFC’s “subpart F income,” and net CFC tested income (“NCTI”) even if the subpart F income or NCTI is not distributed. A non-U.S. corporation is considered a CFC if 10% U.S. Shareholders own (directly, indirectly through non-U.S. entities or by attribution by application of the constructive ownership rules of Section 958(b) of the Code (i.e., “constructively”)) more than 50% of the total combined voting power of all classes of stock of such non-U.S. corporation, or more than 50% of the total value of all stock of such corporation.
U.S. Holders of 10% or more of our Ordinary Shares may be subject to U.S. income taxation under the CFC rules. We do not expect that we are currently classified as a CFC under current law. However, determining whether an entity is a CFC is a complex, fact-based analysis, and no assurance can be provided that we will not be classified as a CFC in future taxable periods. No assurance may be given that a U.S. Person (as defined in “Certain Tax Considerations—United States Taxation—Taxation of the Shareholders”) who owns directly, indirectly or constructively, our Ordinary Shares will not be characterized as a 10% U.S. Shareholder, in which case such U.S. Person may be subject to taxation under the CFC rules. For a more detailed discussion concerning the material U.S. tax consequences related to CFC status, see “Certain Tax Considerations—United States Taxation—Classification of Us or Our Non-U.S. Subsidiaries as CFCs.”

U.S. Holders who dispose of shares may be subject to U.S. federal income taxation at the rates applicable to dividends on a portion of such disposition.
Subject to the discussion above relating to the potential application of the PFIC rules, Section 1248 of the Code may apply to a disposition of Ordinary Shares. Section 1248 of the Code provides that if a U.S. Person sells or exchanges stock in a non-U.S. corporation and such person owned, directly, indirectly through certain non-U.S. entities or constructively, 10% or more of the voting power of the corporation at any time during the five-year period ending on the date of disposition when the corporation was a CFC, any gain from the sale or exchange of the shares will be treated as a dividend to the extent of the CFC’s earnings and profits (determined under U.S. federal income tax principles) during the period that the shareholder held the shares and while the corporation was a CFC (with certain adjustments). No assurance may be given that a U.S. Holder will not be characterized as owning, directly, indirectly through certain non-U.S. entities or constructively, 10% or more of our voting power, in which case such U.S. Holder may be subject to Code Section 1248 rules.
Risks Relating to Taxation—U.K. Tax Risks
Any change in our tax status or any change in U.K. tax laws could affect our business, prospects, financial condition or results of operations or ability to provide returns to shareholders.
We are not incorporated in the United Kingdom but have filed returns for U.K. corporation tax on the basis that we are a resident in the United Kingdom since 2022. We and the U.K. incorporated companies within our group are subject to U.K. tax with respect to their worldwide income and gains (subject to any applicable exemptions), which represent a material portion of our income and operations. Any change in our tax status or any change in U.K. tax laws could materially affect our business, prospects, financial condition or results of operations or ability to provide returns to shareholders.
Our U.K. operations may be affected by recent changes in U.K. tax law.
We, our U.K. incorporated subsidiaries and certain other Bermudian incorporated subsidiaries should be treated as resident in the United Kingdom and accordingly be subject to U.K. tax with respect to their worldwide income and gains. Any change in the basis or rate of U.K. corporation tax or HMRC’s practice and interpretation of U.K. tax law could materially adversely affect our business, prospects, financial condition or results of operations of the U.K. resident companies or their ability to provide returns to shareholders. The U.K. corporation tax rate is currently 25%.
Further, introduction of new tax laws or the amendment of existing tax laws, such as those relating to transfer pricing rules, may increase the risk of adjustments being made by the tax authorities and, as a result, could have a material adverse effect on our business, financial condition, results of operations, cash flows or prospects.
For example, the United Kingdom introduced the multinational top-up tax and the domestic top-up tax effective for accounting periods starting on or after December 31, 2023 in order to implement the OECD’s Pillar Two framework for reforming the international tax system. These new and amended tax laws are designed to ensure that multinational companies that meet an annual revenue threshold pay a minimum tax rate of 15% in all jurisdictions in which they operate. We have assessed the potential impact of these new and amended tax laws on us and we currently do not expect to incur material tax liability as a result of such laws. If the existing tax laws are amended or clarified or new tax laws are enacted, or if the relevant facts change, in one or more jurisdictions where we operate, we may be required to pay additional taxes, which would increase our effective tax rate and adversely affect our financial results.
Uncertainties relating to taxes in the countries in which we have operations could adversely affect our financial condition and results of operations and reduce net returns to our shareholders.
Our taxes are affected by several factors, some of which are outside of our control, including the application and interpretation of the relevant tax laws and treaties. If our filing position, application of tax incentives or our eligibility for double tax treaty benefits were to change or be challenged for any reason, this could have a material adverse effect on our financial condition or results of operations.

We may be subject to tax audits by various tax authorities in the jurisdictions in which we operate, which may challenge our application of relevant tax laws and may result in changes to the filing positions we have adopted historically in our tax returns and submissions. Tax audits may result in additional tax, interest payments and penalties which could adversely affect our financial condition and operating results.
New laws and regulations or changes in tax rules and regulations or interpretation of tax laws by the courts or the tax authorities may also result in changes in the application of relevant tax laws to our business and may result in additional taxation. We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices in jurisdictions in which we operate, could increase the estimated tax liability that we have expensed to date and otherwise affect our financial position, future results of operations, cash flows in a particular period and overall or effective tax rates in the future in countries where we have operations, reduce post-tax returns to our shareholders and increase the complexity, burden, and cost of tax compliance.
Risks Relating to Taxation—Bermuda Tax Risks
Changes in Bermuda tax laws or the interpretation of existing tax laws could adversely affect our financial condition and results of operations.
In response to the OECD Pillar Two initiative, Bermuda has enacted the Corporate Income Tax Act 2023 (“CIT Act”) the provisions of which became fully effective for tax years beginning on or after January 1, 2025. Entities subject to tax under the CIT Act are the Bermuda constituent entities of multi-national groups. A multi-national group is defined under the CIT Act as a group with entities in more than one jurisdiction with consolidated revenues of at least €750 million for two of the four previous fiscal years. If Bermuda constituent entities of a multi-national group are subject to tax under the CIT Act, such tax is charged at a rate of 15% of the net taxable income of such constituent entities (as determined in accordance with the CIT Act, including after adjusting for any relevant foreign tax credits applicable to the Bermuda constituent entities).
Based on the foregoing, we have concluded that neither we nor any of our subsidiaries, including TFP Bermuda, expect to be impacted by the CIT Act during our current fiscal year.
For so long as we are U.K. tax resident, the CIT Act will only apply to us to the extent that we maintain a Bermuda permanent establishment, and only then with respect to such financial accounting net income or loss as is allocated to the Bermuda permanent establishment in accordance with U.S. GAAP (because this is the accounting standard used in the preparation of the consolidated accounts of such entities).
Currently, there is no other Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us with respect to the Ordinary Shares. We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 (the “E.U.TP Act”) that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax will not, until March 31, 2035, be applicable to us or to any of our operations or to the Ordinary Shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by us with respect to real property owned or leased by us in Bermuda. The same assurance has been obtained with respect to TFP Bermuda. Any liability for tax of a Bermuda constituent entity in scope of the CIT Act shall apply notwithstanding the assurance given to such entity pursuant to the E.U.TP Act. Given the limited duration of any assurance by the Minister of Finance, neither we nor such entities can be certain that we will not be subject to any Bermuda taxes after March 31, 2035. In particular, in the event that we and TFP Bermuda are subject to tax under the CIT Act, this would supersede the assurances received from the Minister of Finance under the E.U.TP Act. Each of us and TFP Bermuda pay an annual Bermuda Government fee. In addition, all entities employing individuals in Bermuda are required to pay a payroll tax and there are other sundry taxes payable, directly or indirectly, to the Bermuda Government.
Pursuant to the Payroll Tax Act 1995 and the Payroll Tax Rates Act 1995 of Bermuda (together, the “Payroll Tax Act”), an employer is required to pay payroll tax on remuneration paid by it to each employee or deemed employee for services rendered by the employee or deemed employee during that tax period wholly or mainly in

Bermuda (provided that any remuneration paid by the employer to the employee or deemed employee in excess of $1,000,000 per year is disregarded) and may, within certain parameters, make deductions from remuneration paid to each employee and deemed employee in each tax period with respect to a certain portion of the payroll tax paid by the employer with respect to that employee or deemed employee in that tax period. For purposes of the Payroll Tax Act, any gain obtained by the exercise, assignment or release of any option awarded under any of our option plans will constitute actual remuneration.
In addition, the OECD has published reports and launched a global dialogue among member and non-member countries on measures to limit harmful tax competition. These measures are largely directed at counteracting the effects of tax havens and preferential tax regimes in countries around the world. According to the OECD, Bermuda is a jurisdiction that has substantially implemented the internationally agreed tax standard. However, neither we nor TFP Bermuda are able to predict whether any changes will be made to this classification or whether any such changes will subject us or TFP Bermuda to additional taxes.
Our shareholders may be subject to Bermuda taxes with respect to their ownership of Ordinary Shares.
In the event any shareholder is determined to be a Bermuda constituent entity of a multi-national group, they may also be subject to tax under the CIT Act unrelated to their holding of Ordinary Shares. Currently, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by our shareholders with respect to the Ordinary Shares.
Risks Relating to Taxation—Irish Tax Risks
Pine Walk Europe may be treated as being resident for tax purposes in a jurisdiction other than Ireland, which could adversely affect our results of operations.
Under Irish tax law, a company which is incorporated in Ireland is automatically resident for tax purposes in Ireland. The one exception is that an Irish-incorporated company will not be resident for tax purposes in Ireland if it is treated as resident for tax purposes in another jurisdiction under the terms of a double tax treaty which has the force of law.
The directors of Pine Walk Europe perform (and intend to continue to perform) Pine Walk Europe’s business in a manner which ensures that it is a resident for tax purposes solely in Ireland. For example, a majority of Pine Walk Europe’s directors are resident in Ireland and Pine Walk Europe’s board meetings are convened in Ireland, with at least a majority of its directors in physical attendance. Nevertheless, there can be no guarantee that another jurisdiction will not assert that Pine Walk Europe is tax-resident in their jurisdiction. If Pine Walk Europe were treated as being resident for tax purposes in another jurisdiction, its profits may be subject to comprehensive taxation in that other jurisdiction and our results of operations could be materially adversely affected.
Except for Pine Walk Europe’s U.K. branch, Pine Walk Europe’s directors also perform (and intend to continue to perform) Pine Walk Europe’s business in a manner which ensures that it does not have a permanent establishment in any other jurisdiction and its profits are only subject to tax in Ireland as a result. It is possible that non-Irish agents or brokers distributing insurance underwritten by Pine Walk Europe could create permanent establishments outside of Ireland if they were not considered agents who are independent of Pine Walk Europe from a legal and economic perspective. The treatment of any agents as dependent agents may result in the creation of permanent establishments outside of Ireland to which Pine Walk Europe must allocate profits for tax purposes, resulting in such profits being subject to comprehensive taxation in that other jurisdiction and our results of operations being materially adversely affected.
Any adverse adjustment to Irish tax law or the Irish Revenue Commissioners’ interpretation of the scope of an Irish value-added tax (“VAT”) group may give rise to additional irrecoverable Irish VAT cost, which could adversely affect our results of operations.
The VAT exemption applicable to (re)insurance transactions, including related services performed by insurance brokers and insurance agents has been the subject of a number of decisions of the CJEU which may be interpreted as having clarified a narrower scope of such exemption so as to apply to the supply of core insurance services and to brokerage services whereby prospective insurance clients are introduced to the insurer. In addition, the application of VAT exemption to (re)insurance transactions is currently the subject of a review by the European Commission which may result in material amendments to the application of VAT to such services. Therefore, to the extent that Pine Walk Europe relies on such exemptions, in particular for the receipt or supply of such related or ancillary services, there is a risk that the application and scope of such exemptions may be amended, and this could potentially give rise to material additional irrecoverable VAT costs in the structure. However, in circumstances where any entity in the structure is deemed to be carrying out activities which are subject to VAT (rather than exempt from VAT), such entity should be entitled to deduct any attributable input VAT.
The Irish Revenue Commissioners have issued new VAT grouping guidance effective November 19, 2025. The changes affect all businesses operating through branches and E.U. VAT groups with the changes taking immediate effect for VAT groups formed on or after November 19, 2025, with a transitional period until December 31, 2026 for existing groups.
As a result of these changes, Irish VAT groups now include only Irish establishments, – headquarters or branches – while foreign establishments are excluded. This means certain intra-company transactions of the Irish group, such as services between the Irish branch of FML and the U.K. headquarters or Pine Walk Europe and its U.K. branch, could become subject to Irish VAT (subject to available exemptions) if either were part of an Irish VAT group. Supplies from a headquarters to an Irish branch remain disregarded where neither establishment belongs to a VAT group in Ireland or another E.U. member state.
Risks Relating to Ownership of Our Ordinary Shares
Because we have no current plans to pay cash dividends on our Ordinary Shares, shareholders may not receive any return on investment unless they sell their Ordinary Shares for a price greater than that which they paid for it.
We currently expect to retain all available funds and future earnings for use in the operation and expansion of our business, as well as the repayment of debt, and we have no current plans to pay dividends on our Ordinary Shares. Any decision to declare and pay dividends in the future will be made at the sole discretion of the Board and will depend on, among other things, general and economic conditions, our financial condition, and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual and tax implications on the payment of dividends by us to our shareholders or by our subsidiaries to us, including any restrictions and limitations under the terms of the Credit Facility to which certain of our subsidiaries are party, and such other factors as the Board may deem relevant (see “Dividend Policy”). Future dividends may also be affected by factors that the Board deems relevant, including our potential future capital requirements for investments, legal risks, changes in applicable tax laws or corporate laws and contractual restrictions such as financial or operating covenants in our debt arrangements. In addition, our ability to pay dividends may be constrained by the limitations which Bermuda law imposes on us. As a result, there can be no assurance that we will pay any future dividends, and we may need to reduce or eliminate the payment of dividends on our Ordinary Shares in the future. If we decide not to pay future dividends, shareholders may not receive any return on an investment in the Ordinary Shares unless they sell their Ordinary Shares for a price greater than the purchase price, which may not occur.
The declaration of any dividends on the Ordinary Shares will be determined at the sole discretion of the Board and our ability to pay dividends may be constrained by our structure, limitations on the payment of dividends which Bermuda law imposes on us and the terms of our indebtedness.
The declaration, amount, and payment of any dividends on the Ordinary Shares will be determined at the sole discretion of the Board, which may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our shareholders or by our subsidiaries to us, including restrictions under the Credit Facility to which certain of our subsidiaries are party, and such other factors as the Board may deem relevant. If we elect to pay dividends as part of our dividend policy or program, we may reduce or discontinue entirely the payment of such dividends at any time.

We are a holding company and, as such, have no substantial operations of our own. We do not expect to have any significant operations or assets other than indirect ownership of the shares of Operating Subsidiaries and Pine Walk entities. Dividends and other permitted distributions and loans from Operating Subsidiaries and Pine Walk entities are expected to be the sole source of funds to meet ongoing cash requirements, including principal and interest payments on our debt and other expenses, the repurchase of Ordinary Shares and dividends to the holders of the Ordinary Shares. Our ability to pay dividends on Ordinary Shares is also dependent on the availability of funds available for payments of dividend or distributions. The inability of Operating Subsidiaries to pay dividends in an amount sufficient to enable us to meet our cash requirements at the holding company level could have a material adverse effect on the Ordinary Shares. In addition, the restrictive covenants applicable to certain of our subsidiaries in the Credit Facility limit the ability of those subsidiaries, including the Operating Subsidiaries, to pay dividends. Covenants of any future indebtedness we incur may also limit this ability.
In addition, the Bermuda Companies Act limits our ability to declare and pay dividends to shareholders. Under Bermuda law, we may not declare or pay dividends, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that (i) we are, or would after the payment be, unable to pay our liabilities as they become due; or (ii) the realizable value of our assets would thereby be less than our liabilities.
Any difficulty or our inability to receive dividends from our Operating Subsidiaries would have a material adverse effect on our business, prospects, financial condition or results of operations.
No market currently exists for the Ordinary Shares, and an active, liquid trading market for the Ordinary Shares may not develop, which may cause the Ordinary Shares to trade at a discount from the initial offering price and make it difficult to sell the Ordinary Shares.
Prior to this offering, there has not been a public trading market for the Ordinary Shares. We cannot predict the extent to which investor interest in us will lead to the development of a trading market or how active and liquid that market may become. If an active and liquid trading market does not develop or continue, investors may have difficulty selling their Ordinary Shares at an attractive price or at all. The initial public offering price per Ordinary Share will be determined by negotiations between us and the underwriters, and may not be indicative of the price at which Ordinary Shares will trade in the public market following the consummation of this offering. The market price of the Ordinary Shares may decline below the initial offering price and investors may not be able to sell their Ordinary Shares at or above the price they paid in this offering, or at all.
The price per Ordinary Share may change significantly following this offering, and investors may not be able to resell their Ordinary Shares at or above the price they paid or at all, and investors could lose all or part of their investment as a result. Additionally, if we or our existing shareholders sell additional Ordinary Shares after this offering or are perceived by the public markets as intending to sell additional Ordinary Shares, the market price of the Ordinary Shares could decline.
We and the underwriters will negotiate to determine the initial public offering price. Investors may not be able to resell their Ordinary Shares at or above the initial public offering price due to a number of factors as described elsewhere in this section and the following:
•results of operations that vary from the expectations of securities analysts and investors;
•the loss of or material reduction in one or more Capacity Provider relationships;
•the loss of key employees, particularly those with strong broker, (re)insured and Capacity Provider relationships;
•changes in expectations as to our future financial performance, including financial estimates and investment recommendations by securities analysts and investors;
•changes in market valuations of, or earnings and other announcements by, companies in the specialty (re)insurance industry;
•declines in the market prices of stocks generally, particularly those in the specialty (re)insurance industry;

•announcements by us or our competitors of significant contracts, new products or technologies, acquisitions, joint ventures, other strategic relationships or capital commitments;
•changes in general economic or market conditions or trends in the (re)insurance industry or the economy as a whole and, in particular, in the softening of premium rates;
•changes in business or regulatory conditions which adversely affect the specialty (re)insurance industry generally or us or one or more of our Capacity Providers specifically;
•future issuances, exchanges or sales, or expected issuances, exchanges or sales of the Ordinary Shares or other securities of ours;
•future issuance or redemption of debt securities by us or incurrence of indebtedness more generally;
•investor perceptions of, or the investment opportunity associated with, the Ordinary Shares relative to other investment alternatives;
•the market’s reaction to our reduced disclosure and other requirements as a result of being treated as a “foreign private issuer”;
•the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC;
•guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;
•fluctuation of our credit rating;
•the development and sustainability of an active trading market for our Ordinary Shares; and
•other events or factors, including those resulting from information technology system failures and disruptions (including cybersecurity incidents), natural disasters, war, acts of terrorism or responses to these events.
Furthermore, stock markets have experienced and are likely to continue to experience extreme volatility and significant price and volume fluctuations that, in some cases, have been and may be unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the market price of our Ordinary Shares, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of our Ordinary Shares is low.
In the past, following periods of market volatility, shareholders have instituted securities class action litigation. If we were to become involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.
Additionally, the sale of substantial amounts of Ordinary Shares in the public market, or the perception that such sales could occur, could harm the prevailing market price of the Ordinary Shares. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell Ordinary Shares in the future at a time and at a price that we deem appropriate. Upon consummation of this offering, we will have a total of               Ordinary Shares issued and outstanding. All of the Ordinary Shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, by persons other than our “affiliates,” as that term is defined under Rule 144 of the Securities Act. Certain existing holders of our Ordinary Shares have registration rights, pursuant to the Registration Rights Agreement, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other shareholders in the future. In the event that we register the Ordinary Shares for the holders of registration rights, they can be freely sold in the public market upon issuance (see “Ordinary Shares Eligible for Future Sale” and “Certain Relationships and Related Party Transactions—Registration Rights Agreement”).

The Selling Shareholders have agreed, subject to certain exceptions, not to dispose of or hedge any Ordinary Shares for 180 days from the date of this prospectus, except with the underwriters’ prior written consent (see “Underwriting”). Upon the expiration of these lock-up agreements, all of such Ordinary Shares will be eligible for resale in the public market, subject, in the case of Ordinary Shares held by our affiliates, to volume, manner of sale and other limitations under Rule 144 and Rule 701. The market price of the Ordinary Shares may decline when the restrictions on resale lapse. A decline in the price of our Ordinary Shares might impede our ability to raise capital through the issuance of additional Ordinary Shares or other equity securities (see “Description of Share Capital” and “Ordinary Shares Eligible for Future Sale”).
If securities or industry analysts do not publish research or reports about our business or if they downgrade the Ordinary Shares or the (re)insurance industry generally, or if there is any fluctuation in our future credit ratings, the price of the Ordinary Shares and trading volume could decline.
The trading market for our Ordinary Shares will rely in part on the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. Furthermore, if one or more of the analysts who do cover us downgrade the Ordinary Shares or the (re)insurance industry, or the shares of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of Ordinary Shares could decline. If one or more of these analysts stop covering us or fail to publish reports on us regularly, we could lose visibility in the market, which in turn could cause the price or trading volume of the Ordinary Shares to decline.
Additionally, any fluctuation of any future credit ratings may impact our ability to access debt markets in the future or increase the cost of future debt, which could have a material adverse effect on our operations and financial condition, which in return may adversely affect the trading price of the Ordinary Shares.
We may require additional capital in the future, which may not be available to us on satisfactory terms, if at all. Furthermore, our raising of additional capital could dilute the ownership interest of the holders of Ordinary Shares and reduce the value of their investment. We may also seek additional debt financing in the future, which may not be available or may be available only on unfavorable terms.
We may require liquidity from sources of cash flows from operating, financing or investing activities to:
•fund our operating expenses;
•service our debt, including paying interest due; and
•pay dividends, to the extent declared.
To the extent that the cash flow generated by our ongoing operations or investments is insufficient or unavailable, we may need to raise additional funds through financing. Financial markets have experienced extreme volatility and disruption due in part to financial stresses affecting the liquidity of the banking system and the financial markets generally. These circumstances have reduced access to the public and private equity and debt markets at such times. Any financings or refinancings, if available at all, may be on terms that are not favorable to us. Certain of our subsidiaries’ access to additional funds under the Credit Facility is dependent on the ability of the banks that are parties to the Credit Facility to meet their funding commitments. If we cannot obtain adequate capital or sources of credit on favorable terms, or at all, our business, results of operations, and financial condition could be adversely affected.
In addition, any equity securities we issue may be on terms that are dilutive or potentially dilutive to existing shareholders, and the prices at which new investors would be willing to purchase our securities may be lower than the offering price per share of Ordinary Shares in this offering.
Separately, our and our subsidiaries’ ability to restructure our indebtedness and/or access the debt markets on favorable terms may be affected by U.S. government fiscal policy. The U.S. debt ceiling and budget deficit concerns continue to present the possibility of credit-rating actions, economic slowdowns or a recession for the United States. The impact of any negative action regarding the U.S. government’s sovereign credit rating could adversely affect the U.S. and global financial markets and economic conditions. In addition, policies that may be pursued by the then current White House administration and the legislation that may be introduced by the U.S. Congress, could result in volatility in interest rates and borrowing costs, which may negatively impact our and our subsidiaries’ ability to obtain debt financing on favorable terms.
U.S. persons who own Ordinary Shares may have more difficulty in protecting their interests than U.S. persons who are shareholders of a U.S. corporation.
The Bermuda Companies Act, which applies to us, differs in certain material respects from laws generally applicable to U.S. corporations and their shareholders (see “Comparison of Shareholder Rights” for a summary of certain significant provisions of the Bermuda Companies Act and the Amended and Restated Bye-Laws that differ in certain respects from provisions of Delaware corporate law).
The enforcement of civil liabilities against us may be difficult.
We are a Bermuda exempted company and certain of our directors and officers are residents of various jurisdictions outside the United States. A substantial portion of our assets and the assets of those persons are located outside the United States. As such, it may be difficult or impossible to effect service of process upon us or those persons in the United States or to recover against us or them on judgments of U.S. courts, including judgments predicated upon civil liability provisions of the U.S. federal securities laws.
Puglisi & Associates will be our agent for service of process with respect to actions based on offers and sales of securities made in the United States. We have been advised by our Bermuda legal counsel, Conyers Dill & Pearman Limited, that the United States and Bermuda do not currently have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and that a final judgment for the payment of money rendered by a court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would, therefore, not be automatically enforceable in Bermuda. We have been advised by Conyers Dill & Pearman Limited that a final and conclusive judgment obtained in a court in the United States under which a sum of money is payable as compensatory damages (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or with respect to a fine or penalty or multiple or punitive damages) may be the subject of an action on a debt in the Supreme Court of Bermuda under the common law doctrine of obligation.
Such an action should be successful upon proof that the sum of money is due and payable and without having to prove the facts supporting the underlying judgment, as long as: (i) the court which gave the judgment had proper jurisdiction over the parties to such judgment; (ii) such court did not contravene the rules of natural justice of Bermuda; (iii) such judgment was not obtained by fraud; (iv) the enforcement of the judgment would not be contrary to the public policy of Bermuda; (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of Bermuda; and (vi) there is due compliance with the correct procedures under Bermuda law.
A Bermuda court may impose civil liability on us or our directors or officers in a suit brought in the Supreme Court of Bermuda against us or such persons with respect to a violation of U.S. federal securities laws, provided that the facts surrounding such violation would constitute or give rise to a cause of action under Bermuda law.
Members of the Board will be permitted to participate in decisions in which they have interests that are different from those of the other shareholders.
Under Bermuda law and the Amended and Restated Bye-Laws, directors are not required to recuse themselves from voting on matters in which they have an interest. The directors may have interests that are different from, or in addition to, the interests of the shareholders. Provided the directors disclose their interests in a matter under consideration by the Board in accordance with Bermuda law and the Amended and Restated Bye-Laws, they will be entitled to participate in the deliberation on and vote with respect to that matter, unless the Board by resolution of a simple majority of the Board (which vote shall exclude the interested director) requires such director to abstain from any vote on the conflicted matter.

Shareholders will be limited in their rights relating to our operations.
We are managed exclusively by the Board. Shareholders do not make decisions with respect to the management, disposition or other realization of any investment, our day-to-day operations or any other decisions regarding our business and affairs, except for limited circumstances. Specifically, shareholders do not have an opportunity to evaluate for themselves the relevant economic, financial and other information regarding our underwriting or other activities. Shareholders should expect to rely solely on the ability of the Board with respect to our operations.
We are permitted to adopt certain home country practices with respect to our corporate governance, which may afford investors less protection.
The               corporate governance rules require listed companies to comply with a number of corporate governance standards. As a foreign private issuer, we are permitted, and we intend, to adopt certain home country practices with respect to corporate governance matters that differ significantly from the          corporate governance listing standards.
These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.
Certain corporate governance practices in Bermuda, which is our home country, may differ significantly from the                 corporate governance listing standards. Currently, we intend to comply with all               corporate governance listing standards for a foreign private issuer (see “Management and Corporate Governance”). If, however, we chose not to comply with certain                     corporate governance listing standards and instead rely on the Bermuda requirements, shareholders may be afforded less protection than they otherwise would have.
The corporate governance rules of the                    require listed companies to have, among other things, a majority of independent directors and independent director oversight of executive compensation, nomination of directors, and corporate governance matters. As a foreign private issuer, we will rely on the foreign private issuer exemption to certain                     rules and, where applicable, follow home country practice in lieu of the above requirements. As long as we rely on the foreign private issuer exemption to certain of the                    corporate governance standards, a majority of the directors on the Board are not required to be independent directors. Currently, our independent directors do not constitute a majority of the Board. We are not required to have a compensation committee composed entirely of independent directors, director nominations are not required to be made, or recommended to the Board, by a nominating committee that consists entirely of independent directors and we are not required to have a compensation plan or material amendments to such plans, nor for share issuances that would otherwise require approval for domestic issuers, such as (i) issuances exceeding 1% of our issued and outstanding Ordinary Shares (including derivative securities) in number or voting power in connection with equity compensation arrangements, or (ii) issuances of 20% or more of our issued and outstanding Ordinary Shares (including derivative securities) in number or voting power in other contexts, including capital-raising transactions, or for issuances that would result in a change of control. Therefore, the Board’s approach to governance may be different from other companies, and, as a result, management oversight of us may be more limited than if we were subject to all of the               corporate governance standards. We are also subject to certain reduced disclosure obligations as a result of being a foreign private issuer. As such, investors will not have access to the same information as for similar companies that are not foreign private issuers.
Accordingly, our shareholders will not have the same protection afforded to shareholders of companies that are subject to all of the                     corporate governance standards, and the ability of our independent directors to influence our business policies and affairs may be reduced.
Risks Relating to changes to Bermuda’s beneficial ownership framework.
Bermuda’s BO Act, which consolidated Bermuda’s beneficial ownership framework and transferred responsibility for the central register from the BMA to the Registrar of Companies, came into force in November 2025. The BO Act requires Bermuda legal persons, including licensed insurers, to identify individuals who ultimately own or exercise control over them (including through ownership of 25% or more, ultimate effective control or control by other means) and to maintain and file prescribed beneficial ownership information with the Registrar of Companies, subject to confidentiality restrictions.
The BO Act generally exempts a legal person whose shares are listed on the Bermuda Stock Exchange or an “appointed stock exchange” (which includes               ), and any subsidiary of such a listed legal person, from the obligation to maintain a beneficial ownership register. Listed entities, however, must still confirm their exempted status to the Registrar of Companies, file proof of the relevant listing and notify the Registrar of Companies of any listing or delisting changes within 14 days. Failure to comply can result in action from the Registrar of Companies under the Registrar of Companies (Compliance Measures) Act 2017.
If we were to lose our listed status or if any non‑listed Bermuda legal persons within our group become in scope then we and/or those entities could be required to establish and maintain a beneficial ownership register, verify beneficial owner information, and file minimum required information with the Registrar of Companies. Because supplementary regulations and guidance under the BO Act are being refined and because consequential amendments span multiple statutes (including the Bermuda Companies Act), there is uncertainty regarding the scope, timing, and enforcement of certain obligations.
We have broad discretion over the use of net proceeds from this offering and we may not use them effectively.
We cannot specify with any certainty the particular uses of the net proceeds that we will receive from this offering. Our management will have broad discretion in the application of such net proceeds, including for any of the purposes described in “Use of Proceeds,” and shareholders will not have the opportunity as part of their investment decision to assess whether the net proceeds are being used appropriately. The failure by our management to apply these proceeds effectively could harm our business, results of operations, financial condition, and future prospects. Pending their use, we may invest our proceeds in a manner that does not produce income or that loses value. Our investments may not yield a favorable return to our investors and may adversely affect the price of the Ordinary Shares.
The concentration of our share ownership with those shareholders who held our shares prior to this offering, including our executive officers, directors, and holders of more than 5% of our share capital, may limit shareholders’ ability to influence corporate matters.
Following this offering, shareholders who held our shares prior to this offering, including our executive officers, directors, and holders of more than 5% of our share capital, will control, in the aggregate,                % of the voting power represented by all of our issued and outstanding Ordinary Shares. As a result, shareholders who held our shares prior to this offering will continue to exercise significant influence over all matters requiring a shareholder vote, including: the election of directors; mergers, amalgamations, consolidations, and acquisitions; the sale of all or substantially all of our assets and other decisions affecting our share capital structure; the amendment of our Memorandum of Association and our Amended and Restated Bye-Laws; and our winding up and dissolution. This concentration of ownership may delay, deter or prevent acts that would be favored by our other shareholders. The interests of shareholders who held our shares prior to this offering may not always coincide with our interests or the interests of our other shareholders. This concentration of ownership may also have the effect of delaying, preventing or deterring a change in control of us. Also, shareholders who held our shares prior to this offering may seek to cause us to take courses of action that, in their judgment, could enhance their investment in us, but which might involve risks to our other shareholders or adversely affect us or our other shareholders, including investors in this offering. As a result, the market price of the Ordinary Shares could decline or shareholders might not receive a premium over the then-current market price of the Ordinary Shares upon a change in control. We expect that certain members of our Board will continue to be affiliated with shareholders who held our shares prior to this offering. In addition, this concentration of share ownership may adversely affect the trading price of the Ordinary Shares because investors may perceive disadvantages in owning shares in a company with significant shareholders.
If our Ordinary Shares are not eligible for deposit and clearing within the facilities of the Depository Trust Company (“DTC”), then transactions in the Ordinary Shares may be disrupted.
The facilities of DTC are a widely used mechanism that allow for rapid electronic transfers of securities between the participants in the DTC system, which include many large banks and brokerage firms. We expect that our Ordinary Shares will be eligible for deposit and clearing within the DTC system. We expect to enter into arrangements with DTC whereby we will agree to indemnify DTC for any stamp duty or SDRT that may be assessed upon it as a result of its service as a depository and clearing agency for the Ordinary Shares. We expect these actions, among others, will result in DTC agreeing to accept the Ordinary Shares for deposit and clearing within its facilities.
DTC is not obligated to accept the Ordinary Shares for deposit and clearing within its facilities in connection with this offering and, even if DTC does initially accept the Ordinary Shares, it will generally have discretion to cease to act as a depository and clearing agency for the Ordinary Shares, including to the extent that any changes in U.K. tax law change the stamp duty or SDRT position with respect to our Ordinary Shares. However, if DTC determined at any time after the completion of this offering that the shares were not eligible for continued deposit and clearance within its facilities, then we believe the shares would not be eligible for continued listing on a U.S. securities exchange and trading in the shares would be disrupted. While we would pursue alternative arrangements to preserve our listing and maintain trading, any such disruption could adversely affect the market price of the Ordinary Shares.

Our Corporate Structure
Share Reclassification
As of                , we have          Class A common shares issued and outstanding and           Class B common shares issued and outstanding. In connection with this offering, we will (i) reclassify all Common Shares into one class of Ordinary Shares upon effectiveness of the Amended and Restated Bye-Laws and (ii) reclassify all Class B common shares underlying our outstanding equity awards into Ordinary Shares (collectively, the “Share Reclassification”). Further detail on the Share Reclassification will be described in a subsequent amendment to the registration statement of which this prospectus forms a part.
Organizational Chart
The diagram below depicts our organizational structure prior to giving effect to this offering and the Share Reclassification. This chart is provided for illustrative purposes only and does not purport to represent all legal entities within our organizational structure:

Key
Abu Dhabi incorporated
Bermuda incorporated
Irish incorporated
Investors
U.K. incorporated
Pre-IPO Investors
Directors and Executive Officers
__% of Class A Common Shares
__% of Class B Common Shares
__% of Class A Common Shares
__% of Class B Common Shares
TFP Group Limited
TFP Intermediate Holdings I Limited
TFP Intermediate Holdings II Limited(1)
TFP US Holdings Limited(2)
Fidelis Marketing Limited
TFP Europe Strategic Holdings Limited
Pine Walk Capital Limited
Fidelis Opco Limited
TFP Bermuda Limited(5)
Pine Walk Europe(3)
Pine Walk Entities(4)

The diagram below depicts our organizational structure after giving effect to this offering and the Share Reclassification, assuming no exercise by the underwriters of their option to purchase additional shares of Ordinary Shares. This chart is provided for illustrative purposes only and does not purport to represent all legal entities within our organizational structure:

Key
Abu Dhabi incorporated
Bermuda incorporated
Irish incorporated
Investors
U.K. incorporated
Pre-IPO Investors
Directors and Executive Officers
Investors in this Offering
__% of Ordinary Shares
__% of Ordinary Shares
__% of Ordinary Shares
TFP Group Limited
TFP Intermediate Holdings I Limited
TFP Intermediate Holdings II Limited(1)
TFP US Holdings Limited(2)
Fidelis Marketing Limited
TFP Europe Strategic Holdings Limited
Pine Walk Capital Limited
Fidelis Opco Limited
TFP Bermuda Limited(5)
Pine Walk Europe(3)
Pine Walk Entities(4)

__________________
(1)TFP Intermediate Holdings II Limited owns approximately 9.9% of Pelagos Insurance Capital (see “Business—Our Relationship with Pelagos Insurance Capital—Shareholding in Pelagos Insurance Capital” for additional detail).
(2)The controlling interest in one Pine Walk entity, Imala Re, is controlled through TFP US Holdings Limited, as opposed to Pine Walk Capital Limited. Imala Re is a Delaware limited liability company which is authorized to do business in Florida.
(3)The non‑controlling interests in Pine Walk Europe represents the effective share of the results of Pine Walk Europe Limited held by the non‑controlling interests (see “Business—Our Business—The TFP Underwriting Segments—Pine Walk” for more information on our controlling interests in each of the Pine Walk entities).
(4)We, through Pine Walk Capital Limited, except as noted in footnotes (2) and (5), typically have a controlling interest in each Pine Walk entity, and the relevant entity’s management team typically owns a minority equity stake. Such controlling interest is generally between 60% and 100% with the exception of Oakside, where TFP controls 40% (see “Business—Our Business—The TFP Underwriting Segments—Pine Walk” for more information on our controlling interests in each of the Pine Walk entities).
(5)The controlling interest in two Pine Walk entities, Mezura Capital and Adroit, are controlled through TFP Bermuda Limited, as opposed to Pine Walk Capital Limited. Both Mezura Capital and Adroit are Bermuda-incorporated companies (see “Business—Our Business—The TFP Underwriting Segments—Pine Walk” for more information on our controlling interests in each of the Pine Walk entities).

USE OF PROCEEDS
We estimate that the net proceeds to us from the sale of Ordinary Shares from this offering will be approximately $           million (or $        million if the underwriters exercise in full their option to purchase additional Ordinary Shares) based upon the assumed initial public offering price of $           per Ordinary Share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and estimated offering expenses payable by us. We will not receive any proceeds from the sale of our Ordinary Shares by the Selling Shareholders.
The principal purposes of this offering are to create a public market for our Ordinary Shares and enable access to the public equity markets for us and our shareholders. We intend to use the net proceeds from this offering for general corporate purposes, including working capital, operating expenses, and capital expenditures. We may also use a portion of the net proceeds for acquisitions of, or strategic investments in, complementary businesses, products, services or technologies, although we do not currently have any agreements or commitments to enter into any material acquisitions or investments.
Each $1.00 increase (decrease) in the assumed initial public offering price per Ordinary Share would increase (decrease) our net proceeds from this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, by $                    million. Similarly, each increase (decrease) of 1.0 million Ordinary Shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $                    million, assuming the assumed initial public offering price of $               per Ordinary Share remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The expected use of net proceeds from this offering represents our intentions based upon our current plans and business condition, which could change in the future. We cannot predict with certainty all of the particular uses for the net proceeds from this offering or the amounts that we will actually spend on the uses set forth above. As a result, our management will have broad discretion in applying such net proceeds, and investors will be relying on our judgment regarding the application of such net proceeds (see “Risk Factors—Risks Relating to Ownership of Our Ordinary Shares—We have broad discretion over the use of net proceeds from this offering and we may not use them effectively”).

DIVIDEND POLICY
We currently expect to retain all available funds and future earnings for use in the operation and expansion of our business and have no current plans to pay dividends on our Ordinary Shares. The declaration, amount, and payment of any future dividends on our Ordinary Shares will be, subject to compliance with applicable law, at the sole discretion of our Board. Our Board may take into account, among other things, general and economic conditions, our financial condition, and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual and tax implications on the payment of dividends by us to our shareholders or by our subsidiaries to us, including restrictions under our Credit Facility and other indebtedness or preferred securities we may incur or issue and such other factors as our Board may deem relevant. If we elect to pay such dividends in the future, we may reduce or discontinue entirely the payment of such dividends at any time.
We are a holding company and, as such, have no substantial operations of our own. We do not expect to have any significant operations or assets other than indirect ownership of the shares of our Operating Subsidiaries and Pine Walk entities (see “Risk Factors—Risks Relating to Ownership of Our Ordinary Shares—The declaration of any dividends on the Ordinary Shares will be determined at the sole discretion of the Board and our ability to pay dividends may be constrained by our structure, limitations on the payment of dividends which Bermuda law imposes on us and the terms of our indebtedness”). Our sole material asset after completion of this offering is our indirect equity interest in our Operating Subsidiaries and Pine Walk entities and, as such, we will depend on our subsidiaries for cash to fund all of our expenses. Any additional financing arrangement we enter into in the future may include restrictive covenants that limit our subsidiaries’ ability to pay dividends to us (see “Our Corporate Structure”).
Furthermore, we are subject to Bermuda statutory constraints that affect our ability to pay dividends and make other distributions on our Ordinary Shares or other securities. Under the Bermuda Companies Act, we may declare or pay a dividend only if we have reasonable grounds to believe that (i) we are, and would after the payment be, able to meet our liabilities as they become due, and (ii) the realizable value of our assets would thereby not be less than our liabilities (for more information regarding risk factors that could materially and adversely affect us and our ability to pay dividends on our Ordinary Shares, please see “Risk Factors”).

CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization (defined as the Credit Facility and total equity) as of December 31, 2025:
•on an actual basis;
•on an as adjusted basis to give effect to: (i) the adoption and effectiveness of our Amended and Restated Bye-Laws and (ii) the Share Reclassification prior to our issuance and sale of Ordinary Shares in this offering; and
•on an as further adjusted basis to give effect to our issuance and sale of Ordinary Shares in this offering at an assumed initial public offering price of $                per Ordinary Share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of our Ordinary Shares by the Selling Shareholders.
You should read the following table in conjunction with the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Summary Financial and Operating Data,” and “Use of Proceeds,” as well as the audited consolidated financial statements and accompanying notes included elsewhere in this prospectus.

	At December 31, 2025
	Actual	As Adjusted	As Further Adjusted
	($ in millions)
Cash and cash equivalents	$127.3
Credit Facility	1,980.0
Shareholders’ equity:
Class A common shares, par value $0.01 per share, 996,110,000 shares authorized, 961,491,983 shares issued and shares outstanding, actual; no shares authorized, issued and outstanding, as adjusted and as further adjusted	9.6
Class B common shares, par value $0.01 per share, 3,890,000 shares authorized, 3,607,187 shares issued and 2,967,763 shares outstanding, actual; no shares authorized, issued and outstanding, as adjusted and as further adjusted	—
Ordinary shares, par value $0.01        no shares authorized, no shares issued and            outstanding, actual;         shares authorized,         shares issued and shares outstanding, as adjusted;            shares authorized,         shares issued and shares outstanding, as further adjusted

Additional paid-in capital	955.2
Accumulated deficit	(603.2)
Accumulated other comprehensive income (loss)	(9.5)
Total TFP shareholders’ equity	$352.1
Non-controlling interests	$65.1
Total equity	$417.2
Total capitalization	$2,397.2

A $1.00 increase (decrease) in the assumed initial public offering price of $ per Ordinary Share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) each of our as further adjusted cash and cash equivalents, total shareholders’ equity, total equity, and total capitalization by $ million, assuming the aggregate number of Ordinary Shares offered by us in this offering remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million Ordinary Shares offered by us in this offering would increase (decrease) each of our as further adjusted cash and cash equivalents, total shareholders’ equity, total equity, and total capitalization by $ million, assuming the assumed initial public offering price of $ per Ordinary Share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION
If you invest in our Ordinary Shares in this offering, your interest will be immediately diluted to the extent of the difference between the initial public offering price per Ordinary Share in this offering and the book value per Ordinary Share after this offering. At           , 2026, we had a historical net book value of $       million, or $      per Ordinary Share. Our net book value represents total assets less total liabilities, all divided by the number of Ordinary Shares issued and outstanding on such date.
After giving further effect to the sale of Ordinary Shares in this offering at an assumed initial public offering price of $     per Ordinary Share, the midpoint of the price range set forth on the cover page of this prospectus and after deducting the estimated underwriting discounts and estimated offering expenses payable by us, our as further adjusted net book value at December 31, 2025 would have been $     million, or $     per Ordinary Share. This represents an immediate decrease in book value of $     per Ordinary Share to existing shareholders and an immediate dilution in book value of $     per Ordinary Share to new investors purchasing Ordinary Shares in this offering. Dilution per Ordinary Share to new investors is determined by subtracting as further adjusted book value per Ordinary Share after this offering from the initial public offering price per Ordinary Share paid by new investors. The following table illustrates this per Ordinary Share dilution:

Assumed initial public offering price per Ordinary Share		$
As adjusted historical book value per Ordinary Share at 2026	$
Decrease in as further adjusted book value per Ordinary Share attributable to this offering
As further adjusted book value per Ordinary Share after this offering
Dilution in as further adjusted book value per Ordinary Share to new investors in this offering		$
A $ increase (decrease) in the assumed initial public offering price of $ per Ordinary Share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease), our as further adjusted book value per Ordinary Share after this offering by $ , and would increase (decrease) dilution per Ordinary Share to new investors in this offering by $ , in each case assuming that the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each 1.0 million share increase (decrease) in the number of Ordinary Shares offered by us in this offering price above or below the midpoint of the estimated offering price, as set forth on the cover page of this prospectus, would increase (decrease) the as further adjusted book value per Ordinary Share after this offering by $ per share and increase (decrease) the dilution per share to new investors in this offering by $ per share, in each case assuming that the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The following table summarizes, on an as further adjusted basis at,                    2026, the differences between the number of Ordinary Shares purchased from us, the total consideration paid and the average price per Ordinary Share paid by existing shareholders and to be paid by the new investors purchasing Ordinary Shares in this offering, at the assumed initial public offering price of $          per Ordinary Share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Ordinary Shares purchased		Total consideration
	Number	Percent	Amount ($ in millions)	Percent	Average price per share
Existing investors		%	$	%	$
New investors in this offering					$
Total		%	$	%

Sales by the Selling Shareholders in this offering will reduce the number of Ordinary Shares held by existing shareholders to     , or approximately     % of the total Ordinary Shares issued and outstanding after this offering, and will increase the number of Ordinary Shares held by new investors to          , or          % of the total Ordinary Shares issued and outstanding after this offering.
The table above assumes no exercise of the underwriters’ option to purchase additional Ordinary Shares from us in this offering. If the underwriters’ option to purchase additional Ordinary Shares from us is exercised in full, the number of Ordinary Shares issued and outstanding after this offering, and the number of Ordinary Shares held by new investors purchasing Ordinary Shares in this offering would be increased to % of the total number of Ordinary Shares issued and outstanding after this offering.
The number of Ordinary Shares that will be issued and outstanding after this offering is based on Ordinary Shares issued and outstanding immediately prior to the closing of this offering, and excludes Ordinary Shares reserved for issuance under our 2026 Incentive Plan.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus includes statements that are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can be identified by the use of forward-looking terminology, including terms such as “believes”, “estimates”, “anticipates”, “expects”, “projects”, “intends”, “plans”, “may”, “will”, “should” or “seeks” or in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this prospectus, including, without limitation, in the sections entitled “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business” and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate.
Forward-looking statements are not guarantees of performance and we caution prospective investors not to rely on them. We qualify all of our forward-looking statements by these cautionary statements, because these forward-looking statements are based on estimates and assumptions that are subject to significant business, economic, and competitive uncertainties, many of which are beyond our control or are subject to change. Actual results or other outcomes could differ materially from those expressed or implied in our forward-looking statements, as a result of several factors, including the following:
•our historical track record may not be indicative of future growth;
•increased concentration of our revenues among a smaller number of Capacity Providers;
•changes to our relationships with Capacity Providers or our failure to comply with contractual obligations to such Capacity Providers;
•adverse changes in Capacity Provider financial health or financial strength ratings;
•our ability to expand our distribution relationships or expand our product offerings;
•our expansion into international markets;
•if policies we underwrite on behalf of Capacity Providers do not meet profitability expectations or premium rates decline;
•volatility and unpredictability of specialty (re)insurance underwriting and Capacity Providers’ exposure to low-frequency, high-severity events;
•operational risks presented by the continued growth of the Pine Walk platform;
•compliance with our arrangements with Pelagos Insurance Capital that are subject to outsourcing oversight requirements that may constrain operational flexibility, limit business opportunities, and impose compliance and reporting burdens;
•our inability to successfully recover should we experience a disaster or other business continuity problem;
•our ability to retain the services of our senior management team including our founder, Chairman, and Group CEO and other key employees;
•our ability to implement technology and operational change initiatives to support growth;
•the highly competitive specialty insurance industry in which we operate;
•rapid advancements and increasing regulations in AI;
•the ability of our subsidiaries to generate sufficient cash flow to service all of their indebtedness;
•global economic and geopolitical uncertainty;

•adverse movements in foreign exchange rates, particularly the GBP/USD exchange rate and increases in interest rates on our floating‑rate indebtedness;
•our reliance on our brand and reputation;
•our dependence on a small number of brokers for a large portion of (re)insurance business that we originate and underwrite on behalf of Capacity Providers;
•our reliance on third-party service providers to perform certain operational activities, including elements of operational processing and data services;
•changes to the relevant laws or regulations or application of the relevant laws and regulations in the jurisdictions in which we conduct business;
•compliance with applicable laws and regulations, including those relating to financial, economic and trade sanctions, anti-bribery, and insurance licensing;
•data privacy and data protection failures that could disrupt our business, damage our reputation, cause losses, or result in increases in operational costs to ensure future compliance;
•our status as an emerging growth company and foreign private issuer and the reduced reporting requirements, including those relating to accounting standards and disclosure about our executive compensation;
•changes in accounting principles and financial reporting requirements that could impact our consolidated results of operations and financial condition;
•the potential characterization of us and/or any of our subsidiaries as a passive foreign investment company, or PFIC;
•our ability to maintain effective internal controls and changes in U.S. GAAP;
•our ability to maintain effective internal controls and procedures under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC and the                      corporate governance rules and listing standards;
•our ability to maintain the listing of our Ordinary Shares on                or another national securities exchange;
•our potentially becoming subject to U.S. federal income taxation;
•our potentially becoming subject to U.S. withholding and information reporting requirements under the U.S. Foreign Account Tax Compliance Act, or FATCA, provisions; and
•other risk factors discussed in this prospectus under “Risk Factors.”
Consequently, such forward-looking statements should be regarded solely as our current plans, estimates or belief as of the date of this prospectus. We do not intend, and do not undertake, any obligation to update any forward-looking statements to reflect future events or circumstances after the date of this prospectus. Given such limitations, prospective investors should not rely on these forward-looking statements in deciding whether to invest in our Ordinary Shares.
In addition, statements that contain “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus. While we believe that this information provides a reasonable basis for these statements, this information may be limited or incomplete. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

Prospective investors should review carefully the section captioned “Risk Factors” in this prospectus for a more complete discussion of risks and uncertainties relating to an investment in our Ordinary Shares.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following is a discussion and analysis of our financial condition and results of operations and should be read in conjunction with our audited consolidated financial statements for those respective periods and related notes contained therein, which are contained elsewhere in this prospectus, as well as the information presented under “Summary—Summary Financial and Operating Data.”
This discussion and analysis contains forward-looking statements that involve risks and uncertainties and that are not historical facts, including statements about our beliefs and expectations. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and in this prospectus under the headings “Risk Factors,” “Business,” and “Cautionary Note Regarding Forward-Looking Statements.”
Overview and History
We are a high-growth, highly diversified MGA that allocates risk to third-party Capacity Providers. Our model is differentiated - we underwrite a wide range of complex global specialty (re)insurance risks for a diverse set of highly-rated, primarily long-term Capacity Providers. We also provide portfolio and capital optimization, exposure management, outwards reinsurance structuring and purchasing, and claims handling services. We are paid placement and profit commissions for our services.
TFP was established as a standalone business in January 2023 following the completion of a transaction that saw Fidelis Insurance bifurcated into (i) a high-growth, highly diversified MGA and risk allocator, TFP; and (ii) a specialty (re)insurance company, Pelagos Insurance Capital (formerly known as Fidelis Insurance Group) (the “Bifurcation Transaction”). Fidelis Insurance was founded in 2014 by Richard Brindle and led by him as Chairman and CEO until completion of the Bifurcation Transaction, at which point he became Chairman and Group CEO of TFP. Given the recent Bifurcation Transaction, we have a limited operating history as a separate company.
The Bifurcation Transaction involved a number of steps to reorganize the structure of Fidelis Insurance and to establish TFP—a new, standalone platform, comprising a series of jurisdiction-specific managing general underwriting entities. In connection with the Bifurcation Transaction, certain capabilities of Fidelis Insurance, including underwriting and non-underwriting business support services, were transferred to TFP. The underwriting relationship between Pelagos Insurance Capital and TFP is governed primarily by the Framework Agreement, which was entered into by Pelagos Insurance Capital Limited and TFP. There is also a series of jurisdiction-specific delegated underwriting authority agreements (being the Pelagos Insurance Capital Delegated Underwriting Authority Agreements), which were entered into between each of Pelagos Insurance Capital’s operating insurance carrier subsidiaries and the applicable subsidiaries of TFP (see “Business—Our Relationship with Pelagos Insurance Capital”).
The Bifurcation Transaction was structured as a carve-out of TFP from Fidelis Insurance, through which certain entities were transferred to a newly established holding company, now known as TFP Intermediate Holdings II Limited, in exchange for the issuance of ordinary shares. This transaction occurred under common control under ASC 805-50-30-5 and therefore the entities were transferred at their carrying value. The new TFP investors subscribed for shares in a newly established and standalone TFP Group of companies that had borrowed $1.175 billion from third party lenders, capitalizing transaction costs in accordance with ASC 835-30-45-1A. Together, these proceeds were used to compensate Fidelis Insurance for the fair value of TFP Intermediate Holdings II Limited and its subsidiaries that were assumed by the TFP Group via a merger under Bermuda law (with TFP Intermediate Holdings II Limited being the surviving entity and, following the merger, within the newly established TFP Group). In accordance with ASC 805, TFP subsequently recognized identifiable intangible assets acquired at their acquisition-date fair values, including intangible assets of $870.9 million and goodwill of $1,018.5 million. Goodwill represented the balance of the fair value of the consideration paid over the fair value of the identifiable net assets of the entities that were acquired from Fidelis Insurance.
The Bifurcation Transaction has allowed TFP to focus on its core competencies in underwriting, product innovation, and the provision of certain portfolio management services (including portfolio and capital optimization, exposure management, reinsurance purchasing and structuring, and claims handling services) for the benefit of Capacity Providers. While Pelagos Insurance Capital remains a cornerstone Capacity Provider to TFP following the Bifurcation Transaction, we have successfully developed and expanded our risk allocator model by growing our underwriting platforms, expanding the lines of business we underwrite, developing our risk allocation methodologies, and adding further Capacity Providers. This has resulted in a significant growth in underwriting premiums since Fidelis Insurance was founded.
Our Business Model
We operate via our two underwriting segments, Fidelis Underwriting and Pine Walk, through which we originate (re)insurance risks and underwrite across over 150 lines of business in our Specialty, Bespoke and Reinsurance underwriting pillars for a panel of highly-rated, primarily long-term Capacity Providers, on a delegated authority basis. Fidelis Underwriting (77% of 2025 Written Premium) is our larger underwriting segment, focused on originating and allocating complex risks through our centralized and proprietary underwriting process. Pine Walk (23% of 2025 Written Premium) is our MGA platform focused on helping underwriting teams create, build and run successful businesses focused on specific lines of business. We originate our business principally through wholesale brokers with whom we have long-standing and deep relationships, through retail brokers and local brokers, and through direct relationships with (re)insureds.
We earn placement commission (86% of total revenue for the year ended December 31, 2025), based on a percentage of Bound Premium, for originating and underwriting business, as well as providing portfolio and capital optimization, exposure management, outward reinsurance structuring and purchasing, and claims handling services to Capacity Providers.
We received profit commission comprising 12% of our total revenue for the year ended December 31, 2025 from Capacity Providers based on the profitability of the eligible (re)insurance contracts placed. Our profit commission arrangements are on both a portfolio and line of business basis and are diversified across underwriting years, segments and Capacity Providers.
Basis of Presentation
We prepare our consolidated financial statements in accordance with U.S. GAAP. Our consolidated subsidiaries include our key operating companies in Bermuda, the United Kingdom, Ireland, and Abu Dhabi as well as our Pine Walk entities.
Current Outlook, Market Conditions and Trends that Could Affect the Results of Operations
Geopolitical Risk and Macroeconomic Trends
We have seen continued geopolitical and macroeconomic uncertainty as a result of conflicts in the Middle East and Ukraine, as well as the uncertainty over U.S. tariff policies. Increases in geopolitical and macroeconomic risk typically impact the demand for certain of our products and the rating environment. For example, the conflict in the Middle East has resulted in higher demand for war and political violence insurance cover, along with a significant increase in rates in these lines of business. Our nimble, problem-solving approach to underwriting along with our diverse capacity base and deep local knowledge allow us to offer meaningful solutions to (re)insureds. Losses from the conflict in the Middle East or from other geopolitical and macroeconomic events could impact our profit commissions, but this risk is mitigated by the diversity of the sources of our profit commissions, which are spread across underwriting years, lines of business and Capacity Providers. Lower economic growth as a result of continued geopolitical and macroeconomic uncertainty could impact demand for certain of our products but is mitigated by the diversity of the over 150 lines of business we write.
The conflict in the Middle East could also lead to higher inflation and interest rates. Higher inflation could result in increases in premiums and therefore placement commissions, which accounted for 86% of our revenue in 2025. Increases in inflation and a slowdown in economic growth could have a negative impact on our profit commissions through an increase in claims costs experienced by some or all Capacity Providers. Higher interest rates would increase our fiduciary and other interest income but would also increase our debt interest costs, although these have been partially hedged. Higher inflation could impact our operating expenses and changes to foreign exchange rates could impact our business positively or negatively.
Product Innovation and Leadership at Scale
We believe that we provide leadership at scale in complex and dislocated markets and have a reputation for quickly delivering tailored, innovative solutions in complex and post-loss markets where prices are dislocated. For example, in November 2025 we launched a Lloyd’s consortium focused on AI data center construction risks, securing over $270 million of capacity to support underwriting. In another example of product innovation, in June 2026 we launched a Lloyd’s consortium focused on offering AI infrastructure cargo solutions. We believe our underwriting expertise, scalable capacity, and cross-line-of-business approach positions us to meet the evolving needs of (re)insureds across new and emerging risks, as well as capitalize on dislocated markets, which we believe will create opportunities for additional placement commission income.
Insurance Industry Pricing Trends
We generate most of our revenue through placement commission, which is calculated as a percentage of the total (re)insurance premium. A softening in lines of business we underwrite, characterized by a period of declining premium rates, could negatively impact the level of placement commission we recognize. The impact of changes to premium rates in certain lines of business is mitigated by the diversity of the over 150 lines of business we write, with some lines of business, especially in our Bespoke pillar, not being correlated to the traditional specialty market cycles. Additionally our large line sizes, enabled by our risk allocator model, can result in reducing the impact of rate reductions when compared to the wider market. We have seen some softening of rates across the traditional specialty and reinsurance markets in 2025, driven by increases in (re)insurance capacity due to higher profitability resulting from relatively low levels of losses and compounding rate increases over recent years. We expect to see further downwards pressure on rates in some lines of business in 2026 such as Property and Cyber, but other lines of business could see upwards pressure on rates, for example as a result of the conflict in the Middle East. We believe the impact of downwards pressure on rates on our results will largely be mitigated by our ability to allocate between the more than 150 lines of business we write.
Climate Change and the Impact of Natural Catastrophes
Climate change is resulting in a significant increase in the severity and frequency of natural catastrophe losses. Although there were no significant U.S. losses from hurricanes in 2025 there were still $107 billion of insured industry catastrophe losses, driven by $51 billion of insured losses related to severe convective storms and over $40 billion in insured losses generated from the California wildfires, according to the Sigma 2026 Report. The California wildfires impacted our profit commissions in 2025 but due to the diverse nature of our sources of profit commissions, we still saw growth of 25.9% in total profit commissions. Future natural catastrophe losses could impact our future profit commissions but could also result in an increase in placement commissions from increased rates within property lines of business.
Attracting Leading Pine Walk Talent
A driver of our long-term growth will be our ability to continue to launch new Pine Walk entities. We have grown the platform to 18 entities, adding two new entities in 2026, five new entities in 2025, and three new entities in 2024. We believe there is embedded potential growth in 2026 and 2027 as these entities reach scale in accordance with their business plans. We are focused on attracting market-leading underwriters to Pine Walk and nurture opportunities at all stages of the pipeline, which is reviewed on a weekly basis by our executive underwriting team and includes over 180 opportunities as of April 30, 2026.
Relationships with Capacity Providers
Capacity Providers include long-term capital from Pelagos Insurance Capital and Syndicates 3123 and 2126, in addition to a highly diverse panel of over 60 reinsurance partners and more than 15 consortia and insurance partners. This diversity allows us to act as an efficient risk allocator, nimbly matching appropriate risks with capacity. On any given risk, we might negotiate on behalf of a number of different Capacity Providers, who benefit from the extra scale and market presence achieved from being part of our panel. This drives relevance to brokers, increasing access to the best placements, and helps improve pricing, terms, and conditions. Maintaining strong relationships with our existing Capacity Providers is a key driver of our future growth and success.
Investment in People and Systems
Our future success will depend, in part, on our ability to continue to invest in people and systems. As an underwriter-led business, human capital is key to our success. We will continue to invest in retaining the most talented individuals across our business. As we hire for future roles, our recruitment will focus on staff that are disruptors and can add meaningful value to our business through their underwriting capabilities, global distribution networks, ability to cross-sell our products across lines of business and between platforms, and who are native in technology, analysis, and data analytics. Alongside investing in our people, we will continue to develop our existing proprietary technology systems to enhance the underwriting process and automate risk allocation across Capacity Providers, as well as incorporate artificial intelligence to deliver efficiencies for our underwriters and support functions. We expect to continue to balance operating expense growth with revenue growth while investing to ensure we maintain our market-leading margins.
Cost of Being a Public Company
To operate as a public company, we will be required to continue to implement changes in certain aspects of our business and develop, manage, and train management level and other employees to comply with ongoing public company requirements. We will also incur new expenses as a public company, including those relating to public reporting obligations, proxy statements, shareholder meetings, stock exchange fees, transfer agent fees, SEC filing fees, and expenses associated with any public offering we may engage in from time to time.
Impact of Changes to Laws and Regulations
In each of the jurisdictions we operate in, we have to comply with laws and regulations applicable to regulated insurance intermediaries. In addition, our Capacity Providers are subject to laws and regulations, including licensing, as (re)insurance entities. Changes to laws and regulations could impact our revenue growth from business we underwrite for Capacity Providers and could impact our expenses through increases in compliance and other costs (see “Risk Factors—Risks Relating to Regulatory and Legal Matters” for further details).
Comparability and Certain Other Matters Impacting Our Financial Results
Seasonality
The comparability of our financial results on an annual or quarterly basis can also be impacted by the nature of the business we write, which are large commercial risks, often with significant premiums, with material commissions. Although certain lines of business have key renewal dates throughout the year, other lines of business can bind risks throughout the year, which can impact comparability of our results.
Currency and Foreign Exchange Contracts
Our functional currency is the U.S. dollar. Transactions in non-U.S. currencies are translated in U.S. dollars at the prevailing exchange rate in effect on the relevant transaction dates. Monetary assets and liabilities in foreign currencies are re-measured at the exchange rate in effect at the relevant reporting date. Foreign exchange gains and losses are included in our consolidated statements of income. We use foreign exchange contracts to manage foreign currency risk. The comparability of our financial results could be impacted by changes to foreign exchange rates.

Components of Our Results of Operations
Revenue
Placement Commission
Placement commission is derived from the placement of (re)insurance contracts between (re)insureds and our Capacity Providers. The placement fees vary by Capacity Provider and type of underlying contract. They are based on a percentage of Bound Premium, which is gross of brokerage, agency fees or other types of acquisition costs. Placement commission is recognized at the point in time at which a (re)insurance contract is bound and issued, which occurs on the later of the effective date of the relevant contract or the date we receive a request to bind coverage from or on behalf of the (re)insured.
Placement commission includes estimates for the timing of underlying attachments for certain types of (re)insurance contracts, such as business written through facilities, binding authority agreements or quota share reinsurance agreements. Any endorsement made to a (re)insurance contract is treated as a new contract, with revenue recognized on the later of the endorsement effective date or the date we receive a request to bind coverage from or on behalf of the (re)insured.
We incur both costs to originate (re)insurance contracts, principally through employee compensation, and in the performance of post-placement activities to manage the contracts. We recognize a deferral of income, against placement commissions, with respect to post-placement activities (including claims handling, credit control, insurance and business operations) to be recognized over the period in which those activities are performed.
Profit Commission
We receive profit commission from Capacity Providers based on the profitability of the eligible (re)insurance contracts written for each of the Capacity Providers, pursuant to the applicable profit commission terms agreed with each Capacity Provider. Our profit commission arrangements are on both a portfolio and line of business basis and are diversified across underwriting years, segments and Capacity Providers. The underlying terms vary by contract but are typically based on a share of underwriting profit over a hurdle. Portfolio profit commissions are based on the combined underwriting results of a number of diverse lines of business and include the profit commission arrangements from Pelagos Insurance Capital, Syndicates 3123 and 2126, and the Travelers Quota Share Agreement (the latter payable to us indirectly via the Framework Agreement). Line of business profit commission arrangements are based on the underwriting results of one line of business or Pine Walk entity.
Profit commission arising from the placement of (re)insurance contracts are recognized when the right to such profit commission is established through a contract, but only to the extent that a reliable estimate of the amount due can be made. The uncertainty regarding the value of profit commission recognized is related to the profitability of the underlying (re)insurance contracts placed as determined by the development of loss ratios. The uncertainty is resolved over the contractual term as actual results are achieved (see “—Critical Accounting Policies, Estimates and Recent Accounting Pronouncements—Revenue Recognition”).
Fiduciary Interest Income
Fiduciary interest income consists of interest earned on insurance premiums that are held in a fiduciary capacity on behalf of Capacity Providers, in cash and cash equivalents, until disbursement.
Expenses
Compensation and Benefits
Compensation and benefits consists of salaries, benefits, bonuses, and payroll taxes for our employees, fees paid to contractors and recruitment costs.

General and Administrative
General and administrative expenses include all other operating costs — e.g., marketing and advertising, travel and entertainment, technology infrastructure, and cloud services, office lease expenses, professional fees (legal, accounting, consulting), licensing and regulatory fees and other overhead. We expect general and administrative costs to scale with the size of our business and to increase in absolute terms due to this growth, as well as to incur additional legal, accounting, insurance, investor relations, and other compliance costs associated with becoming a public company. However, we have and will continue to implement new technology from time to time to enhance efficiency.
Depreciation and Amortization
Our amortization expense primarily relates to the amortization of intangible assets recognized following the creation of the TFP Group pursuant to the Bifurcation Transaction. Our depreciation costs primarily relate to the depreciation of leasehold improvements, information technology equipment and software development.
Interest Expense, Net
Interest expense, net consists of interest payable on indebtedness, settlements and fair value movement on interest rate hedges, and amortization of deferred debt issuance costs, offset by payments received in relation to interest rate hedges.
Net (Gain) / Loss from Equity Securities
Net (gain)/loss from equity securities consists of unrealized and realized gains and losses on our approximately 9.9% investment in Pelagos Insurance Capital, which is measured at fair value (see Note 5 “Equity Investments, at Fair Value” of our audited consolidated financial statements contained elsewhere in this prospectus for further details).
Share in Syndicate (Income) / Loss
Share in syndicate (income) / loss is the net income or loss on our investment in Syndicate 3123 and is based on our proportional share of the results of Syndicate 3123 which is based on our share of the FAL of Syndicate 3123. In 2026 this will also include our proportional share of the results of Syndicate 2126 (see Note 6 “Syndicate Assets and Liabilities” of our audited consolidated financial statements contained elsewhere in this prospectus for further details).
Other (Income) / Expense - Net
Other (income) / expense – net includes non-deferred costs incurred on debt and equity restructuring, set-up costs in connection with our Lloyd’s Syndicates, foreign exchange gains or losses, dividend income from our equity holding in Pelagos Insurance Capital and other non-recurring costs.
Income Tax Expense
Income tax expense includes tax payable in the United Kingdom and foreign jurisdictions including the impact of deferred tax adjustments.
Net Income Attributable to Non-Controlling Interests
Net Income attributable to non-controlling interests relates to the share of Net Income of the minority shareholders in our Pine Walk entities.
Other Factors Impacting Results of Operations and Key Performance Indicators
Our placement commission is derived from the placement of (re)insurance premium on behalf of our Capacity Providers and ancillary services provided to certain of such Capacity Providers. We track Written Premiums and Bound Premiums as Key Performance Indicators.

Written Premium
This metric represents the premium underwritten by us for all Capacity Providers on a year of account basis. Written Premium is a metric that indicates the scale and growth of the business, consistent with its use in the insurance industry. It includes estimates based on information received from (re)insureds and brokers. Written Premium includes reinstatement premiums.
Bound Premium
This metric represents the premium recognized when the underlying premium is bound. We believe Bound Premium is the primary driver of our placement commission revenue. Bound Premium includes estimates that are based on information received from (re)insured and brokers. For certain types of contracts such as business written through quota share reinsurance contracts or aggregate lineslips an estimate of underlying attachments is made which is used to calculate placement commissions. Bound Premium includes reinstatement premiums and is net of adjustment premiums.
Results of Operations
Our audited consolidated financial statements are prepared in accordance with U.S. GAAP. The discussions that follow include tables and discussions relating to our consolidated statements of income for each of the years ended December 31, 2025 and December 31, 2024.

	Year Ended December 31,
(in millions, except percentages)	2025	2024
Revenue
Placement commission	$584.0	$536.4
Profit commission	81.1	64.4
Fiduciary interest income	16.6	18.3
Total revenue	$681.7	$619.1

Operating expenses
Compensation and benefits	$183.8	$154.4
General and administrative	87.3	78.3
Amortization	69.3	69.3
Depreciation	8.3	6.7
Total operating expenses	$348.7	$308.7
Operating income	$333.0	$310.4
Interest expense - net	187.7	179.3
Interest income	(4.2)	(6.3)
Net gain on equity securities	(12.4)	(62.3)
Share in Syndicate (income)/loss	(0.1)	0.4
Other (income)/expense - net	(1.9)	37.5
Income before income taxes	$163.9	$161.8
Income tax expense	23.3	9.1
Net Income	$140.6	$152.7
Net Income attributable to non-controlling interests	(18.9)	(11.6)
Net Income attributable to TFP shareholders	$121.7	$141.1
Other operating metrics and KPIs
Written Premium	$5,386.9	$4,663.5
Bound Premium	$4,936.9	$4,467.3

Premiums

	Year Ended December 31,		Year-Over-Year change 2025 to 2024
(in millions, except percentages)	2025	2024	$	%
Written Premium	$5,386.9	$4,663.5	$723.4	15.5%
Bound Premium	$4,936.9	$4,467.3	$469.6	10.5%
Written Premium was $5,386.9 million for the year ended December 31, 2025, an increase of 15.5%, all of which was organic, from $4,663.5 million for the year ended December 31, 2024, driven by growth in business written through the Fidelis Underwriting segment of 9.9% and growth of business written by the Pine Walk segment of 39.8%. Growth in both segments reflected the first full year of allocating business to Syndicate 3123.
Bound Premium was $4,936.9 million for the year ended December 31, 2025, an increase of 10.5%, all of which was organic, from $4,467.3 million for the year ended December 31, 2024, driven by growth in business written by both underwriting platforms and reflecting the first full year of allocating business to Syndicate 3123, which wrote more than 90 lines of business in the year ended December 31, 2025. The growth of Bound Premium was lower than the growth in Written Premium as a portion of the growth in business in 2025 is expected to attach in 2026.
Underwriting Platforms
As a high-growth, highly diversified MGA and risk allocator we underwrite and allocate business through our two complementary origination and underwriting platforms: Fidelis Underwriting and Pine Walk (see Note 3 “Segmental Reporting” of our audited consolidated financial statements contained elsewhere in this prospectus for the results of these platforms, which we classify as our reportable segments under U.S. GAAP).
Fidelis Underwriting Segment
The Fidelis Underwriting segment is our larger capital-light underwriting segment, focused on originating and allocating complex risks through our centralized and proprietary underwriting process. Written Premium originated by Fidelis Underwriting was as follows:

Written Premium	Year Ended December 31,		Year-Over-Year change 2024 to 2025
(in millions, except percentages)	2025	2024	$	%
Fidelis Underwriting	$4,156.8	$3,783.6	$373.2	9.9%
Written Premium originated by the Fidelis Underwriting segment was $4,156.8 million for the year ended December 31, 2025, an increase of 9.9% from $3,783.6 million for the year ended December 31, 2024, driven by growth in all three pillars (Specialty, Bespoke, and Reinsurance) due to strong growth in new business as well as the first full year of allocating business to Syndicate 3123.
Pine Walk Segment
The Pine Walk segment is our ‘plug and play’ MGA platform focused on helping underwriting teams create, build, and run successful businesses focused on specific lines of business, by providing access to capacity, infrastructure, and distribution. Written Premium originated by Pine Walk was as follows:

Written Premium	Year Ended December 31,		Year-Over-Year change 2024 to 2025
(in millions, except percentages)	2025	2024	$	%
Pine Walk	$1,230.1	$879.8	$350.3	39.8%
Written Premium originated by the Pine Walk segment was $1,230.1 million for the year ended December 31, 2025, an increase of 39.8%, from $879.8 million for the year ended December 31, 2024. This was driven by the first full year of business written by the three entities set up in 2024: Novagen, Seraphina, and Silverflame as well as strong growth in Pernix and Itasca, as they utilized new capacity from Syndicate 3123 as well as other insurance capacity. In addition, five new Pine Walk entities commenced operations in 2025 and will have a full twelve months of trading in 2026.
Lines of Business
Our underwriting origination across Fidelis Underwriting and Pine Walk is structured across three pillars: Specialty, Bespoke, and Reinsurance. Our Specialty pillar includes traditional specialty lines such as Property D&F and construction, accident & health, aviation, casualty, contingency, cyber, energy, marine, space, and terror. Our Bespoke pillar is made up of tailored, specialized products with minimal correlation to peak catastrophe perils, providing coverage for credit, political risk, transactional liabilities, and other innovative products. Our Reinsurance pillar comprises a portfolio of global property reinsurance and specialty reinsurance business, which includes a variety of lines of business, such as marine, energy, terrorism and political violence, and aviation.
The split of Written Premium across these pillars was as follows:

	Year Ended December 31,		Year-Over-Year change 2024 to 2025
(in millions, except percentages)	2025	2024	$	%
Written Premium
Specialty	$3,183.1	$2,907.5	$275.6	9.5%
Bespoke	1,165.9	840.6	325.3	38.7%
Reinsurance	1,037.9	915.4	122.5	13.4%
Total Written Premium	$5,386.9	$4,663.5	$723.4	15.5%
Written Premium for the Specialty pillar was $3,183.1 million for the year ended December 31, 2025, an increase of 9.5% from $2,907.5 million for the year ended December 31, 2024, driven by growth in new business in our property and marine lines of business as well as growth in casualty, through the first year of underwriting of our Sevanta Pine Walk entity. This growth was partially offset by a reduction in aviation and space business as we reduced exposures in aviation classes due to the relative risk adjusted returns versus other lines of business.
Written Premium for the Bespoke pillar was $1,165.9 million for the year ended December 31, 2025, an increase of 38.7% from $840.6 million for the year ended December 31, 2024, driven by growth in the Credit lines of business written through the Fidelis Underwriting platform and through the Pernix and Itasca Pine Walk entities, from new business and utilization of a full year of capacity from Syndicate 3123.
Written Premium for the Reinsurance pillar was $1,037.9 million for the year ended December 31, 2025, an increase of 13.4% from $915.4 million for the year ended December 31, 2024, driven by growth in new business written in North America excess of loss property treaty business and reinstatement premiums relating to the California wildfires.
Revenue
Our revenue comprises placement commission, profit commission, and fiduciary interest income.

	Year Ended December 31,		Year-Over-Year change 2024 to 2025
(in millions, except percentages)	2025	2024	$	%
Revenue
Placement commission	$584.0	$536.4	$47.6	8.9%
Profit commission	81.1	64.4	16.7	25.9%
Fiduciary interest income	16.6	18.3	(1.7)	(9.3)%
Total revenue	$681.7	$619.1	$62.6	10.1%

Revenue for the year ended December 31, 2025 was $681.7 million, an increase of 10.1%, all of which was organic, from $619.1 million for the year ended December 31, 2024. The increase was primarily driven by growth in placement commission and profit commission.
Placement commission for the year ended December 31, 2025 was $584.0 million, an increase of 8.9%, from $536.4 million for the year ended December 31, 2024, driven by increases in new business written in the Fidelis Underwriting segment and growth in the Pine Walk segment from new entities set up in 2024 and 2025 and growth in mature Pine Walk entities from new business opportunities.
Profit commission for the year ended December 31, 2025 was $81.1 million, an increase of 25.9% from $64.4 million for the year ended December 31, 2024, driven by growth in line of business profit commission partially offset by lower portfolio profit commission. Line of business profit commission was $54.9 million for the year ended December 31, 2025, an increase of $23.1 million from $31.8 million for the year ended December 31, 2024 driven by strong performance on Pine Walk profit commission from the 2022 year of account, which was recognized for the first time in 2025. Portfolio profit commission was $26.2 million for the year ended December 31, 2025, a decrease of $6.4 million from $32.6 million for the year ended December 31, 2024, due to lower profit commissions from the 2024 year of account quota share reinsurance contracts that were recognized in 2025, which were impacted by the California wildfires, compared to the 2023 year of account, recognized in 2024. The years ended December 31, 2025 and 2024 were both impacted by negative reserve developments relating to the Ukraine conflict.
Our portfolio profit commission can be impacted by underwriting losses in the year as well as reserve developments from prior years. The majority of the premium is fully earned when we recognize the line of business profit commission so reserve developments are likely to be the main driver for changes to profit commission in the year of recognition.
Fiduciary interest income was $16.6 million for the year ended December 31, 2025, a decrease of 9.3%, from $18.3 million for the year ended December 31, 2024, due to lower yields on fiduciary assets held in money market funds and bank accounts.
Operating Expenses

	Year Ended December 31,		Year-Over-Year change 2024 to 2025
(in millions, except percentages)	2025	2024	$	%
Operating Expenses
Compensation and benefits	$183.8	$154.4	$29.4	19.0%
General and administrative	87.3	78.3	9.0	11.5%
Amortization	69.3	69.3	—	—%
Depreciation	8.3	6.7	1.6	23.9%
Total operating expenses	$348.7	$308.7	$40.0	13.0%
Total operating expenses were $348.7 million for the year ended December 31, 2025, an increase of 13.0% from $308.7 million for the year ended December 31, 2024. The growth in expenses was impacted by foreign currency as the US dollar weakened against British pound sterling and the euro. We hedged some of this exposure, resulting in a $7.0 million realized gain that was included in operating expenses (see Note 16 “Derivatives and Hedging” of our audited consolidated financial statements contained elsewhere in this prospectus for further details).
Our compensation and benefits expenses were $183.8 million for the year ended December 31, 2025, an increase of 19.0% from $154.4 million for the year ended December 31, 2024, driven by an increase in headcount to support the growth in the business and from new Pine Walk entities.
Our general and administrative expenses were $87.3 million for the year ended December 31, 2025, an increase of 11.5% from $78.3 million for the year ended December 31, 2024, driven by the investment in the business to support future growth.

Operating Income
Operating income was $333.0 million for the year ended December 31, 2025, an increase of 7.3% from $310.4 million for the year ended December 31, 2024, driven by the growth in placement and profit commission.
Interest Expense, Net
Interest expense, net was $187.7 million for the year ended December 31, 2025, an increase of 4.7% from $179.3 million for the year ended December 31, 2024, due to a full year of interest on the Term Loan Facility that was refinanced in October 2024. This cost was net of amortized costs, fees and a realized gain on interest rate hedges of $1.2 million (see Note 4 “Other Financial Data” of our audited consolidated financial statements contained elsewhere in this prospectus for a breakdown of interest expense, net).
The interest expense, net includes the impact of interest rate hedges of $4.2 million of realized and unrealized gains for the year ended December 31, 2025 and $7.1 million of realized and unrealized gains for the year ended December 31, 2024 (see Note 4 “Other Financial Data” of our audited consolidated financial statements contained elsewhere in this prospectus for further details).
Interest Income
Interest income was $4.2 million for the year ended December 31, 2025 compared to $6.3 million for the prior year ended December 31, 2024, driven by lower yields on our cash held in money market funds in 2025 and lower average levels of operating cash held.
Net Gain on Equity Securities
The net gain on equity securities was $12.4 million for the year ended December 31, 2025 from an unrealized gain in the fair value of our investment in Pelagos Insurance Capital of $13.6 million, partially offset by a realized loss on the repurchase of Pelagos Insurance Capital common shares of $1.2 million by Pelagos Insurance Capital from us, which were sold to maintain our investment in Pelagos Insurance Capital at approximately 9.9%.
The net gain on equity securities was $62.3 million for the year ended December 31, 2024 from an unrealized gain in the fair value of the investment in Pelagos Insurance Capital of $63.3 million, partially offset by a realized loss on the repurchase of Pelagos Insurance Capital common shares of $1.0 million by Pelagos Insurance Capital from us, which were sold to maintain our investment in Pelagos Insurance Capital at approximately 9.9%.
Pelagos Insurance Capital is quoted on the New York Stock Exchange and our equity investment is measured at fair value; changes in its share price will impact our Net Income (see Note 5 “Equity Investments, at Fair Value” of our audited consolidated financial statements contained elsewhere in this prospectus for further details).
Share in Syndicate (Income)/Loss
We recognized $0.1 million of income from our share of Syndicate 3123 results for the year ended December 31, 2025 compared to a $0.4 million loss for the year ended December 31, 2024 (see Note 6 “Syndicate Assets and Liabilities” of our audited consolidated financial statements contained elsewhere in this prospectus for further details).
Other (Income) / Expense - Net
Other income - net was $1.9 million for the year ended December 31, 2025 comprising: $9.7 million of non-recurring costs in relation to professional fees with respect to corporate initiatives; $6.8 million of dividend income from our equity holding in Pelagos Insurance Capital; and $4.8 million of foreign exchange gains.
Other expense - net was $37.5 million for the year ended December 31, 2024 comprising: $40.5 million non-recurring costs in relation to debt refinancing, establishing Syndicate 3123, advisor fees, and distribution costs; $4.6 million of dividend income from our equity holding in Pelagos Insurance Capital; and $1.6 million of foreign exchange losses.

Income Before Income Taxes
Income before income taxes was $163.9 million for the year ended December 31, 2025, an increase of 1.3% from $161.8 million for the year ended December 31, 2024, due to higher operating income and lower other expenses offset by a lower gain on equity securities and higher interest expense.
Income Tax Expense
Income tax expense was $23.3 million for the year ended December 31, 2025, compared to $9.1 million for the year ended December 31, 2024, primarily as a result of changes in valuation allowances on corporate interest deferred tax assets, partially offset by an increase in taxable profits in foreign jurisdictions with lower corporate tax rates.
Net Income
Net Income was $140.6 million for the year ended December 31, 2025, compared to $152.7 million for the year ended December 31, 2024, primarily as a result of the factors described above.
Operating Income by Segment
Fidelis Underwriting Segment

	Year Ended December 31,		Year-Over-Year change 2024 to 2025
(in millions, except percentages)	2025	2024	$	%
Revenue
Placement commission	$461.5	$422.7	$38.8	9.2%
Profit commission	$36.6	$51.5	$(14.9)	(28.9)%
Fiduciary interest income	$14.3	$15.3	$(1.0)	(6.5)%
Total revenue	$512.4	$489.5	$22.9	4.7%
Operating Expenses
Compensation and benefits	$131.4	$120.0	$11.4	9.5%
General and administrative	$70.6	$61.1	$9.5	15.5%
Total operating expenses	$202.0	$181.1	$20.9	11.5%
Operating Income	$310.4	$308.4	$2.0	0.6%
Revenue
Placement commission in the Fidelis Underwriting segment for the year ended December 31, 2025 was $461.5 million, an increase of 9.2%, from $422.7 million for the year ended December 31, 2024, driven by increases in Written Premium in the Bespoke pillar from new credit business and the Reinsurance pillar through growth in property reinsurance business written.
Profit commission in the Fidelis Underwriting segment for the year ended December 31, 2025 was $36.6 million, a decrease of $14.9 million from $51.5 million for the year ended December 31, 2024. The reduction in profit commission was driven by low natural catastrophe loss activity in the 2023 underwriting year which benefited the profit commission recognized on the quota share reinsurance contracts in 2024 while the 2024 underwriting year, recognized in 2025, was impacted by the California wildfire losses in January 2025.
Fiduciary interest income was $14.3 million for the year ended December 31, 2025, a decrease of 6.5%, from $15.3 million for the year ended December 31, 2024, due to lower yields on fiduciary assets held in money market funds and bank accounts.

Operating expenses
The compensation and benefits expenses allocated to the Fidelis Underwriting segment were $131.4 million for the year ended December 31, 2025, an increase of 9.5% from $120.0 million for the year ended December 31, 2024, driven by an increase in headcount to support the growth in the business.
Our general and administrative expenses allocated to the Fidelis Underwriting segment were $70.6 million for the year ended December 31, 2025, an increase of 15.5% from $61.1 million for the year ended December 31, 2024, driven by the increase in headcount and investment in the business to support future growth.
Pine Walk Segment

	Year Ended December 31,		Year-Over-Year change 2024 to 2025
(in millions, except percentages)	2025	2024	$	%
Revenue
Placement commission	$122.5	$113.7	$8.8	7.7%
Profit commission	$44.5	$12.9	$31.6	245.0%
Fiduciary interest income	$2.3	$3.0	$(0.7)	(23.3)%
Total revenue	$169.3	$129.6	$39.7	30.6%
Operating Expenses
Compensation and benefits	$52.4	$34.4	$18.0	52.3%
General and administrative	$16.7	$17.2	$(0.5)	(2.9)%
Total operating expenses	$69.1	$51.6	$17.5	33.9%
Operating Income	$100.2	$78.0	$22.2	28.5%
Revenue
Placement commission in the Pine Walk segment for the year ended December 31, 2025 was $122.5 million, an increase of 7.7% from $113.7 million for the year ended December 31, 2024, driven by the first full year of underwriting of the entities launched in 2024: Novagen, Silverflame, and Seraphina, the first year underwriting for Sevanta and growth in Navium, Pernix, and Itasca. The growth in Pine Walk placement commission is lower than the growth in Pine Walk Written Premium of 39.8% as the underlying business written by the new entities is expected to attach in 2026.
Profit commission in the Pine Walk segment for the year ended December 31, 2025 was $44.5 million, an increase of $31.6 million from $12.9 million for the year ended December 31, 2024, driven by strong performance on the 2022 underwriting year which was recognized in 2025.
Fiduciary interest income was $2.3 million for the year ended December 31, 2025, a decrease of 23.3%, from $3.0 million for the year ended December 31, 2024, due to lower yields on fiduciary assets held in money market funds and bank accounts.
Operating expenses
The compensation and benefits expenses allocated to the Pine Walk segment were $52.4 million for the year ended December 31, 2025, an increase of 52.3% from $34.4 million for the year ended December 31, 2024, driven by an increase in headcount to support the growth in the business and from new Pine Walk entities.
Our general and administrative expenses allocated to the Pine Walk segment were $16.7 million for the year ended December 31, 2025, a decrease of 2.9% from $17.2 million for the year ended December 31, 2024, driven by lower premises costs.

Non-U.S. GAAP Financial Measures
In assessing the performance of our business, we use non-U.S. GAAP financial measures that are derived from our consolidated financial information, but which are not presented in our consolidated financial statements prepared in accordance with U.S. GAAP. We consider these non-U.S. GAAP financial measures to be useful metrics for management and investors to facilitate operating performance comparisons from period to period by excluding potential differences caused by variations in capital structures, tax positions, depreciation, amortization, and certain other items that we believe are not representative of our core business. We use the following non-U.S. GAAP financial measures for business planning purposes, in measuring our performance relative to that of our competitors, to help investors to understand the nature of our growth and to enable investors to evaluate our run-rate performance. Non-U.S. GAAP financial measures should be viewed as supplementing, and not as an alternative or substitute for, the consolidated financial statements prepared and presented in accordance with U.S. GAAP. The footnotes to the reconciliation tables below should be read in conjunction with the audited consolidated financial statements contained elsewhere in this prospectus. Industry peers may provide similar supplemental information but may not define similarly named metrics in the same way we do and may not make identical adjustments.
There are limitations to the use of the non-U.S. GAAP financial measures presented in this prospectus, and they should not be considered in isolation or as substitutes for financial information presented under U.S. GAAP. For example, the non-U.S. GAAP financial measures presented in this prospectus may be determined or calculated differently by other companies and may not be directly comparable to that of other companies (see “Basis of Presentation—Non-U.S. GAAP Financial Measures” for further details about non-U.S. GAAP financial measures).
Organic Revenue and Organic Revenue Growth
We define Organic Revenue as total revenue determined in accordance with U.S. GAAP, adjusted to remove the impact of any acquisitions or divestitures. We define Organic Revenue Growth as the year-over-year growth in our Organic Revenue. Organic Revenue and Organic Revenue Growth are non-U.S. GAAP financial measures which are commonly reported by others in the insurance industry. We use “Organic Revenue” and “Organic Revenue Growth” in this prospectus to facilitate investors’ understanding of our operating performance and comparison with our peers.
As of the date of this prospectus and for the relevant periods presented herein, we have not completed any relevant acquisitions or divestitures, therefore our Organic Revenue and Organic Revenue Growth are equal to our total revenue and total revenue growth, respectively, as determined in accordance with U.S. GAAP. Our Organic Revenue Growth was 10.1% for the year ended December 31, 2025, compared to 31.4% for the year ended December 31, 2024.
Adjusted EBITDA and Adjusted EBITDA Margin
We define Adjusted EBITDA as Net Income (the most directly comparable U.S. GAAP financial measure) before (i) interest expense, net, (ii) income tax expense / (benefit), (iii) depreciation, (iv) amortization, and (v) stock-based compensation expenses and further adjusted for other non-cash or non-recurring items including, (i) other (income) / expense, net, (ii) net (gain) / loss on equity securities, (iii) share in Syndicate (income) / loss and (iv) interest income.
Management believes that Adjusted EBITDA is a useful measure because it allows management to more effectively evaluate our operating performance and compare our results of operations from period to period without regard to our financing methods or capital structure, or other items that impact comparability of financial results from period to period.
In conjunction with Adjusted EBITDA, we also calculate Adjusted EBITDA Margin, or Adjusted EBITDA as a percentage of total revenue. Adjusted EBITDA and Adjusted EBITDA Margin should not be considered as alternatives to, or more meaningful than, Net Income, Net Income Margin, or any other measure as determined in accordance with U.S. GAAP.

The following tables present a reconciliation of Adjusted EBITDA to Net Income, as well as Adjusted EBITDA Margin to Net Income Margin, the most directly comparable U.S. GAAP financial measure, for the years ended December 31, 2025 and 2024.

	Year Ended December 31,
(in millions, except percentages)	2025	2024
Total revenue	$681.7	$619.1

Net Income	140.6	152.7
Interest expense, net	187.7	179.3
Income tax expense	23.3	9.1
Amortization	69.3	69.3
Depreciation	8.3	6.7
Stock-based compensation	—	—
Other (income)/expense - net(1)	(1.9)	37.5
Net gain on equity securities(2)	(12.4)	(62.3)
Share in Syndicate (income)/loss	(0.1)	0.4
Interest Income	(4.2)	(6.3)
Adjusted EBITDA	$410.6	$386.4
Net Income Margin(3)	20.6%	24.7%
Adjusted EBITDA Margin(4)	60.2%	62.4%
__________________
(1)For the year ended December 31, 2025 Other (income) / expense - net included $9.7 million of non-recurring costs in relation to professional fees with respect to corporate initiatives; $6.8 million of dividend income from our equity holding in Pelagos Insurance Capital and $4.8 million of foreign exchange gains. For the year ended December 31, 2024 Other (income) / expense - net included: $40.5 million of non-recurring costs in relation to debt refinancing, establishing Syndicate 3123, advisor fees, and distribution costs; $4.6 million of dividend income from our equity holding in Pelagos Insurance Capital and $1.6 million of foreign exchange losses.
(2)Net gain on equity securities is the gain on our investment in Pelagos Insurance Capital (see Note 5 “Equity Investments, at Fair Value” of our audited consolidated financial statements contained elsewhere in this prospectus for further details).
(3)Net Income Margin is defined as Net Income divided by total revenue.
(4)Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by total revenue.
Adjusted EBITDA was $410.6 million for the year ended December 31, 2025, an increase of 6.3% from $386.4 million for the year ended December 31, 2024, driven by 10.1% growth in revenue partially offset by growth of 16.5% in operating expenses, excluding amortization and depreciation. The higher growth in expenses reflects the investment we have made in the business to prepare for future growth. Our Adjusted EBITDA Margin was 60.2% for the year ended December 31, 2025, a decrease of 2.2% from 62.4% for the year ended December 31, 2024, primarily related to the relatively lower percentage of profit commission of revenue for the year ended December 31, 2025.
Adjusted Net Income and Adjusted Net Income Margin
We define Adjusted Net Income as tax-effected earnings before (i) amortization; (ii) amortization of debt issuance costs and commitment fees; (iii) net gain on equity securities; (iv) share in Syndicate loss / (income), (v) stock-based compensation, and (vi) Other (income)/ expense - net, which includes non-recurring costs in relation to professional fees with respect to corporate initiatives, dividend income, foreign exchange losses, equity based compensation, costs associated with this offering and certain exceptional or non-recurring items. The tax impact of these adjustments is also adjusted to calculate Adjusted Net Income. Adjusted Net Income Margin is calculated as Adjusted Net Income divided by total revenue.

The following table presents a reconciliation of Adjusted Net Income to Net Income, as well as our Adjusted Net Income Margin to Net Income Margin for the years ended December 31, 2025 and 2024.

	Year Ended December 31,
(in millions, except percentages)	2025	2024
Total revenue	$681.7	$619.1

Net Income	140.6	152.7
Amortization	69.3	69.3
Amortization of debt issuance costs and commitment fees(1)	5.4	38.2
Net gain on equity securities(2)	(12.4)	(62.3)
Share in Syndicate (income)/loss	(0.1)	0.4
Stock-based compensation	—	—
Other (income)/expense - net(3)	(1.9)	37.5
Impact of adjustments on income tax expense(4)	0.6	(5.8)
Adjusted Net Income	$201.5	$230.0
Net Income Margin(5)	20.6%	24.7%
Adjusted Net Income Margin(6)	29.6%	37.2%
__________________
(1)Interest expense, net includes Amortization of debt issuance costs and commitment fees (see Note 4 “Other Financial Data” of our audited consolidated financial statements contained elsewhere in this prospectus for further details).
(2)Net gain on equity securities is the gain on our investment in Pelagos Insurance Capital (see Note 5 “Equity Investments, at Fair Value” of our audited consolidated financial statements contained elsewhere in this prospectus for further details).
(3)For the year ended December 31, 2025 Other (income) / expense - net included: $9.7 million of non-recurring costs in relation to professional fees with respect to corporate initiatives; $6.8 million of dividend income from our equity holding in Pelagos Insurance Capital; and $4.8 million of foreign exchange gains. For the year ended December 31, 2024 Other (income) / expense - net included: $40.5 million non-recurring costs in relation to debt refinancing, establishing Syndicate 3123, advisor fees, and distribution costs; $4.6 million of dividend income from our equity holding in Pelagos Insurance Capital; and $1.6 million of foreign exchange losses.
(4)Impact of adjustments on income tax expense is based on the impact on our income tax charge of the adjustments made to Net Income.
(5)Net Income Margin is defined as Net Income divided by total revenue.
(6)Adjusted Net Income Margin is defined as Adjusted Net Income divided by total revenue.
Adjusted Earnings per Diluted Common Share
We define Adjusted Earnings per Diluted Common Share as Adjusted Net Income less Net Income attributable to non-controlling interests divided by diluted common shares outstanding. Adjusted Earnings per Diluted Common Share is a supplemental non-U.S. GAAP financial measure used by management because it allows management to more effectively evaluate our operating performance, efficiency, and liquidity (for further details on Earnings per Diluted Common Share see Note 13 “Earnings Per Share” of our audited consolidated financial statements contained elsewhere in this prospectus).

The following tables present a reconciliation of Adjusted Earnings per Diluted Common Share to Earnings Per Diluted Common Share, for the years ended December 31, 2025 and 2024.

	Year ended December 31, 2025
(in millions, except per share data)	Class A Common Share	Class B Common Share	Total
Earnings per Diluted Common Share	$0.13	$—	$0.13
Net Income available for common shareholders - allocated (in millions)	121.7	—	121.7
Adjustments to Net Income (in millions)(1)	60.9	—	60.9
Adjusted Net Income available for common shareholders - allocated (in millions)	182.6	—	182.6
Weighted average diluted common shares outstanding	961,491,983	3,607,187	965,099,170
Adjusted Earnings per Diluted Common Share	$0.19	$—	$0.19

	Year ended December 31, 2024
(in millions, except per share data)	Class A Common Share	Class B Common Share	Total
Earnings per Diluted Common Share	$(0.04)	$50.65	$0.15
Net Income available for common shareholders - allocated (in millions)	(41.6)	$182.7	$141.1
Adjustments to Net Income (in millions)(1)	77.3	—	77.3
Adjusted Net Income available for common shareholders - allocated (in millions)	35.7	182.7	218.4
Weighted average diluted common shares outstanding	961,491,983	3,607,187	965,099,170
Adjusted Earnings per Diluted Common Share	$0.04	$50.65	$0.23
__________________
(1)Adjustments to Net Income is equal to the total adjustments to Net Income as described in the footnotes to Adjusted Net Income and Adjusted Net Income Margin reconciliation.
Research and Development, Patents, and Licenses
See “Business—Intellectual Property.”
Liquidity, Capital Resources, and Financial Condition
General
Liquidity is a measure of a company’s ability to generate cash flows sufficient to meet the short-term and long-term cash requirements of its business operations. Our principal sources of liquidity are the cash generated from operating activities and the availability of funds under revolving credit facilities which as of December 31, 2025 provided capacity for up to $150 million in additional available cash that is subject to short-term requirements. We currently are, and after the consummation of this offering will be, a holding company and will have no material operations or assets other than our ownership of equity interests in our Operating Subsidiaries and Pine Walk entities. We will have no independent means of generating revenue or cash flow.
Our principal liquidity requirements are for operating expenses, debt service obligations (interest and scheduled principal repayments), capital expenditures (primarily capitalized software development and leased office furnishings) and working capital for growth. Our capital requirements were $8.9 million as of December 31, 2025 and $8.2 million as of December 31, 2024. Our capital requirements are determined by the regulators in certain of our jurisdictions in which we operate. These are the FCA for our operations in the United Kingdom and the Abu Dhabi Global Market Financial Services Regulatory Authority for operations in the U.A.E.

Our cash and cash equivalents and restricted short-term investments held by us are set out in the table below.

	As of December 31,
	2025	2024
Cash and cash equivalents	$127.3	$151.9
Restricted cash	2.9	11.9
Restricted short-term investments	20.7	7.4
Fiduciary cash and cash equivalents	406.5	346.3
Total	$557.4	$517.5
Cash and cash equivalents represents our own cash balances. This totaled $127.3 million at December 31, 2025, reflecting a decrease of $24.6 million from the $151.9 million held at December 31, 2024.
Our investments in Syndicates 3123 and 2126 are represented by our FAL made via an investment in London Bridge 2 PCC Limited. The FAL balance represents the capital we are required to hold to support our participation in the Syndicates and is disclosed as Restricted Cash and Restricted short-term investments for the FAL assets that are held as U.S. Treasury Bills. In total, our Restricted Cash and Restricted short-term investments was $23.6 million as of December 31, 2025 and $19.3 million as of December 31, 2024.
Fiduciary cash and cash equivalents represent premiums that we have collected from (re)insureds and which are payable to Capacity Providers. This totaled $406.5 million and $346.3 million as of December 31, 2025 and 2024, respectively, while total Fiduciary Assets were $3,306.2 million and $2,521.6 million as of December 31, 2025 and 2024 respectively. We also generate cash from investment returns on fiduciary cash balances and our own cash and cash equivalents. This totaled $20.8 million and $24.6 million in 2025 and 2024, respectively.
We believe that cash flows from operations and available credit facilities will be sufficient to meet the liquidity needs, including principal and interest payments on debt obligations, capital expenditures, and anticipated working capital requirements, for the next 12 months and beyond.
We expect to have sufficient financial resources to meet our business requirements in the next 12 months, including the ability to service our debt and contractual obligations and finance capital expenditures. Although cash from operations is expected to be sufficient to service these activities, we have the ability to borrow under our credit facilities to accommodate any timing differences in cash flows. Additionally, under current market conditions, we believe that we could access capital markets to obtain debt financing for longer-term funding, if needed. To the extent our current liquidity is insufficient to fund future activities, we may need to raise additional funds, such as refinancing or securing new secured or unsecured debt, common, and preferred equity, disposing of certain assets to fund our operations, and/or other public or private sources of capital. If we raise additional funds by issuing equity securities, the ownership of our existing shareholders will be diluted. The incurrence of additional debt financing would result in debt service obligations, and any future instruments governing such debt could provide for operating and financing covenants that could restrict our operations. We cannot assure you that we could obtain refinancing or additional financing on favorable terms or at all (see “Risk Factors—Risks Relating to Operations and Liquidity—Our subsidiaries may not be able to generate sufficient cash flow to service all of their indebtedness and we and our subsidiaries may be forced to take other actions to satisfy our obligations under such indebtedness, which may not be successful”).

Cash Flows
Our net cash and cash equivalents increased by $26.6 million in the year ended 2025 as compared to $213.1 million in the year ended 2024 as set out in the table below.

	Year Ended December 31
$ millions	2025	2024
Net cash provided by operating activities	$13.2	$109.9
Net cash (used for) investing activities	(5.2)	(7.4)
Net cash provided by financing activities	16.7	112.8
Effect of exchange rates on cash, cash equivalents	1.9	(2.2)
Net increase in cash and cash equivalents	$26.6	$213.1
Included in net cash provided by operating activities were $219.4 million of debt interest payments and $1.4 million of revolving credit facility commitment fee payments for the year ended December 31, 2025 as compared to $113.7 million of debt interest payments and $1.0 million of revolving credit facility commitment fee payments for the year ended December 31, 2024 and $18.8 million of net cash paid for income taxes for the year ended December 31, 2025 as compared to $8.5 million for the year ended December 31, 2024
Operating Activities
For the year ended December 31, 2025 net cash flow provided by operating activities was $13.2 million, a decrease of $96.7 million from $109.9 million for the year ended in December 31, 2024. The key drivers of this movement were the increased debt interest payments by $105.7 million, from $113.7 million for the year ended December 31, 2024 to $219.4 million for the year ended December 31, 2025. This increase was driven by a change in the amount and timing of interest payments following the debt refinancing that was completed in October 2024.
In addition, there has been an increase in the change in commissions and fees receivable from our Capacity Providers of $153.0 million for the year ended December 31, 2025 compared to $116.8 million for the year ended December 31, 2024. Net cash provided by operating activities has historically been impacted by an increase in the commissions and fees receivable balance, as placement commission cash collection has historically lagged the revenue recognized in accordance with our revenue recognition accounting policy. As 2023 was the first year that non-Pine Walk placement commissions were earned, we believe that we have not yet reached a normalized level of working capital. As we write more years of business in the future, we expect the impact of this on cash flow provided from operating activities to moderate.
Offsetting these movements has been a reduction in other current liabilities, primarily driven by a reduction of the prepayment of certain fixed commission in relation to the years ended December 31, 2023 and 2024 business of $26.3 million from $27.3 million in the year ended December 31, 2024 to $1.0 million in the year ended December 31, 2025 and a reduction of the debt interest payable of $32.3 million from $39.5 million in the year ended December 31, 2024 to $7.2 million in the year ended December 31, 2025.
Investing Activities
For the year ended December 31, 2025 net cash flow used for investing activities was $5.2 million, as compared to $7.4 million for the year ended December 31, 2024. There was a net purchase of short-term investments of $13.3 million in 2025 to fund FAL requirements supporting our participation in the Syndicates, compared to $7.4 million in 2024, and an increase of capital expenditure of $8.3 million to $18.7 million in 2025 from $10.4 million in 2024 for refurbishment of new offices as well as other fixed asset purchases and capitalized software development costs.
We received $26.8 million from the repurchase of shares in Pelagos Insurance Capital common shares we owned, by Pelagos Insurance Capital, in the year ended December 31, 2025, compared to $10.4 million in the year ended December 31, 2024.

Financing Activities
For the year ended December 31, 2025 cash provided from financing activities was $16.7 million compared to $112.8 million for the year ended December 31, 2024. This was driven by an increase in fiduciary liabilities of $60.2 million offset by the repayment of the long term loan obligations of $20.0 million. In addition there were dividends paid to non-controlling interests of certain Pine Walk entities of $14.5 million, and payments to acquire non-controlling interests from certain Pine Walk entities of $9.0 million.
For the year ended December 31, 2024 cash provided from financing activities was $112.8 million. During the year, we completed a refinancing of our Term Loan Facility, increasing it from $1,175.0 million to $2,000.0 million. After deducting issuance costs and settling the outstanding obligations, $816.3 million was received in net proceeds which provided the basis for an $833.7 million dividend that was paid to our shareholders in October and November 2024. In addition, fiduciary liabilities increased $148.9 million, $8.8 million of principal was repaid on the Term Loan Facility, while $9.9 million was paid as dividends to non-controlling interests on certain Pine Walk entities.
We monitor and review our and our Operating Subsidiaries’ contractual obligations and commitments on an ongoing basis.
We maintain our obligations and commitments at an appropriate level as determined by our internal risk appetite and the financial position and liquidity required by our regulators, sufficient to address such capital requirements during 2026 and in light of projected capital requirements for the period thereafter. The following is a summary of outstanding debt:

	Year Ended December 31
(in millions)	2025	2024
Debt repayable in less than one year	$20.0	$20.0
Debt repayable between 2-5 years	80.0	80.0
Debt repayable in more than 5 years	1,880.0	1,900.0
Total debt	$1,980.0	$2,000.0
The Term Loan Facility
On December 3, 2022, certain of our wholly-owned subsidiaries (the “Borrowers”) entered into that certain Credit Agreement (as amended by the First Amendment to the Credit Agreement (as defined below), the Second Amendment to the Credit Agreement (as defined below) and the Third Amendment to the Credit Agreement (as defined below) and as further amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”) with the various agents and lenders party thereto from time to time (which lenders included, among other entities, certain funds managed, advised or sub-advised by Blackstone). The Credit Agreement initially provided for (i) a $1,175.0 million term loan facility and (ii) a $91.6 million revolving credit facility.
On August 21, 2024, the Borrowers and certain of their subsidiaries entered into an Amended and Restated Credit and Guaranty Agreement (the “First Amendment to the Credit Agreement”) with the lenders named therein, which was effected on October 17, 2024. The First Amendment to the Credit Agreement amended the credit agreement dated December 3, 2022 (“the Original Credit Agreement”), with the key changes being: (i) increasing the principal amount of the Term Loan Facility to $2,000.0 million from $1,175.0 million; (ii) amending the interest charge from adjustable term SOFR plus a fixed rate margin of 6.0% to adjusted term SOFR plus a margin of 4.5% – 5.0%; (iii) amending its maturity date from January 3, 2030 to October 17, 2031; and (iv) increasing the revolving credit facility to $116.7 million.
On October 9, 2024, the Borrowers and certain of their subsidiaries entered into that certain Amendment No. 2 to the Credit Agreement (the “Second Amendment to the Credit Agreement”) with the various agents and lenders party thereto, which made certain technical modifications to the Credit Agreement.

On August 21, 2025, the Borrowers and certain of their subsidiaries entered into that certain Amendment No. 3 to the Credit Agreement (the “Third Amendment to the Credit Agreement”) with the various agents and lenders party thereto, which, among other things, provided for an incremental $33.3 million revolving credit facility, which facility was made in the form of an increase to the revolving credit facility such that the aggregate amount of the commitments under the revolving credit facility after giving effect to the Third Amendment to the Credit Agreement equaled $150.0 million.
The total amount outstanding on our Term Loan Facility as of December 31, 2025 was $1,963.8 million net of unamortized debt issuance costs which is a decrease of $16.0 million from $1,979.8 million as of December 31, 2024. The debt has a seven-year term and matures on October 17, 2031.
During the year ended December 31, 2025, we repaid $20.0 million of principal related to the First Amendment to the Credit Agreement through the quarterly rescheduled principal payments and paid $219.4 million of interest thereon including interest paid on the undrawn Revolving Credit Facility.
The interest rate applicable to the Term Loan Facility is, at the option of one of the Borrowers, either (i) the base rate, subject to a floor of 1.75% per annum, plus an applicable margin (which ranges from 3.50% to 4.50%) or (ii) a rate based off of SOFR, subject to a floor of 0.75% per annum, plus an applicable margin (which ranges from 4.50% to 5.50%). The Term Loan Facility matures on October 17, 2031.
In the year ended December 31, 2024, we repaid $8.8 million of principal related to the Original Credit Agreement and paid $113.7 million of interest. There were no payments of interest nor repayments of loan principal under the First Amendment to the Credit Agreement in 2024.
Revolving Credit Facility
On August 21, 2025, we agreed to increase our Revolving Credit Facility to $150.0 million from $116.7 million that had previously been established under the First Amendment to the Credit Agreement. As of December 31, 2025, we had not drawn down any of the commitments under the Revolving Credit Facility. We pay a Commitment Fee of 1.05% on the undrawn portion of our Revolving Credit Facility and in 2025 paid $1.4 million for undrawn fees in relation to the Revolving Credit Facility compared to $1.0 million in 2024. Borrowings under the Term Loan Facility and the Revolving Credit Facility are secured by a first lien over substantially all the assets of existing and future operating subsidiaries.
The interest rate applicable to the Revolving Credit Facility is, at the option of one of the Borrowers, either (i) the base rate, subject to a floor of 1.75% per annum, plus 2.50% or (ii) a rate based off of SOFR, subject to a floor of 0.75% per annum, plus 3.50%. We pay a commitment fee of 1.05% on the undrawn portion of the Revolving Credit Facility, which undrawn fees amounted to $1.0 million for the year ended December 31, 2024 and $1.4 million for the year ended December 31, 2025. The Revolving Credit Facility matures on October 17, 2029.
As of December 31, 2025, we were in compliance with all covenants under the Credit Agreement.
Letters of Credit (“LOCs”)
In connection with our participation in the Syndicates, TFP, via an orphan-owned Lloyd’s corporate member, Nameco 1403 Limited, has entered into an agreement with Barclays Bank Plc to provide a secured LOC to cover up to 40% of TFP’s FAL requirement which is pledged for the benefit of the Society and Council of Lloyd’s. The initial LOC facility was established for £6.0 million on February 24, 2025 and was subsequently increased in 2025 to support TFP’s increased FAL requirement. As of December 31, 2025, the committed LOC facility was £13.25 million which expires on December 31, 2029. The LOC facility was not called during 2025 and remains undrawn. The LOCs are unfunded and consequently are not disclosed on the Company’s consolidated balance sheet.
Lease Commitments
We have certain obligations related to operating leases for our offices. As of December 31, 2025, we had $8.4 million in non-cancelable operating lease obligations for the next 12 months. For the periods following the next 12 months, we have an additional $41.4 million in non-cancelable operating lease obligations (see Note 10 “Lease

Commitments” of our audited consolidated financial statements included elsewhere in this prospectus for additional information).
Quantitative and Qualitative Disclosures about Market Risk
Market risk is the potential loss arising from adverse changes in market rates and prices, such as premium amounts, interest rates, foreign exchange rates, and equity prices. We are exposed to market risk through our investments, changes to (re)insurance premium rates, foreign exchange rates, and borrowings.
We are exposed to foreign exchange risk as we underwrite business on a global basis and therefore receive commission in a number of currencies. We are also exposed to foreign exchange risk from expenses payable in British pounds sterling and euro for our United Kingdom and Ireland offices. We manage the impact of our foreign exchange exposure to changes in the British pounds sterling to U.S. Dollar rate through entering into foreign exchange forwards (see Note 16 “Derivatives and Hedging” of our audited consolidated financial statements contained elsewhere in this prospectus for further details).
Our investments predominantly consist of cash and cash equivalents and our equity investment in Pelagos Insurance Capital. Our equity investment in Pelagos Insurance Capital is measured at fair value, based on the quoted market price. The fair value as of December 31, 2025 was $186.8 million (December 31, 2024: $200.0 million). Movements in the fair value of Pelagos Insurance Capital will impact our Net Income with a 10% increase or decrease in the fair value impacting our Net Income by $18.6 million. The fair values of cash and cash equivalents as of December 31, 2025 and 2024 approximated their respective carrying values due to their short-term duration and therefore, such market risk is not considered to be material. Changes in interest rates will impact Fiduciary Interest Income and Interest Income but will be offset by the impact of changes in the interest payable on borrowings.
As of December 31, 2025, under the First Amendment to the Credit Agreement, we had $1,980.0 million of borrowings outstanding under our Term Loan and no outstanding balance on our revolving credit facility. As of December 31, 2024, we had $2,000.0 million of principal balance outstanding under our Term Loan and no outstanding balance on our revolving credit facility. These borrowings accrue interest tied to SOFR and therefore interest expense under these borrowings is subject to change. We have entered into interest rate hedges that partially mitigate, along with our cash and cash equivalents, the impact of changes in the SOFR rate. An immediate hypothetical 1% change in interest rates on our borrowings, net of interest rate hedges and cash as of December 31, 2025, would have a $4.5 million annual effect on our consolidated Net Income.
Off-Balance Sheet Arrangements
Other than the LOCs that have been established to support our participation in the Syndicates (as set out in more detail above), we do not invest in any off-balance sheet vehicles that provide liquidity, capital resources, market or credit risk support, or engage in any activities that expose us to any liability that is not reflected in our audited consolidated financial statements.
Critical Accounting Policies, Estimates and Recent Accounting Pronouncements
Critical Accounting Estimates
The preparation of our consolidated financial statements in accordance with U.S. GAAP requires us to make estimates and judgments that affect the reported amounts of our assets, revenues, liabilities, and expenses. On an ongoing basis we evaluate our estimates including those related to revenue recognition, profit commission, amortization of intangible assets and our principles of consolidation. We base our assumptions on historical experience where available and on other relevant facts and circumstances. We believe that the Summary of Significant Accounting Principles and Practices describes the critical estimates used in the preparation of our audited consolidated financial statements (see Note 2 “Summary of Significant Accounting Principles and Practices” of our audited consolidated financial statements contained elsewhere in this prospectus).

Actual results may differ from these estimates and we consider an accounting estimate to be critical if it involves a significant level of estimation uncertainty and if different estimates or assumptions could reasonably have a material impact on our financial results. The following are the critical accounting policies and estimates that we believe are most important to understanding our financial statements.
Revenue Recognition
We generate revenue from providing insurance services to our clients and incur costs in providing these services primarily through employee compensation, property costs and other costs associated with the tools, systems and applications that are required to deliver these services. While most of our efforts and costs are incurred providing pre-placement services for underwriting origination, pricing, and negotiation, some services and costs are required to support the post placement obligations including claims handling, credit control, and policy administration. Accordingly, we defer some of our revenue to be recognized over the period that these post-placement activities are performed.
Placement commission is recognized when a policy is bound and issued, and the estimation thereof includes certain estimates for the timing of underlying attachments for certain types of insurance and reinsurance contracts such as business written through quota share reinsurance contracts or aggregate lineslips. Additionally, certain insurance policies contain cancellation clauses. For these contracts, placement commission estimates are recognized after taking into consideration future cancellations based upon our historical experience. Premium estimates (and accordingly placement commission) are reviewed regularly, comparing actual reported premiums to expected ultimate premiums along with a review of the collectability of premiums receivable.
Profit commission arising from the placement of (re)insurance contracts are recognized when the right to such profit commission is established through a contract, but only to the extent that a reliable estimate of the amount due can be made and it is considered highly probable that a significant reversal will not occur.
Profit commission in respect of certain contracts is based on the amounts agreed with our Capacity Providers, without clawback provisions, so they can be considered certain at the date of recognition. For profit commission in respect of certain other contracts, these are measured at the expected amount receivable, taking into account premium volumes, claims experience and future uncertainty, including expected loss ratios, in assessing the profitability of underlying insurance policies placed.
Key assumptions used in estimating profit commission, for contracts where the amounts receivable are not yet agreed with our Capacity Providers, include expected ultimate loss ratios, variability in claims development and reserve run‑off patterns, and differences in profitability across portfolios, classes of business and individual lines. These assumptions incorporate historical experience and current underwriting and claims trends, and reflect the inherent uncertainty associated with both short‑tail and long‑tail exposures.
Estimates of profit commission are updated as new information becomes available. Changes in estimates are primarily driven by developments in underlying claims reserves, including quarterly reserve adjustments, changes in loss emergence patterns, and updates to premium and exposure information. Any resulting adjustments to profit commission are recognized in the Consolidated Statement of Income in the period of change.
Profit commission is inherently subject to uncertainty, and actual outcomes may differ from estimates. Factors that could result in reductions to recognized profit commission include adverse market conditions (including inflationary pressures), adverse underwriting performance by Capacity Providers, catastrophe losses, mass tort litigation, and adverse prior-year claims development.
Given the contingent nature of these arrangements, recognition is constrained until sufficient certainty exists regarding the level of profitability achieved in the underlying insurance policies. Uncertainty is resolved over the contractual term as actual premium and claims experience emerges.
Our performance obligations are generally satisfied at a point in time when policies are bound and issued, or over time as post-placement services are performed, depending on the nature of the underlying arrangement. Payment terms with Capacity Providers vary by contract but are generally aligned with the receipt of underlying premiums and, in the case of profit commissions, are generally outlined in the contract. Accordingly, there may be a significant timing difference between the recognition of revenue and the receipt of cash.
As a result of this timing difference, we record commission and fee receivables where revenue has been recognized but cash has not yet been received. These receivables are primarily driven by estimated ultimate premiums and profit commission balances, which are subject to adjustment as underlying policy performance develops. The balance of commission and fee receivables therefore reflects both recognized but uncollected placement commissions and accrued profit commission based on estimated profitability, and is inherently subject to estimation uncertainty and variability in the timing of cash settlement.
Goodwill
Following completion of the Bifurcation Transaction in January 2023, as of December 31, 2025, we recognized goodwill of $1,019.0 million, compared to $1,018.5 million as of December 31, 2024.
Goodwill is not amortized, but instead tested for impairment at least annually. Judgment and estimation is required in this annual impairment assessment, whereby we initially perform a qualitative analysis to determine if it is more likely than not that the goodwill balance is impaired. If it is determined that it is more likely than not that the value of the reporting unit (goodwill is allocated to applicable reporting units) exceeds its carrying amount, then we will perform a quantitative analysis.
If the fair value of a reporting unit is determined to be greater than the carrying value of the reporting unit, goodwill is deemed not to be impaired and no further testing is necessary.
If the fair value of a reporting unit is determined to be less than the carrying value, a goodwill impairment loss is recognized for the amount that the carrying amount of a reporting unit, including goodwill, exceeds its fair value limited to the total amount of the goodwill allocated to the reporting unit.
Recent Accounting Pronouncements
During the year, we adopted applicable accounting standards, including ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The adoption of this standard did not have a material impact on the Consolidated Financial Statements but resulted in enhanced income tax disclosure requirements, as applicable.
On November 4, 2024, the FASB issued ASC 2024-03 (“Disaggregation of Income Statement Expenses”), which requires disaggregated disclosure of income statement expenses. The ASC does not change the expense captions an entity presents on the face of the income statement or the recognition and measurement principles of other GAAP standards; rather, it requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. All other issued, but not yet effective, guidance has been deemed not applicable or not significant to the consolidated financial statements.
Emerging Growth Company
We currently qualify as an EGC under the JOBS Act. Accordingly, we are provided the option to adopt new or revised accounting guidance either (i) within the same periods as those otherwise applicable to non-emerging growth companies or (ii) within the same time periods as private companies. We are electing to use the extended transition periods available under the JOBS Act for complying with new or revised accounting standards and, as a result, we will not be required to adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.
We will remain an EGC until the earliest to occur of: (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.235 billion; (ii) the last day of the fiscal year following the fifth anniversary of the date of this offering; (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iv) the date on which we have issued more than $1 billion in non-convertible debt securities during any three-year period (see Note 2

“Summary of Significant Accounting Principles and Practices” of our audited consolidated financial statements contained elsewhere in this prospectus for further details).

BUSINESS
Our Mission
Our mission is to continue to be the long-term partner of choice for (re)insureds, Capacity Providers and brokers, by providing high-conviction lead underwriting expertise, creative solutions and efficient risk allocation.
Who We Are
We are the world’s largest independent MGA, allocating risk to third-party Capacity Providers. We are high-growth and highly diversified. Our model is differentiated - we underwrite a wide range of complex global specialty (re)insurance risks for a diverse set of highly-rated, primarily long-term Capacity Providers. We also provide portfolio and capital optimization, exposure management, outwards reinsurance structuring and purchasing, and claims handling services. We are paid placement and profit commissions for our services.
We operate two complementary underwriting and origination segments, Fidelis Underwriting and Pine Walk, which originate specialty (re)insurance risks and underwrite across over 150 complex lines of business in our Specialty, Bespoke, and Reinsurance pillars. Our diversity contrasts with many traditional MGAs that are often monoline in nature, operating across a restricted set of geographies that leaves them exposed to significant movements in individual markets. Our team has a long-standing track record of underwriting outperformance and our expertise extends across Property D&F, crisis management, marine, energy, aviation, space, credit, political risk, and reinsurance lines of business, among others.
Seeking to act as a Lead Underwriter on the risks we originate, we believe we can provide additional value on placements by providing large line sizes across multiple lines of business, with deep (re)insured and broker relationships and diverse, primarily long-term capacity. Seeking to act as a Lead Underwriter on the risks we originate helps us to achieve better pricing, terms and conditions. We originate our business principally through wholesale brokers with whom we have long-standing and deep relationships, as well as through retail brokers, local brokers and direct (re)insured relationships.
We use proprietary data and technology alongside underwriting judgment to help maximize returns for our Capacity Providers, with 67% of Bound Premium representing long-term capital for the year ended December 31, 2025 (which reflects multi-year capacity arrangements with Pelagos Insurance Capital and Syndicate 3123 in 2025, and from January 1, 2026, includes Syndicate 2126). We allocate premiums utilizing our rules-based systems and believe our proprietary technology stack empowers our underwriters and positions us to scale efficiently while maintaining disciplined underwriting performance for our Capacity Providers.
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(1)As of December 31, 2025.

We believe that our business model has structural advantages due to the scalability of our global origination capabilities, centralized underwriting, position as a Lead Underwriter on risks, proprietary technology stack, and risk allocation process. We underwrite global risks on behalf of multiple highly-rated, long-term Capacity Providers. Our ability to attract new Capacity Providers allows us to allocate additional capital to insurance risks we already underwrite where their appetite overlaps with that of our existing Capacity Providers. We believe that our ability to attract new Capacity Providers supports efficient growth at limited incremental cost, drives meaningful operating leverage, and reduces our reliance on originating new insurance risks. We believe our ability to attract and retain long‑term Capacity Providers reflects market confidence in the 40‑year track record of underwriting outperformance of businesses and underwriting teams under the leadership of our founder, Chairman, and Group CEO, Richard Brindle. Additionally, we believe our fee-based business model will support profitable growth across market cycles, as demonstrated by our growth and margin profile (see “Summary Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview and History”).
Financial Summary
The majority (86%) of our revenue for the year ended December 31, 2025 was derived from placement commission, which is primarily calculated as a percentage of Bound Premium. This placement commission is derived from the origination and underwriting of (re)insurance risks on behalf of our Capacity Providers, as well as for additional services we provide to certain Capacity Providers, such as portfolio and capital optimization, exposure management, outwards reinsurance structuring, and purchasing, and claims handling services. Placement commission is recognized when a policy is bound and issued and includes estimates of underlying attachments for certain types of insurance and reinsurance contracts such as business written through quota share reinsurance contracts or aggregate lineslips. Additionally, certain insurance policies contain cancellation clauses. For these contracts, placement commission estimates are recognized after taking into consideration future cancellations based on our historical experience.
12% of our revenue for the year ended December 31, 2025 was derived from profit commission calculated based on a share of the profitability of eligible (re)insurance business that we underwrite on behalf of Capacity Providers, supporting alignment. We categorize our profit commission as either portfolio profit commission or line of business profit commission. Portfolio profit commission includes profit commission recognized from Pelagos Insurance Capital, Syndicates 3123 and 2126, and the Travelers Quota Share Agreement (payable to us indirectly via the Framework Agreement). Line of business profit commission includes profit commission recognized from the underwriting results of single line of business contracts and our Pine Walk entities.
2% of our revenue for the year ended December 31, 2025 was derived from fiduciary interest income earned on our growing insurance premiums that are held in a fiduciary capacity until disbursement to Capacity Providers.
For the year ended December 31, 2025, we recorded revenue growth of 10%, all of which was organic, a Net Income Margin of 21% and an Adjusted EBITDA Margin of 60%. For the years ended December 31, 2025, 2024 and 2023 respectively, we generated:
•Written Premium of $5,387 million, $4,663 million and $3,712 million for our Capacity Providers. Since the founding of our predecessor company, Fidelis Insurance, we have significantly grown Written Premium through market cycles, achieving a CAGR of 49% between 2015 and 2025;
•Bound Premium of $4,937 million, $4,467 million and $3,340 million for our Capacity Providers;
•Total revenue of $682 million (comprising $512 million relating to the Fidelis Underwriting segment and $169 million relating to the Pine Walk segment) , $619 million ($490 million relating to Fidelis Underwriting and $130 million relating to Pine Walk) and $471 million ($355 million relating to Fidelis Underwriting and $116 million relating to Pine Walk). This represents Organic Revenue Growth of 31% for the year ended December 31, 2024 and 10% for the year ended December 31, 2025;

•Net Income of $141 million and $153 million, and a net loss of $(12) million, and Adjusted Net Income of $202 million, $230 million and $167 million, with a Net Income Margin of 21%, 25% and (3)%, and Adjusted Net Income Margin of 30%, 37% and 35%; and
•Adjusted EBITDA of $411 million, $386 million and $287 million, at an Adjusted EBITDA Margin of 60%, 62% and 61%.
Key Financial Summary:
The charts below compares certain of our KPIs and non-U.S. GAAP financial measures for the years ended December 31, 2023, 2024 and 2025, respectively (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Non-U.S. GAAP Financial Measures” for a more detailed discussion and reconciliation of our non-U.S. GAAP financial measures).
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(1)Organic Revenue is the same as revenue throughout the historical period.

Placement Commission
($ millions)

2023–2025 Placement Commission CAGR: 21%

As % of Total Revenue
85%
87%
86%
398
536
584
2023
2024
2025

Profit Commission
($ millions)

2023–2025 Profit Commission CAGR: 11%

As % of Total Revenue
14%
10%
12%
Line of Business Profit Commission
Portfolio Profit Commission
66
7
59
64
32
33
81
55
26
2023
2024
2025

Fiduciary Interest Income
($ millions)

2023–2025 Fiduciary Interest Income CAGR: 61%

As % of Total Revenue
1%
3%
2%
6
18
17
2023
2024
2025

Net Cash Flows from Operating Activities and Capital Expenditure
Net cash provided by operating activities was $13.2 million, $109.9 million and $(36.4) million for the years ended December 31, 2025, 2024 and 2023, respectively. This included $220.8 million, $114.7 million and $110.1 million of debt interest and revolving credit facility commitment fee payments, respectively.
Net cash provided by operating activities has historically been impacted by an increase in the commissions and fees receivables balance, as placement commission cash collection has lagged the revenue recognized in accordance with our revenue recognition accounting policy. As 2023 was the first year that non-Pine Walk placement commission was earned, we believe that we have not yet reached a normalized level of working capital. As we write more years of business in the future, we expect the impact of this on operating cash flows to moderate.
Included in net cash used for investing activities was $18.7 million, $10.4 million and $25.2 million of capital expenditure for the years ended December 31, 2025, 2024 and 2023, respectively.
Our Business
Our History
Our predecessor company, Fidelis Insurance, was founded in 2014 by Mr. Brindle as a specialty (re)insurance business and commenced underwriting in 2015. Mr. Brindle served as Chairman and CEO of Fidelis Insurance from founding until January 2023.
TFP was established as a standalone business in January 2023, following the completion of a transaction that saw Fidelis Insurance bifurcated into (i) a high-growth, highly diversified MGA and risk allocator, TFP; and (ii) a specialty (re)insurance company, Pelagos Insurance Capital (formerly known as Fidelis Insurance Group) (the “Bifurcation Transaction”) (see “—Our Business—Our Capacity Providers” for a discussion of Pelagos Insurance Capital). At our establishment, Mr. Brindle became our Chairman and Group CEO.
Following the Bifurcation Transaction, we have operated as a scaled, highly diversified MGA that allocates risk to third-party Capacity Providers, significantly growing Written Premium, revenue, Net Income and Adjusted EBITDA. Alongside this, we have successfully diversified to add lines of business and new highly-rated Capacity Providers. At the date of this prospectus, our Capacity Providers include Pelagos Insurance Capital, two Lloyd’s Syndicates, over 60 reinsurance partners and more than 15 consortia and insurance partners. We believe our growth has been supported by our success in hiring many recognized industry-leading underwriters into both our Fidelis Underwriting and Pine Walk segments.

The TFP Underwriting Segments
We operate two complementary underwriting segments, Fidelis Underwriting and Pine Walk. Together, our underwriting segments enable us to originate, underwrite, and scale a diversified range of complex (re)insurance risks on behalf of Capacity Providers. Fidelis Underwriting is our larger underwriting segment, which is focused on originating and allocating complex risks through our centralized and proprietary underwriting process. Pine Walk is our ‘plug and play’ MGA platform focused on helping underwriting teams create, build, and run successful businesses focused on specific products. The two segments are distinct but complementary underwriting propositions that we believe attract underwriting talent by offering access to a diverse set of highly-rated, primarily long-term Capacity Providers, business origination, centralized proprietary technology systems, long-term industry relationships, technical expertise, cross-selling opportunities, and business support infrastructure.
Our two underwriting segments come together formally once per week at TFPP meetings, which are attended by our senior management, including our executive management team, Fidelis Underwriting line of business heads and Pine Walk entity CEOs, where the main focus is on cross-selling, sharing of knowledge and market insights, and collaboration. In keeping with our culture, TFPP has a focused, results-based ethos.
Fidelis Underwriting
Fidelis Underwriting is our larger underwriting segment that accounted for $4.2 billion of Written Premium (representing 77% of Written Premium) and $512 million of revenue (representing 75% of our revenue) in the year ended December 31, 2025. Fidelis Underwriting underwrites a diversified portfolio of global Specialty, Bespoke, and Reinsurance pillar risks, with a particularly scaled presence across aviation, construction, crisis management, credit, political risk, marine, and property. For the year ended December 31, 2025, we were a Lead Underwriter on 96% of Written Premium attributable to the Fidelis Underwriting segment, which we believe increases our relevance to (re)insureds and brokers, improving our ability to select risks and achieve differential pricing, terms, and conditions on the risks that we write when compared to the market. We believe these economic benefits contribute to our track record of underwriting outperformance for Capacity Providers.
We believe our differentiated underwriting process is scalable. Risks are carefully analyzed at submission, progressing through a mix of line-of-business specific meetings and management reviews before proceeding to our centralized UMCC peer review process. Our disciplined, rigorous pre-UMCC procedures use proprietary pricing, analytics, and risk aggregation tools to make fast, informed judgments as to whether a risk is appropriate to take to UMCC for peer review. We are highly selective and, in 2025, over half of the approximately 18,000 requests for quotes received by Fidelis Underwriting were rejected in pre-UMCC procedures, with approximately 5,300 bound in our local offices.
We believe the UMCC process enables high-quality and consistent underwriting. It brings together deep expertise and insights from across the business, helps to drive cross-selling, and allows us to refine our assumptions pre-bind while the business is still being written. It takes place at least twice every working day and brings together our underwriting, actuarial, sustainability, claims, wordings, and senior management teams across our London,

Bermuda, Dublin, and Abu Dhabi offices. It facilitates a structured review of each submission using scorecards that focus on key underwriting metrics such as the priced expected loss ratio, market differentials (which show a measure of our pricing, terms and conditions compared to the market), an estimate of the Renewal Price Index, Capacity Provider capital consumption metrics, and the risk’s allocation between different Capacity Providers. Our rigorous and disciplined underwriting process utilizes our own pricing models and aggregation tools supported by proprietary technology platforms (see “—Use of Technology” below).
We have been able to significantly grow our Fidelis Underwriting Written Premium from $2.9 billion in the year ended December 31, 2023 to $4.2 billion in the year ended December 31, 2025 without needing to increase either the length or number of UMCC meetings. We have achieved this by adding incremental Capacity Providers on existing risks and by utilizing technology to increase the efficiency of the underwriting process and support scalable growth.
Pine Walk
Pine Walk is our ‘plug and play’ MGA platform that helps underwriting teams create, build and run successful businesses. Pine Walk accounted for $1.2 billion (23%) of Written Premium and $169 million (25%) of revenue in the year ended December 31, 2025.
Founded in 2017, Pine Walk is designed to support established, entrepreneurial individuals and teams seeking to launch specialized and leading underwriting businesses. Pine Walk operates through individual underwriting entities, each of which typically specializes in a defined line of business or niche market. For example, Navium, which is the largest Pine Walk entity, is a marine-focused specialty MGA that commenced operations in 2021. Other mature Pine Walk entities include Radius, Pernix and OPEnergy, which write across specialty treaty reinsurance, credit and political risk, and energy liability, respectively. Five Pine Walk entities commenced operations in 2025, including Sevanta and Corsiam which write casualty and accident & health, respectively. In 2026, as of the date of this prospectus, two additional entities have commenced operations, bringing the total number of entities commencing operations over the last 24 months to 10. Three of these 10 are focused on high-growth markets: Seraphina (international property), Imala Re (Latin American & Caribbean treaty reinsurance) and Arenite (surety and structured credit).
We establish new legal entities for each team, in which we have a controlling interest and the entity’s management team typically owns a minority equity stake. We retain the ability to increase our equity stake in each entity over time via call options and actively consider succession planning from the outset.

We believe Pine Walk is a differentiated and capital-efficient growth engine that attracts leading underwriting talent in specialist lines of business, who have their own deep relationships with brokers, (re)insureds, and Capacity Providers. Operating on the Pine Walk platform provides underwriters with access to TFP’s long-term, highly-rated Capacity Providers, global broker relationships, proprietary technology, comprehensive operating and support infrastructure, and a working capital loan that averages approximately $2 million per new entity and is typically repaid over approximately four years. We provide intragroup services to Pine Walk entities, including finance, operations, actuarial, human resources, information technology, legal, compliance, and facilities-related services, in exchange for fees that vary depending on the size and complexity of the entity. Pine Walk allows teams to focus on origination and underwriting from inception, with the opportunity to benefit from structured long-term incentives through our call options over the Pine Walk entities’ shares, which are exercised at our discretion. We believe this combination of centralized services provided by TFP, access to capital, proprietary technology, and aligned incentives provides Pine Walk entities with a structurally advantaged platform to scale efficiently. We believe that Pine Walk’s advantages have resulted in Pine Walk underwriting teams growing quicker and more predictably than they would on a standalone basis.
We believe the Pine Walk entities provide a compelling and repeatable avenue for organic growth. Specific examples that demonstrate the scalability and profitability of the Pine Walk segment include: (i) Navium, a marine-focused MGA that commenced operations in 2021, is supported by a team of approximately 30 professionals and generated $459 million of Written Premium for the year ended December 31, 2025, achieving a 5.6x average outperformance against its original business plan; (ii) OPEnergy, an energy liability MGA that commenced operations in 2021 and generated $61 million of Written Premium for the year ended December 31, 2025, achieving a 5.8x average outperformance against its original business plan (excluding its first year); and (iii) Pernix, a political risk and non-payment insurance focused MGA that commenced operations in 2022 and generated $245 million of Written Premium for the year ended December 31, 2025, achieving a 7.7x average outperformance against its original business plan. We believe these examples demonstrate TFP’s ability to identify, attract and help leading entrepreneurial underwriters scale MGAs profitably across distinct markets.
We maintain day-to-day governance oversight of Pine Walk entities post-launch, actively tracking their performance through daily interactions on submissions and opportunities, weekly TFPP meetings with a focus on cross-selling and origination, ongoing monthly monitoring, and detailed annual reviews. All risks written via the Pine Walk platform (except for Pine Walk entities writing niche business that do not have material aggregation risk with the wider TFP portfolio) are ultimately consolidated into FireAnt. The consolidation of risks written via the Pine Walk platform into FireAnt enables us to provide centralized ongoing exposure and portfolio management services to Capacity Providers across both Pine Walk and Fidelis Underwriting.
Our active pipeline of underwriters is monitored on a weekly basis, and included approximately 180 opportunities as of April 30, 2026. Opportunities are sourced by referrals from existing TFP employees, in-bound inquiries from underwriters, and introductions from brokers, recruiters and other partners. We have a rigorous review process for new entities covering the prospective underwriting team’s track record, the market opportunity, alignment with Capacity Providers’ risk appetites, and the fit within our existing lines of business across both of our segments. We believe our process allows us to identify established, entrepreneurial individuals with product and geographic specialisms, in some cases launching new entities in under six weeks from our initial meeting with prospective underwriter(s) (for example, our Pernix entity). We believe that there are a number of structural industry factors that will support the availability of high-quality new talent for the Pine Walk segment in the future, including industry consolidation.

A list of our current Pine Walk entities and their primary areas of focus is included below:

Entity	Commenced Operations	TFP Controlling Interest	Focus Area(s)
RADIUS	2017	84%(1)	• Specialty treaty reinsurance
OAKSIDE	2017	40%	• Surety bonds
TIOMANTA	2018	100%	• Upstream & midstream energy
PERIGON	2019	82.5%(1)	• Product recall
NAVIUM	2021	78.7%	• Marine
OPENERGY	2021	75%	• Energy
PERNIX	2022	75%	• Credit and political risk
ITASCA	2023	60%(2)	• Commercial aviation financing
NOVAGEN	2024	97.9%	• Renewable energy
SERAPHINA	2024	75%	• International property
SILVERFLAME RE	2024	70%	• Marine, energy and composite, and credit and surety treaty
SEVANTA	2025	70%	• International casualty
ARENITE	2025	75%(2)	• Surety and structured credit
IMALA RE	2025	75%(2)	• LatAm & Caribbean treaty reinsurance
CORSIAM	2025	75%(2)	• Accident & health
CARNOVIS	2025	72.5%(2)	• Alternative risk transfer
MEZURA CAPITAL	2026	75%(2)	• Structured and captive reinsurance
ADROIT	2026	75%(2)	• SME casualty reinsurance

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(1) Based on voting and economic interests associated with the shares in issue.
(2) Calculated on a fully diluted basis, taking into account a minority percentage of shares reserved for future issuance to employees.
Approach to Origination of Business
We focus on complex, commercial lines of (re)insurance, where the majority of business is conducted through brokers. Our origination network includes wholesale, retail, and local brokers, as well as direct relationships with (re)insureds. We have a dedicated team that utilizes its strong relationships at board, regional management and department-head levels across the world’s largest brokers, who represent our primary source of origination. Broker relationships across our business have been forged over decades of trading. These relationships are managed through a centralized and systematic approach that emphasizes underwriting leadership, meaningful line size deployment, and certainty of execution. Brokers frequently engage us to act as a Lead Underwriter on placements for complex (re)insurance risks where underwriting expertise, speed of decision-making, access to our diversified capacity, and the need to create a following market are critical.
Our broker relationships are supported by regular engagement at multiple organizational levels, including structured, data-driven quarterly strategic meetings with senior broker management. These discussions cover updates on new products, new Pine Walk entities, and relevant developments at the brokers, such as strategic initiatives, new products and office openings, as well as the renewal and new-business pipelines for each line of business. We share our premium targets, supported by detailed account‑level plans, allowing us to be open about our origination and underwriting appetite across lines of business and geographies. In keeping with our culture, these engagements are focused on results and targeted outcomes. The UMCC process reinforces this engagement model by providing real-time visibility over live opportunities across lines of business, enabling our teams to engage with brokers in a coordinated, consistent and firm-wide manner.

We have made a sustained effort to deepen our presence in certain high-growth insurance markets that we believe offer both structural growth and diversification. Our growth has been driven by an extensive, targeted program of travel across Latin America, the Middle East, and Asia, as well as by selectively opening new hubs in Abu Dhabi and Miami, which is a conduit for Latin American business. Recognizing that not all business comes through London and Bermuda, we are also actively engaging with local brokers to increase our access to (re)insurance business emanating from these regions. We have also onboarded three underwriting teams focused on high-growth markets within our Pine Walk segment: Seraphina (international property), Imala Re (Latin American & Caribbean treaty reinsurance) and Arenite (surety and structured credit). While risks may originate locally, underwriting decision-making, portfolio construction and capital allocation remain centralized within our global platforms, preserving underwriting discipline and consistency as our geographic footprint expands (see “—Our Market Opportunity—Global P&C Market” for a discussion of high-growth markets).
In parallel, we believe we have deep relationships with (re)insureds, enabling us to originate opportunities to write business directly with the (re)insured and/or via retail brokers. For the year ended December 31, 2025, 10% of Written Premium was generated from direct relationships with (re)insureds, primarily in our Bespoke pillar through credit policies issued to large financial institutions. Relationships with our (re)insureds are valuable, providing us with access to differentiated underwriting opportunities that are often constructed directly with the (re)insured and therefore not available to most competitors. By working directly with (re)insureds on the lines of business to better understand their needs, we forge deep relationships, produce creative solutions, and tailor policies to improve the suitability of their coverage accordingly.
We believe our highly integrated proposition is difficult to replicate given the collective strength of our centralized underwriting processes, proprietary technology, diverse and primarily long-term Capacity Providers, ability to deploy meaningful line sizes, and access to multiple sources of highly-rated insurance ‘paper’ (including both Lloyd’s and non-Lloyd’s), which together differentiate our central market position from those of traditional wholesale intermediaries.
Underwriting Approach and Products
The underwriting track record of our teams has been built over decades across cycles, lines of business, and geographies. Our underwriting approach is built on focused, process-driven, and disciplined risk selection that leverages robust analytics to implement our independent view of risk. We believe our approach allows us to identify opportunities that have the potential to deliver superior risk-adjusted returns for Capacity Providers. Our underwriting process includes close collaboration between our underwriting and actuarial teams, and is actively supported by our pricing, catastrophe modeling, wordings, finance, and sustainability teams. Our underwriting is enabled by data and insights from our proprietary data and technology systems in a robust, scalable, cross-line of business, and cross-departmental underwriting process.
Our underwriting framework incorporates an assessment of physical catastrophe risk (including risk related to flooding, wildfires and storms), climate-related loss drivers, technological risk exposure (including cyber and AI-related risks), aggregate exposure, and governance factors. These inputs, among others, inform pricing adjustments, attachment points, reinsurance purchasing and capital allocation decisions, supporting portfolio resilience and improved downside protection. We believe our market leadership position, scale, and diverse Capacity Providers enables us to shape pricing, terms, and conditions, maintain influence over claims execution and reinforce broker and (re)insured relationships, supporting consistency and relevance in the markets in which we underwrite. We believe that our underwriting approach produces better returns for Capacity Providers, in addition to better products for (re)insureds and brokers.
Our underwriting process integrates climate, governance, and other sustainability-linked risk factors directly into risk selection, pricing, and portfolio construction. These considerations are evaluated as a part of our centralized underwriting and review process, including through proprietary analytics, and are designed to support disciplined capital deployment, loss mitigation, and consistent underwriting performance across market cycles. Sustainability-related factors are therefore embedded within our core underwriting framework rather than treated as standalone initiatives.

Independent, Proprietary View of Risk
Our independent, proprietary view of risk informs our underwriting decisions and has supported our underwriting outperformance (see “—The TFP Advantage” for our underwriting track record). We utilize our deep data pool to incorporate our in-house view on loss adjustment expenses, cost inflation, and climate change, to develop our own view of risk. There are certain lines of business where we have limited appetite, such as cyber, traditional space business and downstream energy. Our actuarial and pricing teams support individual deals and provide insights into business performance, portfolio shaping and strategy, exposure management, and outwards reinsurance purchases. Pricing models are used throughout the business to support underwriting decision-making and go through at least annual reviews to ensure that they remain appropriate and they are re-calibrated where required.
We leverage a flexible underwriting approach to capture profitable market opportunities on behalf of Capacity Providers. For example, following elevated natural catastrophe activity in 2021, we actively repositioned our reinsurance portfolio to reduce exposure to higher‑volatility middle layers of reinsurance programs, shift capacity towards larger, better‑resourced counterparties, and refocus on higher‑quality risks. As part of this repositioning, we reduced the relative size of our Reinsurance pillar and increased our exposure to the growing Property D&F business where we believed pricing and other terms and conditions were more favorable. Our decisive actions allowed us to selectively re‑enter the market as pricing and terms adjusted, contributing to improved underwriting performance.
Product Innovation and Flexibility
We aim to be an underwriter of first resort for complex (re)insurance solutions and have a proven track record of product innovation. Innovative (re)insurance solutions developed with the (re)insured’s specific needs in mind help to deepen our relationships, improve products for (re)insureds, and improve our pricing power. We have been able to react quickly to bring new products to market, utilizing our underwriting expertise and direct relationships to design products and allocate risks to Capacity Providers. For example, during the recent Middle East conflicts, we were able to leverage real-time data tracking marine exposure in the vicinity of the Strait of Hormuz to assess risk and design products. In another example of product innovation, in November 2025 we moved quickly to build a diversified consortium of Capacity Providers targeting AI data center construction risks by leveraging our relationships with lead retail and wholesale brokers, data center investors, and Capacity Providers to establish over $270 million of capacity for data center construction risks.
We believe we have a dynamic approach to underwriting and risk management that allows us to capitalize on market opportunities, actively monitor exposures, and move quickly to increase capital allocated to attractive, price-dislocated opportunities. For example, starting in 2020 and continuing thereafter, we significantly expanded in the global Property D&F market following the retrenchment of capacity from U.S. insurers. We chose this as our preferred entry point into the market and moved with conviction to create a portfolio of global risks to benefit from what we expected to be a strong risk-adjusted return environment. Our nimble approach and willingness to lead the market has seen Written Premium increase from $0.2 billion in 2020 to $1.2 billion in 2025. We believe, based on management estimates, that we are now one of the largest Property D&F underwriters in the London market.
We believe we have positioned ourselves as a distribution partner to the world’s leading (re)insurance companies, leading individual lines of business and (re)insurance consortia where our track record of underwriting discipline and product innovation can benefit (re)insureds, brokers, Capacity Providers, and us.
Business Lines
Our teams have curated capabilities across over 150 lines of global (re)insurance business, which we can build into both diversified and niche underwriting portfolios for Capacity Providers. This contrasts with many traditional MGAs that are often monoline in nature, operating across a restricted set of geographies that leaves them exposed to significant movements in individual markets. Our underwriting origination across the Fidelis Underwriting segment and the Pine Walk segment is structured across three internally defined risk pillars: Specialty, Bespoke and Reinsurance:

TFP Written Premium by Pillar for Capacity Providers (2025):
•Specialty (59% of 2025 Written Premium for Capacity Providers): Includes traditional specialty lines of business such as property and construction, accident & health, aviation, casualty, contingency, cyber, energy, marine, space, and terror. In property and construction in particular, we can provide large line sizes by leveraging our role as a risk allocator to match Capacity Providers with their preferred (re)insurance layers. For the year ended December 31, 2025, we acted as a Lead Underwriter on 95% of Written Premium attributable to the Specialty pillar, with an established presence across the majority of our lines and a growing presence in our accident & health and casualty lines.
•Bespoke (22% of 2025 Written Premium for Capacity Providers): Tailored, specialized products with minimal correlation to peak catastrophe perils, providing coverage for credit, political risk, transactional liabilities, and other innovative products. In the Bespoke pillar, we often have direct relationships with (re)insureds and work in partnership with them to design bespoke product solutions. The Bespoke pillar has grown from $0.7 billion of Written Premium in 2023 to $1.2 billion of Written Premium for the year ended December 31, 2025, supported by the launch of Syndicate 3123 (and, in 2026, Syndicate 2126), which benefits from Lloyd’s A+ (AM Best) and AA- (Fitch/S&P) credit ratings, as well as other highly-rated Capacity Providers, which improves the attractiveness of certain bespoke products such as significant risk transfers where counterparty risk can impact the capital efficiency and pricing of policies.
•Reinsurance (19% of 2025 Written Premium for Capacity Providers): Property catastrophe and specialty reinsurance portfolio that benefits from access to private, non-subscription deals. Our large line size across Capacity Providers (over $280 million in aggregate for certain lines of business) increases our relevance to reinsureds and brokers, improving our ability to select risks and achieve differential pricing, terms, and conditions on the risks that we write when compared to the market. Property reinsurance includes a global portfolio of primarily excess of loss reinsurance policies, with capabilities to provide catastrophe, quota share, risk, and aggregate solutions. Utilizing the varied appetites of Capacity Providers, we can offer robust and broad solutions, while seeking to deliver on target risk-adjusted returns on capital to all Capacity Providers. Specialty reinsurance includes quota share and excess of loss reinsurance policies across a variety of lines of business, including marine, energy, terrorism and political violence, and aviation.

TFP Written Premium Mix by Geography (Based on domicile of (re)insured, 2025):
Our Capacity Providers
We are paid placement commission based on the (re)insurance premium bound for Capacity Providers. We also receive profit commission, which is diversified across underwriting years, lines of business and Capacity Providers. We recognized profit commission from over 25 individual Capacity Providers in 2025. Our profit commission enables us to share in the upside of underwriting performance, aligning our incentives with those of Capacity Providers. In order to further enhance alignment between us and our long-term Capacity Providers, we (i) hold a minority equity interest in Pelagos Insurance Capital and (ii) contribute a minority of the FAL required to support the underwriting of each of Syndicates 3123 and 2126. We hold an approximately 9.9% equity interest in Pelagos Insurance Capital (see Note 5 “Equity Investments, at Fair Value” of our audited consolidated financial statements contained elsewhere in this prospectus for further details). Our participation in Syndicates 3123 and 2126 varies by year of account (see Note 6 “Syndicate Assets and Liabilities” of our audited consolidated financial statements contained elsewhere in this prospectus for further details).
We have built relationships with over 75 Capacity Providers who we believe view us as a partner that offers a differentiated underwriting proposition, verifiable underwriting track record, and valuable source of origination. These Capacity Providers retain the balance sheet reserves, underwriting results, and investment results. We also provide portfolio management services for certain Capacity Providers across both Fidelis Underwriting and Pine Walk originated business, including portfolio and capital optimization, exposure management, outwards reinsurance structuring and purchasing, and claims handling services.
We believe the long-term nature of our agreements with each of Pelagos Insurance Capital and Syndicates 3123 and 2126 provides improved certainty for investors, (re)insureds, brokers and staff, while the diversity of each of our Capacity Providers’ underwriting appetites allows us to act as an efficient risk allocator. On any given risk, we might negotiate on behalf of a number of different Capacity Providers, who in turn benefit from the extra scale and market presence achieved. The added scale and market presence we are able to achieve drives relevance to brokers, improving signings and access to the best placements, which we believe can drive better pricing, other terms and conditions. Additionally, we believe that Capacity Providers benefit from our continued innovation and our investment in technology.

We believe that our capacity construct (that includes a diverse set of highly-rated, primarily long-term Capacity Providers) is highly differentiated when compared to traditional MGAs, who typically have a narrow set of short-term capacity providers with whom they enter into annual binding authority agreements subject to ongoing risk restriction stipulations, contractual renegotiations and cancellations. We believe this limits the ability of traditional MGAs to grow, as it requires their staff to spend time and resources managing capacity that could otherwise be used to develop new business.
In contrast to traditional MGAs, we have long-term capital through multi-year arrangements from three different Capacity Providers (Pelagos Insurance Capital and Syndicates 3123 and 2126), in addition to capacity partnerships with a diverse panel of highly-rated insurers and reinsurers. We believe (re)insureds and brokers are attracted to the benefits of doing business with a counterparty that can offer a consistent, partnership approach due to the stability and quality of its underlying capital base. Moreover, we believe we are also differentiated from traditional MGAs by our ability to offer (re)insureds and brokers access to the benefits of highly-rated insurance ‘paper’ from Pelagos Insurance Capital, whose operating subsidiaries carry financial strength ratings of A (AM Best), A- (S&P) and A3 (Moody’s)), and through our Lloyd’s Syndicates (A+ (AM Best) and AA- (Fitch/S&P)). All Capacity Providers (as at December 31, 2025) had (or in the case of reinsurance Capacity Providers were supported by underlying insurers with) ratings of A or higher from A.M. Best as of the date of this prospectus.
Our Differentiated Capacity Construct (Bound Premium, 2025):
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Notes: Capacity for Pelagos Insurance Capital is on a net of reinsurance Bound Premium basis. Capacity for others is on a gross of reinsurance Bound Premium basis.
(1)Our reinsurance partners provide reinsurance to our direct Capacity Providers.
Pelagos Insurance Capital
Our largest Capacity Provider, Pelagos Insurance Capital, is a standalone, publicly traded company which, net of reinsurance, supported 53% of our Bound Premium for the year ended December 31, 2025. Our relationship with Pelagos Insurance Capital is governed by the Framework Agreement, which has a 10-year rolling duration that includes the terms on which we underwrite business on Pelagos Insurance Capital’s behalf and the associated fee structure, with the terms formulated to ensure alignment of interest. We believe that our delegated underwriting authority arrangement is differentiated, resulting in capacity certainty extending out 10 years, with the option to extend by a further year annually. Under the Framework Agreement, there is a minimum floor of underpinned capacity for 2026 and beyond with an agreed process to grow through the annual planning cycle, with an automatic baseline being the prior year plan Written Premium. We own an equity interest of approximately 9.9% in Pelagos Insurance Capital and have a right to nominate one member of its board of directors, which we have exercised (see “—Our Relationship with Pelagos Insurance Capital—Shareholding in Pelagos Insurance Capital” for additional detail). Under the Framework Agreement, Pelagos Insurance Capital has a ROFR for any new business that we originate that is not already set out in the agreed Group Annual Plan. Following the completion of the ROFR process under the Framework Agreement, business in respect of which Pelagos Insurance Capital does not exercise its ROFR can then be allocated by us to other Capacity Providers. Similarly, we have a ROFO on originating business for Pelagos Insurance Capital that is not already set out in the Group Annual Plan. Following the completion of the ROFO process under the Framework Agreement, such business can then be written by Pelagos Insurance Capital via other, non-TFP distribution channels (see “—Our Relationship with Pelagos Insurance Capital—Delegated Underwriting Arrangements with Pelagos Insurance Capital” for additional detail on how the Framework Agreement operates and our relationship with Pelagos Insurance Capital).
As of December 31, 2025, Pelagos Insurance Capital had $3.2 billion of total capital. Pelagos Insurance Capital’s operating subsidiaries carry financial strength ratings of A / A- / A3 by AM Best, S&P, and Moody’s, respectively.
Lloyd’s Syndicates
We have established a scaled presence in the Lloyd’s market through Syndicates 3123 and 2126. We have grown from the founding of our Lloyd’s presence in July 2024, to $196 million of Written Premium over the remainder of 2024, and $752 million of Written Premium in 2025. We have approved capacity to write $1.3 billion of Written Premium in 2026, evidencing strong organic growth and the scalability of our business. Our Lloyd’s Syndicates provide us with access to a differentiated pool of long-term insurance industry capital, institutional investors and typically high net worth Lloyd’s Names, as well as access to Lloyd’s A+ (AM Best) and AA- (S&P and Fitch) credit ratings, global licensing capabilities, Lloyd’s consortia opportunities, and the ability to underwrite business that is only placed within the Lloyd’s market. Alternative capital as a proportion of FAL has increased from 3% in 2015 to 13% in 2025, according to the Lloyd’s 2025 Report and the Lloyd’s 2015 Report, and we believe we are well positioned to take advantage of this given our team’s demonstrated track record of underwriting outperformance.
We have sole underwriting authority from Syndicates 3123 and 2126. Syndicate 3123 represented 14% of our Bound Premium for the year ended December 31, 2025, while Syndicate 2126 began writing premiums on January 1, 2026. Capital for both syndicates is primarily provided by third-party investors. We can grow our capacity at Lloyd’s through the market’s structured annual and intra-year capital raising processes. We contribute a minority of the FAL required to support the underwriting of each Syndicate, with such amounts varying by year of account (see Note 6 “Syndicate Assets and Liabilities” of our audited consolidated financial statements contained elsewhere in this prospectus for further details), in order to ensure alignment with the investors that support the Syndicates.
Our business plans for Syndicates 3123 and 2126 include appetite for risks across our Specialty, Bespoke and Reinsurance pillars, including select long-tailed business such as casualty. The capacity support from the Syndicates has allowed us to expand our product offering through additional jurisdictional and product licensing and, we believe, achieve better terms, conditions, and pricing on behalf of Capacity Providers on certain policies where counterparty credit risk was a key driver of the benefits that a policy can offer, given Lloyd’s credit ratings.
Reinsurance, Consortia and Insurance Partners
We have the support of a diversified panel of over 60 reinsurance partners that provide quota share and excess of loss reinsurance protection to Pelagos Insurance Capital and Syndicates 3123 and 2126. Effective reinsurance purchasing can enable us to improve returns and manage risk for Capacity Providers, by enhancing capital efficiency, protecting against losses (in particular, in natural catastrophe exposed lines of business) and by helping us place larger line sizes to drive differential pricing, other terms and conditions.
Travelers, through its subsidiary, The Travelers Indemnity Company, is a party to the Travelers Quota Share Agreement with Pelagos Insurance Capital covering certain business underwritten by us on behalf of Pelagos Insurance Capital, pursuant to which The Travelers Indemnity Company assumes 20% of the subject gross written premiums of Pelagos Insurance Capital on a risk-attaching basis, subject to a loss ratio cap. This is an annual contract that has been renewed every year to date since inception in 2023, most recently effective January 1, 2026. We believe that the support of The Travelers Indemnity Company as a strategic quota share reinsurance partner is further validation of our underwriting processes and track record. It is part of our wider relationship with Travelers, who initially made a strategic minority investment into Fidelis Insurance in 2021 and are a shareholder in us.

We also write business for more than 15 consortia and insurance partners targeting specific products through direct binding authority arrangements or Lloyd’s consortia. This provides us with additional, diversified capacity to support specific lines of business. For example, our consortia write across lines of business such as casualty, space, and contingency. Where appetites align, insurance Capacity Providers can underwrite the same insurance risks as Pelagos Insurance Capital, Syndicate 3123 and/or Syndicate 2126, which we believe drives meaningful operating leverage as underwriting and origination is only performed once for multiple Capacity Providers. We receive placement commission from consortia and insurance partners, and from some, we are also eligible to receive profit commission.
Use of Technology
Since the founding of Fidelis Insurance, exceptional underwriting talent, enabled by technological tools embedded across our underwriting and exposure management processes, has helped to facilitate the delivery of differentiated results for our investors and Capacity Providers. Our proprietary automation tools augment expert underwriting judgment, supporting dynamic risk allocation while contributing to industry-leading margins.
We believe our ownership of underwriting data since our inception is difficult to replicate. We are not tied to outdated, legacy systems and we believe the modular architecture of our proprietary technology platform enables us to introduce new capabilities and functionality in an iterative and controlled manner, reducing implementation risk while enhancing underwriting decision-making, operational efficiency, and supporting Capacity Provider returns.
Our suite of proprietary technology has been designed in-house alongside our underwriters and actuaries and is integrated throughout our operations. It includes: FireAnt, our comprehensive exposure management tool; Prequel, our internally-developed policy administration system; Solas, our next generation underwriter interface that is currently being rolled out; and Labrador, our next generation automated risk allocation tool that is currently being rolled out. The full roll-out of Solas is expected to be completed during the first half of 2027 (see “—Prequel and Solas” for more details) and the full roll-out of Labrador is expected to be completed within 12 months of the date of this prospectus (see “—Labrador” for more details). These systems operate in a single data environment, enabling underwriting outcomes, claims experience, and external loss events to be systematically captured and incorporated into our underwriting decisions.
In addition, we believe that the flexibility of our proprietary technology systems is an important enabler of our business model, allowing us to improve underwriting outcomes, efficiently onboard new Capacity Providers, support differentiated risk appetites and allocation constraints, and scale underwriting activity without requiring material incremental infrastructure or operational complexity.
The key principles guiding our technology strategy and tool development are:
•Enable Fast and Accurate Underwriting: We understood from the outset that technology would be central to our underwriting process, so we built our systems and tools internally from the ground up, in partnership with underwriters and actuaries. This helps to ensure that our systems meet their business needs, and our technology gives our underwriters access to live exposure, capital consumption, and portfolio impacts, so that underwriting decisions are supported with real-time data and portfolio context.
•Increase Underwriter Efficiency: Our technological solutions help to reduce the time spent by underwriters performing low value-add tasks, allowing them to focus on the high-value functions of their job including origination and underwriting. In addition, our systems monitor company-wide data that enhances the consistency of decision-making.
•Highly Configurable and Flexible Platform: As a high-growth organization, we believe it is important that our technology offers the flexibility to adapt to the changing needs of our business. Our modular, configurable architecture facilitates the smooth integration of new internal capabilities. Where external systems provide a better solution we are willing to leverage them, monitoring their efficacy and cost of usage.

•Real-Time Assessment of Risk and Risk Aggregation: The risks we underwrite are typically complex, specialized and often rapidly evolving. Access to current, relevant information is critical for our underwriters and actuaries to appropriately price and structure solutions, and for our senior leadership team to monitor the overall portfolio. FireAnt enables our underwriters and actuaries to query portfolio metrics and scenario impacts in real time, which supports faster, more informed underwriting and portfolio decisions, particularly during periods of market dislocation or loss events.
•Rules-Based Risk Allocation Process: We have continued to expand both the lines of business we underwrite and the number of Capacity Providers we underwrite on behalf of. It is expected that FireAnt and, as it is rolled out, Labrador, will support capital consumption and allocation decisions across Capacity Providers and lines of business with distinct risk metrics, enabling us to customize allocations against Capacity Providers’ desired portfolio characteristics.
We build security directly into our application lifecycle to protect the business, our stakeholders, and our data. Code repositories and delivery pipelines are regularly monitored to identify and address risks early, reducing the likelihood of issues reaching production. All applications are security‑tested before first release to the business, including with penetration testing. Once deployed, applications are monitored as part of our wider security operations, providing ongoing oversight and resilience. We believe this disciplined approach aligns with industry best practice and supports secure, scalable growth.
Additional detail regarding our proprietary technology systems includes:
FireAnt
FireAnt is our comprehensive pricing, exposure management, and portfolio construction tool. It acts as a centralized system for risk exposure across our business. It can be integrated with other products in our proprietary suite (Prequel, Solas and Labrador) and can quickly produce both standardized outputs and bespoke analysis in response to specific underwriter queries. FireAnt allows our actuarial and exposure management teams to: model the financial structure of each risk, ingesting information from our other systems; price risk and calculate profitability metrics, including those required by Capacity Providers and rating agencies; and manage and interrogate both inwards and outwards exposure and pricing data for each risk.
Before a risk is bound, FireAnt enables our teams to assess the marginal impact of that risk on existing portfolio aggregations, binding authority limits, capital deployment, and Capacity Provider-specific exposure parameters. We believe that FireAnt’s real-time enterprise-wide reporting provides more timely portfolio visibility than industry practices that rely primarily on monthly or quarterly exposure reviews, supporting more efficient deployment of capacity and a faster response to live events. This represents a key differentiator for our platform vis-à-vis our competitors. The capabilities and agility provided by FireAnt inform daily underwriting decisions, helping underwriters and actuaries to price, review and manage exposures and aggregations, as well as determine risk allocations to our Capacity Providers using real-time data. Access to real-time data is a key differentiator that is especially useful in times of market dislocation. For example, during and in the aftermath of the recent Middle East conflicts, our underwriters were able to track marine exposure in the vicinity of the Strait of Hormuz in real-time, delivering what we believe was an underwriting edge. We believe this real-time enterprise-wide reporting provides us with superior data when compared with peers. For example, according to BMA CRM, in 2024, more than 90% of Bermuda (re)insurers did not use real-time catastrophe model outputs.
FireAnt supports the evaluation of both modeled and non-modeled catastrophe exposures in a standard format that allows uniform processing by its common financial model / engine. This enables real-time monitoring of aggregate loss potential across geographies and peril types. This capability is particularly important given the increasing frequency and severity of weather-related events, allowing underwriters and actuaries to dynamically adjust pricing, capacity deployment, and portfolio concentration limits in response to evolving risk conditions. These capabilities have helped us to develop bespoke relationships with Capacity Providers in the property reinsurance line of business, leveraging the flexibility of FireAnt to deploy algorithmic risk selection rules that customize cessions against desired portfolio characteristics.

Since 2017, FireAnt has been used for approximately 950,000 pricing runs. Through FireAnt, we have captured approximately 28,000 distinct underwriting opportunities across our three pillars since 2017– which form a proprietary dataset that can support future AI-enabled portfolio construction, allocation, and optimization, and we believe is not readily replicable by our peers.
Prequel and Solas
Our internally developed and owned policy administration system, Prequel, holds data on policies written since the inception of Fidelis Insurance in 2015. Prequel provides a formidable proprietary data lake used by our FireAnt system that can act as a consistent source for future technology enhancements. Prequel functions as one of our core policy and risk data record systems, capturing information across submissions, bound policies, endorsements, and claims-related workflows. By maintaining risk and policy data from submission through post-bind administration, data captured in Prequel feeds other components of our proprietary technology ecosystem, including FireAnt for exposure and pricing analytics, and Labrador for rules-based allocation.
Solas is our bespoke user interface which facilitates cross-team collaboration and application integration, enhancing the efficiency of our underwriting teams by tracking submissions throughout the underwriting process. Among other things, Solas can assemble and maintain the risk cards used in UMCC reviews by collating pricing, exposure, allocation, and workflow data from FireAnt, Prequel and related systems, ensuring that reviewers assess risks using a consistent and up-to-date dataset. The technology has been built in a modular way, which enhances our ability to make changes to the system. These changes can be tracked using workflow orchestration, which provides full visibility of all processes from start to finish. Solas was deployed into its first line of business in November 2025 and is currently in the process of being rolled out across the Fidelis Underwriting segment with the Pine Walk segment expected to follow. The full roll-out is expected to be completed during the first half of 2027, subject to the sequencing of functionality and phased adoption across additional lines of business.
Together, Prequel and Solas provide the data foundation and workflow interface for the underwriting process, enabling information captured at submission to flow through pricing, exposure analysis, allocation, policy administration, and post-bind monitoring.
Labrador
Labrador is our proprietary, rules-based algorithmic risk allocation tool that is in the process of being rolled out. Labrador is expected to enhance our existing suite of proprietary technology, by supporting underwriters and our underwriting governance team in applying, validating, and monitoring risk allocation decisions across Capacity Providers. Embedded into the Solas front-end, we believe Labrador will allow us to coordinate and orchestrate the full underwriting and placement lifecycle by linking submission intake, pricing, exposure aggregation, allocation and execution into a single, end-to-end workflow.
In the near term, Labrador is being deployed to support forward-looking underwriting and portfolio planning, including scenario testing of expanded line sizes, onboarding of new Capacity Providers and the launch of new lines of business. Proposed risk allocations are generated against approved rule frameworks, with metrics produced for internal and external stakeholders. We believe Labrador will strengthen our ability to respond quickly to market opportunities by providing an explicit link between risk selection, allocation strategy, and forecasted outcomes.
Labrador was deployed into its first line of business in April 2026 and is currently being rolled out across the Fidelis Underwriting segment with roll-out to the Pine Walk segment expected to commence during the first half of 2027. The full roll-out is expected to be completed within 12 months of the date of this prospectus subject to the sequencing of functionality, phased adoption across additional lines of business and integration with the Solas interface.
Our Market Opportunity
We operate as a high-growth, highly diversified MGA and risk allocator principally in the global P&C (re)insurance market, connecting capital such as (re)insurers and alternative Capacity Providers with (re)insureds, either via wholesale, retail and/or local brokers, or directly.

The following chart illustrates our position in the distribution value chain:
Global P&C Market
The global P&C market is large and growing, with the Sigma 2025 Report estimating total premium income of $2.4 trillion in 2024 and a CAGR of 6% from 2019 through 2024. According to the Sigma 2025 Report, commercial premiums account for approximately 47% (approximately $1.1 trillion) of the global P&C market’s total written premiums. The Sigma 2025 Report further estimates that P&C premiums written are expected to grow broadly in line with global GDP over the next decade, driven by structural factors including rising natural catastrophe losses, sustained claims severity and litigation cost inflation. We believe that estimated future global P&C market growth creates an attractive market opportunity characterized by a large and expanding market, a relatively predictable growth profile and continued demand for commercial and specialty (re)insurance solutions as risks increase in size and complexity, including through the rapid adoption of artificial intelligence and other new and advancing frontier risks.
In addition to its scale, the global P&C market has become increasingly efficient and resilient as risk transfer has shifted toward a wider range of counterparties. According to the Sigma 2025 Report, the global P&C market has doubled in size over the past 20 years, while improving its ability to absorb shocks through greater use of reinsurance, alternative capital, and specialist underwriting platforms. At the same time, the structure of the P&C market is becoming more diffuse, with market concentration declining across most major jurisdictions as smaller, more specialized players gain share. Commercial lines in particular have seen falling concentration, as carriers increasingly rely on outsourcing, reinsurance, and delegated underwriting to efficiently access niche expertise and manage volatility. This evolution has supported capacity deployment even in periods of elevated catastrophe losses and macroeconomic uncertainty, reinforcing the role of capital-light underwriting platforms and wholesale risk transfer as core components of a more scalable and adaptable global insurance system.
Evolving P&C Distribution Models
As the global P&C market continues to grow, and risk complexity increases, we believe MGAs have emerged as a structurally advantaged underwriting and distribution model, offering brokers and (re)insureds solutions to otherwise hard-to-place business, and capacity providers focused access to market niches. MGAs operate with delegated authority from the ultimate capacity provider, allowing the platforms to bind (re)insurance risks meeting relevant criteria on their behalf. The U.S. MGA market alone was estimated to represent over $100 billion of premiums in 2024 (excluding an estimated $14 billion of unreported premium) nearly doubling in size over the last five years according to the Conning Report, and MGA platform‑produced premium has been growing faster than the broader P&C market. The global MGA market is composed of a select set of platforms offering a diversified set of programs and risks, including independent platforms, a fragmented set of monoline MGAs focused on specific lines of business and those owned by larger retail and wholesale insurance brokers.
We believe the MGA model is increasingly attractive to underwriting talent, as it allows experienced underwriters to operate within capital‑light platforms that emphasize underwriting judgment and specialization, without the balance‑sheet, regulatory and organizational constraints typical of traditional carriers. As a result, we believe that MGAs have become the preferred environment for leading underwriting teams seeking to focus on risk selection, product development and distribution, supported by scalable technology and infrastructure. The Sigma 2025 Report notes underwriting and distribution are increasingly being outsourced to MGAs and similar specialist intermediaries, especially in commercial lines, while the Lloyd’s Report estimates approximately 45% of its market premium income comes from delegated underwriting. The delegated underwriting channel has outgrown the broader market, with U.S. MGA premium growing at approximately 14% from 2019 to 2024, compared with approximately 6% for P&C insurers globally, and independent MGAs increasing from approximately $16 billion of premium to approximately $43 billion of premium over the same period, according to the Conning Report. Our model is designed to capture this shift by offering Capacity Providers a scaled origination and underwriting platform for specialized risks, and by providing entrepreneurial underwriters with a holistic infrastructure that allows them to focus on origination and underwriting.
We believe capacity providers increasingly favor scaled, established MGAs with a proven track record of performance through market cycles, given the importance of disciplined risk selection and capital stewardship. Additionally, the growth of insurance as an asset class has driven increased participation from alternative asset managers, who, given their large minimum capital deployment requirements, increasingly favor scaled MGAs with proven track records and efficient operating models like ours. The MGA model allows capacity providers to scale and optimize cost structures without building and retaining underwriting teams and technology capabilities directly. We believe these dynamics have driven sustained growth in MGA‑produced premium and reinforced the role of scaled, multi‑line MGAs within the P&C ecosystem.
We believe a number of structural factors will continue to drive sustained growth and demand within the specialty P&C market across market cycles, particularly as risks become more complex and differentiated risk transfer solutions are required.
Examples of new or growing structural trends that we believe can drive demand in the industry include:
•Artificial Intelligence: The rapid expansion of AI‑driven computing is introducing large, complex risks that span multiple traditional lines of business. These risks require a commitment to invest in product innovation, specialized underwriting expertise, coordinated and highly-scaled capacity, and cross‑line-of-business solutions that only a limited number of platforms are equipped to lead.
•High-Growth Markets: High-growth insurance markets, including Asia (excluding Japan), Central & South America, the Middle East, and Africa, represent a significant opportunity for geographic expansion, driven by economic growth, increasing asset values, and low insurance penetration. In these markets, P&C insurance premium is expected to grow at an annualized rate of approximately 8% between 2024 and 2035 (taking annual premiums from $480 billion to $1.1 trillion) according to the Allianz 2025 Report, compared to approximately 4% in the traditional insurance markets of North America, Europe, Japan, and Australia. Our global origination relationships, plus our use of data, analytics and scalable technology systems enhances speed‑to‑market, supports disciplined risk selection and enables efficient entry into new geographies as demand for insurance protection continues to expand.
•Geopolitical Risk and Complexity: Periods of heightened geopolitical tensions, including conflicts such as those in the Middle East and Ukraine, create uncertainty and potential losses for global (re)insurers, disruptions to global trade, and the heightened risk of political violence and terrorism. Some lines of business, exacerbated by war and armed conflict, are likely to see reduced supply of capital and/or accelerated rate changes, further driving demand for new products to meet a changing landscape. While the intensity of geopolitical tensions can vary over time, we believe the recurrence of geopolitical shocks reinforces the need for specialized underwriting expertise, flexible risk transfer solutions and a track record of providing solutions to evolving demands.
•Climate Change: According to the NCEI, the frequency and severity of natural catastrophes has increased in recent years, which has been reflected in higher natural catastrophe losses. For example, according to the NCEI, the United States experienced 80% more weather events incurring losses in excess of $1 billion during the 2017–2024 period than during the 2009–2016 period, with aggregate losses from such events 194% higher in the 2017–2024 period than in the 2009–2016 period. We believe that the impact of a warming climate and less predictable weather will continue to drive higher frequency and severity of natural catastrophe losses. In this environment, we believe our ability to deploy our proprietary climate models and pricing tools positions us to selectively underwrite attractive risks and generate strong risk-adjusted returns for Capacity Providers.
The TFP Advantage
We believe that our business benefits from a number of sustainable advantages relative to our peers, including:
•Exceptional track record of Richard Brindle-led underwriting teams: We believe we have built an exceptional team of underwriters, actuaries, and other professionals. Our underwriting track record is the result of our focused, process-driven, and disciplined risk selection that incorporates our independent view of risk, supported by our proprietary technology and centralized origination relationships that emphasize cross-sell between teams. Underwriting teams led by Richard Brindle have outperformed across multiple market cycles over a more than 40 year period. Between 2017 and the end of 2025, Fidelis Insurance and Pelagos Insurance Capital generated an average loss ratio of 45.4% over their successive periods of operation. This was a 19 percentage point outperformance compared to the average loss ratio of 64.0% for Public Company Carriers over the same period. Between 2006 and 2013, while Mr. Brindle was CEO, Lancashire Insurance achieved an average loss ratio of 30.0%, which was a 25 percentage point outperformance versus Historic Public Company Peers average loss ratio of 54.9% during the same period. Between 1986 and 1998, when Mr. Brindle held leading roles at Lloyd’s Syndicates 488 and 2488, he and his team delivered a 17.5% return on a straight line average, which was an outperformance of 17 percentage points versus the Lloyd’s average return of 0.9% over the same period. We believe that this track record has helped us to attract blue-chip Capacity Providers in addition to Pelagos Insurance Capital, including Travelers, Blackstone, and Lloyd’s Names, with more than 10 insurance Capacity Providers added since December 31, 2023.
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(1)Return on Capacity represents profits before personnel expenses as a percent of capacity.
(2)Average loss ratios presented reflect multi-year averages and may be affected by changes in accounting policies and accounting standards, such as the transition to IFRS 17.

(3)As of January 3, 2023, Pelagos Insurance Capital became a separate entity as a result of the Bifurcation Transaction. From such date, Pelagos Insurance Capital has been led by Dan Burrows.
•Diverse, Long-term Capacity: Our capacity construct is built on primarily long-term, committed capital from a diversified group of highly-rated Capacity Providers, including Pelagos Insurance Capital, Blackstone and other blue-chip insurers and asset managers with whom we maintain deep relationships. We have a 10-year rolling delegated underwriting authority arrangement with our largest Capacity Provider, Pelagos Insurance Capital, and underwrite on behalf of Lloyd’s syndicates that are supported by investors with multi-year horizons, which we believe differentiates us from typical MGAs that operate within the constraints of annual capacity renewal cycles. We believe this structure supports durable partnerships, improved access to high-quality (re)insurance risks across lines of business and the ability to achieve differential pricing, terms, and conditions compared to the market. The diversity of our more than 75 Capacity Providers as at December 31, 2025 reduces our reliance on any one balance sheet and provides a broad range of underwriting appetites that we can match to the needs of brokers and (re)insureds. In addition, where multiple Capacity Providers share similar underwriting appetites, we can allocate additional capital to insurance risks we already originate and underwrite, which we believe drives meaningful operating leverage. Our capacity is highly-rated, with Capacity Providers having (or, in the case of reinsurance Capacity Providers, being supported by underlying insurers with) ratings of A or higher from A.M. Best as of the date of this prospectus.
•Highly Diverse Product Range and Global Geographic Reach: We underwrite over 150 lines of business for clients domiciled in more than 140 countries across our Specialty, Bespoke, and Reinsurance pillars, acting as a Lead Underwriter on 96% of Written Premium attributable to the Fidelis Underwriting segment for the year ended December 31, 2025. Our scale and diversification reduce our sensitivity to individual pricing cycles and localized growth dynamics. We believe we can build tailored portfolios of risks that align with the individual appetites of our Capacity Providers, and originate and structure multiple products for a single (re)insured across a much wider range of lines of business, geographies, and risk types than typical MGAs. Our global reach also provides access to markets where insurance premiums are forecast to grow at higher annual growth rates than traditional insurance markets (see “—Our Market Opportunity”).
•Differentiated and Centralized Origination Capabilities: Our origination capabilities are defined by our deep, long-standing relationships with brokers and (re)insureds. We believe we are differentiated by the breadth and depth of our global wholesale, retail, and local broker relationships, reflecting our proactive approach of maintaining on-the-ground connectivity. We believe this model enhances our visibility into emerging risks, pricing dislocations and new product opportunities across regions, while allowing us to scale efficiently and selectively in high-growth markets without compromising underwriting standards. Brokers value our ability to place risks across a diversified panel of high-quality Capacity Providers, providing greater certainty of execution for complex and large risks. We complement our broker channels with direct relationships with (re)insureds that have been cultivated over time, which provide us with access to differentiated underwriting opportunities that are often constructed directly with the (re)insured and therefore not available to most competitors. For the year ended December 31, 2025, 10% of Written Premium was generated from direct relationships with (re)insureds, primarily in our Bespoke pillar.
•Problem Solving Underwriting and Product Innovation: We have built a strong reputation for delivering practical, bespoke, and innovative solutions to brokers and (re)insureds. Our underwriting process positions us to capitalize on emerging risks, market dislocations and post-loss opportunities by deploying capacity quickly where pricing, structure and underlying risk fundamentals are attractive. From the beginning of the recent conflict in Iran, we remained open and accessible with senior relationship leads and underwriting decision-makers available around the clock, with clear and consistent communication to brokers as the situation evolved. Rather than withdraw from markets such as terrorism and political violence, aviation, and marine war, we continued to quote during the conflict where pricing, structure and market intelligence could justify capital deployment. We have also demonstrated an ability to develop and scale new products in response to evolving client needs. For example, in 2025 we launched a range of innovative products, including AI data center construction, pre-launch satellite risks, and private credit fund financing transactions where we underwrite on behalf of Capacity Providers to provide non-payment insurance to lenders that provide financing to private credit funds.
•Proprietary Technology Platforms Supporting Data-driven Underwriting and Real-time Exposure Management: Technology is an important differentiator of our model, supporting risk selection, underwriting performance and operational efficiency. Our technology environment augments underwriter judgment rather than replacing it, utilizing proprietary data and systems developed in-house alongside underwriters and actuaries. FireAnt provides us with full control of real-time underwriting data, supporting pricing, exposure management, and portfolio optimization to help assess underwriting profitability pre-bind. Prequel houses submissions since 2015 and provides a foundation for future AI-enabled capabilities. Its front-end, Solas (which is in the process of being rolled out), is designed to enhance underwriter efficiency and orchestrate end-to-end risk placement, from receiving a submission through to automated risk allocation in Labrador (which is in the process of being rolled out).
•Entrepreneurial, Founder-led Leadership Team with a Track Record of Successful Execution: Our founder, Chairman, and Group CEO, Mr. Brindle, leads an executive management team that brings together decades of cumulative experience in underwriting, broking, corporate, and actuarial roles, with long-term relationships throughout the value chain. Our executive management team has proven execution experience in founding, scaling and running both private and public businesses, while our Pine Walk entity CEOs bring deep underwriting expertise and entrepreneurial drive. Members of our leadership team have a proven track record of executing complex corporate transactions, including raising $1.5 billion of initial capital for Fidelis Insurance in 2015, founding Pine Walk in 2017 and executing a strategic minority investment from Travelers in 2021. We were created via our pioneering Bifurcation Transaction and we have since developed our Lloyd’s platform from scratch, with approved capacity to write $1.3 billion of Written Premium in 2026. We believe these initiatives have created significant shareholder value, driving sustained Organic Revenue Growth and keeping us at the vanguard of the industry. Our executive management team and employees are a key part of the success of our business to date, and they will continue to be aligned to its future success, with approximately     % of employees (other than Pine Walk entity employees – see “—Our Business—The TFP Underwriting Segments—Pine Walk”) being holders of equity under our existing management incentive plans, including those that will convert into Ordinary Shares upon completion of this offering.
•Established platform to support communities through The Fidelis Foundation: Fidelis Insurance established The Fidelis Foundation in 2020 to support organizations in the communities and regions in which we operate. The Foundation’s activities are organized across economic inclusion, health & wellbeing, equality, empowerment, sustainability, animal welfare, and humanitarian aid. Since inception, the Foundation has provided approximately $9.3 million in grants across its chosen charities. The Foundation is embedded within our organization, with employees participating directly through an employee-advocate model under which designated employees support charitable relationships and report on progress against targets for delivery and impact. In addition, all employees are entitled to take one volunteering day per annum, which they are encouraged to take.
Our Growth Strategy
Our strategy focuses on organically scaling a differentiated MGA and risk allocator that combines specialist expertise, long-term capital, and disciplined portfolio construction to drive sustainable growth. We believe that we will be able to maintain our strong Organic Revenue Growth by continuing to:
•Ramp-up in Large Target Markets: We believe that we can materially increase our penetration in existing lines of business where we are underweight. In 2025 and 2026 we expanded into some of the largest specialty markets in the world, commencing operations in (among others) our casualty (Sevanta), accident & health (Corsiam), structured and captive reinsurance (Mezura Capital) and alternative risk transfer (Carnovis) Pine Walk entities. According to S&P Global Market Intelligence, the U.S. accident & health market is worth over $1.5 trillion of premium annually and it remains an underpenetrated area of our current portfolio, with global accident & health contributing $1 million of Written Premium for the year ended December 31, 2025. Similarly, the U.S. casualty market is estimated by S&P Global Market Intelligence to be worth over $535 billion of premium annually, but casualty remains only a small portion of total Written Premium (0.5% in 2025) when compared to the 25% share of Lloyd’s premium for the year ended December 31, 2025. These opportunities are enabled by underwriting teams with deep expertise that we believe benefit from the TFP ecosystem that emphasizes cross-selling and a coordinated, centralized approach to origination.
•Attract High-Quality, Entrepreneurial Underwriters to Pine Walk: The Pine Walk underwriting segment continues to capitalize on the secular shift to delegated underwriting (see “—Our Market Opportunity”). Our operating model is designed to attract and retain entrepreneurial and sophisticated underwriting talent by enabling underwriters to focus their time and expertise on origination and underwriting, rather than balance sheet management, capital allocation or business administration. We believe that this supports superior underwriting performance, aligns incentives and improves decision‑making. The scalability of our platform means that new Pine Walk entities can quickly make a positive financial contribution to TFP in a capital-efficient manner, while supporting our expansion into new lines of business and geographies. We have a pipeline of 180 Pine Walk entity opportunities as of April 30, 2026, which is reviewed on a weekly basis by our executive underwriting team.
•Expand into High‑Growth Markets: We will continue to strategically target geographies where P&C insurance premium is expected to meaningfully grow over the next decade, including Asia (excluding Japan), Central & South America, the Middle East, and Africa. We have onboarded three underwriting teams focused on these high-growth markets within our Pine Walk segment: Seraphina (international property), Imala Re (Latin American & Caribbean treaty reinsurance) and Arenite (surety and structured credit). In addition, we have opened hubs in Abu Dhabi and Miami, and travel extensively to support our high-growth markets distribution. According to the Allianz 2025 Report, P&C insurance premium in these high-growth markets is expected to grow from approximately $500 billion in 2024 to approximately $1.1 trillion in 2035, at an annualized rate of approximately 8%, compared to approximately 4% in the traditional insurance markets of North America, Europe, Japan, and Australia. Insurance penetration as a percentage of average GDP is 65% lower in these high-growth markets than traditional insurance markets according to the Allianz 2025 Report, which is equivalent to over $850 billion (based on the EUR to USD exchange rate average for 2024 of 1.082) based on the 2024 average GDP of such countries.
•Cross-sell Through Broadening Product and Geographic Offering: We believe that our range of over 150 products across more than 140 countries creates a substantial opportunity to cross-sell our products and increase penetration within our existing (re)insured relationships. Our centralized origination and portfolio management model enables underwriting teams to collaborate across lines of business and identify opportunities to deliver packaged products. As we continue to scale, add new products and expand our geographic reach, including in high-growth markets, we believe the depth of our capabilities will further enhance our relevance with brokers and (re)insureds, supporting cross-selling and providing a durable source of organic growth. For example, we regularly offer solutions across lines of business such as property, terror, and casualty, while Imala Re has been introducing underwriting teams to opportunities in Latin America, providing value beyond the profit it generates as a standalone entity and supporting our initiative to get closer to (re)insureds through local channels.
•Grow our Capacity Base: We intend to deepen our existing Capacity Provider relationships and add new capital to support our Written Premium growth. We believe that our exceptional underwriting track record and portfolio management services are differentiators that support this. As a risk allocator, we believe we can deploy incremental capacity across our existing underwriting opportunities to deliver high-margin growth. For example, we have attracted Lloyd’s Names and multi-year Blackstone capacity to Syndicates 3123 and 2126 respectively and have scaled our Lloyd’s presence from inception on July 1, 2024 to $1.3 billion of approved capacity for 2026. Our Lloyd’s syndicates have allowed us to pursue opportunities in new lines of business and markets by leveraging Lloyd’s broad product and global regulatory licensing in jurisdictions such as Canada, Brazil, Australia and Singapore, benefiting from Lloyd’s’ AA- credit rating with S&P and accessing capital from investors with appetite for lines of business such as casualty and accident & health. The majority of risks written by our Lloyd’s Syndicates also include participation from

Pelagos Insurance Capital, showcasing our ability to deploy incremental capacity on existing underwriting opportunities and retain more premium within our ecosystem.
•Provide Leadership in Complex and Dislocated Markets: We believe our dynamic approach to underwriting and risk management enables us to identify opportunities and provide market leadership by rapidly deploying capital to attractive risks where pricing, terms and conditions have become dislocated. In our Specialty pillar, we grew Written Premium from approximately $100 million in 2018 to $1.8 billion in 2022 by identifying and responding to significant market dislocation as insurance pricing began to increase. We acted with conviction following market dislocation after the California wildfires, Hawaii wildfires and the Middle East conflicts, utilizing our deep market connectivity to trade through the complexity. We believe that our nimble, high-conviction approach differentiates us from other MGAs and balance sheet insurers and enables us to deliver strong returns for our Capacity Providers.
Our Relationship with Pelagos Insurance Capital
Our most significant Capacity Provider relationship is with Pelagos Insurance Capital. We were established as a standalone business in January 2023 in connection with the Bifurcation Transaction, as part of which underwriting and certain other related activities of Pelagos Insurance Capital were outsourced to us.
Delegated Underwriting Arrangements with Pelagos Insurance Capital
The Framework Agreement with Pelagos Insurance Capital sets forth the overarching parameters of the outsourced underwriting relationship between us and Pelagos Insurance Capital, with such relationship being more specifically governed on a jurisdictional basis by a series of three delegated underwriting authority agreements. These three delegated underwriting authority agreements are: (i) a binding authority agreement between Pelagos Insurance Capital Bermuda Limited and TFP Bermuda, dated December 20, 2022 (the “Bermuda Delegated Underwriting Authority Agreement”); (ii) a binding authority agreement between Pelagos Insurance Capital Underwriting Limited and Pine Walk Capital, dated December 20, 2022 (the “U.K. Delegated Underwriting Authority Agreement”); and (iii) a binding authority agreement between Pelagos Insurance Capital Ireland DAC and Pine Walk Europe, dated December 20, 2022 (the “Ireland Delegated Underwriting Authority Agreement”) (together, the “Pelagos Insurance Capital Delegated Underwriting Authority Agreements”).
The outsourced underwriting relationship between us and Pelagos Insurance Capital is based on a rolling minimum term of ten years. For the first three underwriting years, notice to roll was automatically deemed given (i.e. the roll was automatic). From the fourth underwriting year onwards, the arrangement rolls at the election of Pelagos Insurance Capital, by providing written notice at least 90 calendar days prior to the roll date (i.e., 90 calendar days prior to the commencement of the subsequent underwriting year). Pelagos Insurance Capital elected to roll for the 2026 underwriting year (with respect to each of the Bermuda Delegated Underwriting Authority Agreement, the U.K. Delegated Underwriting Authority Agreement and the Ireland Delegated Underwriting Authority Agreement) by timely written notice to us. In the event Pelagos Insurance Capital elects not to roll the Framework Agreement into the subsequent underwriting year, nine underwriting years shall remain under the Framework Agreement and each of the other Pelagos Insurance Capital Delegated Underwriting Authority Agreements until termination of each agreement.
The services that we provide to Pelagos Insurance Capital pursuant to the aforementioned agreements include underwriting, portfolio and capital optimization, exposure management, outwards reinsurance structuring and purchasing, claims handling, and other ancillary services. The largest component of our revenue from Pelagos Insurance Capital for these services is placement commission, which is derived from the placement by us of (re)insurance contracts between (re)insureds and relevant Pelagos Insurance Capital entities. We are also eligible to receive profit commission from Pelagos Insurance Capital, based on the profitability of the eligible (re)insurance business that we place with Pelagos Insurance Capital.
Pursuant to the Framework Agreement with Pelagos Insurance Capital, a group-level annual plan (the “Group Annual Plan”) and underwriting strategy is to be agreed between us and Pelagos Insurance Capital at least two months prior to the commencement of each underwriting year. Once the Group Annual Plan is agreed upon, it is used as the basis for agreeing the annual plan with respect to each of the Pelagos Insurance Capital Delegated

Underwriting Authority Agreements. Consent from the relevant Pelagos Insurance Capital entity is required for the relevant TFP Group entity to write any business in excess of the underwriting parameters (as set out in the relevant annual plan). The default position for each subsequent underwriting year’s Group Annual Plan is renewal based on the prior year’s agreed Group Annual Plan (taking into account any mid-year changes that may have been agreed). This provides us with protection against retrenchment, and any changes from the default position require written approval from both us and Pelagos Insurance Capital. Pelagos Insurance Capital is obliged to ensure that each Pelagos Insurance Capital entity at all times maintains sufficient capital (including a sufficient capital buffer) to meet both its obligations under the relevant annual plan then in force and all rating agency requirements.
The Framework Agreement with Pelagos Insurance Capital includes (i) a ROFR process; and (ii) a ROFO process. Both the ROFR process and the ROFO process are incorporated into each of the Pelagos Insurance Capital Delegated Underwriting Authority Agreements by reference.
The ROFR process applies where we have appetite to underwrite either (i) business in addition to what is expected to be underwritten for Pelagos Insurance Capital under the Group Annual Plan for the applicable underwriting year; or (ii) a line of business that we are not originating for Pelagos Insurance Capital under the Group Annual Plan at the applicable time. If we submit a ROFR notification to Pelagos Insurance Capital, and Pelagos Insurance Capital wishes to accept the proposed new business, Pelagos Insurance Capital must provide us with a clear indication that it intends to accept such business within seven business days of receipt of the ROFR notification. Pelagos Insurance Capital must then formally confirm its acceptance within 20 calendar days after submitting its initial indication, at which point the parties are bound to the terms of the ROFR proposal. If Pelagos Insurance Capital does not provide either the initial indication or the formal confirmation of acceptance by the relevant deadline (each as outlined above), Pelagos Insurance Capital is deemed to have not taken up its right under the ROFR process and we shall be free to source alternative capacity from other Capacity Providers to support the relevant business. By contrast, if Pelagos Insurance Capital would like to accept a ROFR proposal, but reasonably considers that it does not have either sufficient capital or the requisite regulatory permission(s) to underwrite the new line of business (as applicable), it must provide us with a clear indication of its desire to accept the proposed new business within five business days of receipt of the ROFR notification. The parties will thereafter negotiate in good faith to agree a reasonable amount of time in which Pelagos Insurance Capital may address the issue. If Pelagos Insurance Capital is able to accommodate the proposed new business by the agreed deadline, Pelagos Insurance Capital may formally confirm its acceptance of the proposed new business to us and the parties are bound to the terms of the ROFR proposal. If Pelagos Insurance Capital is not able to accommodate the proposed new business by the agreed deadline, Pelagos Insurance Capital is deemed to have not taken up its right under the ROFR process and we are free to source alternative capacity from other Capacity Providers to support the relevant business.
The ROFO process applies where Pelagos Insurance Capital has either (i) additional capital beyond the capital required to support the business that is expected to be underwritten by us on its behalf under the Group Annual Plan for the applicable underwriting year; or (ii) appetite for a line of business that we are not originating for Pelagos Insurance Capital under the Group Annual Plan at the applicable time. Within 30 calendar days of Pelagos Insurance Capital submitting a ROFO notification to us, we are entitled to prepare and provide to Pelagos Insurance Capital a business plan setting out how we would utilize the additional capital or originate business with respect to the proposed new line of business. Upon receipt of our proposed business plan, Pelagos Insurance Capital has the option (acting reasonably) to either (i) accept the proposal; or (ii) decline the proposal and determine whether to invite offers from third parties with respect to utilization of the additional capital or origination of business with respect to the proposed new line of business. If Pelagos Insurance Capital declines our proposal in favor of an alternative proposal from a third party, Pelagos Insurance Capital must present a sufficiently detailed business plan to us that enables us to reasonably understand the third party proposal accepted by Pelagos Insurance Capital. Pelagos Insurance Capital must also engage with us in good faith to reduce or eliminate any conflicts of interest or other negative consequences on the business that we originate and underwrite for and on behalf of Pelagos Insurance Capital. Finally, the parties are obliged to use best efforts to agree upon the format and frequency of any applicable reporting by Pelagos Insurance Capital to us in relation to any such third party business (taking account of any applicable confidentiality obligations owed by Pelagos Insurance Capital to any such third parties) and such reports shall include the minimum level of information to allow necessary coordination between us and Pelagos Insurance Capital. The Framework Agreement is regarded as a “material outsourcing agreement” with respect to Pelagos

Insurance Capital and, accordingly, contains a number of provisions that are required by applicable law and regulation.
Certain Support Services Provided to Pelagos Insurance Capital
We and Pelagos Insurance Capital have also entered into a separate services agreement relating to the outsourcing of certain non-underwriting-related services to be provided by us to Pelagos Insurance Capital. These services include, without limitation, support with business planning, insurance contract accounting, and certain information technology-related services. The services agreement has been structured to run alongside the Framework Agreement with Pelagos Insurance Capital. The services agreement is regarded as a “material outsourcing agreement” with respect to Pelagos Insurance Capital and, accordingly, contains a number of provisions that are required by applicable law and regulation. For the years ended December 31, 2025 and 2024, we recognized fees for such support services of $5.0 million and $5.9 million, respectively.
Shareholding in Pelagos Insurance Capital
TFP Intermediate Holdings II Limited is a minority shareholder in Pelagos Insurance Capital, holding approximately 9.9% of the outstanding common shares of Pelagos Insurance Capital, and as such is a party to the Pelagos Insurance Capital amended and restated common shareholders’ agreement. As a minority shareholder, TFP Intermediate Holdings II Limited has the benefit of the following minority protections: (i) a director appointment right (with Charles Mathias currently serving as the TFP-nominated director on the Pelagos Insurance Capital board of directors), subject to certain conditions; (ii) consent rights with respect to certain matters (as set out in the Pelagos Insurance Capital amended and restated common shareholders’ agreement); (iii) information rights and (iv) repurchase rights. In particular, upon any proposed repurchase of common shares by Pelagos Insurance Capital, if TFP Intermediate Holdings II Limited, acting reasonably and in good faith, determines that, as a result of such proposed repurchase it would (i) become consolidated with Pelagos Insurance Capital for accounting purposes; (ii) hold more than 9.9% of Pelagos Insurance Capital’s common shares; and/or (iii) become a controller of any of Pelagos Insurance Capital’s subsidiaries which are regulated pursuant to applicable regulatory law, in each case, a result of such proposed repurchase, then TFP Intermediate Holdings II Limited shall have the right, at its election, to (a) have a sufficient portion of its common shares in Pelagos Insurance Capital repurchased by Pelagos Insurance Capital, on the same terms at the proposed repurchase (each such election, a “Repurchase Election”) or (b) undertake a permitted transfer with respect to a sufficient portion of its common shares in Pelagos Insurance Capital.
In connection with the adoption by Pelagos Insurance Capital of a brokered repurchase plan, Pelagos Insurance Capital and TFP Intermediate Holdings II Limited entered into a repurchase agreement dated March 19, 2024 to facilitate TFP Intermediate Holdings II Limited’s Repurchase Elections and the resulting repurchases. Under the terms of that repurchase agreement, on each day that Pelagos Insurance Capital repurchases common shares under the brokered repurchase plan, TFP Intermediate Holdings II Limited may exercise its right to request Pelagos Insurance Capital to repurchase that certain number of common shares from TFP Intermediate Holdings II Limited resulting from a prescribed calculation designed to keep TFP Intermediate Holdings II Limited’s ownership of Pelagos Insurance Capital to below 9.8752% at a price equal to the average price per common share paid by Pelagos Insurance Capital on such day under the brokered repurchase plan.
Additionally, in order to facilitate TFP Intermediate Holdings II Limited’s Repurchase Elections and the resulting repurchases triggered by off-market, privately negotiated repurchases entered into by Pelagos Insurance Capital with certain of its shareholders (each, a “PNT”), Pelagos Insurance Capital and TFP Intermediate Holdings II Limited entered into a further standby repurchase agreement dated June 19, 2025. Under the terms of that repurchase agreement, when Pelagos Insurance Capital repurchases common shares pursuant to a PNT, TFP Intermediate Holdings II Limited may exercise its right to request Pelagos Insurance Capital to repurchase that certain number of common shares from TFP Intermediate Holdings II Limited resulting from a prescribed calculation designed to keep TFP Intermediate Holdings II Limited’s ownership of Pelagos Insurance Capital to below 9.8752% on the same terms as those agreed pursuant to the PNT, including the price per common share.
TFP Intermediate Holdings II Limited owned approximately 9.9% of the common shares of Pelagos Insurance Capital as of December 31, 2025 and 2024.

Our Lloyd’s Syndicates
Syndicate 3123
Syndicate 3123 is a Lloyd’s syndicate launched in July 2024. The FAL required to support underwriting by Syndicate 3123 is provided primarily by Lloyd’s Names (see “—Regulatory Matters—Lloyd’s Regulation” for additional details). Asta is appointed as managing agent of Syndicate 3123 and discharges the relevant managing agent responsibilities pursuant to a third-party syndicate management agreement. Several of our Operating Subsidiaries and Pine Walk entities provide all the underwriting origination, placement and technical support to Syndicate 3123 as approved. The terms governing the scope of the delegated underwriting authorities of such entities are set out in binding authority agreements entered into by each of those entities with Asta (acting on behalf of Syndicate 3123). Syndicate 3123 has not delegated underwriting authority to any MGAs other than members of the TFP Group. Additionally, the TFP Group indirectly supports 7.4% of the capacity for Syndicate 3123 for the 2026 Lloyd’s underwriting year of account.
Pelagos Insurance Capital Bermuda Limited reinsures a portion of certain lines of business underwritten by us on behalf of Syndicate 3123, pursuant to the terms of a quota share reinsurance agreement entered into between Pelagos Insurance Capital Bermuda Limited and Asta on behalf of Syndicate 3123. In addition, Pelagos Insurance Capital Bermuda Limited indirectly provided FAL, via its Lloyd’s corporate member, to support the underwriting activities of Syndicate 3123 in respect of the 2024, 2025, and 2026 Lloyd’s underwriting years of account. Its corporate member is managed by Hampden Agencies Limited and it participates on the same terms as the other members of Syndicate 3123 (i.e., Lloyd’s Names) who are managed by Hampden Agencies Limited. Pelagos Insurance Capital Bermuda Limited’s corporate member supports 7.4% of the capacity of Syndicate 3123 for the 2026 Lloyd’s underwriting year of account.
Syndicate 2126
Syndicate 2126 is a Lloyd’s syndicate launched in January 2026 with approved capacity of over $300 million for the 2026 year of account. The capacity of Syndicate 2126 is supported primarily by long-term, multi-year capital from Blackstone. Asta is appointed as managing agent of Syndicate 2126 and discharges the relevant managing agent responsibilities pursuant to a third-party syndicate management agreement. Several of our Operating Subsidiaries and Pine Walk entities provide all the underwriting origination, placement and technical support to Syndicate 2126 as approved. The terms governing the scope of the delegated underwriting authorities of such entities are set out in binding authority agreements entered into by each of those entities with Asta (acting on behalf of Syndicate 2126). Syndicate 2126 has not delegated underwriting authority to any MGAs other than members of the TFP Group. Additionally, the TFP Group indirectly supports 2.5% of the capacity for Syndicate 2126 for the 2026 Lloyd’s underwriting year of account.
Regulatory Matters
General
The business of (re)insurance is subject to extensive regulation in most jurisdictions, although the degree, form and intensity of regulation vary significantly by jurisdiction and by particular activity. Regulatory frameworks governing insurance markets have continued to evolve, with increasing emphasis on corporate governance, operational resilience, outsourcing and third-party risk management, conduct of business and protection of (re)insureds, financial crime controls, data protection, and cybersecurity.
We operate as a specialty (re)insurance managing general underwriting and insurance services platform. We do not generally assume insurance or reinsurance risk on our own balance sheet. Instead, we originate, underwrite and manage (re)insurance business and provide underwriting-related and ancillary services to various Capacity Providers.
As a result, while neither we nor any of our subsidiaries is regulated as a (re)insurer, our activities are subject to direct regulation in certain cases (for example, where one of our entities carries on insurance distribution or intermediation activity) and indirect or “look-through” regulatory oversight where applicable (i.e., from regulators of

Capacity Providers that have delegated underwriting and/or claims handling authority to us). In particular, Capacity Providers remain fully responsible to regulators for business written under delegated authority and for outsourced functions, and are therefore required to exercise ongoing oversight of us and to impose contractual requirements designed to support their regulatory compliance.
Our culture is to take compliance with our regulatory obligations seriously, which is also seen as positive for maintaining trust with our policyholders, partners, and other stakeholders. By being proactive and adaptive in our approach, we are well-positioned to navigate the evolving regulatory landscape and ensure we are able to sustain the continued growth of our business.
U.K. Regulation
In the United Kingdom, we trade primarily through Pine Walk Capital, a wholly-owned indirect English limited liability subsidiary that is authorized and regulated by the FCA (with firm reference number 949934). Certain of the Pine Walk entities are registered with the FCA as “appointed representatives” of Pine Walk Capital. This means that Pine Walk Capital, as principal, has regulatory responsibility for the relevant Pine Walk entities and in turn the entities are exempt from being directly regulated themselves. Pine Walk Europe also has a U.K. branch, which is regulated by the FCA (with firm reference number 981781).
The regulation of insurance intermediation in the United Kingdom is governed by the Financial Services and Markets Act 2000 (“FSMA”) together with its subordinate legislation and rules from the FCA derived from it (being the “FCA Handbook”). This requires that any party undertaking activities which fall within the scope of insurance intermediation requires authorization or an exemption under FSMA in order to be able to do so. Failure to obtain such an authorization would be a breach of the “general prohibition” set out in FSMA and constitutes a criminal offense and a failure to maintain these permissions would prevent such activities from being continued.
For these purposes, insurance intermediation activities include advising on contracts of insurance, arranging deals in contracts of insurance, dealing in insurance contracts as agent, making arrangements with a view to transactions involving insurance contracts and assisting in the administration and performance of a contract of insurance.
General Framework
The FCA Handbook specifies threshold conditions that constitute minimum standards that an authorized firm must meet to establish and maintain its permissions to conduct regulated business in the United Kingdom. These include the headquarters of the entity being located in the United Kingdom and that the firm is capable of being effectively supervised by the FCA (taking into account the complexity of its products and structure). The firm should also have appropriate resources to control the risks of the business it is conducting, have a suitable business model which is conducted in a sound and prudent manner and be managed by individuals who are considered to be fit and proper to do so.
The FCA Handbook contains additional requirements, the application of which to a U.K. authorized insurance intermediary will depend on the nature of the business being conducted and the type of policyholder to whom products are being distributed. Maintaining processes and procedures to ensure compliance with the applicable requirements of the FCA Handbook is a key element of regulation in the United Kingdom and a failure to do so can lead to both individual and corporate sanctions, including placing restrictions on the conduct of business, fines and censures or warnings.
Controller Requirements
As part of the FCA’s assessment of threshold conditions in relation to effective supervision it will consider group and other close links applicable to the regulated firm. In addition, in the event that a person becomes a controller of an FCA-authorized intermediary, it is necessary to obtain the prior consent of the FCA before this becomes effective. For FCA-authorized insurance intermediaries this requirement arises whenever a person proposed to acquire, directly or indirectly, more than 20% of the interests or voting power in the relevant entity.

Notifications to the FCA
As a regulated insurance intermediary, Pine Walk Capital is required to comply with various ongoing requirements as specified by the FCA Handbook. In addition to prescriptive rules that relate to its specific business, these include an overarching requirement set out in the FCA’s Principles to deal with regulators in an open and cooperative way and disclose to them anything that they would reasonably expect notice of. This obligation is a key element of the regulatory relationship in the United Kingdom and facilitates the intervention by the regulator on matters which they consider to be relevant.
E.U. Regulation
General Framework
In Ireland, we trade through Pine Walk Europe, a wholly-owned indirect Irish limited liability subsidiary that is authorized and regulated by the CBI (with firm reference number C559862). As Pine Walk Europe is authorized as an insurance intermediary in one of the member states of the European Union, it is able to conduct business in every other member state using the E.U. “passport.” This enables the company to establish branches in other E.U. member states or conduct business in those states by providing services from its Irish operations without the need to obtain additional authorizations.
Pine Walk Europe operates as an insurance intermediary and is regulated by the CBI to conduct the regulated activities of insurance intermediation and insurance management in and from Ireland.
Notifications to the CBI
There is an obligation to notify the CBI with respect to any material change to the information provided by Pine Walk Europe to the CBI at the point of its initial authorization, including the following:
•The identity of shareholders that have a qualifying holding in the intermediary;
•The amounts of those qualifying holding(s), (i.e., where there is an acquisition or disposal, resulting in an increase or decrease in direct or indirect shareholdings). For these purposes, a direct or indirect shareholding shall be interpreted as a direct or indirect holding of shares or other interests which either (a) represent 10% or more of the capital or voting rights, or (b) represent less than 10% of the capital or voting rights but which, in the opinion of the CBI, makes it possible to control or exercise a significant influence over the management of Pine Walk Europe; and/or
•The identities of the persons who have close links with the intermediary, i.e., the obligation is not limited to a change in “control.”
Bermuda Regulation
TFP Bermuda, one of our wholly-owned indirect subsidiaries, is a Bermuda exempted company limited by shares and is registered as an insurance agent under the Bermuda Insurance Act and related rules and regulations, as amended.
The Insurance Act defines an insurance agent as a person that, with the authority of an insurer, acts on an insurer’s behalf in relation to any or all of the following matters: the initiation and receipt of proposals, the issue of policies and the collection of premiums, being proposals, policies and premiums relating to insurance business.
The Insurance Act provides that no person may in or from within Bermuda carry on business as an insurance agent unless registered as an insurance agent under the Insurance Act by the BMA. TFP Bermuda’s registration may be cancelled by the BMA on certain grounds as specified in the Insurance Act, such as failure to comply with its obligations under the Insurance Act.

General Framework
Certain significant aspects of the Bermuda insurance regulatory framework applicable to TFP Bermuda are set forth below:
•maintain a principal office in Bermuda and an accurate list of all insurers for which it acts as insurance agent, and, if required in writing by the BMA to do so, provide the BMA with a copy of such list;
•file with the BMA a statutory financial return on or before June 30 of every year, together with a director declaration that it is fair and accurate; and
•comply with the Insurance Brokers and Insurance Agents Code of Conduct (the “IBA Code”), which prescribes the duties, requirements, standards, procedures and practices with which all insurance agents registered under the Insurance Act must comply, including to conduct their business in a sound and prudent manner. The BMA will assess TFP Bermuda’s compliance with the IBA Code in a proportional manner relative to the nature, scale and complexity of its business. Failure to comply with the requirements of the IBA Code will be taken into account by the BMA in determining whether TFP Bermuda is conducting its business in a sound and prudent manner as prescribed by the Insurance Act and may result in the BMA exercising its powers of intervention and investigation.
Controller Requirements
Every person who is, or is to be, a controller or officer of an insurance agent such as TFP Bermuda must meet the fit and proper person criteria as set out in the Insurance Act. Controllers and officers must have the relevant knowledge and experience, sufficient skills and capability and soundness of judgment to undertake and fulfill their particular duties and responsibilities. The controllers and officers must also be of high integrity. When considering whether to appoint a person as an officer or director, an insurance agent must take into consideration the fitness of such person to the specific duties that they are being appointed to perform. An ‘officer’ in relation to TFP Bermuda means a director or its chief executive.
TFP Bermuda must give written notice to the BMA of the fact that a person has become, or ceased to be, a shareholder controller or officer of the registered agent within 14 days of becoming aware of such fact, and file with the BMA on or before March 31 in each year, a list of every person who has become or has ceased to be an officer or shareholder controller during the previous calendar year.
Notifications to the BMA
TFP Bermuda must notify the BMA of facts that come to its attention, or where it has reason to believe, that a cyber reporting event has occurred. A cyber reporting event includes an event for which notice is required to be provided to a regulatory body or government agency relating to (i) any act that results in the unauthorized access to, disruption or misuse of the electronic systems or information stored on such systems of an insurance agent, including breach of security leading to the loss or unlawful destruction or unauthorized disclosure of or access to such systems or information and (ii) where such act of cyber reporting event is likely to adversely affect policyholders or clients if the event results in (x) a loss of system availability of the insurance agent, (y) the compromise of the integrity of information or data held by the insurance agent or (z) the unauthorized access to information systems of the insurance agent.
TFP Bermuda also must notify the BMA of facts that come to its attention, or where it has reason to believe, that it has failed to comply with a condition imposed upon it by the BMA.
Within 14 days of any such notification to the BMA, TFP Bermuda must also furnish the BMA with a written report setting out all of the particulars that are available to it.

U.A.E. Regulation
General Framework
In the U.A.E., our subsidiary, TFP ADGM, operates as an insurance intermediary and is authorized and licensed by the Abu Dhabi Global Market Financial Services Regulatory Authority (“FSRA”) to conduct the regulated activities of insurance intermediation and insurance management in and from the Abu Dhabi Global Market (“ADGM”).
Controller Requirements
Under the FSRA controller regime, prior written approval from the FSRA is required for any person who would indirectly acquire 10% or more of the shares or voting rights in TFP ADGM or its holding company, or otherwise obtain significant influence over the management of TFP ADGM, and further approval is required on increases at or across the 20%, 30% or 50% thresholds. In assessing a proposed change in control, the FSRA may consider factors including the reputation of the proposed controller or of any person who will direct the business of TFP ADGM following a change of control, the financial soundness of the proposed controller, TFP ADGM’s ability to continue to comply with its prudential requirements, whether the resulting group structure allows for effective supervision and the exchange of information with the FSRA where required, whether there are reasonable grounds to suspect money laundering or terrorist financing in connection with the transaction and whether the transaction is contrary to one or more of the FSRA’s objectives.
Notifications to the FSRA
The FSRA will consider, and make a determination with respect to, a completed change-in-control application within 90 days of receipt, unless the FSRA considers that a different period is appropriate and notifies TFP ADGM, although in practice the timeframe is typically shorter than the prescribed 90-day period.
Separately, TFP ADGM is required to keep an up-to-date record of its ultimate beneficial owners with 10% or more of the shareholding and/or voting power, whether directly or indirectly. In the event that an ultimate beneficial owner either acquires, or ceases to hold, such an interest, TFP ADGM must notify the ADGM Registration Authority of the change and the date that the change occurred within one month of such change occurring.
Lloyd’s Regulation
General Framework
As noted at “—Our Business—Underwriting Approach and Products”, we have launched two Syndicates at Lloyd’s – Syndicates 3123 and 2126. Business written within the Lloyd’s market is subject to oversight by the Corporation of Lloyd’s and must adhere to the market oversight framework set by it. In particular, each Syndicate at Lloyd’s must be managed by a Lloyd’s managing agent (which, in addition to being approved and regulated by the Corporation of Lloyd’s, is approved and regulated by the U.K. Prudential Regulation Authority and the FCA). The responsibilities of managing agents include submitting and agreeing business plans with Lloyd’s and ensuring Syndicates operate efficiently and adhere to the principles-based oversight regime at Lloyd’s covering areas such as underwriting profitability, claims management, reserving, capital and governance, risk management, and reporting. Currently, Asta is appointed as managing agent of both Syndicates 3123 and 2126, pursuant to a third-party syndicate management agreement entered into with respect to each Syndicate. Accordingly, Asta discharges the relevant managing agent responsibilities with respect to each of Syndicates 3123 and 2126 and is remunerated by fees and profit commissions. We underwrite the business for each of Syndicates 3123 and 2126 pursuant to binding authority agreements and all relevant TFP entities are approved by the Corporation of Lloyd’s as Lloyd’s coverholders in order to be able to do so. These delegated underwriting authority arrangements are subject to oversight by both Asta (as managing agent of the Syndicates) and the Corporation of Lloyd’s (see “Risk Factors—Risks Relating to Operations and Liquidity—Our outsourcing arrangements with Pelagos Insurance Capital subject us to oversight requirements that may constrain operational flexibility, limit business opportunities and impose compliance and reporting burdens. We are also subject to oversight by Asta in its role as Lloyd’s managing agent of Syndicates 3123 and 2126” for additional detail).

The majority of the capacity of Syndicate 3123 is provided by independent members of Lloyd’s, who would typically participate on a number of different syndicates within the market. They are advised by one of the recognized, regulated Lloyd’s members’ agents, who make recommendations to members regarding the level and balance of participations on Lloyd’s syndicates on an ongoing basis. If a member of Lloyd’s no longer wishes to participate on a particular syndicate, they are potentially able to sell the right to do so to another member, a system which has the advantage to members of delivering some value when altering their participation appetite and benefits the syndicates from encouraging support from new members who may purchase the participation rights. The overall effect of this is to encourage longer term participation of members in syndicates that perform well. The launch of Syndicate 3123 involved an agreement with the Corporation of Lloyd’s and the members’ agents to vary certain aspects of how this trading of capacity between Lloyd’s members operates, which was considered to be a positive development with the expectation that it would benefit the provision of capital to Syndicate 3123 in future years. This development by us was considered to be innovative and has since been adopted by other syndicates in the Lloyd’s market.
Human Capital
As of December 31, 2025, we employed 565 permanent employees across our three principal locations in Bermuda, Dublin and London (with a further 8 permanent employees based in other locations). This core workforce is complemented by the targeted use of temporary resources and managed services providers. Together, our resourcing model reflects a deliberate strategy to maintain a high-quality permanent employee base, while retaining the flexibility to scale at pace, move into new geographies, and closely manage our fixed cost base.
Our human capital strategy is founded on seeking to attract, develop and retain dedicated professionals with deep technical expertise and market knowledge. Given we operate in complex and highly-regulated (re)insurance markets, we place particular emphasis on building teams with strong underwriting, actuarial, operational, technological, compliance, and risk management expertise, which is further bolstered by continuous professional development. This approach has enabled us to scale our platform while maintaining disciplined risk management and operational resilience.
We benefit from a geographically diversified workforce, providing proximity to key markets, brokers, and (re)insureds and access to a wide international talent pool. Our recruitment practices are targeted and selective, focusing on both technical excellence and cultural alignment. Our hiring process incorporates personality, behavior and capability testing to ensure that employees not only have the skills required to excel in their roles but also a mindset that aligns with our ethos and values. We have, over time, demonstrated continuity of capability which has been achieved through disciplined recruitment and retention of talent. Our employee value proposition is underpinned by competitive compensation structures, clear performance management frameworks, and opportunities for career progression within a growing global business. Together, these practices promote employee engagement across our various locations. Our five days on-site policy further supports our employee engagement, as well as operating efficiency, by promoting close collaboration within and between teams and enabling us to react at speed to evolving market conditions.
None of our arrangements with employees are subject to collective bargaining agreements.
Facilities
We lease office space in each of Bermuda, Ireland, the United Kingdom, and Abu Dhabi, U.A.E. (while we currently maintain smaller, serviced offices in each of Miami and New York, United States). We renew and enter into new leases in the ordinary course of business (for further discussion of our leasing commitments as of December 31, 2025 see Note 10 “Lease Commitments” of our audited consolidated financial statements contained elsewhere in this prospectus).
Intellectual Property
Our intellectual property is an important component of our business model. We have developed a portfolio of proprietary technologies that are central to our operations and growth strategy (see “—Our Business—Use of Technology”). We rely on intellectual property laws, as well as contractual obligations and restrictions on our employees, consultants, contractors and other third parties relating to confidentiality and non-disclosure and assignment of intellectual property, to protect our intellectual property in our proprietary technologies and other commercially valuable information and data utilized in our business.
The TFP brand is a valuable asset that reinforces our strong market position and reputation. We have registered trademarks that protect the TFP brand identity against unauthorized use by others. In particular, we maintain registered trademarks in each of the United Kingdom, the European Union, and Bermuda. We do not have any registered trademarks in the United States. We have procedures in place to monitor for potential infringement or other violation of our registered intellectual property rights, and it is our policy to take appropriate action to defend and enforce our intellectual property rights, taking into account the strength of our potential claim, likelihood of success, cost, and overall commercial priorities. However, the steps we take may not be adequate and any associated failure to protect our intellectual property rights could adversely affect our competitive position, financial condition or results of operations (see “Risk Factors—Risks Relating to Operations and Liquidity—Infringement, misappropriation, dilution or other violations of our intellectual property or other proprietary information by third parties could harm our business”).
Data Privacy and Cybersecurity
We are subject to data privacy and cybersecurity laws relating to the policyholder data and other personal information we collect and must comply with stringent privacy standards, across a number of different jurisdictions including the United States, the United Kingdom, Bermuda, and the European Union. However, with respect to most lines of business that we underwrite, the personally identifiable information we collect and store with respect to policyholders is limited and basic, which we believe limits our exposure to such laws and regulations, and any potential changes thereto. We strive to maintain systems and processes to safeguard policyholder information that are designed to ensure compliance with evolving legal requirements (see also “Risk Factors—Risks Relating to Our Market and Industry—Rapid Advancements in AI, Including the Development of Artificial General Intelligence (“AGI”) and Machine Learning (“ML”) Technologies and Increasing Regulation of AI, Could Increase Competition, Disrupt Our Business Model and Increase Regulatory Risk” and “Risk Factors—Risks Relating to Operations and Liquidity—We Are Dependent on Information Technology Systems. Cybersecurity Incidents Impacting Such Information Systems and the Data Stored on and in Them May Hurt Us, Damage Our Reputation, Adversely Affect Policyholder Retention and Capacity Provider Relationships and Expose Us to Financial and Legal Liabilities”).
Legal Proceedings
From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, financial condition, results of operations or prospects. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors (see Note 19 “Commitments and Contingencies—Legal” of our audited consolidated financial statements contained elsewhere in this prospectus).

MANAGEMENT AND CORPORATE GOVERNANCE
Executive Officers and Directors
The following table sets forth, as of the date of this prospectus, the names, and positions of the individuals who are expected to serve as our directors and executive officers at the time of this offering of our Ordinary Shares as set forth in this prospectus.

Name	Age	Position
Richard Brindle	64	Group Chief Executive Officer and Chairman
Charles Mathias	64	Director and Deputy Chairman
Conor O’Riordan	33	Group Chief Financial Officer
John Paul O’Hare	36	Group Director of Underwriting
Michael Davern	45	U.K. Chief Underwriting Officer and Group Head of D&F Property and Energy
Biographical Information
Biographical information on our directors and executive officers is set forth below.
Executive Officers
Richard Brindle. Mr. Brindle is the founder, Chairman, and Group CEO of the Company. Mr. Brindle has a career of over 40 years in the insurance industry. Before establishing Fidelis Insurance in 2014, Mr. Brindle was the driving force behind Lancashire, founding the company in October 2005 and acting as CEO until April 2014. Mr. Brindle’s insurance career began in 1984 at Posgate and Denby Managing Agency, and since then has included spells at Syndicate 488, Charman Underwriting, Tarquin Underwriting from 1991 to 1998, and Ascot Underwriting Agency, where he was a non-executive board member from December 2001 to September 2005. Mr. Brindle is also a Trustee at Crossflow Limited, The Fidelis Foundation and The Brindle Foundation. Since 2019, Mr. Brindle has also served as a director of Pompey (which is a personal company). Mr. Brindle holds a Bachelor of Arts in Classics from Oxford University. We believe Mr. Brindle is qualified to serve as a member of our Board based on our review of his experience, qualifications, attributes, and skills, including his extensive insurance background and executive leadership experience.
Charles Mathias. Mr. Mathias currently serves as Deputy Chairman and Group Executive Director of The Fidelis Partnership, positions he has held since the Group’s formation. He also serves as the director nominated by TFP on the board of directors of Pelagos Insurance Capital. Prior to the formation of the TFP Group, Mr. Mathias served as Group Chief Risk Officer of Fidelis Insurance from November 2015 until July 2021 and thereafter served as Group Director of Underwriting from August 2021 until January 2023. From 2005 to 2015, Mr. Mathias worked at Lancashire, where he held various roles, including Chief Underwriting Officer of the Bermuda entity, Group Underwriting Operations Director and Group Chief Risk Officer. Prior to 2005 he held a number of roles with brokers and managing general agents in London, the United States and Mexico. Mr. Mathias is also a Trustee at Crossflow Limited, The Fidelis Foundation and International Care Ministries UK. Mr. Mathias holds an MA (Hons) in Modern History from Oxford University. We believe Mr. Mathias is qualified to serve as a member of our Board based on our review of his experience, qualifications, attributes, and skills, including his extensive background in underwriting and executive leadership and directorial experience in the insurance industry.
Conor O’Riordan. Mr. O’Riordan currently serves as Group Chief Financial Officer at The Fidelis Partnership and oversees financial reporting and planning, investor relations, corporate finance, new capacity structures, operations, human resources, and legal. He joined Fidelis Insurance in 2021 and prior to his current role, served as Chief Capacity Officer & Head of Corporate Finance, overseeing new Capacity Providers and executing group corporate transactions. Mr. O’Riordan has worked on a number of significant corporate initiatives, including the Bifurcation Transaction, the subsequent IPO of Pelagos Insurance Capital, TFP’s $2 billion unitranche debt refinancing, and the establishment of Syndicate 3123 supported by Lloyd’s Names and Syndicate 2126 with Blackstone. Prior to joining Fidelis Insurance, Mr. O’Riordan worked in financial services investment banking, handling M&A, IPO and financial advisory at RBC Capital Markets and Key Capital. Mr. O’Riordan graduated from Trinity College Dublin with a Masters in Finance and a Bachelors in Business and Economics.
John Paul O’Hare. Mr. O’Hare joined Fidelis Insurance in 2018 and currently serves as Group Director of Underwriting at The Fidelis Partnership, where he is responsible for underwriting performance, portfolio strategy, pricing discipline, and risk allocation across the Group’s global specialty (re)insurance businesses. In this role, he oversees portfolio analytics, risk allocation, and underwriting discipline to ensure sustainable profitability and disciplined growth. Mr. O’Hare played a key role in the Bifurcation Transaction, ensuring the transaction’s suitability and profitability. Earlier in his tenure at Fidelis Insurance, Mr. O’Hare served as an Actuary supporting the Reinsurance and Bespoke pillars, and led the development of advanced pricing and risk assessment capabilities that supported the expansion of the Group’s Specialty pillar. Prior to joining Fidelis Insurance, Mr. O’Hare held actuarial roles at Brit, Aon and Allstate. Mr. O’Hare is a Fellow of the Institute of Actuaries. He holds a degree in Actuarial Science and Risk Management from Queen’s University Belfast.
Michael Davern. Mr. Davern joined Fidelis Insurance from AXA XL in March 2020 and currently serves as U.K. Chief Underwriting Officer and Group Head of D&F Property and Energy at The Fidelis Partnership. Mr. Davern began his career at Lane Clark & Peacock Actuarial Consultancy in 2003. He joined Catlin in 2008 where he qualified as a Fellow of the Institute of Actuaries and served as the property actuary responsible for pricing, reserving and capital modeling for all property lines worldwide across the group. In 2010, he moved to the underwriting side as class underwriter writing International and US D&F property business for the Lloyd’s of London Syndicate. He progressed to Underwriting Manager and established the middle market cost centre, writing a combination of delegated authority and open-market business. Mr. Davern graduated from Oxford University with a Master of Physics degree in 2003.
Non-Employee Directors
We will include the non-employee Directors in a subsequent amendment to the registration statement.
Board Leadership Structure
Mr. Brindle is the chairman of our Board.
Family Relationships
There is no family relationship between any director or executive officer and any other director or executive officer.
Board Composition
Our business and affairs are managed under the direction of the Board.
The Amended and Restated Bye-Laws will provide that the Board will be divided into three classes, designated Class I, Class II and Class III, as nearly equal in number as possible, with the directors in each class serving staggered three-year terms, and one class being elected each year. Our directors will be divided among the three classes as follows:
•the Class I Directors will be           , who were re-elected at the annual general meeting held on          , and their terms will expire at the first annual general meeting to be held after the consummation of this offering;
•the Class II Directors will be           , and their initial terms will expire at the second annual general meeting to be held after the consummation of this offering; and
•the Class III Directors will be           , and their initial terms will expire at the third annual general meeting to be held after the consummation of this offering.

The classified Board will remain in place until the annual general meeting occurring in          , following which, all of the directors shall be of one class and shall serve for a term ending at the next following annual general meeting.
When considering whether directors and nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable the Board to satisfy its oversight responsibilities effectively in light of our business and structure, the Board focused primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth in “—Biographical Information” above. The effectiveness of the Board is reviewed annually. We continue to believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.
Director Independence
As a “foreign private issuer”, as defined by the SEC, under the listing requirements and rules of the          we are not required to have independent directors on the Board, except to the extent that our Audit Committee is required to consist fully of independent directors, subject to certain phase-in periods. The listing standards of the          applicable to U.S. domestic issuers require that, subject to specified exceptions, each member of a listed company’s audit committee be independent, following a phase-in period. In addition, the listing standards of the          require that audit committee members satisfy independence criteria set forth in Rule 10A-3 under the Exchange Act. Nevertheless, the listing standards further provide that a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.
The Board will affirmatively determine that each of          ,          and          meets the definition of “independent director” under the applicable rules of the          . In making this determination, the Board will consider the relationships that each such non-employee director has with us and all other facts and circumstances that the Board deems relevant in determining such director’s independence, including beneficial ownership of Ordinary Shares.
Role of the Board in Risk Oversight
The Board is responsible for overseeing our risk management process. The Board focuses on our general risk management strategy and the most significant risks facing us, as well as oversees the implementation of risk management strategies by executive management. Members of our executive management will report regularly to our non-executive directors and the Audit Committee to ensure effective and efficient oversight of our activities and the ongoing monitoring of management controls.
Foreign Private Issuer Exemption
As a “foreign private issuer,” as defined by the SEC, we are permitted to follow, and do follow, home country corporate governance practices instead of certain corporate governance practices required for U.S. domestic issuers, provided that we disclose which requirements we are not following and the equivalent requirement in Bermuda (i.e., our home country). Following the completion of this offering, we intend to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and the corporate governance rules and listing standards.
We rely on the foreign private issuer exemption to certain of the corporate governance standards with respect to matters related to our independent director oversight of executive compensation, proxy solicitation, quorum and shareholder approval. We may decide to rely upon the foreign private issuer exemption for purposes of opting out of some or all of the corporate governance rules applicable from time to time to U.S. domestic issuers. Currently, the following identifies the significant differences between our corporate governance practices and the corporate governance standards applicable to U.S. domestic issuers listed on the               .
•The                   requires U.S. issuer listed companies to have a nominating and corporate governance committee composed entirely of independent directors and a committee charter detailing the committee’s purpose and responsibilities and an annual performance evaluation of the committee. Foreign private issuers, however, are exempt from this requirement. Under Bermuda law and our Amended and Restated

Bye-Laws, we are not required to have a nominating and corporate governance committee, and the Board itself will exercise such functions.
•The                   requires U.S. issuer listed companies to have a compensation committee composed entirely of independent directors and a committee charter detailing the committee’s purpose and responsibilities, an annual performance evaluation of the committee and the rights and responsibilities of the committee with respect to retaining or obtaining advice from an independent adviser. Foreign private issuers, however, are exempt from this requirement. Under Bermuda law and our Amended and Restated Bye-Laws, we will not be required to have an entirely independent compensation committee, and the Board itself will exercise such functions.
Additionally, because we are a foreign private issuer, our directors and officers are exempt from the “short-swing” profit recovery provisions of Section 16(b) and the short-selling prohibitions of Section 16(c) with respect to their purchases and sales of Ordinary Shares or our other securities. All shareholders, however, will be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers.
Committees of the Board
The Board will have an Audit Committee and the Audit Committee will have the composition and responsibilities described below. The Board may establish such other ad hoc or standing committees as it shall determine in its discretion from time to time.
Audit Committee
The Audit Committee will comprise    (Chair),          and         , each of whom will be independent for purposes of the rules and Rule 10A-3 under the Exchange Act. The Board will determine that each of the members of the Audit Committee is financially literate as such term is defined by applicable           and SEC requirements. In addition, the Board will determine that         qualifies as having accounting or related financial management expertise pursuant to requirements and will be an “audit committee financial expert” pursuant to the rules and regulations of the SEC.
Governance
The Board will have oversight duties with respect to our compensation philosophy and strategy and that of our subsidiaries, including, but not limited to, approval of our policies relating to the compensation of our employees, the approval of any issuance of equity or equity-based securities, and oversight of the compensation of our Group CEO, executive officers, and non-executive directors. The Board will also have oversight of the evaluation of management and the Board itself, corporate governance matters and practices and recommendations to identify, evaluate and nominate individuals qualified to become Board members, including for approval by shareholders at the annual general meetings of shareholders.
Committee Interlocks and Insider Participation
None of our executive officers currently serves, or in the past fiscal year has served, as a member of the Board or compensation committee of another entity that has one or more executive officers serving on the Board.
Code of Business Conduct and Ethics
Upon the listing of our Ordinary Shares on the                     , the Board will adopt a code of business conduct and ethics (“Code of Conduct”) applicable to our employees, directors, and officers, including our Group CEO, Group Chief Financial Officer, and other executive officers, in accordance with applicable U.S. federal securities laws and the corporate governance rules of                    . This Code of Conduct will be a “code of ethics,” as defined in Item 406(b) of Regulation S-K under the Securities Act. Upon consummation of this offering, our code of ethics will be available on our website, https://www.fidelispartnership.com. We intend to disclose any amendments to our Code of Conduct, or waivers of its requirements, on our website or in our public filings under the Exchange Act.

The reference to our website is an inactive textual reference only, and information contained therein or connected thereto is not incorporated into this prospectus or the registration statement of which it forms a part.
Directors’ and Officers’ Insurance
We have obtained and maintain civil liability insurance coverage for acts carried out by our directors and officers in the course of their duties.
Indemnification Agreements
In connection with this offering, we will enter into indemnification agreements with each of our directors and executive officers. The indemnification agreements will provide our directors and executive officers with contractual rights to indemnification and expense reimbursement to the fullest extent permitted by law. We will also indemnify such persons to the extent they serve at our request as a director or officer of any of our subsidiaries, to the fullest extent permitted by law. A form of the indemnification agreement is filed as an exhibit to the registration statement of which this prospectus forms a part.
Ordinary Share Ownership
The Ordinary Shares and other equity securities issued and outstanding and beneficially owned by our directors and executive officers and/or entities affiliated with these individuals are disclosed in the section titled “Principal and Selling Shareholders.”

EXECUTIVE COMPENSATION
Director Compensation
Legacy Compensation
We paid approximately $          million as aggregate compensation to non-executive directors of our Board for their services to the Company during 2025. This compensation for the non-executive directors of our Board was in the form of cash fees for Board service, payable in accordance with the terms of each such individual’s non-executive director appointment letter (where applicable) with us.
Mr. Brindle, our Group CEO and Chairman of the Board, and Charles Mathias, our Deputy Chairman, did not receive any compensation for their services as directors of the Board in 2025.
All directors are reimbursed for travel and other related expenses incurred while attending Board meetings.
Post-Offering Compensation
A compensation program will be adopted for the independent non-executive directors of the Board upon or following the consummation of this offering to ensure strategic alignment with our shareholders. This is expected to be achieved by progressively moving the mix of compensation between cash fees and equity grants to a position commensurate with our peers and the market more broadly through a market review. In addition to an annual retainer payable to independent non-executive directors of the Board, all such non-executive directors of the Board will be reimbursed for reasonable and properly documented expenses incurred in relation to the performance of their duties as directors, including travel expenses incurred in connection with their attendance at Board and committee meetings, as applicable. We also expect to adopt share ownership guidelines for our non-executive directors of the Board (other than any non-executive director who is on the Board as a result of the shareholdings of any institution to which they are affiliated and who do not personally receive equity interests as compensation for their service on the Board). Directors of the Board who are also our executive officers will not receive additional compensation for their service as directors of the Board.
Senior Management Compensation
Overview
In relation to 2025, the members of senior management identified as executive officers in “Management and Corporate Governance—Executive Officers and Directors,” Richard Brindle, Charles Mathias, Conor O’Riordan, John Paul O’Hare, and Michael Davern, have been awarded approximately $          million in aggregate compensation, comprising: (i) base salary of approximately $          million; (ii) discretionary bonuses, which include annual bonuses paid in 2026 for service during 2025 of approximately $          million; (iii) amounts accrued or otherwise set aside to provide pension, retirement or similar benefits by us of approximately $      million; and (iv) other benefits with a value of approximately $          million, measured based on the cost to us to provide such benefits. While our executive officers received option grants over Class B common shares in 2025 (see paragraph below), no accounting charge has been recognized in relation to these grants as the options can only be exercised upon the occurrence of certain exit events, at which time we will recognize an accounting expense in relation to those options that are being exercised by reference to the fair value of the underlying equity on that date. Accordingly, we have not reported any value relating to the options granted to our executive officers in 2025.
During 2025, our executive officers received an aggregate of options to purchase          Class B common shares with an exercise price of $3.48 per unit and of which          had an expiration date of          and only expire upon the occurrence of a change in control transaction in which the relevant executive officer would not receive net proceeds in excess of such exercise price.
Compensation Philosophy
In connection with this offering, we have retained Korn Ferry as a compensation consultant to assist with establishing senior management compensation levels and to advise on annual and long-term incentive plan design.

Our executive compensation philosophy is to link executive compensation with individual achievement, Company performance and shareholder value creation. Our executive compensation program is designed to attract, motivate and retain high-caliber leaders, align pay with performance and support our long-term strategy with an appropriately balanced mix of fixed and variable compensation. This is reflected in our following key objectives:
•Attract, retain and reward executive officers capable of achieving our business objectives;
•Offer competitive compensation opportunities that reward individual performance and contribution to Company performance;
•Align the long-term interests of executive officers and shareholders; and
•Provide a comprehensive compensation package commensurate with performance achieved and value created for our shareholders.
When establishing and reviewing our compensation philosophy and programs, we design our program to promote strong financial performance both annually and on a long-term basis through a combination of base salaries, annual cash bonus awards, and awards granted pursuant to our long-term incentive programs (collectively, the “Long-Term Incentive Programs”), as described below (such awards, the “LTIP Awards”). We consider whether such Long-Term Incentive Programs align the interests of our directors and officers with those of our shareholders and whether such Long-Term Incentive Programs promote our long-term success and growth, and delivery of strong returns to our shareholders. They also take account of our status as a growth-oriented business, whose people are our key asset and whose culture promotes an appropriate level of entrepreneurialism without unnecessary or excessive risk taking.
In the normal course of business, Mr. Brindle, as Chairman and Group CEO, will be responsible for proposing the base salary, the annual cash bonus and the LTIP Awards subject to the Long-Term Incentive Programs for the executive officers, excluding himself. Once proposed, the Board (or a sub-set of directors tasked with overseeing compensation matters) will discuss such proposal and arrive at a conclusion. The Board (or a sub-set of directors tasked with overseeing compensation matters) will also make the decision regarding Mr. Brindle’s compensation and will ensure that full and proper dialogue with him has taken place before arriving at its conclusion. A description of our annual cash bonus and Long-Term Incentive Programs are set forth in further detail below.
The Board shall delegate authority to make the LTIP Awards, subject to the rules and limits of the Long-Term Incentive Programs, to all other eligible participants (other than the executive officers) to Mr. Brindle, as Chairman and Group CEO.
Components of Compensation
Long-Term Incentive Programs
Legacy Share Compensation
We have an existing Long-Term Incentive Program in place (the “Legacy Share Program”), pursuant to which the following LTIP Awards have been made to employees, former employees and other relevant individuals: (i) certain participants have been granted LTIP Awards and now hold Class B common shares and (ii) certain participants have been granted LTIP Awards in the form of options (the “Options”) over Class B common shares (the “Optionholders”). The offering shall constitute a Partial Sale, which is defined as a transaction in which the holders of the Class B common shares are permitted to sell fewer than all of their Class B common shares in consideration for cash. Therefore, as part of the offering, (i) each Optionholder will be deemed to have automatically exercised his or her Options over the number of Class B common shares that is equal to the proportion of Class B common shares that holders of Class B common shares are permitted to sell in such Partial Sale (in each case, before giving effect to the Share Reclassification); (ii) such Class B common shares will be converted into Ordinary Shares as part of the Share Reclassification and all such Ordinary Shares shall be sold in the offering; and (iii) Options not permitted to be sold in such Partial Sale (i.e., those Options that remain unexercised) (as detailed further below) shall be settled on a future exercise by Ordinary Shares that are to be held by The Fidelis Partnership Employee

Benefit Trust, which is the employee benefit trust established pursuant to a trust deed dated July 16, 2025 between us and Ocorian Trustees (Jersey) Limited for the purposes of holding the shares issued to employees working for us under the Legacy Share Program. To be clear, these Ordinary Shares will already be in issuance prior to the effective date of this offering and as such these Options shall not give rise to further dilution.
Our executive officers hold the following number of Class B common shares and Options over Class B common shares:
•          Class B common shares are currently held by executive officers in aggregate;
•          Options over Class B common shares are currently held by executive officers in aggregate (with the exercise price of such Options equal to $3.48 per Class B common share) (inclusive of the grants made during 2025 noted above).
2026 Share Incentive Plan
In connection with this offering, the Board expects to adopt the 2026 Share Incentive Plan (the “2026 Incentive Plan”) prior to the effective date of this offering.
The purposes of the 2026 Incentive Plan are to (i) align the interests of our shareholders and those eligible for LTIP Awards under the 2026 Incentive Plan by increasing the proprietary interest of such recipients in our growth and success; (ii) advance our interests by attracting and retaining executive officers, other employees, non-employee directors and other service providers; and (iii) motivate such persons to act in our long-term best interests and those of our shareholders.
The 2026 Incentive Plan provides for the grant of the following LTIP Awards: incentive share options (within the meaning of the U.S. Tax Code), non-qualified share options, share appreciation rights, restricted shares awards, restricted share units, and other share awards (in each case, that may be subject to time or performance vesting). Executive officers, non-employee directors, employees and other service providers, and those expected to become employees, are eligible to receive such LTIP Awards. The 2026 Incentive Plan will be effective as of the date the 2026 Incentive Plan is approved by the Board. The 2026 Incentive Plan will terminate on the ten-year anniversary of its approval by the Board, unless terminated earlier by the Board. The material terms of the 2026 Incentive Plan are as follows:
Shares Subject to the Plan. The number of shares reserved for issuance under the 2026 Incentive Plan is Ordinary Shares, plus an annual increase added on the first day of each fiscal year, beginning with the fiscal year ended December 31, 2026 and continuing until the last fiscal year within the term of the 2026 Incentive Plan. The annual increase will be equal to the lesser of (i)          % of the number of Ordinary Shares issued on December 31 of the immediately preceding fiscal year and (ii) an amount determined by the Board. The number of Ordinary Shares available for issuance under the 2026 Incentive Plan will not be reduced by Ordinary Shares issued in settlement of the Options outstanding under the Legacy Share Program (described above).
To the extent an LTIP Award granted under the 2026 Incentive Plan (other than any substitute award) expires or otherwise terminates without having been exercised or paid in full, or is settled in cash, the Ordinary Shares subject to such LTIP Award will become available for future grant under the 2026 Incentive Plan. In addition, to the extent Ordinary Shares subject to an LTIP Award are withheld to satisfy a participant’s tax withholding obligation upon the exercise or settlement of such LTIP Award (other than any substitute LTIP Award) or to pay the exercise price of a share option or share appreciation right, such Ordinary Shares will become available for future grant under the 2026 Incentive Plan. The aggregate value of cash compensation and the grant date fair value of Ordinary Shares that may be awarded or granted during any of our fiscal years to any non-employee director, for his or her services as a non-employee director, may not exceed $          .
Plan Administration. The Board (or a sub-set of directors tasked with overseeing compensation matters) will administer the 2026 Incentive Plan as it relates to our executive officers, and the Board will delegate the authority to administer the 2026 Incentive Plan for all other eligible participants to our Group CEO (including the authority to determine the eligibility for LTIP Awards and the terms, conditions, and restrictions, including vesting terms, the number of Ordinary Shares subject to an LTIP Award and any performance goals applicable to grants made under the 2026 Incentive Plan). The Board has the authority to amend and modify the 2026 Incentive Plan, subject to any shareholder approval required by law or stock exchange rules.
Clawback. LTIP Awards granted under the 2026 Incentive Plan and any cash payment or Ordinary Shares delivered pursuant to an LTIP award are subject to forfeiture, recovery, or other action pursuant to the applicable award agreement or any clawback or recoupment policy that we may adopt, including any policy that we may be required to adopt under the Dodd-Frank Wall Street Reform and Consumer Protection Act and any implementing rules and regulations thereunder, or as otherwise required by law or applicable listing standards.
Employment Agreements
We will include a description of the Employment Agreements in a subsequent amendment to the registration statement.
Annual Bonus Plan
Our executive officers are eligible to receive a discretionary annual cash bonus, intended to incentivize achievement of Company business goals and to reward executive officers for their contributions toward the achievement of these goals. As an additional governing mechanism, our firm-wide annual bonus pool is calculated as 10% of Adjusted EBITDA.

PRINCIPAL AND SELLING SHAREHOLDERS
The following table sets forth certain information regarding the beneficial ownership of Ordinary Shares at,                    2026 by (i) each person who is known by us to beneficially own 5.0% or more of the Ordinary Shares; (ii) each of our directors and named executive officers; (iii) all of our directors and executive officers as a group; and (iv) the Selling Shareholders (as defined below).
Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting of such securities, or to dispose or direct the disposition of such securities, or has the right to acquire such securities or such powers within 60 days.
To our knowledge, except as disclosed in the footnotes to the following table and subject to applicable community property laws, we believe that each beneficial owner identified in the table possesses sole voting and investment power over all Ordinary Shares shown as beneficially owned by such beneficial owner.
For purposes of the table below, the percentage ownership calculations for beneficial ownership are based on Ordinary Shares outstanding at,                    2026. Such beneficial ownership information is presented on the following basis:
(1)immediately prior to the completion of this offering, after giving effect to the Share Reclassification;
(2)following the sale of Ordinary Shares in this offering, assuming no exercise of the underwriters’ option to purchase additional Ordinary Shares; and
(3)following the sale of Ordinary Shares in this offering, assuming the underwriters’ option to purchase additional Ordinary Shares is exercised in full.
The information in the table and the footnotes below with respect to each Selling Shareholder has been obtained from that Selling Shareholder. When we refer to the “Selling Shareholders” in this prospectus, we mean the individuals and entities listed in the table below as offering Ordinary Shares as well as the pledgees, donees, assignees, transferees, successors, and others who may hold any of the Selling Shareholders’ interests.
Unless otherwise indicated in the table or footnotes below, the address for each beneficial owner listed under “Directors and Named Executive Officers ” is 22 Bishopsgate, 42nd Floor, London, EC2N 4BQ, U.K.

	Ordinary Shares Prior to this Offering		Ordinary Shares Offered Hereby		Ordinary Shares After this Offering, Assuming No Option Exercise		Ordinary Shares After this Offering Including Full Option Exercise
Names of Beneficial Owners	Number	%	Number	%	Number	%	Number	%
Directors and Named Executive Officers
Richard Brindle(1)
Charles Mathias(2)
Conor O’Riordan(3)
John Paul O’Hare(4)
Michael Davern(5)

All Directors and Executive Officers as a Group (individuals)(6)
5% or Greater Shareholders

Other Selling Shareholders
__________________
*Represents beneficial ownership of less than 1%.
(1)Consists of (i)               Ordinary Shares held by Mr. Brindle; and (ii)               Ordinary Shares issuable pursuant to outstanding stock options held by Mr. Brindle that are currently exercisable or would be exercisable within 60 days of               , 2026.
(2)Consists of (i)               Ordinary Shares held by Mr. Mathias; and (ii)               Ordinary Shares issuable pursuant to outstanding stock options held by Mr. Mathias that are currently exercisable or would be exercisable within 60 days of               , 2026.
(3)Consists of (i)               Ordinary Shares held by Mr. O’Riordan; and (ii)               Ordinary Shares issuable pursuant to outstanding stock options held by Mr. O’Riordan that are currently exercisable or would be exercisable within 60 days of               , 2026.
(4)Consists of (i)               Ordinary Shares held by Mr. O’Hare; and (ii)               Ordinary Shares issuable pursuant to outstanding stock options held by Mr. O’Hare that are currently exercisable or would be exercisable within 60 days of               , 2026.
(5)Consists of (i)               Ordinary Shares held by Mr. Davern; and (ii)               Ordinary Shares issuable pursuant to outstanding stock options held by Mr. Davern that are currently exercisable or would be exercisable within 60 days of               , 2026.
(6)Consists of (i)               Ordinary Shares; and (ii)               Ordinary Shares issuable pursuant to outstanding stock options that are currently exercisable or would be exercisable within 60 days of               , 2026.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
The following is a description of certain related party transactions we have entered into since January 1, 2023 with related parties (as defined below) other than compensation arrangements, which are described in the section titled “Executive Compensation.”
Registration Rights Agreement
We have a registration rights agreement (the “Registration Rights Agreement”) with certain of our principal shareholders identified on the signature pages thereto. The Registration Rights Agreement grants certain demand registration rights, shelf registration rights, piggyback registration rights, and related indemnification rights from us with respect to our Common Shares and, following the Share Reclassification, our Ordinary Shares, subject to customary restrictions and exceptions. A more detailed summary of the Registration Rights Agreement will be included in an amendment to this registration statement.
Shareholders’ Agreement
The existing shareholders will continue to be shareholders of TFP Group Limited, following the consummation of this offering. The existing shareholders are currently party to the Amended and Restated Shareholders’ Agreement, which contains provisions that govern the rights and obligations of the existing shareholders, including, but not limited to, transfer restrictions and corporate governance matters. Such agreement terminates upon the completion of certain prescribed corporate transactions, which would include this offering, in accordance with its terms.
Under the Amended and Restated Shareholders’ Agreement, Travelers, Capital Z, and Further Global are each entitled to nominate one representative director to the Board, so long as they each beneficially own a specified minimum percentage of our Common Shares.
Policies and Procedures for Approval of Related Party Transactions
In connection with this offering, we expect to adopt a related party transactions policy pursuant to which certain related parties, including (a) our affiliates, (b) any unconsolidated enterprise in which we have a significant influence or which has significant influence over us, (c) any individual owning, directly or indirectly, an interest in our voting power that gives such individual significant influence over us, and close family members of such individual, (d) our directors and senior management and close family members of such individuals, and (e) any enterprise in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such person is able to exercise significant influence (each a “related party”), will not be permitted to enter into a related party transaction (as defined below) with us without the approval of our Audit Committee. Any request for us to enter into any loan with a related party or any transaction with a related party that is material to us or the related party, or that is unusual in its nature or conditions, involving goods, services or tangible or intangible assets (a “related party transaction”) will require the approval of our Audit Committee except for transactions which have been pre-approved by our Audit Committee.
Under the related party transactions policy, if we should discover a related party transaction that has not been approved, our Audit Committee will be notified and will determine the appropriate action, including approval, ratification, amendment or termination of the transaction, or, with respect to any related party transaction that is no longer pending or ongoing, rescission, and/or disciplinary action. Any review of a related party transaction by the Audit Committee shall be reported to the full Board.

DESCRIPTION OF SHARE CAPITAL
The following description of TFP Group Limited’s share capital summarizes certain provisions of the Amended and Restated Bye-Laws that will become effective as of the listing of our Ordinary Shares on               . Such summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Amended and Restated Bye-Laws, copies of which will be filed as exhibits to the registration statement of which this prospectus forms a part, and applicable Bermuda law. Prospective investors are urged to read the exhibits for a complete understanding of the Amended and Restated Bye-Laws. The descriptions of our Ordinary Shares reflect changes to our capital structure that will occur upon the listing of our Ordinary Shares on               .
General
TFP Group Limited is a Bermuda exempted company limited by shares registered with the Registrar of Companies in Bermuda under registration number 202200924. We are incorporated under the name “TFP Group Limited.” Our registered office is at Clarendon House, 2 Church Street, Hamilton, HM 11 Bermuda. Our agent for service of process in the United States in connection with this offering is Puglisi & Associates.
The objects for which we are formed and incorporated are unrestricted and we have the capacity, rights, powers and privileges of a natural person. We therefore are able to undertake activities without restriction on our capacity.
Share Capital
After the consummation of this offering, our authorized share capital will consist of           Ordinary Shares, par value $0.01 per share.
Ordinary Shares
Our Ordinary Shares have no preemptive rights or other rights to subscribe for additional shares and no rights of redemption, conversion or exchange. Under certain circumstances and subject to the provisions of the Amended and Restated Bye-Laws, we may be required to make an offer to repurchase shares held by shareholders. All of our issued and outstanding Ordinary Shares, including the issued and outstanding Ordinary Shares covered by this prospectus, are fully paid and non-assessable. For additional information regarding certain provisions relating to our Ordinary Shares under the Bermuda Companies Act and our Amended and Restated Bye-Laws, compared to a Delaware corporation (see “Comparison of Shareholder Rights”).
Ordinary Share Dividend and Distribution Rights
Under Bermuda law, a company may not declare or pay dividends out of profits or make a distribution out of contributed surplus if there are reasonable grounds for believing that: (i) it is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) the realizable value of its assets would thereafter be less than its liabilities. Under the Amended and Restated Bye-Laws, each Ordinary Share is entitled to dividends, as and when dividends are declared by the Board, subject to any preference dividend right of the holders of any preference securities.
The boards of directors of the operating subsidiaries have absolute discretion, subject to statutory requirements, regulatory requirements and the terms of our existing indebtedness, to declare dividends at any time. The Board will decide the appropriate use of any funds received by way of dividend from an operating subsidiary, including, possibly, declaration of dividends or share repurchases by us (see “Dividend Policy” for more information on our dividend policy).
Voting Rights
Holders of our Ordinary Shares will have one vote for each Ordinary Share held by them and will be entitled to vote, on a non-cumulative basis, at all meetings of the shareholders.

Rights Upon Liquidation
In the event of our liquidation, dissolution or winding up, the holders of our Ordinary Shares will be entitled to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities, subject to the liquidation preference on any issued and outstanding preference securities.
Variation of Rights
If at any time we have more than one class of shares, the rights attaching to any class, unless otherwise provided for by the terms of issue of the relevant class, may be varied with the approval of the Board and with the consent in writing of the holders of a Simple Majority (as defined in the Amended and Restated Bye-Laws) of that class or with the sanction of a resolution passed by a Simple Majority at a separate general meeting of the holders of the shares of the class at which meeting the necessary quorum will be two persons at least holding or representing by proxy a Simple Majority. The Amended and Restated Bye-Laws specify that the creation or issuance of shares ranking pari passu or senior with existing shares will not, unless expressly provided by the terms of issue of existing shares, vary the rights attached to existing shares.
Certain Provisions of the Amended and Restated Bye-Laws
Certain provisions of the Amended and Restated Bye-Laws may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including an attempt that might result in such shareholder’s receipt of a premium over the market price for his or her Ordinary Shares. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with the Board, which could result in an improvement of such persons’ terms.
Number of Directors
The Amended and Restated Bye-Laws provide that the Board shall have not fewer than               directors and not more than               directors with the exact number of directors to be determined from time to time by resolution adopted by the affirmative vote of a simple majority of the Board.
Upon the listing of our Ordinary Shares on               , in accordance with the terms of the Amended and Restated Bye-Laws, the Board will be divided into three classes, designated Class I, Class II, and Class III, with members of each class serving staggered three-year terms. Each director will serve for a term ending on the date of our third annual general meeting next following the annual general meeting at which such director was elected; provided that directors initially designated as Class I directors will serve for an initial term ending on the date of our first annual general meeting next following the annual general meeting at which such directors were elected, directors initially designated as Class II directors will serve for an initial term ending on our second annual general meeting next following the annual general meeting at which such directors were elected; and directors initially designated as Class III directors will serve for an initial term ending on our third annual general meeting next following the annual general meeting at which such directors were elected.
Our classified Board prevents shareholders from electing an entirely new board at an annual general meeting and could have the effect of delaying or discouraging acquisition of us or a change in management. The classified board will be in place until the annual general meeting occurring in 2034, following which, all of the directors shall be of one class and shall serve for a term ending at the next following annual general meeting.
Removal of Directors
Shareholders representing          % of our issued and outstanding voting shares, at any general meeting convened and held for such purpose in accordance with the Amended and Restated Bye-Laws, may remove a director for certain specified causes, including but not limited to indictment by a court and willful and material failure or refusal to perform his or her duties as a director.
Notice of any such meeting convened for the purpose of removing a director must contain a statement of the intention so to do and be served on such director not less than sixty days before the meeting and at such meeting such director will be entitled to be heard on the motion for such director’s removal.

Shareholder Advance Notice Procedures
Notice of an annual general meeting and special general meeting must be given to shareholders at least               days before the date of such meeting, stating the date, place and time at which the meeting is to be held and business to be conducted at the meeting, including, for annual general meetings, the election of directors.
A general meeting may be called on shorter notice provided that (i) in the case of an annual general meeting, with the agreement of all of the shareholders entitled to attend and vote at such meeting and (ii) in the case of a special general meeting, with the agreement of a majority in number of the shareholders entitled to attend and vote at such meeting, together holding not less than               % in nominal value of the shares entitled to be voted at such meeting.
Failure to provide notice of a general meeting to any person entitled to receive notice will not invalidate the proceedings conducted at such meeting. The Amended and Restated Bye-Laws contain detailed provisions setting out the manner in which a notice of a general meeting must be served effectively on the shareholders.
Amendments to the Amended and Restated Bye-Laws
The Amended and Restated Bye-Laws provide that no Bye-Law may be rescinded, altered or amended and no new Bye-Law can be made, save in accordance with the Bermuda Companies Act, unless a resolution is approved by the Board and a simple majority of shareholders.
Meetings of Shareholders
Annual General Meetings
An annual general meeting will be held in each year at such time and place as the Board determines, unless we elect to dispense with the holding of annual general meetings in accordance with the Bermuda Companies Act.
Special General Meetings
The Board may convene a special general meeting whenever in its judgment such a meeting is necessary and in accordance with the advance notice provisions.
Requisitioned General Meetings
Shareholders holding not less than          % of our paid-up share capital carrying the right to vote at general meetings may require the Board to convene a special general meeting in accordance with the provisions of the Bermuda Companies Act and in accordance with the advance notice provisions set out in the Amended and Restated Bye-Laws.
Market Listing
We intend to apply to list our Ordinary Shares on               under the symbol “TFP.”
Transfer Agent and Registrar
Following the listing of our Ordinary Shares on               , the transfer agent and registrar for our Ordinary Shares will be          .

COMPARISON OF SHAREHOLDER RIGHTS
Prospective investors should be aware that the Bermuda Companies Act , which applies to us, differs in certain material respects from laws generally applicable to U.S. companies incorporated in the State of Delaware and their shareholders. The following is a summary of certain significant differences between the Bermuda Companies Act (including modifications adopted pursuant to our Amended and Restated Bye-Laws) and Bermuda common law applicable to us and our shareholders, on the one hand, and the provisions of the Delaware General Corporation Law applicable to U.S. companies organized under the laws of Delaware and their shareholders, on the other hand.
Duties of Directors
The Bermuda Companies Act authorizes the directors of a company, subject to its bye-laws, to exercise all powers of the company except those that are required by the Bermuda Companies Act or the company’s bye-laws to be exercised by the shareholders of the company. Our Amended and Restated Bye-Laws provide that our business is to be managed and conducted by the Board. In accordance with Bermuda common law, members of a board of directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty includes the following essential elements:
•a duty to act in good faith in the best interests of the company;
•a duty not to make a personal profit from opportunities that arise from the office of director;
•a duty to avoid situations in which there is an actual or potential conflict between a personal interest or the duties owed; and
•a duty to exercise powers for the purpose for which such powers were intended.
The Bermuda Companies Act imposes a duty on directors and officers of a Bermuda company:
•to act honestly and in good faith with a view to the best interests of the company; and
•to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.
The Bermuda Companies Act also imposes various duties on directors and officers of a company with respect to certain matters of management and administration of such company.
Under Bermuda law, directors and officers generally owe fiduciary duties to the company itself, not to the company’s individual shareholders or members, creditors or any class of shareholders, members or creditors. Our shareholders may not have a direct cause of action against our directors.
Under Delaware law, the business and affairs of a company are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the company and a fiduciary duty of loyalty to act in the best interests of its shareholders. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the company. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the company and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the company. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the company.

Interested Directors
Bermuda law provides that a transaction entered into by us in which a director has an interest will not be voidable by us and such director will not be liable to us for any profit realized pursuant to such transaction as a result of such interest, provided that the nature of the interest is disclosed at the first opportunity, either at a meeting of directors or in writing to the directors. While we are not aware of any Bermuda case law on the meaning of “first opportunity,” a Bermuda court will likely employ a practical interpretation of those words.
Subject to the               rules and applicable U.S. securities laws, our Amended and Restated Bye-Laws do not require directors to recuse themselves from any discussion or decision involving any contract or proposed contract or arrangement in which the director is directly or indirectly interested so long as the nature of the interest is promptly disclosed in accordance with Bermuda law, and such director may vote and be counted in the quorum for such meeting, unless the Board by resolution of a simple majority of the Board (which vote shall exclude the interested director) requires the director to abstain from any vote on the conflicted matter.
Under Delaware law, such transaction would not be voidable if: (i) the material facts as to such interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors; (ii) such material facts are disclosed or are known to the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote on the matter; or (iii) the transaction is fair as to the company as of the time it is authorized, approved or ratified. Under Delaware law, such interested director could be held liable for a transaction in which such director derived an improper personal benefit.
Voting Rights and Quorum Requirements
Under Bermuda law, the voting rights of our shareholders are regulated by our Amended and Restated Bye-Laws and, in certain circumstances, the Bermuda Companies Act. The quorum required for a general meeting of our shareholders is two persons present in person at the meeting and representing in person or by proxy in excess of 50% of all issued and outstanding voting shares. Generally, except as otherwise provided in the Amended and Restated Bye-Laws or the Bermuda Companies Act, any action or resolution requiring approval of the shareholders may be passed by a simple majority of the shareholders. Any individual who is our shareholder and who is present at a meeting may vote in person, as may any corporate shareholder that is represented by a duly authorized representative at a meeting of shareholders. Our Amended and Restated Bye-Laws also permit attendance at general meetings by proxy, provided that the instrument appointing the proxy is in the form specified in the Amended and Restated Bye-Laws or such other form as the Board may determine.
Holders of the Ordinary Shares have one vote for each Ordinary Share held by them and are entitled to vote at all meetings of the shareholders.
Pursuant to our Amended and Restated Bye-Laws, in the event of our liquidation, dissolution or winding up, the holders of the Ordinary Shares will be entitled to share equally and ratably in our assets, if any, remaining after the payment of all our debts and liabilities, subject to the liquidation preference on any issued and outstanding preference securities.
If at any time, we have more than one class of shares, the rights attaching to any class, unless otherwise provided for by the terms of issue of the relevant class, may be varied with the approval of the Board and with the consent in writing of the holders of a Simple Majority (as defined in the Amended and Restated Bye-Laws) of that class or with the sanction of a resolution passed by a Simple Majority at a separate general meeting of the holders of the shares of the class at which meeting the necessary quorum will be two persons at least holding or representing by proxy a Simple Majority. The Amended and Restated Bye-Laws specify that the creation or issuance of shares ranking pari passu or senior with existing shares will not, unless expressly provided by the terms of issue of existing shares, vary the rights attached to existing shares.
Under Delaware law, unless otherwise provided in a company’s certificate of incorporation, each shareholder is entitled to one vote for each share of stock held by the shareholder. Delaware law provides that unless otherwise provided in a company’s certificate of incorporation or bylaws, a majority of the shares entitled to vote, present in person or represented by proxy, constitutes a quorum at a meeting of shareholders. In matters other than the election of directors, with the exception of special voting requirements related to extraordinary transactions, and unless otherwise provided in a company’s certificate of incorporation or bylaws, the affirmative vote of a majority of shares present in person or represented by proxy and entitled to vote at a meeting in which a quorum is present is required for shareholder action, and the affirmative vote of a plurality of shares present in person or represented by proxy and entitled to vote at the meeting is required for the election of directors.
Amalgamations, Mergers and Similar Arrangements
The amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation or merger agreement to be approved by the company’s board of directors and by its shareholders. Unless the company’s bye-laws provide otherwise, the approval of 75% of the shareholders voting at such meeting is required to approve the amalgamation or merger agreement, and the quorum for such meeting must be two persons holding or representing more than one-third of the issued shares of the company. Each issued share carries the right to vote with respect to an amalgamation or merger whether or not it otherwise carries the right to vote.
Under Bermuda law, in the event of an amalgamation or merger of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favor of the amalgamation or merger and who is not satisfied that fair value has been offered for such shareholder’s shares may, within one month of notice of the shareholders’ meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares.
Under Delaware law, with certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the issued and outstanding shares entitled to vote on such transaction. A shareholder of a company participating in certain merger and consolidation transactions may, under certain circumstances, be entitled to appraisal rights, such as having a court determine the fair value of the stock or requiring the company to pay such value in cash. However, such appraisal right is not available to shareholders if the stock received in such transaction is listed on a national securities exchange, including the               .
Acquisitions
Under Bermuda law, an acquiring party is generally able to acquire compulsorily the common or ordinary shares of minority holders of a company in the following ways:
•By a procedure under the Bermuda Companies Act known as a “scheme of arrangement.” The Bermuda Companies Act enables the Supreme Court of Bermuda to approve a scheme of arrangement between a company and its shareholders or any class of shareholders. If the requisite majority (being a majority in number of shareholders representing 75% in value) agrees to the acquisition of their shares pursuant to the terms of the scheme, and the Supreme Court sanctions the scheme, the remaining shares can be compulsorily acquired. Schemes may provide for the target’s shares to be either transferred or cancelled, but unlike a transfer scheme, a cancellation scheme requires the company to pass a solvency test. In either case, dissenting shareholders do not have express statutory appraisal rights although shareholders have a right to appear at the hearing, and the Supreme Court will only sanction a scheme if the Supreme Court is satisfied that the scheme is fair. Shares owned by the acquirer can be voted to approve the scheme, but the Supreme Court will be concerned to see that the shareholders approving the scheme are fairly representative of the general body of shareholders.
•If the acquiring party is a company, by acquiring pursuant to a tender offer 90% of the shares or class of shares not already owned by, or by a nominee for, the acquiring party (the “offeror”) or any of its subsidiaries. If an offeror has, within four months after the making of an offer for all the shares or class of shares not owned by, or by a nominee for, the offeror or any of its subsidiaries, obtained the approval of the holders of 90% or more of all the shares to which the offer relates, the offeror may, at any time within two months beginning with the date on which the approval was obtained, by notice compulsorily acquire the shares of any non-tendering shareholder on the same terms as the original offer unless the Supreme Court of Bermuda (on application made within a one-month period from the date of the offeror’s notice of its intention to acquire such shares) orders otherwise.
•Where the acquiring party or parties hold not less than 95% of the shares or a class of shares of the company, by acquiring, pursuant to a notice given to the remaining shareholders or class of shareholders, the shares of such remaining shareholders or class of shareholders. When this notice is given, the acquiring party is entitled and bound to acquire the shares of the remaining shareholders on the terms set out in the notice, unless a remaining shareholder, within one month of receiving such notice, applies to the Supreme Court of Bermuda for an appraisal of the value of their shares. This provision only applies where the acquiring party offers the same terms to all holders of shares whose shares are being acquired.
Delaware law provides that a parent corporation, by resolution of its board of directors and without any shareholder vote, may merge with any subsidiary of which it owns at least 90% of each class of its capital stock. Upon any such merger, and in the event the parent corporation does not own all of the stock of the subsidiary, dissenting shareholders of the subsidiary are entitled to certain appraisal rights. Delaware law also provides, subject to certain exceptions, that if a person acquires 15% of voting stock of a company, the person is an “interested shareholder” and may not engage in “business combinations” with the company for a period of three years from the time the person acquired 15% or more of voting stock.
Dissenters’ Rights of Appraisal
Under Bermuda law, in the event of an amalgamation or merger of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favor of the amalgamation or merger and who is not satisfied that fair value has been offered for such shareholder’s shares may, within one month of notice of the shareholders’ meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares. Under Bermuda law, each share of an amalgamating or merging company carries the right to vote with respect to an amalgamation or merger whether or not it otherwise carries the right to vote.
In addition, any minority shareholder receiving notice that the holders of 95% or more of a company’s shares or class of shares intend to compulsorily acquire the minority shareholder’s shares may, within one month of receiving the notice, apply to the Supreme Court of Bermuda to appraise the value of the shares.
Appraisal rights are available under Delaware law for any class or series of common shares of a corporation in a merger or consolidation, subject to limited exceptions, such as a merger or consolidation of corporations listed on a national securities exchange in which listed stock is the offered consideration.
Shareholders’ Suits
Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws.
Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it. When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.
Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

Indemnification of Directors and Officers
Section 98 of the Bermuda Companies Act provides generally that a Bermuda company may indemnify its directors, officers, and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them with respect to any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers, and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to Section 281 of the Bermuda Companies Act. Section 98 of the Bermuda Companies Act further provides that a company may advance moneys to an officer or auditor for the costs, charges, and expenses incurred by the officer or auditor in defending any civil or criminal proceedings against them, on condition that the officer or auditor shall repay the advance if any allegation of fraud or dishonesty is proved against them.
We have adopted provisions in our Amended and Restated Bye-Laws that provide that we shall indemnify our officers and directors with respect to their actions and omissions except with respect to fraud or dishonesty. Pursuant to our Amended and Restated Bye-Laws, our shareholders have agreed to waive any claim or right of action such shareholder may have, whether individually or by or in our right, against any director or officer on account of any action taken by such director or officer, or the failure of such director or officer to take any action in the performance of his or her duties with or for us or any of our subsidiaries, provided that such waiver does not extend to any matter with respect to any fraud or dishonesty in relation to us which may attach to such director or officer.
Under Delaware law, a corporation may include in its certificate of incorporation a provision that, subject to the limitations described below, eliminates or limits director liability to the corporation or its shareholders for monetary damages for breaches of their fiduciary duty of care. Under Delaware law, a director’s liability cannot be eliminated or limited for: (i) breaches of the duty of loyalty; (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) the payment of unlawful dividends or expenditure of funds for unlawful stock purchases or redemptions; or (iv) transactions from which such director derived an improper personal benefit.
Delaware law provides that a corporation may indemnify a director, officer, employee or agent of the corporation against any liability or expenses incurred in any civil, criminal, administrative or investigative proceeding if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe their conduct was unlawful, except that in any action brought by or in the right of the corporation, such indemnification may be made only for expenses (not judgments or amounts paid in settlement) and may not be made even for expenses if the officer, director or other person is adjudged liable to the corporation (unless otherwise determined by the court). In addition, under Delaware law, to the extent that a director or officer of a corporation has been successful on the merits or otherwise in defense of any proceeding referred to above, he or she must be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by that party. Furthermore, under Delaware law, a corporation is permitted to maintain directors’ and officers’ insurance.
Meeting of Shareholders
The Bermuda Companies Act requires an annual general meeting of shareholders to be convened each calendar year unless waived by resolution of shareholders. Our Amended and Restated Bye-Laws provide that, subject to an election made by us in accordance with the Bermuda Companies Act to dispense with the holding of annual general meetings, an annual general meeting will be held in each year at such time and place as the Board determines.
Under our Amended and Restated Bye-Laws, a special general meeting of shareholders may be held when the Board, in its judgment, decides such a meeting is necessary. In addition, the Board shall, on the requisition of shareholders holding at the date of the deposit of the requisition not less than 10% of our paid-up share capital carrying the right to vote, forthwith proceed to convene a special general meeting and the provisions of the Bermuda Companies Act shall apply with respect to such requisition.

Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or bylaws to call a special meeting of shareholders.
Notice of Shareholder Meetings
Our Amended and Restated Bye-Laws require that notice of an annual general meeting and special general meeting must be given to each shareholder entitled to attend and vote thereat at least          days before the date of such meeting, stating the date, place and time at which the meeting is to be held and business to be conducted at the meeting, including, for annual general meetings, the election of directors.
A general meeting shall, notwithstanding that it is called on shorter notice than that specified in the Amended and Restated Bye-Laws, be deemed to have been properly called provided that (i) in the case of an annual general meeting, with the agreement of all of the shareholders entitled to attend and vote at such meeting and (ii) in the case of a special general meeting, with the agreement of a majority in number of the shareholders entitled to attend and vote at such meeting, together holding not less than 95% in nominal value of the shares entitled to be voted at such meeting.
The accidental omission to give notice of a general meeting to, or the non-receipt of a notice of a general meeting by, any person entitled to receive notice shall not invalidate the proceedings conducted at such meeting. The Amended and Restated Bye-Laws contain detailed provisions setting out the manner in which a notice of a general meeting must be served effectively on the shareholders.
Under Delaware law, a company is generally required to give written notice of any meeting not less than ten days or more than sixty days before the date of the meeting to each shareholder entitled to vote at the meeting.
Dividends and Other Distributions
Under Bermuda law, a company may not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that (i) it is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) the realizable value of its assets would thereafter be less than its liabilities. “Contributed surplus” is defined for purposes of Section 54 of the Bermuda Companies Act to include the proceeds arising from donated shares, credits resulting from the redemption or conversion of shares at less than the amount set up as nominal capital, and donations of cash and other assets to the company.
Under Delaware law, subject to any restrictions contained in the company’s certificate of incorporation, a company may pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Delaware law also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.
Inspection of Corporate Records
Members of the general public have the right to inspect our public documents available at the office of the Registrar of Companies in Bermuda.
These documents include our Memorandum of Association and any registered charges on our assets. Our shareholders have the additional right to inspect our Amended and Restated Bye-Laws, minutes of general meetings and audited financial statements, which must be presented to the annual general meeting of shareholders.
The register of members of a company is also open to inspection by shareholders without charge and members of the general public on payment of a fee. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than 30 days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Bermuda Companies Act, establish a branch register outside of Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge and a list of its directors must be filed with the

Registrar of Companies in Bermuda where it will be available for public inspection. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.
Delaware law requires that a company, within ten days before a meeting of shareholders, prepare and make available a complete list of shareholders entitled to vote at the meeting. This list must be open to the examination of any shareholder for any purpose relating to the meeting for a period of at least ten days prior to the meeting, either on a reasonably accessible electronic network or during ordinary business hours at the principal place of business of the company. Delaware law also permits a shareholder to inspect the company’s books and records if the shareholder can establish that he or she is a shareholder of the company, that the shareholder has complied with Delaware law with respect to the form and manner of making demand for inspection of corporate records, and that the inspection by the shareholder is for a proper purpose.
Shareholder Proposals
Under Bermuda law, upon the requisition in writing of such number of shareholders as is hereinafter specified and at their own expense (unless the company otherwise resolves), the company will be required to: (i) give notice to all shareholders entitled to receive notice of the annual general meeting of any resolution which may properly be moved and is intended to be moved at the next annual general meeting; and/or (ii) circulate to all shareholders entitled to receive notice of any general meeting a statement of not more than one thousand words with respect to the matter referred to in any proposed resolution or any business to be conducted at such general meeting. The number of shareholders necessary for a requisition under the foregoing sentence is (x) either any number of shareholders representing not less than 1/20th of the total voting rights of all members having at the date of the requisition a right to vote at that meeting to which the requisition relates; or (y) not less than one hundred shareholders.
Delaware law does not include a provision restricting the manner in which nominations for directors may be made by shareholders or the manner in which business may be brought before a meeting, although restrictions may be included in a Delaware corporation’s certificate of incorporation or bylaws.
Amendment of Memorandum of Association/Certificate of Incorporation
Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given.
Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company’s issued share capital have the right to apply to the Bermuda courts for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company’s share capital as provided in the Bermuda Companies Act. When such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their designees as such holders may appoint in writing for such purpose. No application may be made by the shareholders voting in favor of the amendment.
Under Delaware law, amendment of the certificate of incorporation, which is the equivalent of a memorandum of association, of a company must be made by a resolution of the board of directors setting forth the amendment, declaring its advisability and either calling a special meeting of the shareholders entitled to vote or directing that the proposed amendment be considered at the next annual meeting of the shareholders. Delaware law requires that, unless a greater percentage is provided for in the certificate of incorporation, a majority of the outstanding voting power of the corporation is required to approve the amendment of the certificate of incorporation at the shareholders’ meeting. If the amendment would alter the number of authorized shares or par value or otherwise adversely affect the powers, preferences or special rights of any class of a company’s stock, the holders of the issued and outstanding shares of such affected class, regardless of whether such holders are entitled to vote by the certificate of incorporation, are entitled to vote as a class upon the proposed amendment. However, the number of authorized shares of any class may be increased or decreased, to the extent not falling below the number of shares then outstanding, by the affirmative vote of the holders of a majority of the stock entitled to vote, if so provided in the company’s original certificate of incorporation.

Amendment of Bye-Laws
Under Delaware law, unless the certificate of incorporation or bylaws provide for a different vote, holders of a majority of the voting power of a corporation and, if so provided in the certificate of incorporation, the directors of the corporation have the power to adopt, amend and repeal the bylaws of a corporation.
Dissolution
Under Bermuda law, a solvent company may be wound up by way of a shareholders’ voluntary liquidation. Prior to the company entering liquidation, a majority of the directors are each required to make a statutory declaration, which states that the directors have made a full inquiry into the affairs of the company and have formed the opinion that the company will be able to pay its debts in full within a period of 12 months of the commencement of the winding-up and must file the statutory declaration with the Registrar of Companies in Bermuda five weeks prior to the date of the passing of the resolution for voluntarily winding-up. The general meeting is required to be convened primarily for the purposes of passing a resolution that the company be wound up voluntarily and to appoint a liquidator. The winding-up of the company is deemed to commence at the time of the passing of the resolution.
Under Delaware law, a corporation may voluntarily dissolve (i) if a majority of the board of directors adopts a resolution to that effect and the holders of a majority of the issued and outstanding shares entitled to vote thereon vote for such dissolution; or (ii) if all shareholders entitled to vote thereon consent in writing to such dissolution.

ORDINARY SHARES ELIGIBLE FOR FUTURE SALE
General
Prior to the listing of our Ordinary Shares on the               , there has been no public market for our Ordinary Shares and we cannot assure prospective investors that a significant public market for our Ordinary Shares will develop or be sustained after the initial listing of our Ordinary Shares on          . Trading of our Ordinary Shares on the          is expected to commence immediately upon the effective date of the registration statement of which this prospectus forms a part. No prediction can be made as to the effect, if any, that future sales of shares or the availability of shares for future sale will have on the market price of our Ordinary Shares prevailing from time to time. Sales of substantial amounts of our Ordinary Shares in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of our Ordinary Shares.
Sales of Restricted Securities
Currently,           of our Ordinary Shares are issued and outstanding. We are offering           Ordinary Shares (or           Ordinary Shares if the underwriters exercise their option to purchase           additional Ordinary Shares in full). The Selling Shareholders are offering an additional           Ordinary Shares. After giving effect to the offering, there will be           Ordinary Shares issued and outstanding (or           Ordinary Shares issued and outstanding if the underwriters exercise their option to purchase          additional Ordinary Shares from us in full) will be freely tradable without restriction under the Securities Act, unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining Ordinary Shares that will be issued and outstanding after this offering are “restricted securities” within the meaning of Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration, including an exemption under Rule 144 or Rule 701, which are summarized below.
Of the           of our Ordinary Shares issued and outstanding immediately following this offering,           Ordinary Shares (or          Ordinary Shares if the underwriters exercise their option to purchase          additional Ordinary Shares from us in full) are restricted securities, as that term is defined in Rule 144 under the Securities Act, or are subject to lock-up agreements as described herein.
As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the issuer.
Lock-up Agreement
Prior to the settlement of this offering, we, all of our directors, executive officers, the Selling Shareholders, and certain other holders of               of our Ordinary Shares have agreed, subject to certain exceptions, not to dispose of or hedge any of the Ordinary Shares or securities convertible into or exchangeable for Ordinary Shares held by them during the period from the date of this prospectus continuing through a period of 180 days after the date of this prospectus except with the prior written consent of the representatives. These agreements are described below under the section entitled “Underwriting.”
Registration Rights
Certain of our principal shareholders have the right to require us to include their Registrable Securities in any registration statement filed for the purposes of a public offering of our equity securities, subject to the terms of the Registration Rights Agreement. These Registrable Securities will represent           % of our issued and outstanding Ordinary Shares after this offering (or           % if the underwriters exercise their option to purchase additional Ordinary Shares from us in full) (see “Certain Relationships and Related Party Transactions—Registration Rights Agreement”).
Rule 144
In general, under Rule 144 as currently in effect, beginning 90 days after the effectiveness of the registration statement of which this prospectus forms a part, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any of our Ordinary Shares that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations and subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned shares considered to be restricted securities under Rule 144 for at least one year would be entitled to sell those shares without complying with any of the requirements of Rule 144.
Beginning 90 days after the effectiveness of the registration statement of which this prospectus forms a part, an affiliate of ours who has beneficially owned our Ordinary Shares for at least six months would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:
•1% of our Ordinary Shares then issued and outstanding, which will equal approximately million shares immediately after this offering; or
•the average weekly trading volume of our Ordinary Shares on the during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.
Sales under Rule 144 by our affiliates or persons selling our Ordinary Shares on behalf of our affiliates are also subject to any manner of sale provisions, notice requirements, and the availability of current public information about us. The sale of these Ordinary Shares, or the perception that sales will be made, could adversely affect the price of our Ordinary Shares after this offering because a great supply of Ordinary Shares would be, or would be perceived to be, available-for-sale in the public market.
We are unable to estimate the number of Ordinary Shares that will be sold under Rule 144 since this will depend on the market price for our Ordinary Shares, the personal circumstances of the shareholder, and other factors.
Rule 701
Any of our employees, officers or directors who acquired our Ordinary Shares under a written compensatory plan or contract may be entitled to sell them in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 Ordinary Shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these Ordinary Shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 Ordinary Shares are required to wait until 90 days after the date of this prospectus before selling such Ordinary Shares. However, our Ordinary Shares issued under Rule 701 that are subject to lockup agreements will become eligible for sale only when the 180-day lock-up agreements expire.
Regulation S
Regulation S under the Securities Act provides an exemption from registration requirements in the United States for offers and sales of securities that occur outside the United States. Rule 903 of Regulation S provides the conditions to the exemption for a sale by an issuer, a distributor, their respective affiliates or anyone acting on their behalf, while Rule 904 of Regulation S provides the conditions to the exemption for a resale by persons other than those. covered by Rule 903. In each case, any sale must be completed in an offshore transaction, as that term is defined in Regulation S, and no directed selling efforts, as that term is defined in Regulation S, may be made in the United States.
We are a “foreign issuer” as defined in Regulation S. As a foreign issuer, securities that we sell outside the United States pursuant to Regulation S are not considered to be restricted securities under the Securities Act, and, subject to the offering restrictions imposed by Rule 903, are freely tradable without registration or restrictions under the Securities Act, unless the securities are held by our affiliates. Generally, subject to certain limitations, a holder of our restricted securities who is not our affiliate or who is an affiliate by virtue of his status as an officer or director may, under Regulation S, resell his restricted securities in an “offshore transaction” if none of the seller or its affiliates or any person acting on their behalf engages in directed selling efforts in the United States and, in the case of a sale of our restricted securities by an officer or director who is an affiliate of ours solely by virtue of holding such position, no selling commission, fee or other remuneration is paid in connection with the offer or sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent. Additional restrictions are applicable to a holder of our restricted securities who will be an affiliate of TFP other than by virtue of his or her status as one of our officers or directors.
Form S-8 Registration Statement
In connection with this offering, we intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the Ordinary Shares reserved for issuance under our 2026 Incentive Plan. The registration statement is expected to be filed and become effective as soon as practicable after the completion of this offering. Accordingly, shares registered under the Form S-8 registration statement will be available for sale in the open market following the registration statement’s effective date, subject to Rule 144 volume limitations and the lock-up agreements described above, if applicable.

CERTAIN TAX CONSIDERATIONS
United States Taxation
Certain U.S. Tax Consequences
The following legal discussion (including and subject to the matters and qualifications set forth in such summary) is based upon the advice of Willkie Farr & Gallagher LLP. The advice of such firm does not include any factual or accounting matters, determinations or conclusions, including facts relating to our business or activities. The tax treatment of a holder of Ordinary Shares, or of a person treated as a holder of Ordinary Shares for U.S. federal income, state, local or non-U.S. tax purposes, may vary depending on the holder’s particular tax situation. Statements contained herein as to the beliefs, expectations and conditions of us and our subsidiaries as to the application of such tax laws or facts represent the view of management as to the application of such laws and do not represent the opinions of counsel.
PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF OWNING AND DISPOSING OF ORDINARY SHARES.
U.S. Tax Reform
New U.S. federal tax laws may be enacted that significantly change current law and could have an adverse impact on us or the Holders, including potentially on a retroactive basis. The recently enacted One Big Beautiful Bill Act revised the rules applicable to controlled foreign corporations (“CFCs”) in ways that could affect the timing or amount of U.S. federal income taxes imposed on certain U.S. Holders. The Tax Cuts and Jobs Act (the “2017 Act”) was passed by the U.S. Congress and signed into law on December 22, 2017, with certain provisions intended to eliminate certain perceived tax advantages of companies (including insurance companies) that have legal domiciles outside the United States, but have certain U.S. connections, and U.S. Persons (as defined below) investing in such companies. Among other things, the 2017 Act revised the rules applicable to passive foreign investment companies (“PFICs”) and CFCs in ways that could affect the timing or amount of U.S. federal income taxes imposed on certain investors that are U.S. Persons. Additionally, tax laws and interpretations regarding whether a company is engaged in a U.S. trade or business or whether a company is a CFC or a PFIC are subject to change, possibly on a retroactive basis. New regulations or pronouncements interpreting or clarifying such rules may be forthcoming as well. We cannot be certain if, when, or in what form such regulations or pronouncements may be provided and whether such guidance will have a retroactive effect.
Taxation of Us and Our Non-U.S. Subsidiaries
The following discussion is a summary of material U.S. federal income tax considerations relating to us and our non-U.S. subsidiaries’ operations. A non-U.S. corporation that is engaged in the conduct of a U.S. trade or business will be subject to U.S. federal income tax as described below, unless entitled to the benefits of an applicable tax treaty. Whether a trade or business is being conducted in the United States is an inherently factual determination. Because the Code, the U.S. Treasury regulations promulgated thereunder (the “Treasury Regulations”) and court decisions fail to identify definitively activities that constitute being engaged in a trade or business in the United States, we cannot be certain that the IRS will not contend successfully that we or any of our non-U.S. subsidiaries are or will be engaged in a trade or business in the United States. A non-U.S. corporation deemed to be so engaged would be subject to U.S. income tax at regular corporate rates, as well as the branch profits tax, on its income that is treated as effectively connected with the conduct of that trade or business unless the corporation is entitled to relief under the permanent establishment provision of an applicable tax treaty, as discussed below, or another provision provided thereunder. Such income tax on effectively connected income, if imposed, would be computed in a manner generally analogous to that applied to the income of a U.S. corporation, except that a non-U.S. corporation is generally entitled to deductions and credits only if it timely files a U.S. federal income tax return. We and each of our non-U.S. subsidiaries classified as a corporation for U.S. federal income tax purposes file protective U.S. federal income tax returns on a timely basis in order to preserve the right to claim income tax deductions and credits if it is ever determined that it is subject to U.S. federal income tax. The highest marginal federal income tax rates currently are 21% for a corporation’s effectively connected income and 30% for the additional “branch profits” tax. In addition, certain corporations with effectively connected income may be subject to a corporate alternative minimum tax of 15% of the corporation’s adjusted financial statement income.
If we or any of our U.K. subsidiaries are entitled to the benefits under the U.S. income tax treaty with the United Kingdom (the “U.K. Tax Treaty”) (discussed below), we would not be subject to U.S. income tax on any income found to be effectively connected with U.S. trade or business unless that trade or business is conducted through a permanent establishment in the United States. We and our U.K. subsidiaries each currently intend to conduct our activities so that we do not have a permanent establishment in the United States, although we cannot be certain that this result will be achieved.
Under the U.K. Tax Treaty, a U.K. resident company is entitled to the benefits of the treaty only if certain requirements can be satisfied, for example where: (i) the principal class of its shares is listed or admitted to dealings on certain recognized stock exchanges and is regularly traded on one or more recognized stock exchanges; (ii) shares representing at least 50% of the aggregate voting power and value of such company are owned directly or indirectly by five or fewer companies entitled to the benefits under clause (i), (iii) such company is owned more than 50%, by vote and by value, by “qualified persons” (broadly speaking, certain U.S. and U.K. tax residents) during a requisite portion of the relevant taxable period; or (iv) such company is engaged in the active conduct of a trade or business in the United Kingdom and the income, profit or gain derived from the United States is derived in connection with, or is incidental to, that trade or business, and the company satisfies certain other conditions. Provided that we are successfully listed and regularly traded on          and our U.K. subsidiaries successfully carry out their intended business plan, each such entity expects to qualify for benefits under the U.K. Tax Treaty, although we cannot be certain we will achieve this result.
Under the U.K. Tax Treaty, the U.S. branch profits tax may be imposed at a rate of up to 5% (absent an applicable exception) to the extent a U.K. resident company has a permanent establishment in the United States.
Non-U.S. corporations not engaged in a trade or business in the United States are nonetheless subject to U.S. income tax imposed by withholding on certain “fixed or determinable annual or periodic gains, profits and income” derived from sources within the United States (such as dividends and certain interest on investments), subject to exemption under the Code or reduction by applicable treaties. Generally, under the U.K. Tax Treaty, the withholding rate is reduced (i) on dividends from less than 10% owned corporations to 15%; (ii) on dividends from 10% or more owned corporations to 5% (and is eliminated in some cases); and (iii) on interest to 0%.
Taxation of the Shareholders
The following summary sets forth material U.S. federal income tax considerations related to the purchase, ownership, and disposition of the Ordinary Shares sold in this offering. Unless otherwise stated, this summary deals only with U.S. Holders who hold their Ordinary Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). The following discussion is only a discussion of the material U.S. federal income tax matters as described herein and does not purport to address all of the U.S. federal income tax consequences that may be relevant to a particular shareholder in light of such shareholder’s specific circumstances. In addition, the following summary does not address the U.S. federal income tax consequences that may be relevant to special classes of shareholders, such as financial institutions, insurance companies, mutual funds, regulated investment companies, real estate investment trusts, S corporations, dealers or traders in securities, tax exempt organizations, CFCs within the meaning of Section 957(a) of the Code, corporations that accumulate earnings to avoid U.S. federal income tax, PFICs within the meaning of Section 1297(a) of the Code, U.S. expatriates, individual retirement accounts or other tax-deferred accounts, trusts and estates, persons liable for alternative minimum tax or Medicare contribution tax on certain net investment income or undistributed net investment income, investors in pass through entities, persons who are considered with respect to us or our subsidiaries as 10% U.S. Shareholders (as defined below), U.S. accrual method taxpayers subject to special tax accounting rules as a result of any item of gross income with respect to the Ordinary Shares being taken into account in an applicable financial statements (as described in Section 451(b) of the Code), persons subject to the alternative minimum tax, or persons who hold their shares as part of a hedging or conversion transaction or as part of a short-sale or straddle or in currency other than the U.S. dollar, who may be subject to special rules or treatment under the Code. This discussion also does not address any tax considerations applicable to the Selling Shareholders in respect of this offering.

This discussion is based upon the Code, the Treasury Regulations and any relevant administrative rulings or pronouncements or judicial decisions, all as in effect on the date hereof and as currently interpreted, and does not take into account possible changes in such tax laws or interpretations thereof, which may apply retroactively. This discussion does not include any description of the tax laws of any state or local governments within the United States or of any non-U.S. government. Furthermore, there can be no assurance that the IRS will not challenge the tax considerations described herein and that a court will not sustain such challenge. Persons considering making an investment in the Ordinary Shares should consult their own tax advisors concerning the application of the U.S. federal tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local, or non-U.S. taxing jurisdiction prior to making such investment.
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Ordinary Shares, the tax treatment of the partners will generally depend on the status of the partner and the activities of the partnership. If a potential investor in Ordinary Shares is such a partnership or a partner of such a partnership, it should consult its tax advisors.
For purposes of this discussion, the term “U.S. Person” means: (i) a citizen or resident of the United States; (ii) a partnership or corporation, created or organized in or under the laws of the United States, or organized under the laws of any political subdivision thereof; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if either (a) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. Persons have the authority to control all substantial decisions of such trust, or (b) the trust has a valid election in effect to be treated as a U.S. Person for U.S. federal income tax purposes or (c) any other person or entity that is treated for U.S. federal income tax purposes as if it were one of the foregoing. For purposes of this discussion, the term “U.S. Holder” means a U.S. Person other than a partnership, who beneficially owns Ordinary Shares.
Taxation of Distributions
Subject to the PFIC and CFC rules discussed below under “—PFIC” and “—Classification of the Company or its Non-U.S. Subsidiaries as CFCs,” cash distributions paid with respect to the Ordinary Shares will constitute ordinary dividend income to the extent paid out of our current or accumulated earnings and profits (as determined using U.S. federal income tax principles), and the U.S. Holders generally will be subject to U.S. federal income tax upon the receipt of such dividends. Such distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the applicable U.S. Holder’s adjusted tax basis in its ordinary shares.
If the holder is not a corporation (or an entity treated as a corporation under U.S. federal income tax law), dividends paid to it will generally be taxable at the preferential rates applicable to long-term capital gains (currently a maximum of 20%) if: (i) the dividends constitute “qualified dividend income,” and (ii) it holds the Ordinary Shares for more than 60 days out of the 121-day period that begins 60 days before the ex-dividend date and meets other holding period requirements. Any dividends paid on the Ordinary Shares generally will be “qualified dividend income,” provided that: (a) the Ordinary Shares are readily tradable on an established securities market in the United States in the year in which the shareholder receives the dividend, or we are eligible for the benefits of a comprehensive income tax treaty with the United States, and, in either case, (b) we are not considered to be a PFIC in either the year of the distribution or the preceding taxable year. Under current U.S. Treasury Department guidance, the Ordinary Shares would be treated as readily tradeable on an established securities market if they are listed on          , as we intend the Ordinary Shares to be after this offering. However, there can be no assurance that our Ordinary Shares will continue to be listed on           or that we will not be treated as a PFIC for any taxable year. Dividends paid on the Ordinary Shares to a corporate shareholder may not be eligible for the dividends received deduction.
Classification of Us or Our Non-U.S. Subsidiaries as CFCs
Each 10% U.S. Shareholder (as defined below) of a non-U.S. corporation that is a CFC at any time during a taxable year and that owns shares in the non-U.S. corporation, directly or indirectly through non-U.S. entities, at any time during any period of the non-U.S. corporation’s taxable year on which it is a CFC must include in its gross income for U.S. federal income tax purposes its pro rata share of the CFC’s “subpart F income” and net CFC tested income (“NCTI”), even if the subpart F income or NCTI is not distributed. A “10% U.S. Shareholder” is a U.S. Person who owns (directly, indirectly through non-U.S. entities or by attribution by application of the constructive ownership rules of Section 958(b) of the Code (that is “constructively”)) at least 10% of the total combined voting power of all classes of stock entitled to vote or 10% of the value of the non-U.S. corporation. “subpart F income” of a non-U.S. insurance corporation typically includes “foreign personal holding company income” (such as interest, dividends, and other types of passive income), as well as (re)insurance income (including underwriting and investment income), and NCTI is generally business income of the CFC (other than subpart F income and certain other categories of income). A non-U.S. corporation is considered a CFC if 10% U.S. Shareholders own (directly, indirectly through non-U.S. entities, or constructively), in the aggregate, more than 50% of the total combined voting power of all classes of voting stock of such non-U.S. corporation, or more than 50% of the total value of all stock of such corporation. However, for the purposes of taking into account certain insurance income (if any), these 50% thresholds are generally reduced to 25%.
The amount of any subpart F income inclusion would be limited by such 10% U.S. Shareholder’s share of the CFC’s current-year earnings and profits as reduced by the 10% U.S. Shareholder’s share, if any, of certain prior-year deficits in earnings and profits, and a 10% U.S. Shareholder recognizing subpart F income or NCTI would increase the basis in its shares by the amount of subpart F income or NCTI included in income. Amounts distributed out of previously taxed subpart F income or NCTI would be excluded from the 10% U.S. Shareholder’s income, and the 10% U.S. Shareholder’s basis in the shares would be reduced by the amount so excluded. In addition, as discussed below, gain recognized by a 10% U.S. Shareholder on the sale of stock of a CFC may be re-characterized as a dividend and taxed as ordinary income rather than as capital gain to the extent of the 10% U.S. Shareholder’s share of the CFC’s earnings and profits.
No assurance may be given that a U.S. Holder will not be characterized as a 10% U.S. Shareholder, or that the Company (or any of its non-U.S. subsidiaries) will not be a CFC. Any U.S. Holders that are 10% U.S. Shareholders should consult their own tax advisors regarding the application of these rules to them.
Related Person Insurance Income
If (i) a non-U.S. insurance subsidiary of ours is 25% or more owned (by vote or value) directly, indirectly through non-U.S. entities, or constructively by U.S. Persons that hold our shares directly or indirectly through foreign entities, (ii) the related person insurance income (“RPII,” as defined below) (determined on a gross basis) of the non-U.S. insurance subsidiary were to equal or exceed 20% of the non-U.S. insurance subsidiary’s gross insurance income in any taxable year, and (iii) direct or indirect insureds (and persons related to those insureds) own directly or indirectly through entities 20% or more of the voting power or value of the non-U.S. insurance subsidiary, then a U.S. Person who owns any shares of the non-U.S. insurance subsidiary (directly or indirectly through non-U.S. entities, including by holding Ordinary Shares) on the last day of the taxable year would be required to include in its income for U.S. federal income tax purposes such person’s pro rata share of the non-U.S. insurance subsidiary’s RPII for the entire taxable year, determined as if such RPII were distributed proportionately only to U.S. Persons at that date regardless of whether such income is distributed, but only to the extent of each such U.S. Person’s share of our earnings and profits (as reduced by such U.S. Person’s share, if any, of certain prior-year deficits in earnings and profits). An RPII shareholder’s tax basis in its shares will be increased by the amount of any RPII that such shareholder includes in income, subject to certain adjustments. The One Big Beautiful Bill Act (“OBBBA”) revised the rules applicable to CFCs, and it is unclear how these changes impact the rules applicable to RPII, including whether U.S. Persons who own the shares at any time during such a taxable year are required to include RPII. U.S. Persons should consult their tax advisors regarding the application of the OBBBA to the RPII rules.
Generally, RPII is any “Insurance Income” (as defined below) attributable to policies of insurance or reinsurance with respect to which the person (directly or indirectly) insured is an “RPII Shareholder” (as defined below) or a related person to such RPII Shareholder. In general, and subject to certain limitations, “Insurance Income” is income (including premium and investment income) attributable to the issuing of any insurance or reinsurance contract which would be taxed under the portions of the Code relating to insurance companies if the income were the income of a U.S. insurance company, and “RPII Shareholder” means any U.S. Person who owns

(directly or indirectly through non-U.S. entities) any amount of our shares. Generally, the term “Related Person” for this purpose means someone who controls or is controlled by the RPII shareholder or someone who is controlled by the same person or persons which control the RPII shareholder. Control is measured by either more than 50% in value or more than 50% in voting power of stock applying certain constructive ownership principles.
We have a non-U.S. subsidiary that conducts, and may have additional non-U.S. subsidiaries in the future that conduct, insurance activities. The RPII provisions have never been interpreted by the courts or the U.S. Treasury Department in final regulations, and regulations interpreting the RPII provisions of the Code exist only in proposed form. Accordingly, the meaning of the RPII provisions and the application thereof to a non-U.S. insurance subsidiary of ours is complex and uncertain. Furthermore, we cannot be certain that the amount of RPII or the amounts of the RPII inclusions for any particular RPII shareholder, if any, will not be subject to adjustment based upon subsequent IRS examination. Prospective purchasers of Ordinary Shares should consult their tax advisors with respect to their particular circumstances and the potential application of the RPII rules to their investment.
Dispositions of the Ordinary Shares
Subject to the discussions below relating to the potential application of Section 1248 of the Code and the PFIC rules (discussed below under “– PFIC”), U.S. Holders generally should recognize capital gain or loss for U.S. federal income tax purposes on the sale, exchange, or other disposition of the Ordinary Shares in an amount equal to the difference, if any, between (i) the sum of the amount of cash and the fair market value of any other property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in the Ordinary Shares. Any gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period for the Ordinary Shares exceeds one year. Long-term capital gains are subject to currently preferential long-term capital gains rates (currently a maximum of 20%) for individuals. Such gains are currently taxable to corporations at a rate of 21% regardless of the corporation’s holding period. The deductibility of capital losses is subject to limitations. Moreover, gain, if any, generally will be U.S.-source gain and generally will constitute “passive category income” for foreign tax credit limitation purposes.
Section 1248 of the Code provides that if a U.S. Person sells or exchanges stock in a non-U.S. corporation and such person owned, directly, indirectly through certain non-U.S. entities, or constructively, 10% or more of the voting power of the corporation at any time during the five-year period ending on the date of disposition when the corporation was a CFC, any gain from the sale or exchange of the shares will be treated as a dividend to the extent of the CFC’s earnings and profits (determined under U.S. federal income tax principles) during the period that the shareholder held the shares and while the corporation was a CFC (with certain adjustments).
Section 1248 of the Code, in conjunction with the RPII rules, also applies to the sale or exchange of shares in a non-U.S. corporation if the non-U.S. corporation would be treated as a CFC for RPII purposes, regardless of (i) whether the shareholder owns (directly, indirectly through certain non-U.S. entities or constructively) 10% or more of the voting power of such non-U.S. corporation, (ii) whether or not direct and indirect insureds and persons related to such insureds (whether or not U.S. Persons) are treated as owning (directly or indirectly through entities) 20% or more of the voting power or 20% or more of the value of the non-U.S. corporation’s equity, or (iii) whether the gross RPII of the non-U.S. corporation is less than 20% of its gross insurance income for the taxable year. Existing proposed regulations do not address whether Section 1248 of the Code would apply if a non-U.S. corporation is not a CFC but the non-U.S. corporation has a subsidiary that would be treated as a CFC for RPII purposes. It is also unclear if this application of Section 1248 of the Code under the RPII rules would apply to dispositions of Ordinary Shares because we do not expect to be directly engaged in an insurance business. We cannot be certain, however, that the IRS will not interpret the proposed regulations or that the U.S. Treasury Department will not amend the proposed regulations to provide that these rules will apply to dispositions of the Ordinary Shares. Prospective investors should consult their tax advisors regarding the effects of these rules on a disposition of the Ordinary Shares.
A 10% U.S. Shareholder may in certain circumstances be required to report a disposition of shares of a CFC by attaching IRS Form 5471 to the U.S. federal income tax or information return that it would normally file for the taxable year in which the disposition occurs. In the event this is determined necessary, we will, upon request, provide the relevant information necessary to complete IRS Form 5471.

PFIC
In general, a non-U.S. corporation will be a PFIC during a given taxable year if (i) 75% or more of its gross income constitutes “passive income” or (ii) 50% or more of its assets produce (or are held for the production of) passive income. For these purposes, passive income generally includes interest, dividends, annuities and other investment income. However, the PFIC provisions contain a look-through rule under which a non-U.S. corporation that directly or indirectly owns at least 25% of the value of the stock of another corporation generally is treated, for purposes of determining whether it is a PFIC, as if it received directly its proportionate share of the income, and held its proportionate share of the assets, of the other corporation (the “Look-Through Rule”). As a result, it is expected that the PFIC status of the Company should generally depend on the application of the Look-Through Rule to its subsidiaries and whether the income and assets of its subsidiaries will be characterized as passive or active for this purpose. Once characterized as a PFIC, the shares of the non-U.S. corporation will generally retain status as shares in a PFIC for future taxable years with respect to U.S. shareholders that held such shares in the taxable year of the initial PFIC characterization.
We believe that, based on the implementation of our current business plan, we should not be characterized as a PFIC under current law, although no assurance can be provided that we will not subsequently be treated as a PFIC in future taxable years.
If we were characterized as a PFIC during a given year, each U.S. Person holding the Ordinary Shares would be subject to a penalty tax at the time of the taxable disposition at a gain of, or receipt of an “excess distribution” with respect to, their Ordinary Shares, unless such person (i) is a 10% U.S. Shareholder and we are a CFC, or (ii) made a “qualified electing fund” (“QEF”) or “mark-to-market” election. It is uncertain whether we would be able to provide our shareholders with the information necessary for a U.S. Person to make the QEF election or whether a U.S. Person will be eligible to make a mark-to-market election with respect to the Ordinary Shares, and a mark-to-market election likely will not be available for any shares of our non-U.S. subsidiaries. In addition, if we were considered a PFIC, upon the death of any U.S. individual owning shares, such individual’s heirs or estate would not be entitled to a “step-up” in the basis of their Ordinary Shares that might otherwise be available under U.S. federal income tax laws. In general, a shareholder receives an “excess distribution” if the amount of the distribution is more than 125% of the average distribution with respect to the shares during the three (3) preceding taxable years (or shorter period during which the taxpayer held the Ordinary Shares). In general, the penalty tax is equivalent to an interest charge on taxes that are deemed due during the period the shareholder owned the Ordinary Shares, computed by assuming that the excess distribution or gain (in the case of a taxable disposition) with respect to the Ordinary Shares was taken in equal portion at the highest applicable tax rate on ordinary income throughout the shareholder’s period of ownership. The interest charge is equal to the applicable rate imposed on underpayments of U.S. federal income tax for such period. In addition, a distribution paid by us to U.S. shareholders that is characterized as a dividend and is not characterized as an excess distribution would not be eligible for reduced rates of tax as qualified dividend income if we were considered a PFIC in the taxable year in which such dividend was paid or in the preceding taxable year. A U.S. Person that is a shareholder in a PFIC may also be subject to additional information reporting requirements, including the annual filing of IRS Form 8621. For the above purposes, passive income generally includes interest, dividends, annuities, and other investment income.
U.S. investors should consult with their tax advisors and consider making a “protective” QEF election with respect to us and each of our non-U.S. subsidiaries to preserve the possibility of making a retroactive QEF election. If we determine that we are a PFIC, we intend to use commercially reasonable efforts upon request to provide the information necessary to make a QEF election for us and each of our non-U.S. subsidiaries that is a PFIC. A U.S. Person that makes a QEF election with respect to a PFIC is currently taxable on its pro rata share of the ordinary earnings and net capital gain of such company during the years it is a PFIC (at ordinary income and capital gain rates, respectively), regardless of whether or not distributions were received. In addition, any of the PFIC’s losses for a taxable year will not be available to U.S. Persons and may not be carried back or forward in computing the PFIC’s ordinary earnings and net capital gain in other taxable years. A U.S. Person generally increases the basis of its PFIC shares, and the basis of any other property of the U.S. Person by reason of which such U.S. Person is considered to indirectly own PFIC shares, by amounts included in such U.S. Person’s gross income pursuant to the QEF election. Therefore, an electing shareholder will generally increase the basis of its Ordinary Shares by amounts included in the shareholder’s gross income pursuant to the QEF election.

In lieu of making a QEF election, if we are a PFIC for any taxable year and the Ordinary Shares are treated as “marketable stock” in such year, then a U.S. Person may avoid the unfavorable rules described above by making a mark-to-market election with respect to such holder’s Ordinary Shares. The Ordinary Shares will be marketable if they are regularly traded on certain qualifying stock exchanges, including the          ; however, there can be no assurance that trading in the Ordinary Shares will be sufficiently regular for the shares to qualify as marketable stock, and a mark-to-market election likely would not be available for any of our subsidiaries also treated as a PFIC. In general, if a U.S. Holder were to make a timely and effective mark-to-market election, such holder would include as ordinary income each year the excess, if any, of the fair market value of the holder’s Ordinary Shares at the end of the taxable year over its adjusted basis in the Ordinary Shares. Any gain recognized by such holder on the sale or other disposition of the Ordinary Shares would be ordinary income, and any loss would be an ordinary loss to the extent of the net amount of previously included income as a result of the mark-to-market election and, thereafter, a capital loss. U.S. Holders considering a mark-to-market election for us should consult their tax advisors regarding making a QEF election for any of our non-U.S. subsidiaries treated as a PFIC.
A U.S. Holder will be required to file an IRS Form 8621 (which is a form that is required to be filed by holders of equity in a PFIC) for each tax year that it holds Ordinary Shares and we are characterized as a PFIC, regardless of whether such U.S. Person has a QEF election in effect or receives any excess distribution. Furthermore, if we are treated as a PFIC and, at any time, we have a non-U.S. subsidiary that is treated as a PFIC, a U.S. Holder generally would be deemed to own a proportionate amount of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or sell or otherwise dispose of all or part of our interest in, such lower-tier PFIC, or the U.S. Holder otherwise was deemed to have sold or otherwise disposed of an interest in such lower-tier PFIC. U.S. Holders should consult their tax advisors regarding the application of the lower-tier PFIC rules in their particular circumstances.
Foreign Tax Credit
Dividends on Ordinary Shares, and current income inclusions under the CFC, RPII, and PFIC rules (discussed above) generally will constitute foreign source income for foreign tax credit limitation purposes, and generally will constitute “passive category income.” If U.S. Holders in the aggregate own a majority of our shares, under certain circumstances only a portion of the current income inclusions, if any, under the CFC, RPII, and PFIC rules and of dividends paid by us (including any gain from the sale of the Ordinary Shares that is treated as a dividend under Section 1248 of the Code) will be treated as foreign source income for purposes of computing a shareholder’s U.S. foreign tax credit limitations. We will consider providing shareholders with information regarding the portion of such amounts constituting foreign source income to the extent such information is reasonably available. There are additional significant and complex limits on a U.S. Person’s ability to claim foreign tax credits, and U.S. Treasury Regulations further restrict the availability of any such credit based on the nature of the tax imposed by the foreign jurisdiction. Thus, it may not be possible for shareholders to utilize excess foreign tax credits to reduce U.S. tax on such income. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming an itemized deduction (in lieu of the foreign tax credit) for any foreign taxes paid or withheld.
Information Reporting and Backup Withholding
Information returns may be filed with the IRS in connection with distributions on Ordinary Shares and the proceeds from a sale or other disposition of Ordinary Shares unless the holder of such shares establishes an exemption from the information reporting rules. A holder of Ordinary Shares that does not establish such an exemption may be subject to U.S. backup withholding tax on these payments if the holder is not a corporation or other exempt recipient or fails to provide its taxpayer identification number or otherwise comply with the backup withholding rules. The amount of any backup withholding from a payment to a U.S. Person will be allowed as a credit against the U.S. Person’s U.S. federal income tax liability and may entitle the U.S. Person to a refund, provided that the required information is furnished to the IRS.
Under certain circumstances, U.S. Persons owning shares in a non-U.S. corporation are required to file IRS Form 5471 with their U.S. federal income tax returns. Generally, information reporting on IRS Form 5471 is required by (i) a 10% U.S. Shareholder of a non-U.S. corporation that is a CFC at any time during the non-U.S. corporation’s tax year ended with or within the 10% U.S. Shareholder’s tax year and who owned the stock on the last day of that year in which the non-U.S. corporation was a CFC; (ii) under certain circumstances, a U.S. Person who acquires stock in a non-U.S. corporation and as a result thereof owns 10% or more of the voting power or value of such non-U.S. corporation, whether or not such non-U.S. corporation is a CFC; and (iii) a person who is treated as an RPII Shareholder of a CFC (as determined for purposes of the RPII rules). We will, upon request, provide to all U.S. Persons registered as shareholders of our shares the relevant information necessary to complete IRS Form 5471 in the event we determine this is necessary. Failure to file IRS Form 5471 may result in penalties.
U.S. Holders should consider their possible obligation to file FinCEN Form 114, Report of Foreign Bank and Financial Accounts, with respect to the Ordinary Shares. Additionally, such U.S. Holders should consider their possible obligations to annually report certain information with respect to the Form with their U.S. federal income tax returns. Certain U.S. Holders who are individuals (and certain entities) that hold an interest in “specified foreign financial assets” (which may include the Ordinary Shares) are required to report information (on IRS Form 8938) relating to such assets, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions). U.S. Holders who fail to report the required information could be subject to substantial penalties, and, in such circumstances, the statute of limitations for assessment of tax could be suspended, in whole or part. U.S. Holders should consult their tax advisors with respect to these or any other reporting requirements which may apply with respect to their purchase, holding, and sale of the Ordinary Shares. In addition, certain U.S. Persons may be required to file an IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) to report a transfer of property, including cash, to us.
U.S. Persons who fail to report the required information could be subject to substantial penalties, and, in such circumstances, the statute of limitations for assessment of tax could be suspended, in whole or part. U.S. Persons should consult their tax advisors regarding the potential application of these and any other applicable information reporting requirements, including the IRS Form 8621 filing requirements described above, that may apply to their purchase, ownership, or disposition of Ordinary Shares.
Certain Material U.K. Tax Considerations
The following statements are intended only as a general guide to certain U.K. tax considerations and do not purport to be an analysis of the potential U.K. tax consequences relating to the holding or disposing of the Ordinary Shares. Except as where expressly stated otherwise, these statements do not purport to provide any analysis of our U.K. tax position. They are based on current U.K. law and what is understood to be current practice of H.M. Revenue & Customs (“HMRC”) as of the date of this prospectus, both of which may change, possibly with retroactive effect.
The statements below summarize the current position and are intended as a general guide only. They do not constitute tax advice. It does not constitute legal or tax advice and does not purport to be a complete analysis of all U.K. tax considerations relating to the holding of Ordinary Shares, or all of the circumstances in which holders of Ordinary Shares may benefit from an exemption or relief from U.K. taxation. It is written on the basis that we do not (and will not) directly or indirectly derive 75% or more of our qualifying asset value from U.K. land, and that we are and remain solely resident in the United Kingdom for tax purposes and will therefore be subject to the U.K. tax regime and not the U.S. tax regime save as set out above under “Certain Tax Considerations—United States Taxation.” The rates and allowances stated in this section reflect the current law.
Except to the extent that the position of non-U.K. resident persons is expressly referred to, this guide relates only to persons who are resident for tax purposes solely in the United Kingdom and to whom split year treatment does not apply, and who do not have a permanent establishment, branch, agency (or equivalent), or fixed base in any other jurisdiction with which the holding of the Ordinary Shares is connected (“U.K. Holders”), who are absolute beneficial owners of the Ordinary Shares (where the Ordinary Shares are not held through an Individual Savings Account or a Self-Invested Personal Pension), and who hold the Ordinary Shares as investments.
This guide may not relate to certain classes of U.K. Holders, such as (but not limited to) persons who are connected with us, persons who either directly or indirectly holds or controls 10% or more of our share capital (or class thereof), voting power, or profits, financial institutions, insurance companies, charities or tax-exempt organizations, collective investment schemes, pension schemes, market makers, intermediaries, brokers or dealers in securities, persons who have (or are deemed to have) acquired their Ordinary Shares by virtue of an office or employment, or who are or have been officers or employees of the TFP Group.
Tax Residence
We are incorporated in Bermuda, but have been, since our incorporation, resident for U.K. tax purposes in the United Kingdom by virtue of our central management and control being exercised in the United Kingdom. It is the intention of our directors to continue to conduct our affairs so that our central management and control is exercised in the United Kingdom for U.K. tax purposes and that we continue to be treated as resident in the U.K. for tax purposes. As a result, we are expected to be subject to U.K. tax on our worldwide income and gains, except where an exemption or relief applies.
It is not intended that we will become a dual resident company for U.K. tax purposes, however if we were to be so treated, our right to claim certain reliefs from U.K. tax may be restricted.
Dividends
Withholding tax
We are not required to withhold any amount on account of U.K. tax at source from dividend payments we make with respect to the Ordinary Shares.
Income tax
An individual U.K. Holder may, depending on their particular circumstances, be subject to U.K. tax on dividends received from us. An individual holder of Ordinary Shares who is not resident for tax purposes in the United Kingdom should not be chargeable to U.K. income tax on dividends received from us unless they carry on (whether solely or in partnership) a trade, profession, or vocation in the United Kingdom through a branch or agency to which the Ordinary Shares are attributable. There are certain exceptions for trading in the United Kingdom through independent agents, such as some brokers and investment managers.
All dividends received by an individual U.K. Holder from us or from other sources will form part of that U.K. Holder’s total income for income tax purposes and will constitute the top slice of that income. A nil rate of income tax will apply to the first £500 of taxable dividend income received by the individual U.K. Holder in the 2026/27 tax year (the “Nil Rate Band”). Income within the Nil Rate Band will be taken into account in determining whether income in excess of the Nil Rate Band falls within the basic rate, higher rate, or additional rate tax bands. Dividend income in excess of the Nil Rate Band will (subject to the availability of any income tax personal allowance) be taxed at 10.75% to the extent that the excess amount falls within the basic rate tax band, 35.75% to the extent that the excess amount falls within the higher rate tax band, and 39.35% to the extent that the excess amount falls within the additional rate tax band.
Corporation tax
A corporate holder of Ordinary Shares who is not resident for tax purposes in the United Kingdom should not be chargeable to U.K. corporation tax on dividends received from us unless it carries on (whether solely or in partnership) a trade in the United Kingdom through a permanent establishment to which the Ordinary Shares are attributable.
Corporate U.K. Holders should not be subject to U.K. corporation tax on any dividend received from us so long as the dividends qualify for exemption, which should generally be the case provided certain conditions are met. If the conditions for the exemption are not satisfied, or such U.K. Holder elects for an otherwise exempt dividend to be taxable, U.K. corporation tax will be chargeable on the amount of any dividends (currently, the main rate of corporation tax is 25%).

Disposals
A holder of the Ordinary Shares who is not resident in the United Kingdom for U.K. tax purposes and does not carry on a trade, profession, or vocation in the United Kingdom through a permanent establishment, branch, agency, or otherwise in the United Kingdom should not generally be liable to U.K. tax on the receipt of dividends paid with respect to the Ordinary Shares or on the disposal of the Ordinary Shares.
A disposal or deemed disposal of Ordinary Shares by a U.K. Holder may, depending on the U.K. Holder’s circumstances and subject to any available exemptions or reliefs (such as the annual exemption for individuals), give rise to a chargeable gain or an allowable loss for the purposes of U.K. capital gains tax and corporation tax on chargeable gains.
If an individual U.K. Holder who is subject to U.K. income tax at either the higher or the additional rate is liable to U.K. capital gains tax on the disposal of Ordinary Shares, the current applicable rate will be 24%. For an individual U.K. Holder who is subject to U.K. income tax at the basic rate and liable to U.K. capital gains tax on such disposal, the current applicable rate would be 18%, save to the extent that any capital gains when aggregated with the U.K. Holder’s other taxable income and gains in the relevant tax year exceed the unused basic rate tax band. In that case, the rate currently applicable to the excess would be 24%.
If a corporate U.K. Holder becomes liable to U.K. corporation tax on the disposal (or deemed disposal) of Ordinary Shares, U.K. corporation tax at the applicable rate (currently the main rate is 25%) would apply.
Stamp Duty and SDRT
As we are a company incorporated in Bermuda, no U.K. stamp duty should be payable on a transfer of the Ordinary Shares, provided that no instruments effecting the transfer are executed in the United Kingdom, no matters, actions, or other things relating to the transfer are performed or will be performed in the United Kingdom, and no property situated in the United Kingdom relates to the transfer.
Provided that the Ordinary Shares are not registered in any register kept in the United Kingdom by or on behalf of us and are not paired with shares issued by a company (or any other body corporate) incorporated in the United Kingdom, any agreement to transfer the Ordinary Shares and any transfer of the Ordinary Shares effected on a paperless basis through CREST should not be subject to SDRT.

UNDERWRITING
Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and Barclays Capital Inc. are acting as representatives, have severally agreed to purchase, and we and the Selling Shareholders have agreed to sell to them, severally, the number of Ordinary Shares indicated below:

Name	Number of Ordinary Shares
Morgan Stanley & Co. LLC
Barclays Capital Inc.
Total
The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the Ordinary Shares subject to their acceptance of the shares from us and the Selling Shareholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the Ordinary Shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the Ordinary Shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional Ordinary Shares described below.
The underwriters initially propose to offer a portion of the Ordinary Shares directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the Ordinary Shares, the offering price and other selling terms may from time to time be varied by the representatives.
We have granted to the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to                additional Ordinary Shares from us at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering sales by the underwriters of a greater number of Ordinary Shares than the total number set forth in the table above. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase from us about the same percentage of additional Ordinary Shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of Ordinary Shares listed next to the names of all underwriters in the preceding table.
The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the Selling Shareholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional               Ordinary Shares.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Underwriting discounts and commissions to be paid by the Selling Shareholders	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the Selling Shareholders	$	$	$
The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $          . We have agreed to reimburse the underwriters for certain of their expenses up to $          .
We intend to apply to list the Ordinary Shares on          under the trading symbol “TFP.” This offering is contingent upon final approval of our listing of the Ordinary Shares on          .

We, all of our directors, executive officers, the Selling Shareholders, and certain other holders of           of our Ordinary Shares, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of the Ordinary Shares or securities convertible into or exchangeable for Ordinary Shares held by them during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans (see “Ordinary Shares Eligible for Future Sale” for a discussion of certain transfer restrictions).
In order to facilitate the offering of the Ordinary Shares offered by this prospectus, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of the Ordinary Shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under their option to purchase additional Ordinary Shares. The underwriters can close out a covered short sale by exercising their option to purchase additional Ordinary Shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under their option to purchase additional Ordinary Shares. The underwriters may also sell shares in excess of their option to purchase additional Ordinary Shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of Ordinary Shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, Ordinary Shares in the open market to stabilize the price of the Ordinary Shares. These activities may raise or maintain the market price of the Ordinary Shares above independent market levels or prevent or slow a decline in the market price of the Ordinary Shares. The underwriters are not required to engage in these activities and may end any of these activities at any time.
We, the Selling Shareholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.
A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of Ordinary Shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.
Other Relationships
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. In addition, certain of the underwriters also serve as lenders under the Revolving Credit Facility.
In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views with respect to such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.
Pricing of the Offering
Prior to this offering, there has been no public market for the Ordinary Shares. The initial public offering price was determined by negotiations between us, the Selling Shareholders, and the representatives. Among the factors considered in determining the initial public offering price were our prospects and those of our industry in general, our sales, earnings, and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.
Selling Restrictions
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The Ordinary Shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of the Ordinary Shares offered by this prospectus be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy the Ordinary Shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
Notice to prospective investors in the European Economic Area
In relation to each Member State of the European Economic Area (each a “Relevant State”), none of the Ordinary Shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the Ordinary Shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that the Ordinary Shares may be offered to the public in that Relevant State at any time:
1.to any qualified investor as defined under Article 2 of the Prospectus Regulation;
2.to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or
3.in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of the Ordinary Shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation. Each person who initially acquires any of the Ordinary Shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and us that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any of the Ordinary Shares being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged, and agreed that the Ordinary Shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any of the Ordinary Shares to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.
For the purposes of this provision, the expression an “offer to the public” in relation to the Ordinary Shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any of the Ordinary Shares to be offered so as to enable an investor to decide to purchase or subscribe for any of the Ordinary Shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to prospective investors in the United Kingdom
None of the Ordinary Shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom except that the Ordinary Shares may be offered to the public in the United Kingdom at any time:
(a)where (i) the offer is conditional on the admission of the Ordinary Shares to trading on the London Stock Exchange plc’s main market (in reliance on the exception in paragraph 6(a) of Schedule 1 of the POATR) or (ii) the Ordinary Shares being offered are at the time of the offer already admitted to trading on London Stock Exchange plc’s main market (in reliance on the exception in paragraph 6(b) of Schedule 1 of the POATR);
(b)to any “qualified investor” as defined in paragraph 15 of Schedule 1 of the POATR;
(c)to fewer than 150 persons (other than qualified investors as defined in paragraph 15 of Schedule 1 of the POATR), subject to obtaining the prior consent of the underwriters for any such offer; or
(d)in any other circumstances falling within Part 1 of Schedule 1 of the POATR.
For the purposes of this provision, the expression an “offer to the public” in relation to the Ordinary Shares in the United Kingdom means the communication to any person which presents sufficient information on: (a) the Ordinary Shares to be offered; and (b) the terms on which they are to be offered, to enable an investor to decide to buy or subscribe for the Ordinary Shares and the expression “POATR” means the Public Offers and Admissions to Trading Regulations 2024.
This prospectus is only being distributed to and is only directed at: (A) persons who are outside the United Kingdom, or (B) qualified investors who are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high-net-worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1) – (3) together being referred to as “relevant persons”). The Ordinary Shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the Ordinary Shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.
Notice to prospective investors in Canada
The Ordinary Shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Ordinary Shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to prospective investors in Australia
This prospectus:
1.does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);
2.has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and
3.may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).
The Ordinary Shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the Ordinary Shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any of the Ordinary Shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the Ordinary Shares, you represent and warrant to us that you are an Exempt Investor.
As any offer of the Ordinary Shares under this prospectus will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those shares for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the Ordinary Shares you undertake to us that you will not, for a period of 12 months from the date of issue of such shares, offer, transfer, assign or otherwise alienate those shares of the Ordinary Shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.
Notice to prospective investors in Switzerland
This prospectus does not constitute an offer to the public or a solicitation to purchase or invest in any of the Ordinary Shares. None of the Ordinary Shares have been offered or will be offered to the public in Switzerland, except that offers of the Ordinary Shares may be made to the public in Switzerland at any time under the following exemptions under the Swiss Financial Services Act (“FinSA”):
1.to any person which is a professional client as defined under the FinSA;
2.to fewer than 500 persons (other than professional clients as defined under the FinSA), subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or
3.in any other circumstances falling within Article 36 FinSA in connection with Article 44 of the Swiss Financial Services Ordinance, provided that no such offer of shares shall require us or any investment bank to publish a prospectus pursuant to Article 35 FinSA.
The Ordinary Shares have not been and will not be listed or admitted to trading on a trading venue in Switzerland.
Neither this document nor any other offering or marketing material relating to the Ordinary Shares constitutes a prospectus as such term is understood pursuant to the FinSA and neither this document nor any other offering or marketing material relating to the Ordinary Shares may be publicly distributed or otherwise made publicly available in Switzerland.

Notice to prospective investors in Japan
The Ordinary Shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the Ordinary Shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.
Notice to prospective investors in the Dubai International Financial Centre
This document relates to an Exempt Offer in accordance with the Markets Law, DIFC Law No. 1 of 2012, as amended. This document is intended for distribution only to persons of a type specified in the Markets Law, DIFC Law No. 1 of 2012, as amended. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority (“DFSA”) has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The Ordinary Shares to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Ordinary Shares offered should conduct their own due diligence on such shares. If you do not understand the contents of this document, you should consult an authorized financial advisor.
In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and it may not be reproduced or used for any other purpose. The interests in the Ordinary Shares may not be offered or sold directly or indirectly to the public in the DIFC.
Notice to prospective investors in Hong Kong
The Ordinary Shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation, or document relating to the Ordinary Shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the Ordinary Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.
Notice to prospective investors in Singapore
Each underwriter has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented and agreed that it has not offered or sold any of the Ordinary Shares or caused such shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any of the Ordinary Shares or cause such shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Ordinary Shares, whether directly or indirectly, to any person in Singapore other than:
1.to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA;

2.to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or
3.otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the Ordinary Shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
1.a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
2.a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:
•to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(c)(ii) of the SFA;
•where no consideration is or will be given for the transfer;
•where the transfer is by operation of law;
•as specified in Section 276(7) of the SFA; or
•as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.
Singapore SFA Product Classification—In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of the Ordinary Shares, we have determined, and hereby notify all relevant persons (as defined in Section 309A(1) of the SFA), that the Ordinary Shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Notice to prospective investors in Bermuda
The Ordinary Shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.
Notice to prospective investors in Brazil
The offer and sale of the securities have not been and will not be registered with the Brazilian Securities Commission (Comissão de Valores Mobiliários, or “CVM”) and, therefore, will not be carried out by any means that would constitute a public offering in Brazil under CVM Resolution No 160, dated July 13, 2022, as amended or unauthorized distribution under Brazilian laws and regulations. The securities may only be offered to Brazilian professional investors (as defined by applicable CVM regulation), who may only acquire the securities through a non-Brazilian account, with settlement outside Brazil in non-Brazilian currency. The trading of these securities on regulated securities markets in Brazil is prohibited.

Notice to prospective investors in China
This prospectus will not be circulated or distributed in the PRC and the Ordinary Shares will not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly, to any residents of the PRC (for such purposes, not including the Hong Kong and Macau Special Administrative Regions or Taiwan), except pursuant to any applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.
Notice to prospective investors in France
Neither this prospectus nor any other offering material relating to the Ordinary Shares offered by this prospectus has been or will be submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The Ordinary Shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the Ordinary Shares have been or will be:
(a)released, issued, distributed, or caused to be released, issued, or distributed to the public in France; or
(b)used in connection with any offer for subscription or sale of the notes to the public in France.
Such offers, sales and distributions will be made in France only:
(a)to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case acting for their own account, or otherwise in circumstances in which no offer to the public occurs, all as defined in and in accordance with Articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;
(b)to investment services providers authorized to engage in portfolio management on behalf of third parties; or
(c)in a transaction that, in accordance with Article L.411-2-I-1° -or-2° -or 3° of the French Code monétaire et financier and Article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (offre au public).
The Ordinary Shares may not be distributed directly or indirectly to the public except in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier and applicable regulations thereunder.
Notice to prospective investors in Kuwait
The Ordinary Shares have not been authorized or licensed for offering, marketing or sale in the State of Kuwait. The distribution of this prospectus and the offering and sale of the Ordinary Shares in the State of Kuwait is restricted by law unless a license is obtained from the Kuwait Ministry of Commerce and Industry in accordance with Law 31 of 1990. Persons into whose possession this prospectus comes are required by us and the international underwriters to inform themselves about and to observe such restrictions. Investors in the State of Kuwait who approach us or any of the international underwriters to obtain copies of this prospectus are required by us and the international underwriters to keep such prospectus confidential and not to make copies thereof or distribute the same to any other person and are also required to observe the restrictions provided for in all jurisdictions with respect to offering, marketing and the sale of the Ordinary Shares.
Notice to prospective investors in Qatar
The Ordinary Shares described in this prospectus have not been, and will not be, offered, sold, or delivered, at any time, directly or indirectly in the State of Qatar in a manner that would constitute a public offering. This prospectus has not been, and will not be, registered with or approved by the Qatar Financial Markets Authority or Qatar Central Bank and may not be publicly distributed. This prospectus is intended for the original recipient only and must not be provided to any other person. It is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.
Notice to prospective investors in Saudi Arabia
This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Rules on the Offer of Securities and Continuing Obligations Regulations as issued by the board of the Saudi Arabian Capital Market Authority (“CMA”) pursuant to resolution number 3-123-2017 dated 27 December 2017, as amended (the “CMA Regulations”). The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the Ordinary Shares offered hereby should conduct their own due diligence on the accuracy of the information relating to the Ordinary Shares. If you do not understand the contents of this document, you should consult an authorized financial adviser.

EXPENSES OF THE OFFERING
Set forth below is an itemization of the total expenses, excluding the underwriting discount, which are expected to be incurred in connection with the sale of Ordinary Shares in this offering. With the exception of the registration fee payable to the SEC, the listing fee and the FINRA filing fee, all amounts are estimates.

Expenses	Amount
SEC registration fee	$	*
Listing fee		*
FINRA filing fee		*
Transfer agent’s fee		*
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous fees and expenses		*
Total	$	*
__________________
*To be filed by amendment

LEGAL MATTERS
Our principal legal advisors in the United States and the United Kingdom are Willkie Farr & Gallagher LLP, located at 787 Seventh Avenue, New York, New York 10019 and Willkie Farr & Gallagher (UK) LLP, located at Citypoint, 1 Ropemaker Street, London, EC2Y 9AW, United Kingdom. Our principal legal advisors in Bermuda are Conyers Dill & Pearman Limited (“Conyers”), located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. Certain Bermuda legal matters relating to this offering will be passed upon by Conyers. Certain legal matters relating to this offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, located at One Manhattan West, New York, New York 10001.

EXPERTS
[The consolidated financial statements of TFP Group Limited as of December 31, 2025 and 2024, and for each of the years in the two-year period ended December 31, 2025, have been included herein in reliance upon the report of KPMG Audit Limited, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.]

WHERE PROSPECTIVE INVESTORS CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement on Form F-1, including exhibits, schedules, and amendments thereto, of which this prospectus is a part, under the Securities Act with respect to our Ordinary Shares covered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company and the Ordinary Shares covered by this prospectus, reference is made to the registration statement, including the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract or other document has been filed as an exhibit to the registration statement, each statement in this prospectus is qualified in all respects by the exhibit to which the reference relates. Our SEC filings, including our registration statement, are also available to prospective investors, free of charge, on the SEC’s website, www.sec.gov.
Upon the effectiveness of the registration statement of which this prospectus forms a part, we will become subject to the information and periodic reporting requirements of the Exchange Act applicable to “foreign private issuers” including annual reports on Form 20-F, reports on Form 6-K, audited annual financial statements, and all other applicable information and periodic reporting requirements of the Exchange Act. These periodic reports and other information will be available on the website of the SEC referred to above.
As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors, and principal shareholders are exempt from short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.
We maintain a website at https://www.fidelispartnership.com. Following the initial listing of our Ordinary Shares on the                    , we will make the information filed with or furnished to the SEC available free of charge through our website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information contained on or accessible through our website is not incorporated by reference into and does not constitute a part of this prospectus or any other reports or documents we file with or furnish to the SEC.

F-i

KPMG Audit Limited Crown House 4 Par-la-Ville Road Hamilton HM 08 Bermuda	Telephone Fax Internet	+1 441 295 5063 +1 441 295 9132 www.kpmg.bm

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of TFP Group Limited
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of TFP Group Limited and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
We have served as the Company’s auditor since 2023.
/s/ KPMG Audit Limited
Chartered Professional Accountants
Hamilton, Bermuda
May 22, 2026, except Note 13 (Earnings per Share), as to which the date is July 8, 2026.

TFP Group Limited
Consolidated Statements of Income

		Year ended December 31,
(millions except nominal value)	Note	2025	2024
Revenue
Placement commission		$584.0	$536.4
Profit commission		81.1	64.4
Fiduciary interest income		16.6	18.3
Total revenue		$681.7	$619.1
Operating Expenses
Compensation and benefits		183.8	154.4
General and administrative		87.3	78.3
Amortization		69.3	69.3
Depreciation	4	8.3	6.7
Total operating expenses		$348.7	$308.7
Operating Income		$333.0	$310.4
Interest expense - net	4	187.7	179.3
Interest income		(4.2)	(6.3)
Net gain on equity securities	5	(12.4)	(62.3)
Share in Syndicate (income)/loss	6	(0.1)	0.4
Other (income)/expense - net	4	(1.9)	37.5
Income before income taxes		$163.9	$161.8
Income tax expense	11	23.3	9.1
Net income		$140.6	$152.7
Net income attributable to non-controlling interests	18	(18.9)	(11.6)
Net income attributable to TFP shareholders		$121.7	$141.1
Earnings per common share:
Basic
Common A		$0.13	$(0.04)
Common B		—	50.65
Diluted
Common A		$0.13	$(0.04)
Common B		—	50.65
Weighted-average common shares outstanding:
Basic
Common A		961,491,983	961,491,983
Common B		3,607,187	3,607,187
Diluted
Common A		961,491,983	961,491,983
Common B		3,607,187	3,607,187

TFP Group Limited
Consolidated Statements of Comprehensive Income

		Year ended December 31,
(millions except nominal value)	Note	2025	2024
Net income		$140.6	$152.7
Less: Net income attributable to non-controlling interests	18	(18.9)	(11.6)
Net income attributable to TFP shareholders		$121.7	$141.1
Other comprehensive loss, net of income taxes:
Foreign currency translation adjustments		2.0	(2.2)
Net change in fair value of derivative financial instruments		(9.6)	—
Total other comprehensive loss attributable to TFP shareholders		$(7.6)	$(2.2)
Comprehensive income attributable to TFP shareholders		$114.1	$138.9

TFP Group Limited
Consolidated Statements of Financial Position

		December 31,	December 31,
(millions except per share and nominal value)	Note	2025	2024
Assets
Current assets
Cash and cash equivalents	7	$127.3	$151.9
Restricted cash	7	2.9	11.9
Restricted short-term investments		20.7	7.4
Fiduciary assets (including fiduciary cash of: 2025: $406.5m; 2024: $346.3m)		3,306.2	2,521.6
Commissions and fee receivables		517.4	364.4
Income tax receivable		—	4.7
Other current assets	4	27.7	22.4
Total current assets		4,002.2	3,084.3
Equity securities, at fair value	5	186.8	200.0
Goodwill	8	1,019.0	1,018.5
Intangible assets on acquisition, net	8	663.0	732.3
Property, plant and equipment, net	4	39.3	28.9
Syndicate assets	6	63.2	16.9
Derivative assets	16	3.4	5.7
Operating lease right-of-use-assets	10	33.0	37.2
Other non-current assets		0.5	—
Total Assets		$6,010.4	$5,123.8
Liabilities and equity
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$78.3	$75.2
Fiduciary liabilities		3,306.2	2,521.6
Operating lease liabilities	10	8.4	7.1
Income tax payables		14.0	—
Short-term debt and current portion of long-term debt	9	20.0	20.0
Deferred income	4	15.5	11.6
Other current liabilities	4	9.7	69.3
Total current liabilities		3,452.1	2,704.8
Long-term debt	9	1,943.8	1,959.8
Syndicate liabilities	6	63.5	17.3
Operating lease liabilities	10	31.4	34.3
Deferred tax liabilities	11	65.9	81.7
Derivative liabilities	16	10.5	—
Deferred income	4	24.3	18.2
Other non-current liabilities	4	1.7	—
Total liabilities		$5,593.2	$4,816.1
Shareholders’ equity
Common shares, par value $0.01, 1,000,000,000 shares authorized, 965,099,170 shares issued	12	$9.6	$9.6
Additional paid-in capital		955.2	955.2
Accumulated deficit		(603.2)	(716.0)
Accumulated other comprehensive income (loss)		(9.5)	(1.9)
Total TFP shareholders’ equity		352.1	246.9
Non-controlling interests	18	65.1	60.8
Total equity		417.2	307.7
Total liabilities and equity		$6,010.4	$5,123.8

TFP Group Limited
Consolidated Statements of Shareholders’ Equity

(millions except nominal value)	Common Shares	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss), Net of Income Tax	Non-Controlling Interests	Total
Balance as of January 1, 2025	$9.6	$955.2	$(716.0)	$(1.9)	$60.8	$307.7
Net income	—	—	121.7	—	18.9	140.6
Net foreign currency translation adjustments	—	—	—	2.0	—	2.0
Net change in fair value of financial instruments	—	—	—	(9.6)	—	(9.6)
Dividends attributable to Non-controlling interests	—	—	—	—	(14.5)	(14.5)
Acquisition of non-controlling interests	—	—	(8.9)	—	(0.1)	(9.0)
Balance as of December 31, 2025	$9.6	$955.2	$(603.2)	$(9.5)	$65.1	$417.2

(millions except nominal value)	Common Shares	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss), Net of Income Tax	Non-Controlling Interests	Total
Balance as of January 1, 2024	$9.6	$955.2	$(23.4)	$0.3	$59.1	$1,000.8
Net income	—	—	141.1	—	11.6	152.7
Net foreign currency translation adjustments	—	—	—	(2.2)	—	(2.2)
Dividends attributable to Non-controlling interests	—	—	—	—	(9.9)	(9.9)
Dividends attributable to TFP shareholders	—	—	(833.7)	—	—	(833.7)
Balance as of December 31, 2024	$9.6	$955.2	$(716.0)	$(1.9)	$60.8	$307.7

TFP Group Limited
Consolidated Statements of Cash Flows

	Year ended December 31,
(millions except nominal value)	2025	2024
Cash flows from operating activities
Net income	$140.6	$152.7
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	8.3	6.7
Amortization	69.3	69.3
Gain from equity securities, at fair value	(13.6)	(63.3)
Amortization of deferred debt issuance costs	4.0	37.2
Share in Syndicate (income)/ loss	(0.1)	0.4
Change in FV of derivatives	—	(3.5)
Deferred tax benefit	(12.6)	(6.8)
Changes in operating assets and liabilities:
Commissions and fees receivables	(153.0)	(116.8)
Other current assets	2.6	(22.2)
Other current liabilities	(32.3)	56.2
Net cash provided by operating activities	$13.2	$109.9
Cash flows from investing activities
Divestment of equity investments	26.8	10.4
Capital expenditure	(18.7)	(10.4)
Purchase of short-term investments	(33.5)	(9.1)
Sale of short-term investments	20.2	1.7
Net cash used for investing activities	$(5.2)	$(7.4)
Cash used for financing activities
Proceeds from issuance of debt net of issuance costs	—	1,979.8
Redemption of long-term debt	—	(1,163.5)
Dividends paid to shareholders	—	(833.7)
Dividends paid to non-controlling interests	(14.5)	(9.9)
Long term debt principal repayment	(20.0)	(8.8)
Acquisition of non-controlling interests	(9.0)	—
Net change in fiduciary liabilities	60.2	148.9
Net cash provided by financing activities	$16.7	$112.8
Effect of exchange rates on Cash and cash equivalents, Restricted cash, and Cash and cash equivalents held in a fiduciary capacity	1.9	(2.2)
Net change in Cash and cash equivalents, Restricted cash, and Cash and cash equivalents held in a fiduciary capacity	26.6	213.1
Cash and cash equivalents, Restricted cash, and Cash and cash equivalents held in a fiduciary capacity - beginning of period	510.1	297.0
Cash and cash equivalents, Restricted cash, and Cash and cash equivalents held in a fiduciary capacity - end of period	$536.7	$510.1
Reconciliation of Cash and cash equivalents, Restricted cash, and Cash and cash equivalents held in a fiduciary capacity:
Cash and cash equivalents	$127.3	$151.9
Restricted cash	2.9	11.9
Cash and cash equivalents held in a fiduciary capacity	406.5	346.3
Total Cash and cash equivalents, Restricted cash, and Cash and cash equivalents held in a fiduciary capacity	$536.7	$510.1
Supplemental disclosure of cash flow information:
Net cash paid during the year for income taxes	$18.8	$8.5
Cash paid during the year for interest	$219.4	$113.7

TFP Group Limited
Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
1    Basis of Presentation
Nature of Operations
TFP Group Limited (formerly Shelf Holdco Ltd.) together with its subsidiaries, (which may be referred to as the “Company”, “TFP”, the “TFP Group”, “The Fidelis Partnership”, the “Group”, “we”, “us” or “our”) is a U.K. tax resident holding company which was incorporated under the laws of Bermuda on January 21, 2022. It is the ultimate parent company of the Group and did not trade prior to the formation of The Fidelis Partnership which was established via the bifurcation transaction, through which two distinct corporate groups and businesses were created: Pelagos Insurance Capital, formerly Fidelis Insurance Holdings Limited, and TFP (“Bifurcation Transaction”) effective on January 3, 2023. The Fidelis Partnership provides origination, underwriting, portfolio and capital optimization, exposure management, reinsurance purchasing and structuring, and claims handling services for various Capacity Providers.
The Fidelis Partnership’s holding companies:
(1)TFP Intermediate Holdings I Limited (formerly Shelf Midco Ltd.), a Bermuda incorporated and U.K. tax resident company;
(2)TFP Financing Limited (formerly Shelf Bidco Ltd.), a Bermuda incorporated and U.K. tax resident company;
(3)TFP Intermediate Holdings II Limited (formerly Shelf Holdco II Limited) (“HoldCo”), a Bermuda incorporated and U.K. tax resident company;
(4)TFP Syndicate Holdings Limited (formerly Fidelis NewCo Limited) (“NewCo”), a Bermuda incorporated and U.K. tax resident company.
(5)TFP Europe Strategic Holdings Limited (“TFP Europe”), an Ireland incorporated and tax resident company.
(6)TFP US Holdings Limited, a Bermuda incorporated and U.K. tax resident company.
(7)TFP US Services LLC, a US (Delaware) incorporated and tax resident company.
(8)Imala Re Holdings Limited (formerly TFP US Newco Limited), a Bermuda incorporated and U.K. tax resident company.
The Fidelis Partnership’s principal operating subsidiaries are:
(9)TFP Bermuda Limited (“TFP Bermuda”), a Bermuda incorporated and Bermuda tax resident company, authorized and regulated as an insurance intermediary by the Bermuda Monetary Authority (“BMA”);
(10)Pine Walk Capital Limited (“Pine Walk Capital”), a U.K. incorporated and U.K. tax resident company, providing insurance intermediation services and administrative support to certain other managing general agents (“MGAs”) within the Group. It is authorized and regulated by the Financial Conduct Authority;
(11)Pine Walk Europe Limited (“Pine Walk Europe”), an Ireland incorporated and Ireland tax resident company, providing insurance intermediation services in the European Economic Area (“EEA”) through its headquarters in Ireland and its Branch in the U.K. It is authorized and regulated by the Central Bank of Ireland;
(12)Fidelis Marketing Limited (“FML”), a U.K. incorporated and U.K. tax resident company, providing intra-group services to The Fidelis Partnership; and
(13)Fidelis Opco Limited (“TFP ADGM”), an Abu Dhabi Global Market incorporated and United Arab Emirates tax resident company, providing insurance intermediation and insurance management activities. It is authorized and regulated by the ADGM Financial Services Regulatory Authority (“FSRA”)

The Fidelis Partnership has invested, through Pine Walk Capital or other Group entities, in 16 MGAs (“Pine Walk entities”):
(1) Radius Specialty Limited (“Radius”), formed in 2017, which focuses on niche specialty treaty reinsurance business.
(2) Oakside Surety Limited (formerly known as Firestone Surety Limited) (“Oakside”), formed in 2017. which focuses on surety bonds and guarantee business.
(3) Tiomanta Specialty Limited (formerly known as Kersey Specialty Limited) (“Tiomanta”) which focuses on upstream energy business.
(4) Perigon Product Recall Limited (“Perigon”), formed in 2019, which focuses on product recall and product contamination business
(5) Navium Marine Limited (“Navium”), formed in 2021, which focuses on marine business.
(6) OPEnergy Limited (“OPEnergy”), formed in 2021, which focuses on energy liability business.
(7) Pernix Specialty Limited (“Pernix”), formed in 2021, which focuses on credit and political risk business.
(8) Itasca MGA Limited (“Itasca”), formed in 2023, which focuses on commercial aviation financing business.
(9) Novagen Specialty Limited (“Novagen”), formed in 2024, which focuses on renewable energy business.
(10) Seraphina Specialty Limited (“Seraphina”), formed in 2024, which focuses on international property business.
(11) Silverflame Re Limited (“Silverflame”), formed in 2024, which focuses on marine, energy and composite, and credit and surety treaty business.
(12) Sevanta Specialty Liability Limited (“Sevanta”), formed in 2024, which focuses on international casualty (re)insurance business.
(13) Arenite Specialty Limited (“Arenite”), formed in 2025, which focuses on specialized surety and structured credit (re)insurance underwriting business in the emerging markets (and also has a subsidiary, Arenite Specialty Australia Pty Ltd).
(14) Corsiam Specialty Limited (“Corsiam”), formed in 2025, which focuses on Accident and Health insurance and reinsurance business.
(15) Carnovis Specialty Limited (“Carnovis”), formed in 2025, which focuses on alternative risk transfer solutions.
(16) Imala Re LLC (formerly known as Vene Re LLC) (“Imala Re”), formed in 2025, which focuses on property, motor and marine treaty reinsurance.
The financial statements of the 16 MGAs have been included in the consolidated financial statements of the Group. Further information can be found at Note 18 Non-Controlling Interests.
Participation in Lloyd’s Syndicates
On October 31, 2025, the Group undertook to indirectly support a 2.5% share in newly formed Lloyd’s Syndicate 2126 (“Syndicate 2126”) for the 2026 year of account (“YOA”). The participation was effected via a subscription by NewCo for preference shares in a segregated cell of London Bridge 2 PCC Limited (the “LB2 Cell”) which deposited those as Funds at Lloyd’s (“FAL”) satisfying our proportionate share of the capital contribution to support Syndicate 2126. In conjunction with this investment, several of the Group’s operating subsidiaries provide all the underwriting origination, placement and technical support to Syndicate 2126 as approved Lloyd’s coverholders.
Similarly the Group undertook to indirectly support a 7.4% share in Lloyd’s Syndicate 3123 (“Syndicate 3123”) for the 2025 and 2026 YOA, in addition to its existing 9.9% participation in the 2024 YOA. This participation was also effected via a subscription by NewCo for preference shares in LB2 Cell which deposited those as FAL satisfying our proportionate share of the capital contribution to support Syndicate 3123. As with Syndicate 2126, several of the Group's operating subsidiaries provide all the underwriting origination, placement and technical support to Syndicate 3123 as approved Lloyd’s coverholders.
As at December 31, 2025, the Group had pledged total FAL of $41.4 million to support the Group’s participation in Syndicates 3123 and 2126 of which $17.8 million was supported by a Letter of Credit facility while $2.9 million is restricted cash to support the remaining FAL requirement and other obligations associated with the Syndicates.
The Group’s proportionate share in Syndicate 3123 and 2126 is consolidated and presented on an aggregate line basis in the Group’s Consolidated financial statements as these interests are immaterial and not significant to the Group’s core operations. Further information can be found in Note 6, Syndicate Assets and Liabilities.
Basis of Presentation
The accompanying Consolidated Financial Statements and Notes thereto have been prepared in accordance with U.S. GAAP. The Consolidated Financial Statements include the accounts of TFP and all of its controlled subsidiaries. Intercompany accounts and transactions have been eliminated. The Consolidated Financial Statements include, in the opinion of management, all adjustments (consisting of normal recurring adjustments and reclassifications) necessary to present fairly The Fidelis Partnership’s consolidated statements of financial position, results of operations, and cash flows for all periods presented. The Fidelis Partnership did not commence trading until after the Bifurcation Transaction on January 3, 2023, prior to that time only set up expenses were incurred.
Statement of Cash Flows
The Group did not engage in any material non-cash investing or financing activities during the period presented. Accordingly, there were no non-cash transactions required to be disclosed pursuant to ASC 230, Statement of Cash Flows, that were excluded from the Consolidated Statements of Cash Flows.
Going concern
The Directors of the Group have at the time of approving the consolidated financial statements, a reasonable expectation that the Group will have adequate resources to continue in operational existence for the foreseeable future. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from when the financial statements are authorized for issue.
Reporting currency
The financial information is reported in United States dollars (“U.S. dollars” or “$”), expressed in millions, except for share and per share amounts.
Use of Estimates
The preparation of our consolidated financial statements in accordance with U.S. GAAP requires us to make estimates and judgments that affect the reported amounts of our assets, revenues, liabilities and expenses. On an ongoing basis we evaluate our estimates including those related to revenue recognition associated with profit commission and the useful economic life associated with amortization of intangible assets. We base our assumptions on historical experience where available and on other relevant facts and circumstances. We believe that the Summary of Significant Accounting Principles and Practices in Note 2 describes the critical estimates used in the preparation of our audited consolidated financial statements.

2    Summary of Significant Accounting Principles and Practices
Segment Reporting
In accordance with ASC 280, Segment Reporting, the Company’s operations are reported as two business segments. See Note 3 Segment Reporting for additional information on the Company’s segment reporting.
Revenue Recognition
TFP generates revenues from providing insurance services to its clients and incurs costs in providing these services primarily through employee compensation, property costs and other costs associated with the tools, systems and applications that are required to deliver these services. While most of the effort and cost is incurred providing pre-placement services for underwriting origination, pricing and negotiation, some services and costs are required to support the post placement obligations including claims handling, credit control, and policy administration. Accordingly, TFP defers some of its revenue to be recognized over the period that these post-placement activities are performed (see Note 4 “Other Financial Data—Deferred Income” of our audited consolidated financial statements for details about the change in deferred revenue in the period).
Placement commissions are recognized when a policy is bound and issued, and the estimation thereof includes certain estimates for the timing of underlying attachments for certain types of insurance and reinsurance contracts such as business written through quota share reinsurance contracts or aggregate lineslips. Additionally, certain insurance policies contain cancellation clauses. For these contracts, placement commissions estimates are recognized after taking into consideration future cancellations based upon the Company’s historical experience. Premium estimates (and accordingly placement commissions) are reviewed regularly, comparing actual reported premiums to expected ultimate premiums along with a review of the collectability of premiums receivable.
Profit commission arising from the placement of (re)insurance contracts is recognized when the right to such profit commission is established through a contract, but only to the extent that a reliable estimate of the amount due can be made and it is considered highly probable that a significant reversal will not occur.
Profit commission for certain contracts are based on the amounts agreed with our capacity providers, without clawback provisions, so they can be considered certain at the date of recognition. For other contracts profit commissions, these are measured at the expected amount receivable, taking into account premium volumes, claims experience and future uncertainty, including expected loss ratios, in assessing the profitability of underlying insurance policies placed.
Key assumptions used in estimating profit commission, for contracts where the amounts receivable are not yet agreed with our capacity providers, include expected ultimate loss ratios, variability in claims development and reserve run‑off patterns, and differences in profitability across portfolios, classes of business and individual lines. These assumptions incorporate historical experience and current underwriting and claims trends, and reflect the inherent uncertainty associated with both short‑tail and long‑tail exposures.
Estimates of profit commission are updated as new information becomes available. Changes in estimates are primarily driven by developments in underlying claims reserves, including quarterly reserve adjustments, changes in loss emergence patterns, and updates to premium and exposure information. Any resulting adjustments to profit commission are recognized in the Consolidated Statement of Income in the period of change.
Profit commission is inherently subject to uncertainty, and actual outcomes may differ from estimates. Factors that could result in reductions to recognized profit commission include adverse market conditions (including inflationary pressures), adverse underwriting performance by capacity providers, catastrophe losses, mass tort litigation, and adverse prior-year claims development.
Given the contingent nature of these arrangements, recognition is constrained until sufficient certainty exists regarding the level of profitability achieved in the underlying insurance policies. Uncertainty is resolved over the contractual term as actual premium and claims experience emerges.

The Company’s performance obligations are generally satisfied at a point in time when policies are bound and issued, or over time as post placement services are performed, depending on the nature of the underlying arrangement. Payment terms with capacity providers vary by contract but are generally aligned with the receipt of underlying premiums and, in the case of profit commissions, are generally outlined in the contract. Accordingly, there may be a significant timing difference between the recognition of revenue and the receipt of cash.
As a result of this timing difference, the Company records commission and fee receivables where revenue has been recognized but cash has not yet been received. These receivables are primarily driven by estimated ultimate premiums and profit commission balances, which are subject to adjustment as underlying policy performance develops. The balance of commission and fee receivables therefore reflects both recognized but uncollected placement commissions and accrued profit commission based on estimated profitability, and is inherently subject to estimation uncertainty and variability in the timing of cash settlement.
Fiduciary interest income
Fiduciary interest income consists of interest earned on insurance premiums that have been received and are held in a fiduciary capacity on behalf of our Capacity Providers until they are remitted to them.
Disaggregation of Revenue
The following is a description of principal revenue bases from which our segments generate revenue:
Fidelis Underwriting is our larger underwriting segment, which is focused on originating and allocating complex risks through our centralized and proprietary underwriting process. The primary source of revenue is placement commissions for origination, underwriting, portfolio and capital optimization, exposure management, reinsurance purchasing and structuring, and claims handling service. Revenue is recognized when an insurance policy is bound and issued, which occurs on the later of the policy effective date of the associated policies or the date the Company receives a request to bind coverage from the policyholder. Placement commissions may be invoiced at the effective date of the underlying policy or over the term of the arrangement in installments during the policy period. Payment terms for other services vary but are typically over the contract term in installments. Fidelis Underwriting additionally recognizes profit commissions from our capacity providers based on the profitability of the eligible (re)insurance contracts placed with them. Our profit commission arrangements are specific to each capacity provider and also vary by underwriting year and class of business. We recognize profit commission when a reliable estimate of the amount due can be made. Any uncertainty in the estimate is reduced over time and once the actual performance is known.
Pine Walk is a ‘plug and play’ managing general agent (“MGA”) platform focused on helping underwriting teams create, build and run successful businesses focused on specific lines of business. As with Fidelis Underwriting, the primary source of revenue is placement commissions and revenue is also recognized on a similar basis. In line with Fidelis Underwriting, Pine Walk also recognizes profit commissions from its capacity providers based on the profitability of the eligible (re)insurance contracts placed with them which is recognized on a similar basis.
Cash and cash equivalents
Cash and cash equivalents consist of the Company’s own cash resources which are held in banks, money market funds in line with our investment policy with original maturities of 90 days or less.
Restricted cash and short-term investments
Restricted cash consists of restricted funds which are held in trust as FAL to support our participation in Syndicates 3123 and 2126.
Restricted short-term investments primarily comprise debt securities with original maturities greater than three months but less than one year, held in trust as FAL to support the Company’s participation in Syndicates 3123 and 2126.

Commissions and Fees Receivable
Commissions and fees receivable are shown net of an allowance for credit losses (2025: $2.6 million; 2024: $2.2 million). The Company determines an asset is impaired when, based on current information and events, it is probable that the Company will be unable to recover amounts due according to original contractual terms. The allowance for credit losses includes an assessment of historical write-offs, current economic conditions, aging of balances, and other qualitative and quantitative analyses.
The Group applies the simplified approach in calculating expected credit losses (“ECLs”). Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. See Note 4 for further details of the activity in the allowance for credit losses.
The Company is potentially exposed to concentrations of credit risk with respect to amounts recoverable from reinsurers, refer to Note 21 Concentrations of Credit Risk of these consolidated financial statements for more detail.
Fiduciary Assets, Fiduciary Liabilities, and Related Income
As an MGA, the Company collects premiums from insurance agents, brokers and other insurance intermediaries for the business it writes on behalf of its clients. The Company recognizes premiums received though not yet remitted and premiums receivable as Fiduciary assets on the Consolidated Statement of Financial Position.
Once premiums are received by us, they are held in a fiduciary capacity as client monies and invested in as cash and cash equivalents including Money Market Funds. Interest earned on fiduciary cash is not accounted for under ASC 606, Revenue from Contracts with Customers.
The Company recognizes premiums received and receivable which is due to clients as Fiduciary liabilities in the Consolidated Statement of Financial Position. The Company does not have any rights or obligations in connection with these amounts with the exception of segregating these amounts from the Company’s operating accounts and liabilities.
Property, Plant and Equipment
Property, plant and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which are generally as follows.

Asset Description	Estimated Useful Life
Property leasehold improvements	10 years
IT and communication equipment	5 years
Office equipment and furniture and fixtures	4 years
Goodwill and Other intangible assets
Goodwill represents the excess of purchase price over the fair value of the net assets acquired in the acquisition of a business. Goodwill is allocated to applicable reporting units. Upon disposition of a business entity, goodwill is allocated to the disposed entity based on the relative fair value of that entity compared to the fair value of the reporting unit in which it was included. Goodwill is not amortized, but instead is tested for impairment at least annually. The goodwill impairment test is performed at the reporting unit level. The Company may initially perform a qualitative analysis to determine if it is more likely than not that the goodwill balance is impaired. If a qualitative assessment is not performed or if a determination is made that it is not more likely than not that the value of the reporting unit exceeds its carrying amount, then the Company will perform a quantitative analysis. If the fair value of a reporting unit is determined to be greater than the carrying value of the reporting unit, goodwill is deemed not to be impaired and no further testing is necessary. If the fair value of a reporting unit is less than the carrying value, a goodwill impairment loss is recognized for the amount that the carrying amount of a reporting unit, including goodwill, exceeds its fair value limited to the total amount of the goodwill allocated to the reporting unit.

Other intangible assets consist primarily of distributor and customer relationships and are amortized typically between five and ten years. The Group has no indefinite-lived intangible assets.
Any resulting difference will be a charge to amortization and impairment of intangible assets in the Consolidated Statements of Income in the period in which the determination is made.
Derivatives and Hedging Activities
The Company utilizes interest rate swaps to manage interest rate risks on the long term debt obligations of the Company and foreign exchange (“FX”) forwards to manage foreign currency exposure arising on the mismatch between the Group’s Great British Pound (“British pounds”, “GBP” or “£”) denominated expenses and its United States Dollar (“dollar, “USD” or “$”) revenues. The Company does not hold or issue derivative instruments for trading or speculative purposes. The Company assesses the effectiveness of the interest rate swaps and FX forwards’ qualifying cash flow hedges both at inception and on an on-going basis recording cumulative changes in the fair value of the interest rate swap in Other Comprehensive Income. Amounts recorded in Other comprehensive income are reclassified into earnings in the periods in which earnings are affected by the hedged cash flow. The Company recognizes cash flows related to interest rate swap and FX forwards in the same section of the Consolidated Statement of Cash Flows as the cash flows related to the interest payments that are being hedged.
The fair value of the interest rate swaps are determined using a discounted cash flow model based on the terms of the swap contracts and inputs including, where applicable, observable yield curves. The fair value of FX forwards are calculated is measured as the present value of the difference between (a) the contracted forward rate, and (b) the current forward rate for the remaining maturity of the contract, applied to the notional amount of the contract.
The Company records the interest rate swaps and FX forwards at fair value and are recognized as derivatives assets/(liabilities) on the Consolidated Statement of Financial Position. See Note 16 Derivatives and Hedging for further discussion of derivative financial instruments.
As of December 31, 2025, the Group does not offset derivative assets and liabilities or related cash collateral under master netting arrangements. No cash collateral amounts were recognized.
Investments
Equity securities, which include public stocks, are reported at fair value with changes in fair value recognized in Net gain/(loss) on equity securities in the Consolidated Statement of Income.
Debt
Debt is carried at outstanding principal balance, less debt issuance costs and any unamortized discount or premium. To the extent that the Group modifies any debt arrangements, all unamortized costs from borrowings are deferred and amortized over the term of the new arrangement, where applicable. When debt is extinguished, any unamortized fees are expensed.
Foreign Currency
The Group’s presentation and primary functional currency is USD. Certain subsidiaries have functional currencies other than USD. Balances denominated in currencies other than the Group’s functional currency are remeasured to the functional currency using current exchange rates, and the resulting foreign exchange gains or losses are reflected in the Consolidated Statement of Income. Functional currency balances are then translated into the reporting currency (i.e., USD) using (i) exchange rates at the balance sheet date for items reported as assets or liabilities in the Consolidated Statement of Financial Position, (ii) historical rates for items reported in Shareholders’ equity other than retained earnings (accumulated deficit), and (iii) average exchange rates for items recorded in earnings and included in retained earnings (accumulated deficit). The resulting translation adjustments are included in Net foreign currency translation adjustments as a component of Accumulated Other Comprehensive Income within the Consolidated Statement of Financial Position.

Income Taxes
Deferred taxes are recognized for the effect of differences between financial statement carrying amount and the tax basis of assets and liabilities and are measured using the enacted tax rates and laws that are currently in effect. The effect on deferred tax assets and liabilities from a change in tax rates is recognized in the period when the rate change is enacted.
Deferred tax assets are reduced by valuation allowances if, based on the consideration of all available evidence, it is more likely than not that some portion of the deferred tax asset will not be realized. Deferred tax assets are realized by having sufficient future taxable income to allow the related tax benefits to reduce income taxes otherwise payable. The sources of taxable income that may be available to realize the benefit of deferred tax assets are future reversals of existing taxable temporary differences, future taxable income exclusive of reversing temporary differences and carry-forwards, taxable income in carry-back years, and tax planning strategies that are both prudent and feasible.
Deferred tax effects related to items recognized in other comprehensive income are determined using a specific identification approach and such amounts are reclassified to income tax expense in the same period as the underlying other comprehensive income items are reclassified to the Consolidated Statements of Income.
The Company recognizes the effect of a tax position taken or expected to be taken in income tax returns only if it is more likely than not that the tax position will be sustained upon examination by taxing authorities, based on the technical merits of the position. Tax positions that meet the more likely than not recognition threshold are initially and subsequently measured based on the largest amount of benefit that is greater than 50% likely of being realized upon settlement with the taxing authority. Only information that is available at the reporting date is considered in the Company’s recognition and measurement analysis, and events or changes in facts and circumstances are accounted for in the period in which the event or change in circumstance occurs.
The Company records penalties and interest related to income taxes in Income tax expense in the Company’s Consolidated Statements of Income.
The Company has applied ASU 2023-09 “Improvements to Income Tax Disclosures” retrospectively by providing the required disclosures for all periods.
Leases
The Company leases office facilities and equipment under operating leases. The Company’s lease obligations are primarily for the use of office facilities. The Company evaluates if a leasing arrangement exists upon inception of a contract. A contract contains a lease if the contract conveys the right to control the use of identified tangible assets for a period of time in exchange for consideration. Identified property, plant, or equipment may include a physically distinct portion of a larger asset, or a portion of an asset that represents substantially all of the capacity of the asset but is not physically distinct.
The Company assesses whether a contract implicitly contains the right to control the use of a tangible asset that is not already owned.
The Company’s leases expire at various dates and may contain renewal, extension or termination options. The exercise of lease renewal and expansion options are typically at the Company’s sole discretion and are only included in the determination of the lease term if the Company is reasonably certain to exercise the option.
Right-of-Use (“RoU”) assets and lease liabilities are based on the present value of the minimum lease payments over the lease term. The Company has elected the practical expedient related to lease and non-lease components, as an accounting policy election for all asset classes, which allows a lessee to not separate non-lease components from lease components and instead account for consideration received in a contract as a single lease component. The Company’s lease agreements may include initial direct costs and lease incentives. Initial direct costs are incremental costs of a lease that would not have been incurred if the lease had not been obtained and are included in the measurement of the RoU asset. Payments made to or on behalf of the Company, such as tenant improvement allowances, represent incentives that are considered reductions to the RoU asset and lease expense over the lease term.
The Company made a policy election to not recognize RoU assets and lease liabilities that arise from leases with an initial term of twelve months or less in the Consolidated Statements of Financial Position. However, the Company recognized these lease payments in the Consolidated Statements of Income on a straight-line basis over the lease term and variable lease payments in the period in which the expense was incurred. The Company applies this accounting policy across all classes of underlying assets.
The Company utilizes discount rates to determine the present value of the lease payments based on information available at the commencement date of the lease. As the rate implicit in each lease is not typically readily available, the Company uses an incremental borrowing rate based on factors such as the lease term and the economic environment where the lease exists to determine the appropriate present value of future lease payments. When determining the incremental borrowing rate, the Company considers the rate of interest it would pay on a secured borrowing in an amount equal to the lease payments for the underlying asset under similar terms.
Operating leases are included in Operating lease right-of-use assets, Current and Non-current operating lease liabilities in the Consolidated Statements of Financial Position.
Principles of consolidation
The accompanying Consolidated Financial Statements include the accounts of TFP and those entities in which the Company has a controlling financial interest. To determine if the Company holds a controlling financial interest in an entity, the Company first evaluates if it is required to apply the variable interest model to the entity, otherwise, the entity is evaluated under the voting interest model (“VOE”). When the Company holds rights that give it the power to direct the activities of a variable interest entities (“VIE”) that most significantly impact the VIE’s economic performance, combined with a variable interest that gives the right to receive potentially significant benefits or the obligation to absorb potentially significant losses, the Company has a controlling financial interest in that VIE. The Company does not hold a controlling financial interest over any VIEs that significantly impacts the VIE’s economic performance and the Company does not have rights to any significant benefits or obligations to absorb potentially significant losses.
TFP holds a controlling financial interest in entities that are not VIEs when it, directly or indirectly holds more than 50% of the voting rights and the non-controlling interest holders do not hold substantive participating rights.
Variable Interest Entities
Variable Interest Entities are entities that have either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristic of a controlling financial interest.
The Group is deemed to have a controlling financial interest and be the primary beneficiary if it has both of the following characteristics:
•power to direct the activities of the VIE that most significantly impact the entity’s economic performance; and
•an obligation to absorb losses of the entity that could potentially be significant to the VIE, or a right to receive benefits from the entity that could potentially be significant to the VIE.
The determination of whether an entity is a VIE requires judgment and depends on facts and circumstances specific to that entity.
In making this determination, management evaluates:
•the sufficiency of equity at risk relative to the entity’s expected activities and risks;

•the rights and obligations of equity holders, including voting rights, decision-making authority, and exposure to variable returns;
•the contractual arrangements and any subordinated financial support provided by the Group or other parties.
The Group applies significant judgment in determining whether it is the primary beneficiary of a VIE. In assessing whether the Group has the power to direct the activities that most significantly impact the VIE’s economic performance, management considers which activities are most relevant (such as underwriting, investment, or operational decisions) and whether the Group has substantive rights to direct those activities, either through contractual arrangements, board control, or de facto agent relationships.
The Group also evaluates the magnitude and likelihood of its exposure to losses or rights to benefits, including consideration of guarantees, subordinated financial support, and profit-sharing arrangements.
VIEs for which the Group is deemed to have a controlling financial interest and be the primary beneficiary are consolidated and all significant intercompany transactions are eliminated.
If the Group is not deemed to have a controlling financial interest or be the primary beneficiary, then the investment is not consolidated and is recognized according to the facts and circumstances of the relationship.
The Group determines on an ongoing basis whether an entity is a VIE or if the Group is the primary beneficiary based on an analysis of the Group’s level of involvement in the VIE, the contractual terms, the overall structure of the VIE and funding requirements. For any significant events or changes in circumstances that could impact these assessments, the Group re-evaluates its conclusions. Any material changes in the consolidation status are disclosed in the period in which they occur. As of December 31, 2025, the Group determined that Oakside was subject to the consolidation guidance as a VIE. The Group has disclosed the nature of its involvement with Oakside, the reasons for consolidation, and the impact on the consolidated financial statements.
As syndicates themselves are not legal entities nor have separate legal personality the VIE and VOE consolidation models do not apply. The accounting for a corporate member is to present their participation in a syndicate as an insurance contract in accordance with ASC 944 Financial Services – Insurance. The Group is considered the primary beneficiary of the LB2 Cell, which fully reinsures the corporate member. The Group’s proportionate share in Syndicate 3123 and 2126 is consolidated via LB2 Cell and is presented on an aggregate line basis in the Group’s Consolidated financial statements as these interests are immaterial and not significant to the Group’s core operations.
Non-controlling interests
Non-controlling shareholders’ interests are presented separately in the Group’s Consolidated Statement of Financial Position and Consolidated Statements of Shareholders’ Equity. The net income attributable to non-controlling interests is presented separately in the Group’s Consolidated Statement of Income.
Share-based compensation
In 2024, TFP implemented a new share option plan for the benefit of all TFP employees. Under the plan, employees were granted options over B shares of TFP, which entitle the holder to acquire B shares on a future partial exit (“Partial Exit”) or a full exit (“Full Exit”). A Partial Exit is where there is a change of share ownership of less than 50%. A Full Exit is a change of control event affecting more than 50% of TFP’s shares. ASC 718, Stock Compensation, state that where awards become exercisable only if specified performance conditions are satisfied, the accounting expense must be recognized when the performance condition is achieved. As the option plan rules include a performance condition that the options can only be exercised on a liquidity event such as a Partial Exit or Full Exit no accounting charge has been recognized in relation to these grants in the financial statements. When/if a Partial Exit occurs the Company will recognize an accounting expense in relation to those share options that are being exercised by reference to the fair value of the B share options on grant date. The share option plan was subsequently amended and restated in 2025 and further options issued to employees thereunder.

The fair value of the 2024 options was measured at grant date using an Option Pricing Model (‘OPM’) methodology where the overall equity value of a business is allocated to the different classes using layered Black Scholes models. The OPM methodology relied on multiple pricing inputs such as opening equity value, volatility, expected life, risk free rate, dividend yield, and hurdle or strike price.
The fair value of the 2025 options was measured at grant date using Monte Carlo option pricing model with inputs that include the opening equity value, volatility, expected life, risk free rate and dividend yield.
For further information, see Note 14 Share-Based Compensation Plans of our audited consolidated financial statements.
Defined Contribution Plan
The Company offers defined contribution retirement plans for the majority of its employees. The plans allow eligible employees to contribute a percentage of their compensation, subject to certain limitations. Further, the plans authorize the Company to make additional contributions. The Company recognized expense related to discretionary matching contributions of $8.7 million and $6.3 million for the years ended December 31, 2025 and 2024, respectively, which was included in Compensation and benefits on the Consolidated Statements of Income.
New Accounting Pronouncements
During the year, the Group adopted applicable accounting standards, including ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The adoption of this standard did not have a material impact on the Consolidated Financial Statements but resulted in enhanced income tax disclosure requirements, as applicable.
On November 4, 2024, the FASB issued ASC 2024-03 (“Disaggregation of Income Statement Expenses”), which requires disaggregated disclosure of income statement expenses. The ASU does not change the expense captions an entity presents on the face of the income statement or the recognition and measurement principles of other GAAP standards; rather, it requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements.
All other issued but not yet effective guidance has been deemed not applicable or not significant to the Consolidated Financial Statements.
3    Segmental Reporting
Reportable segments were determined using a management approach. They are consistent with how the Chief Operating Decision Maker (“CODM”) assesses the performance of the Company and allocates resources based on two segments: Fidelis Underwriting and Pine Walk. This segmentation allows the CODM, who is the Senior Executive Team, to align the assessment of performance and allocation of resources, based on segment operating income and operating margin, with how the Company addresses client needs, accelerating our strategy through growth in Fidelis Underwriting and Pine Walk and maximizing value for the Company and its shareholders.
Fidelis Underwriting segment: Fidelis Underwriting is our larger underwriting segment, focused on originating and allocating complex risks through our centralized and proprietary underwriting process.
Pine Walk segment: Pine Walk is our ‘plug and play’ MGA platform focused on helping underwriting teams create, build and run successful businesses focused on specific lines of business. As at December 31, 2025, there were 16 established entities within the Pine Walk segment. Each cell is supported by a dedicated operational team that provides day-to-day support and other IT, Compliance, regulatory and reporting needs.
Certain underwriting shared service costs incurred are allocated between segments. These intersegment allocation charges for services provided are determined on a systematic basis that reflects the nature and extent of those services based on relevant cost drivers such as, personnel effort, or other service metrics. Intersegment charges are eliminated upon consolidation. Segment results include revenues and expenses that are directly attributable to each segment. This approach is consistent with how the CODM evaluates segment performance and allocates resources.
Corporate and other (which is not an operating or reportable segment): The Company provides additional disclosures for corporate and other (non-operating) income and expenses. Corporate and other income and expenses include: amortization and depreciation, interest income on non-fiduciary cash held, interest on term debt, net gain on equity investments, share in syndicate (income)/loss and non-operating (income)/expenses. These income and expense items are not allocated to the Company’s business segments as they are not directly related to the Company’s business segment operations and is consistent with how the CODM measures the performance of the business segments.
The Company does not present assets by reportable segment and this information is not used by the CODM to assess the performance of, or allocate resources to the Company’s reportable segments. As such, segment assets are not provided to the CODM.

Year ended December 31, 2025	Fidelis Underwriting	Pine Walk	Corporate & Other	Total
Revenue
Placement commission	$461.5	$122.5		$584.0
Profit commission	36.6	44.5		81.1
Fiduciary interest income	14.3	2.3		16.6
Total revenue	$512.4	$169.3	$—	$681.7
Operating expenses
Compensation and benefits	131.4	52.4		183.8
General and administrative	70.6	16.7		87.3
Amortization			69.3	69.3
Depreciation			8.3	8.3
Operating expenses	202.0	69.1	77.6	348.7
Operating Income	$310.4	$100.2	$(77.6)	$333.0
Interest expense - net			$187.7	$187.7
Interest income			(4.2)	(4.2)
Net gain on equity securities			(12.4)	(12.4)
Share in Syndicate income			(0.1)	(0.1)
Other (income)/expense - net			(1.9)	(1.9)
Income before income taxes	$310.4	$100.2	$(246.7)	$163.9

Year ended December 31, 2024	Fidelis Underwriting	Pine Walk	Corporate & Other	Total
Revenue
Placement commission	$422.7	$113.7		$536.4
Profit commission	51.5	12.9		64.4
Fiduciary interest income	15.3	3.0		18.3
Total revenue	$489.5	$129.6	$—	$619.1
Operating expenses
Compensation and benefits	120.0	34.4		154.4
General and administrative	61.1	17.2		78.3
Amortization			69.3	69.3
Depreciation			6.7	6.7
Operating expenses	181.1	51.6	76.0	308.7
Operating Income	$308.4	$78.0	$(76.0)	$310.4
Interest expense - net			$179.3	$179.3
Interest income			(6.3)	(6.3)
Net gain on equity securities			(62.3)	(62.3)
Share in Syndicate loss			0.4	0.4
Other (income)/expense - net			37.5	37.5
Income before income taxes	$308.4	$78.0	$(224.6)	$161.8
Consolidated revenue by location which is attributed on the basis of where the services are performed, including activities of branches, is as follows (in millions):

	Year ended December 31,
	2025	2024
U.K.	$358.3	$331.4
Bermuda	228.7	205.8
Ireland	94.7	81.9
Total revenue	$681.7	$619.1
4    Other Financial Data
Consolidated Statements of Income Information
Other Income (Expense) - net
The Group incurred $40.5 million non-deferred costs for the year ended December 31, 2024 in relation to debt refinancing, establishing Syndicate 3123, advisor fees, and distribution costs. These expenses have been separately identified in the financial statements to provide clarity on their nature and impact on the financial performance of the Company during the period. For the year ended December 31, 2025, the Group incurred $9.7 million non-deferred costs in relation to professional fees in respect of corporate initiatives.
The Group recognized $6.8 million and $4.6 million of dividend income from its equity holding in Pelagos Insurance Capital Limited (formerly Fidelis Insurance Holdings Limited, “Pelagos Insurance Capital”) for the years ended December 31, 2025 and 2024, respectively.
The Group also recognized a foreign exchange gain of $4.8 million and loss of $1.6 million for the years ended December 31, 2025 and 2024, respectively.

Interest Expense - net
The components of net interest expense are as follows (in millions):

	Year ended December 31, 2025	Year ended December 31, 2024
External debt interest expense	$186.0	$148.2
Amortized deferred debt issuance costs	4.0	37.2
Commitment fees	1.4	1.0
Swap realized income	(4.2)	(3.7)
Swap unrealized FV	—	(3.4)
Others	0.5	—
Total	$187.7	$179.3
Consolidated Statements of Financial Position Information
Commissions and Fee Receivables
The Group had receivables of $517.4 million and $364.4 million outstanding as at December 31, 2025 and 2024, respectively, which were recognized within Commissions and fee receivables on the Statements of Financial Position. Commission and fees receivables are presented net of an allowance for credit losses. The Company’s allowance for credit losses is based on a combination of factors, including evaluation of historical write-offs, current economic conditions, aging of balances, and other qualitative and quantitative analysis.
The following table provides a summary of changes in the Group’s allowance for expected credit losses (in millions):

	2025	2024
Balance at beginning of period	$2.2	$1.4
Current period provision	0.4	0.8
Total	$2.6	$2.2
During the year, the allowance increased primarily due to growth in the business, updated forward-looking economic assumptions and an increase in past-due balances. Write-offs represent amounts deemed uncollectible and charged against the allowance.
Other Current Assets
The components of other current assets are as follows (in millions):

	2025	2024
Prepaid expenses	$9.3	$9.0
Rent deposit	5.9	5.5
Dividend receivable	1.8	0.2
Accrued income	0.4	1.4
Others	10.3	6.3
Total	$27.7	$22.4

Property, Plant and Equipment, net
The components of property, plant and equipment, net are as follows (in millions):

	IT and communication equipment	Office furniture and fixture	Office equipment	Property	Total
As of December 31, 2025
Cost	$27.1	$3.7	$3.3	$32.4	$66.5
Accumulated depreciation	(14.5)	(2.2)	(1.7)	(8.8)	(27.2)
Net book value	$12.6	$1.5	$1.6	$23.6	$39.3
As of December 31, 2024
Cost	$17.1	$3.5	$2.0	$25.2	$47.8
Accumulated depreciation	(10.6)	(1.2)	(1.1)	(6.0)	(18.9)
Net book value	$6.5	$2.3	$0.9	$19.2	$28.9
Depreciation expense was $8.3 million and $6.7 million for the years ended December 31, 2025 and 2024, respectively.
Deferred Income
The following table provides a summary of changes in the Group’s deferred income (in millions):

	2025	2024
Balance at beginning of period	$29.8	$19.6
Current period deferrals	18.8	18.9
Release	(8.8)	(8.7)
Total	$39.8	$29.8
Deferred income of $24.3 million and $18.2 million are reported within non-current liabilities as of December 31, 2025 and 2024, respectively.
Other Current Liabilities
The components of other current liabilities are as follows (in millions):

	2025	2024
External debt interest payable	$7.2	$39.5
Portfolio management fee advance and deferred income	1.0	27.3
Others	1.5	2.5
Total	$9.7	$69.3
In 2023 and 2024, the Group received an advance of the portfolio management fee in-line with the Framework Agreement with Pelagos Insurance Capital. This balance reduces as the portfolio management fee is recognized. For 2025, the Framework Agreement stipulates that the portfolio management fee be settled in-line with other components of commission income on an as settled basis.
Other Non-Current Liabilities
Deferred Underwriting Commissions of $1.7 million is reported within other non-current liabilities as at December 31, 2025.

5    Equity Securities, at Fair Value
The fair value of investments in equity securities and the related net gains and losses recognized in the periods are as follows (in millions):

	2025	2024
Equity securities, fair value	$186.8	$200.0
Net unrealized gains recognized during the period on equity securities	13.6	63.3
Net realized losses recognized on equity securities sold during the period	(1.2)	(1.0)
Net gains recognized during the reporting period on equity securities	$12.4	$62.3
As at December 31, 2025, the Company holds equity securities in Pelagos Insurance Capital with a fair value of $186.8 million that are subject to a contractual sale restriction. To ensure alignment of interests, the Company is prohibited from selling these securities except as permitted under the Pelagos Insurance Capital amended and restated common shareholders agreement.
Management has evaluated the impact of these restrictions and determined that the fair value measurement of the Pelagos Insurance Capital shares reflects the quoted market price, consistent with ASC 820. The Company elected the fair value option to measure the investment through net income at initial recognition. The contractual sale restrictions do not result in an adjustment to the fair value measurement.
6    Syndicate Assets and Liabilities
On May 21, 2024, NewCo subscribed for 1,005,529,700 preference shares in the LB2 Cell to indirectly support 9.9% of the capacity of Syndicate 3123 for the 2024 YOA.
On December 5, 2024, NewCo subscribed for an additional 1,034,042,210 preference shares in the LB2 Cell to indirectly support 7.4% of the capacity of Syndicate 3123 for the 2025 YOA.
On March 10, 2025, NewCo redeemed 373,500,000 preference shares in the LB2 Cell.
On July 11, 2025, in connection with a mid-year increase to the syndicate capacity of Syndicate 3123 for the 2025 YOA, the NewCo subscribed for 260,000,000 additional preference shares in the LB2 Cell.
On December 4, 2025, NewCo subscribed for 625,000,000 additional preference shares in the LB2 Cell to indirectly support 7.4% of the capacity of Syndicate 3123 and 2.5% of the capacity of Syndicate 2126 for the 2026 YOA. Syndicate 2126 commenced underwriting on January 2, 2026.
Syndicate 3123 and Syndicate 2126 are not legal entities nor have separate legal personality, as such the VIE and VOE consolidation models do not apply. The Group is considered the primary beneficiary of the LB2 Cell, which is deemed a VIE. The LB2 Cell fully reinsures the corporate member. The Group’s proportionate share in Syndicate 3123 and 2126 is consolidated via LB2 Cell and is presented on an aggregate line basis in the Group’s Consolidated financial statements as these interests are immaterial and not significant to the Group’s core operations.
The Group has recognized insurance assets and liabilities amounting to $63.2 million and $63.5 million, and $16.9 million and $17.3 million as at December 31, 2025 and 2024, respectively, which represent the Group’s proportionate share in Syndicate 3123’s financial position which are consolidated on an aggregate line basis in the Group’s Consolidated financial statements as these interests are immaterial and not significant to the Group’s core operations.
The Group’s share in Syndicate 3123’s reported income/(loss) amounted to $0.1 million income and $0.4 million loss for the years ended December 31, 2025 and 2024, respectively.

Below summarises the Group’s proportionate share in Syndicate 3123 as for the years ended December 31, 2025 and 2024 (in millions):

Balance Sheet	2025	2024
Financial instruments	$11.5	$0.3
Reinsurers’ share of technical provisions	12.0	2.6
Insurance debtors	37.8	9.8
Other debtors	1.9	4.2
Total assets	$63.2	$16.9
Technical provisions	51.5	$14.5
Insurance creditors	11.6	2.7
Other creditors	0.4	0.1
Total liabilities	63.5	17.3
Accumulated losses from prior period	(0.4)	—
Income/(loss) for the period	0.1	(0.4)
Total liabilities and accumulated losses	$63.2	$16.9

	Year ended December 31,
Income Statement	2025	2024
Syndicate Income:
Earned premiums, net of reinsurance	$22.6	$2.0
Syndicate Expenses:
Claims incurred, net of reinsurance	(12.0)	(1.0)
Acquisition Costs	(9.9)	(5.1)
RI Acquisition Costs	0.5	—
Deferred Acquisition Costs	—	4.3
Operating expenses	(1.2)	(0.6)
Investment Income	0.1	—
	(22.5)	(2.4)
Share in Syndicate income/(loss) during the period	$0.1	$(0.4)
TFP coverholders, including Pine Walk Capital and certain of its subsidiaries, have been authorized by Lloyd’s to undertake underwriting and claims handling services on behalf of Syndicate 3123 and Syndicate 2126. These arrangements are formalized via underwriting binding authority agreements between Syndicate 3123, Syndicate 2126 and each TFP coverholder. The Group is remunerated for underwriting and claims handling services through fixed commissions based on the gross premium written and profit commissions based on a percentage of underwriting profits by Syndicate 3123 and Syndicate 2126. Refer to Note 20 Related Party Transaction for the commissions earned from Syndicate 3123.

7    Cash and Cash Equivalents and Restricted Cash
The components of cash and cash equivalents and restricted cash are as follows (in millions):

	2025	2024
Cash at bank	$93.3	122.1
Cash held in money market funds	23.2	29.8
Cash in transit	10.8	—
	127.3	151.9
Restricted cash	2.9	11.9
Total	$130.2	$163.8
Restricted cash relates to the Funds at Lloyd’s provided by NewCo for the participation in Syndicate 3123 and Syndicate 2126.
8    Goodwill and Other Intangible Assets
On January 3, 2023, following the completion of the Bifurcation Transaction consideration transferred amounted to $1,975.0 million, in return for the total net identifiable asset and liabilities assumed amounting to $215.3 million and identified intangible assets of $870.9 million which resulted to a goodwill recognized by the Group amounting to $1,018.5 million and an associated deferred tax liability of $129.7 million.
On June 30, 2025, as part of setting up Arenite, an asset sale agreement was entered by the Group with Isura Financial Services Limited whereby a cash consideration of $0.5 million was paid in exchange for the transfer of the latter’s business assets valued at nil.
The Group has determined that there are no indications of impairment on Goodwill as at December 31, 2025. The following table provides a summary of changes in goodwill (in millions):

	2025	2024
Balance as of January 1	$1,018.5	$1,018.5
Goodwill related to current year acquisitions	0.5	—
Balance as of December 31	$1,019.0	$1,018.5
Other intangible assets by asset class are as follows (in millions):

Balance as at December 31, 2025	Weighted average amortization period	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Distributor relationships	15	$683.9	$(143.3)	$540.6
Customer contracts and relationships	10	131.0	(39.3)	91.7
Technology - internally developed	5	26.5	(15.9)	10.6
Brand	10	29.5	(9.4)	20.1
Total finite Intangible		$870.9	$(207.9)	$663.0

Balance as at December 31, 2024	Weighted average amortization period	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Distributor relationships	15	$683.9	$(95.6)	$588.3
Customer contracts and relationships	10	131.0	(26.2)	104.8
Technology - internally developed	5	26.5	(10.6)	15.9
Brand	10	29.5	(6.2)	23.3
Total finite Intangible		$870.9	$(138.6)	$732.3
Amortization expenses charges from finite lived intangible assets were $69.3 million and $69.3 million for the years ended December 31, 2025 and 2024, respectively.
The estimated future amortization for finite-lived intangible assets for the years ended December 31, 2025 and 2024 are as follow (in millions):

	Year ended December 31,
For the years ended	2025	2024
2025	$—	$69.3
2026	69.3	69.3
2027	69.3	69.3
2028	63.7	63.7
2029	63.7	63.7
2030	63.7	63.7
Thereafter	333.3	333.3
Total	$663.0	$732.3
9    Debt
Term Loan
On December 3, 2022, the Group entered into a Credit and Guaranty Agreement (“Credit Facility”) for a 7-year term loan facility (“Term Loan Facility”), with periodic interest and quarterly principal payments and 5.0% base rate spread, which was due to mature on January 3, 2030. Interest was payable in 3 month intervals after the first interest payment date of July 31, 2023.
The Term Loan Facility was drawn on January 3, 2023. The original principal of the term loan was $1,175.0 million and issuances costs were $20.2 million. As of December 31, 2023, $1,172.1 million of the principal was outstanding, $23.2 million of interest was accrued, and the related unamortized deferred issuance costs were $37.2 million.
On October 17, 2024, the Group refinanced the 7-year Term Loan Facility. As at October 17, 2024, the original 7-year Term Loan Facility principal was $1,163.3 million, which was settled and replaced with a new $2,000.0 million 7-year Term Loan Facility with periodic interest and quarterly principal payments and 4.00% base rate spread (subject to adjustment in certain circumstances), which will mature on October 17, 2031. Interest is payable in 3 month intervals after the first interest payment date of March 31, 2025. On settlement and replacement of the original 7-year Term Loan Facility unamortized deferred issuance costs of $37.2 million were expensed and $20.2 million of debt issuance costs from the new 7-year Term Loan Facility were deferred.
As of December 31, 2024, $2,000.0 million of the principal was outstanding, $40.7 million of interest was accrued, and the related unamortized deferred issuance costs were $20.2 million.
As of December 31, 2025, $1,980.0 million of the principal was outstanding, $7.2 million of interest was accrued, and the related unamortized deferred issuance costs were $16.2 million.

Revolving Loan
The Credit Facility which the Group had drawn upon on January 3, 2023 also includes a 5-year revolving loan facility (“the Revolving Credit Facility”), with periodic interest and quarterly principal payments and 2.50% base rate, and a maturity date of January 3, 2028. Interest was payable in 3 month intervals after the first interest payment date of March 31, 2023.
The Revolving Credit Facility had a borrowing capacity of $91.6 million. The commitments available to be borrowed under the Revolving Credit Facility as of December 31, 2023 was $91.6 million.
On October 17, 2024, the Revolving Credit Facility was replaced with a new 5-year revolving loan facility with a 2.50% base rate margin, which will mature on October 17, 2029. The commitments available to be borrowed under the Revolver was $116.7 million. The Group pays a commitment fee on undrawn amounts under the facility of 1.05%. The commitments available to be borrowed under the Revolving Credit Facility as of December 31, 2024 was $116.7 million.
On August 21, 2025, the Group upsized the commitments under the Revolver by an aggregate principal amount of $33.3 million, for working capital and other general corporate purposes of the Group, such that the total commitments available under the Revolver as of December 31, 2025 are $150.0 million.
The Company accrued $nil and $1.0 million of unpaid commitment fees related to the Revolver included in current portion of long-term debt in the Consolidated Statement of Financial Position as at December 31, 2025 and 2024, respectively.
Borrowings under the term loan and the Revolver are secured by a first-priority lien and security interest in substantially all of the assets, subject to certain exceptions, of existing and future material subsidiaries of the Company. The commitments under the Revolver may be withdrawn following the occurrence of certain events of default, including, without limitation, failure to pay principal or interest, commencement of bankruptcy or insolvency proceedings, and occurrence of a change in control event.
The following is a summary of outstanding debt (in millions):

	2025	2024
Debt repayable in more than one year	$1,943.8	$1,959.8
Debt repayable in less than one year	20.0	20.0
Total debt	$1,963.8	$1,979.8
Repayments of total debt are as follows (in millions):

	Year ended December 31,
	2025	2024
2025	$—	$20.0
2026	20.0	20.0
2027	20.0	20.0
2028	20.0	20.0
2029	20.0	20.0
2030	20.0	20.0
Thereafter	1,880.0	1,880.0
Total repayments	1,980.0	2,000.0
Less: Unamortized discounts, premiums, and debt issuance costs	(16.2)	(20.2)
Total debt	$1,963.8	$1,979.8

10    Lease Commitments
The classification of operating lease asset and liability balances within the Consolidated Statements of Financial Position are as follows (in millions):

	2025	2024
Assets
Operating lease right-of-use assets	$33.0	$37.2
Liabilities
Operating lease liabilities
Current operating lease liabilities	(8.4)	(7.1)
Non-current operating lease liabilities	(31.4)	(34.3)
Total	$(39.8)	$(41.4)
Weighted average remaining lease term (years)	5	7
Weighted average discount rate (%)	6.9%	6.9%
The following table provides additional information about the Company’s leases (in millions):

	Year ended December 31,
	2025	2024
Operating lease cost	$7.3	$6.3
Operating cash outflows from operating leases	7.5	6.3
The estimated future minimum payments of operating leases are as follow (in millions):

	Year ended December 31,
	2025	2024
2025	$—	$7.1
2026	8.40	7.80
2027	8.0	7.60
2028	8.0	7.50
2029	7.60	7.10
2030	7.60	7.10
Thereafter	10.20	8.70
Total undiscounted future lease payments	49.8	52.9
Less: Imputed interest	(10.0)	(11.5)
Total	$39.8	$41.4

11    Income Taxes
Income before income taxes and income tax expense consist of the following (in millions):

	Income/(loss) before taxes	Current tax benefit (expense)	Deferred tax benefit (expense)	Income tax benefit (expense)
2025
Domestic (U.K.)	$(28.1)	$(30.6)	$(1.2)	$(31.8)
Foreign	192.0	(5.3)	13.8	8.5
Total	$163.9	$(35.9)	$12.6	$(23.3)

2024
Domestic (U.K.)	$8.3	$(11.6)	$6.0	$(5.6)
Foreign	153.5	(4.3)	0.8	(3.5)
Total	$161.8	$(15.9)	$6.8	$(9.1)
A reconciliation of the difference between the reported income tax expense and the expected income tax expense is provided below. The expected income tax expense has been calculated based on income before income taxes multiplied by the U.K. statutory income tax rate, the income tax rate in the Company’s country of tax residence.

	Year ended December 31, 2025		Year ended December 31, 2024
Income tax expense at the 25% U.K. statutory rate	$(40.9)	25.0%	$(40.4)	25.0%
Differences in taxes resulting from:
Domestic tax effects
Non-taxable and non-deductible items
Non-deductible project costs	(2.8)	1.7%	(3.5)	2.2%
Other	—	—%	(2.6)	1.6%
Changes in valuation allowances	(34.5)	21.1%	4.0	(2.5)%
Other	(1.6)	0.9%	1.4	(0.9)%
Foreign tax effects
Bermuda
Statutory income tax rate differential	46.4	(28.3)%	29.0	(17.9)%
Ireland
Statutory income tax rate differential	5.6	(3.4)%	4.5	(2.8)%
Other	(0.9)	0.5%	0.8	(0.5)%
Belgium
Tax effect of cross-border conversion	5.4	(3.3)%	—	—%
Withholding tax	—	—%	(2.3)	1.4%
Income tax benefit (expense)	$(23.3)	14.2%	$(9.1)	5.6%

The components of the Company’s deferred tax assets and liabilities are as follows (in millions):

	Year ended December 31,
	2025	2024
Deferred tax assets:
Operating lease liability	6.2	7.3
Derivative liabilities	3.2	—
Equity securities	—	0.3
Corporate interest restriction carryforwards	67.4	37.2
Other items	1.2	1.9
Total	78.0	46.7
Valuation allowance	(46.0)	(11.5)
Total	$32.0	$35.2
Deferred tax liabilities:
Property, plant and equipment	$(3.3)	$(5.4)
Operating lease right-of-use-assets	(3.9)	(2.2)
Intangible assets	(86.6)	(109.3)
Equity securities	(4.1)	—
Total	$(97.9)	$(116.9)
Net deferred tax liabilities:	$(65.9)	$(81.7)
The Company records a valuation allowance against deferred tax assets when it is more likely than not that the deferred tax asset will not be realized. The valuation allowance represents the portion of the corporate interest restriction carryforwards not supported by future reversals of existing taxable temporary differences.
Deferred tax assets and liabilities are presented on a gross basis above; however, such balances are offset in the consolidated balance sheet where a legally enforceable right of set-off exists within the same tax jurisdiction.

	Year ended December 31,
	2025	2024
Valuation allowance:
Opening balance	$11.5	$15.5
Increase/ (decrease) recognized in income	34.5	(4.0)
Closing balance	$46.0	$11.5
The Company has not recognized a deferred tax liability in respect of undistributed subsidiary earnings as neither withholding taxes nor other income taxes are expected to apply on future distributions from existing entities.
The corporate interest restriction carryforwards comprise $269.6 million (2024: $150.0 million) arising in the United Kingdom. There is no expiry date for the corporate income restriction carryforwards.
The Company does not have any operating or capital loss carry forwards as of December 31, 2025.
Income tax paid, net of refunds received, consist of the following by jurisdiction (in millions):

	As of December 31,
	2025	2024
Net cash paid to the U.K. during the year for income tax	$18.4	$8.5
Net cash paid to other jurisdictions during the year for income tax	0.4	—
Net cash paid during the year for income tax	$18.8	$8.5

Other Comprehensive Income (Loss)
As of December 31, 2025, the Company allocated an income tax benefit of $3.2 million (2024: nil) to other comprehensive income, arising from the tax effect of unrealised fair value movements on derivative financial instruments.
Unrecognized Tax Benefits
Recognition of the benefit of a given tax position is based upon whether a company determines that it is more likely than not that a tax position will be sustained upon examination based upon the technical merits of the position. In evaluating the more likely than not recognition threshold, we presume that the tax position will be subject to examination by a taxing authority with full knowledge of all relevant information. If the recognition threshold is met, then the tax position is measured as the largest amount of benefit that is greater than 50% likely of being realized upon settlement.
As of December 31, 2025 and 2024, The Group did not have any unrecognized tax benefits. The Group has not recognized any interest or penalties as part of income tax expense.
TFP and a number of subsidiaries are tax resident in the U.K. and are subject to relevant income taxes in the U.K. The 2024 tax year is open to examination in the U.K. With few exceptions, which are not material, the Group is not subject to examination by taxing authorities for years before 2021.
12    Share Capital Authorized and Issued
The following sets out the number and par value of shares authorized and issued as at December 31, 2025 and 2024.

	Authorized	Issued
		2025	2024
Common shares, par value $0.01 per share
Class A common shares	996,110,000	961,491,983	961,491,983
Class B common shares (2025: 2,967,763 outstanding shares, 639,424 treasury shares 2024: 3,126,433 outstanding shares, 480,754 treasury shares)	3,890,000	3,607,187	3,607,187
Class A and Class B Common Shares
Each share of Class A and Class B common shares is entitled to one vote per share. Holders of Class B common shares are only entitled to receive dividends or distributions if certain financial hurdles, as set out in the amended and restated Bye-laws of the Company adopted on November 28, 2024, are met.
On January 3, 2023, the consummation of the Bifurcation Transactions resulted in the issuance of 961,491,983 Class A common shares of the Company for $961.5 million, and 3,329,251 Class B common shares of the Company for $3.3 million.
On October 22, 2024, the Company issued 42,012 Class B common shares to TFP Intermediate Holdings I Limited. In 2024, leaver loan notes were issued to certain leavers in consideration for the repurchase by the Company of Class B common shares from such leavers. Such zero-coupon, non-transferable, unsecured 99-year term leaver loan notes rank, so far as is practicable, pari passu with the Class B common shares, and otherwise rank pari passu equally and ratably without discrimination or preference among themselves and as unsecured obligations of the Company. At the option of the Company, they are repayable at any time or otherwise on an exit, provided always that the proportion of loan notes redeemed/repaid shall be pro-rata to the proportion of Class B common shares being transferred for cash at the relevant time.
On September 11, 2025, the Company repurchased 42,012 Class B common shares from TFP Intermediate Holdings I Limited at cost.

As at December 31, 2025, the Group has 639,424 treasury shares.
Dividends
The Group declared a dividend amounting to $833.7 million in 2024.
No dividends to the shareholders of TFP were declared during the year ended December 31, 2025.
Dividends attributable to non-controlling interests were paid out of non-controlling interests to the value of $14.5 million and $9.9 million for the years ended December 31, 2025 and 2024, respectively.
13    Earnings per Share
The Company has two classes of common shares, Class A common shares and Class B common shares, which are considered participating securities. Accordingly, the Company applies the two-class method in computing earnings per share (“EPS”). Under this method, net income is allocated to each class of common shares and participating securities based on their respective rights to receive dividends and participate in undistributed earnings.
The following tables present the computation of basic and diluted earnings per Class A common share and Class B common share for the years ended December 31, 2025 and 2024.

	2025
	Class A common share	Class B common share	Total
Earnings per common share
Net income available for common shareholders (in millions)	$121.7	$—	$121.7
Weighted average common shares outstanding	961,491,983	3,607,187	965,099,170
Earnings per common share	$0.13	$—	$0.13

Earnings per diluted common share
Net income available for common shareholders (in millions)	$121.7	$—	$121.7
Weighted average diluted common shares outstanding	961,491,983	3,607,187	965,099,170
Earnings per diluted common share	$0.13	$—	$0.13

	2024
	Class A common share	Class B common share	Total
Earnings per common share
Dividends attributable to common shareholders (in millions)	$650.9	$182.7	$833.6
Undistributed loss	$(692.5)	$—	$(692.5)
Net income (loss) available for common shareholders	$(41.6)	$182.7	$141.1
Weighted average common shares outstanding	961,491,983	3,607,187	965,099,170
Earnings per common share	$(0.04)	$50.65	$0.15

Earnings per diluted common share
Dividends attributable to common shareholders (in millions)	$650.9	$182.7	$833.6
Undistributed loss	$(692.5)	$—	$(692.5)
Net income (loss) available for common shareholders	$(41.6)	$182.7	$141.1
Weighted average diluted common shares outstanding	961,491,983	3,607,187	965,099,170
Earnings per diluted common share	$(0.04)	$50.65	$0.15

Net income available for common shareholders are allocated on a pro rata basis based on the weighted-average shares outstanding for each class of common shares.
The Company has two classes of common shares: Class A common shares and Class B common shares (the latter being the shares held by current and former management and employees as the share incentive plan). Both the Class A common shares and the Class B common shares are considered participating securities and, accordingly, the Company applies the two-class method in computing EPS. Under this method, net income is allocated to each class of share based on their respective rights to receive dividends and participate in undistributed earnings.
Any dividend to be paid in connection with a refinancing of the Company is payable to the Class A common shareholders and the Class B common shareholders pro rata to the pecuniary value of their respective shares, in the proportions as set out in the relevant provisions of the amended and restated bye-laws of the Company. As at October 17, 2024, the original 7-year Term Loan Facility principal was $1,163.3 million, which was settled and replaced with a new $2,000.0 million 7-year Term Loan Facility, which provided the basis for a $833.7 million dividend that was declared, and paid to the Company’s shareholders in October and November 2024. The dividend paid in connection with the refinancing of the Company was allocated to Class A common shareholders and Class B common shareholders of $650.9 million and $182.7 million, respectively after specific Class A common shareholder approval.
Any dividend (other than a refinancing dividend) is payable (i) only to the Class A common shareholders and not to the Class B common shareholders (i.e. the Class B common shares shall have no dividend rights), until such time as the relevant hurdle (relating to investment return on the Class A common shares) is attained, and (ii) once the relevant hurdle (relating to investment return on the Class A common shares) is attained, to the Class A common shareholders and the Class B common shareholders, in each case in the proportions as set out in the relevant provisions of the amended and restated bye-laws of the Company. As at December 31, 2025 and 2024, the relevant hurdle had not been attained, and therefore, undistributed loss or, as is the case for year ended December 31, 2025, net income available to common shareholders is allocable to the Class A common shares only.
Outstanding share options were excluded from the calculation of diluted earnings per share because the applicable vesting and performance event conditions had not been satisfied as of the reporting date. In particular, the performance condition tied to the occurrence of an exit / partial exit had not been met as of the reporting date. Accordingly, such instruments were not considered dilutive for the period presented under ASC 260, Earnings Per Share.
14    Share-Based Compensation Plans
The Company has granted Class B common share options that are subject to both service and performance conditions. The options become exercisable only upon the occurrence of a qualifying Partial Exit or Full Exit transaction, which constitutes a performance condition for accounting purposes. A Partial Exit represents a transaction involving a change in ownership of less than 50% of the Company’s shares, while a Full Exit represents a change of control involving more than 50%.
In 2024, the Company granted 262,896 options over Class B common shares. In April 2025 and October 2025, the Company granted an additional 35,393 and 571,347 options, respectively, over Class B common shares.
The total number of options over Class B common shares outstanding as at December 31, 2025 was 814,688 (2024: 226,429).
No share-based compensation expense has been recognized, as management has concluded that it is not probable that the performance condition will be satisfied. The options awarded are subject to continued provision of services through the applicable vesting date and contain certain restrictions during the vesting period, relating to, among other things, forfeiture in the event of termination of employment or service.
The fair value of the options was determined at the grant date. Compensation expense will be recognized if and when the performance condition becomes probable of being achieved.

The share option activity for the years ended December 31, 2025 and 2024 were as follows:

	Number of options	Weighted average grant date fair value	Weighted average remaining contractual term
Outstanding at January 1, 2024	—	$—	—
Granted	262,896	48.32	4 years
Exercised	—	—	—
Forfeited	(36,467)	—	—
Outstanding at December 31, 2024	226,429	$48.32	4 years
Exercisable at December 31, 2024	—	$—	—
Granted	606,740	126.95	3 years
Exercised	—	—	—
Forfeited	(18,481)	—	—
Outstanding at December 31, 2025	814,688	100.74	3 years
Exercisable at December 31, 2025	—	$—	—
15    Pension schemes
Retirement Plans or Defined Contribution Plan
The Company operates defined contribution retirement plans for the majority of its employees at varying rates of their salaries. Total contributions by the Company to the retirement plans were $8.7 million and $6.3 million for the years ended December 31, 2025 and 2024.
16    Derivatives and Hedging
On October 4, 2024 and October 10, 2024, the Group entered into two interest rate swap contracts with two separate counterparties respectively under which the Group swapped the floating rate component of its long term debt, being the 3 month USD Secured Overnight Financing Rate with a fixed rate return. These replaced the interest rate swaps entered into in 2023. Both swaps are effective from October 31, 2024 and expire on October 31, 2027.
The first interest rate swap has an initial amortizing notional amount reducing from $500.0 million at inception to $486.3 million at expiry with an effective fixed swap leg of 3.840%. The second interest rate swap also has an initial amortizing notional amount reducing from $500.0 million at inception to $486.3 million at expiry with an effective fixed swap leg of 3.9053%.
On January 28, 2025 and February 6, 2025, the Group entered into two 9-monthly foreign exchange forwards with a single counterparty to hedge its exposure arising on the mismatch between the Group’s GBP denominated expenses and its USD revenues. Both swaps are effective from April 1, 2025 and expire on December 31, 2025.
On October 28, 2025, October 30, 2025, and October 31, 2025, the Group entered into three 12-monthly foreign exchange forwards with a single counterparty to hedge its exposure arising on the mismatch between the Group’s GBP denominated expenses and its USD revenues. The swaps are effective from January 29, 2026 and expire on December 30, 2026.

The table below sets out the fair value and notional amounts of the interest rate swaps included in the Consolidated Statement of Financial Position (in millions):

	Balance Sheet Location	Hedging instruments	Notional amount		Fair value
As of December 31, 2025
Swaps	Derivative liabilities	Interest rate Swap 1	500.0	USD	$(5.0)
		Interest rate Swap 2	500.0	USD	(5.5)
					$(10.5)
Forwards	Derivative assets	FX Forwards 1	98.0	USD	$1.6
		FX Forwards 2	49.0	USD	1.3
		FX Forwards 3	19.8	USD	0.5
					$3.4
As of December 31, 2024
Swaps	Derivative assets	Interest rate Swap 1	500.0	USD	$3.2
		Interest rate Swap 2	500.0	USD	2.5
					$5.7
As at December 31, 2025, the Group recognized accumulated unrealized loss of $16.2 million on interest rate swaps designated as cash flow hedges of variable-rate debt and accumulated unrealized gain of $3.4 million on foreign exchange forwards designated as cash flow hedges in Accumulated Other Comprehensive Income (AOCI). No significant ineffectiveness was recognized in income during the period.
The Group recognized $11.2 million and $3.5 million derivative realized gains for the years ended December 31, 2025 and 2024, respectively.
17    Fair Value Measurements and Financial Instruments
FASB ASC 820-10, Fair Value Measurements and Disclosures, defines fair value, establishes a consistent framework for measuring fair value and requires disclosures about fair value measurements. The standard requires the Group to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.
Fair value hierarchy
FASB ASC 820-10 specifies a hierarchy of inputs based on whether the inputs are observable or unobservable. Observable inputs are developed using market data and reflect market participant assumptions, while unobservable inputs reflect the Group’s market assumptions. The fair value hierarchy is as follows:
•Level 1 — observable inputs such as quoted prices for identical assets in active markets;
•Level 2 — inputs other than quoted prices for identical assets in active markets, that are observable either directly or indirectly; and
•Level 3 — unobservable inputs in which there is little or no market data which requires the use of valuation techniques and the development of assumptions
As required under the fair value hierarchy, the Group considers relevant and observable market inputs in its valuations where possible. The frequency of transactions, the size of the bid-ask spread and the amount of adjustment necessary when comparing similar transactions are all factors in determining the liquidity of markets and the relevance of observable prices in those markets.
The Group’s policy with respect to transfer between levels of the fair value hierarchy is to recognize transfers into and out of each level as of the end of the reporting period.

Determination of fair value
The following section describes the valuation methodologies used by the Group to measure assets and liabilities at fair value, including an indication of the level within the fair value hierarchy in which each asset or liability is generally classified.
Restricted short-term investments primarily comprise debt securities with original maturities greater than three months but less than one year. These investments are valued using quoted prices in active markets and are classified as Level 1 of the fair value hierarchy.
Equity securities pertains to equity security valued using the closing stock price on a national securities exchange. The Company reviews the listing of Level 1 equity security, agrees the closing stock prices to a national securities exchange.
Derivatives that are exchange-traded derivatives, measured at fair value using quoted prices in active markets, where available are classified as Level 2 of the fair value hierarchy.
Derivatives without quoted prices in an active market and derivatives executed over the counter are valued using internal valuations techniques that consider the time value of money, volatility, the current market and contractual prices of underlying financial instruments. These derivative instruments are classified as either Level 2 or Level 3 depending upon the observability of the significant inputs to the model. The valuation techniques and key inputs depend on the type of derivative and the nature of the underlying instrument.
Changes in the fair value of equity securities and derivatives are recognized in profit or loss and can introduce volatility to the Group’s reported net income. While these fair value changes may significantly affect the Group’s results of operations, they are generally unrealized unless the underlying assets are sold or settled. As such, these changes do not directly impact operating cash flows. The statement of cash flows reconciles these non-cash fair value movements to net cash provided by operating activities, allowing users to distinguish between accounting profit and actual cash flows.
The following tables present the categorization of the Company’s assets and liabilities that are measured at fair value on a recurring basis (in millions):

		2025
	As of December 31, 2025	(Level 1)	(Level 2)	(Level 3)
Assets
Equity securities	$186.8	$186.8	$—	$—
Derivatives assets - FX forwards	3.4	—	3.4	—
Restricted short-term investments	20.7	20.7	—	—
Total assets	$210.9	207.5	$3.4	$—

Liabilities
Derivatives liabilities - Interest rate swaps	$10.5	$—	$10.5	$—
Total liabilities	$10.5	$—	$10.5	$—

		2024
	As of December 31, 2024	(Level 1)	(Level 2)	(Level 3)
Assets
Equity securities	$200.0	$200.0	$—	$—
Derivatives assets - Interest rate swaps	5.7	—	5.7	—
Restricted short-term investments	7.4	7.4	—	—
Total assets	$213.1	$207.4	$5.7	$—
There were no transfers of assets or liabilities between fair value hierarchy levels during 2024 and 2025.
18    Non-controlling Interests
TFP, through its intermediate holding company HoldCo, has an economic interest in, and operates and controls the businesses and affairs of Pine Walk Capital and Pine Walk MGAs. As, with the exception of Oakside Surety Limited (formerly known as Firestone Surety Limited), the Group owns the majority of the voting shares of the Pine Walk MGAs they are consolidated in the Group’s consolidated financial statements.
Oakside Surety Limited is deemed to be a variable interest entities as its equity is insufficient to finance operations without additional subordinated financial support. Due to a de facto agent relationship, HoldCo is considered to be the primary beneficiary and as such the financial statements of Oakside Surety Limited have been consolidated in the Group’s consolidated financial statements.
The assets of consolidated entities with minority interests may only be used to settle their own obligations, and their creditors have no recourse to the Group’s general assets. As at December 31, 2025, the aggregate carrying amounts of these consolidated assets and liabilities were $1,502.9 million and $1,362.3 million, respectively. For the year ended December 31, 2025, they contributed $204.5 million to consolidated revenue and $96.6 million to net income. The assets and liabilities of these entities are included in the respective line items in the Group’s consolidated statement of financial position.
A summary of the Group’s non-controlling interests, and the impact upon its Consolidated Statement of Financial Position and Consolidated Statement of Income is summarized below (in millions):

	2025
	Non-Controlling Interests (%)	Balance Sheet	Income Statement
Radius Specialty Limited	16.0%	$0.8	$0.9
Oakside Surety Limited	60.0%	1.0	0.9
Perigon Product Recall Limited	25.0%	0.8	0.7
Pine Walk Europe Limited (1)	25.0%	5.9	3.8
Navium Marine Limited	30.0%	6.0	7.9
OPEnergy Limited	25.0%	1.9	2.0
Pernix Specialty Limited	25.0%	2.7	1.8
Itasca MGA Limited	40.0%	0.1	0.2
Novagen Specialty Limited	25.0%	0.1	0.1
Seraphina Specialty Limited	25.0%	0.2	0.1
Silverflame Re Limited	30.0%	0.8	0.8
Sevanta Specialty Liability Limited	30.0%	—	—
Corsiam Specialty Limited	25.0%	(0.1)	(0.1)
Arenite Specialty Limited	25.0%	(0.1)	(0.1)
Arenite Specialty Australia Pty Ltd	25.0%	(0.1)	—
Carnovis Specialty Limited	27.5%	—	—
Imala Re LLC	27.5%	(0.1)	(0.1)
		$19.9	$18.9
__________________
(1)The non-controlling interests in Pine Walk Europe Limited represents the effective share of the results of Pine Walk Europe Limited held by the non-controlling interests.

	2024
	Non-Controlling Interests (%)	Balance Sheet	Income Statement
Radius Specialty Limited	28.5%	$1.8	$1.8
Oakside Surety Limited	60.0%	1.0	0.9
Perigon Product Recall Limited	25.0%	0.4	0.3
Pine Walk Europe (S.R.L) (2)	28.5%	2.1	2.1
Navium Marine Limited	30.0%	6.5	4.2
OPEnergy Limited	25.0%	1.5	1.5
Pernix Specialty Limited	25.0%	2.3	0.7
Itasca MGA Limited	40.0%	(0.1)	—
Novagen Specialty Limited	25.0%	—	—
Seraphina Specialty Limited	25.0%	—	—
Silverflame Re Limited	30.0%	0.1	0.1
Sevanta Specialty Liability Limited	30.0%	—	—
		$15.6	$11.6
__________________
(2)The non-controlling interests in Pine Walk Europe (S.R.L) represents the effective share of the results of Pine Walk Europe (S.R.L) held by the non-controlling interests.

The non-controlling interests as at December 31, 2025 and 2024 excludes the $45.2 million of goodwill associated with these entities.
The Company’s non-controlling interests on Corsiam, Arenite, Itasca, Carnovis and Novagen are calculated on the assumption that the MGAs will allot shares to future management shareholders. The shareholders and the Board of each entity have approved and authorized a reserved pool of shares for future allotment to current or future employees. As at December 31, 2025, none of these MGAs’ rights to allot shares in the future have lapsed. For Perigon and Radius, non-controlling interests are based on a profit sharing arrangement. We retain the ability to increase our equity stake in each entity over time via call options and actively consider succession planning from the outset.
19    Commitments and Contingencies
Legal
From time to time in the normal course of business, the Group may be involved in formal and informal dispute resolution procedures, which may include arbitration or litigation, the outcomes of which determine the rights and obligations of the Group under the Group’s contractual agreements, or other matters as the case may be. In some disputes, the Group may seek to enforce its rights under an agreement or to collect funds owing to it. In other matters, the Group may resist attempts by others to collect funds or enforce alleged rights. While the final outcome of legal disputes that may arise cannot be predicted with certainty, the Group does not believe that the eventual outcome of any specific litigation, arbitration or alternative dispute resolution proceedings to which the Group is currently a party will have a material adverse effect on the financial condition of the Group’s business as a whole.
20    Related Party Transactions
On December 20, 2022, TFP Intermediate Holdings II Limited and Pelagos Insurance Capital entered into a rolling 10-year framework agreement (the “Framework Agreement”), effective January 1, 2023, that governs the ongoing relationship between the two groups. Years one to three roll automatically, whereas from year four onwards, the Framework Agreement will roll at the sole written election of Pelagos Insurance Capital, with such election to be delivered at least 90 days prior to the commencement of the subsequent contract year. Any decision by Pelagos Insurance Capital to elect not to roll the Framework Agreement will mean that the remainder of the 10-year terms then in effect will continue in place. Pelagos Insurance Capital elected to roll for the 2026 underwriting year (with respect to each of the Bermuda Delegated Underwriting Authority Agreement, the U.K. Delegated Underwriting Authority Agreement and the Ireland Delegated Underwriting Authority Agreement) by timely written notice to us.
The underwriting activities of Pelagos Insurance Capital Bermuda Limited, Pelagos Insurance Capital Underwriting Limited and Pelagos Insurance Capital Ireland DAC have been outsourced to the corresponding operating subsidiaries of the Group on a jurisdictional basis. Pelagos Insurance Capital Bermuda Limited, Pelagos Insurance Capital Underwriting Limited and Pelagos Insurance Capital Ireland DAC have delegated underwriting authority to source and bind contracts to TFP Bermuda Limited, Pine Walk Capital and Pine Walk Europe, respectively. The Group manages origination, underwriting, underwriting administration and claims handling under delegated authority agreements with Pelagos Insurance Capital. Other services provided by the Group to Pelagos Insurance Capital include sourcing and administering the outwards reinsurance program, and support with business planning, capital and portfolio management, insurance contract accounting and information technology. The Framework Agreement provides for the expected income of the following fees with effect from January 1, 2023:
•Ceding commissions: (i) a ceding commission is charged as a percentage of net premiums written by the Group on or after January 1, 2023; (ii) a ceding commission is charged as a percentage of net premiums written of business sourced by the Group via third-party managing general underwriters on or after January 1, 2023; and (iii) a portfolio management fee is charged as a percentage of net premiums written of the business sourced by the Group.
•Profit commission: a profit commission is charged as a percentage of the aggregate operating profit generated on the sourced business above, the applicable hurdle rate of underwriting return on equity.

For insurance contracts that were sourced by Pine Walk MGAs for Pelagos Insurance Capital Bermuda Limited, Pelagos Insurance Capital Underwriting Limited and Pelagos Insurance Capital Ireland DAC on or prior to December 31, 2022, the fees and commissions will continue to follow the arrangements set under the pre-existing agreements, and will not attract additional commissions under the terms of the Framework Agreement other than the portfolio management fee.
The Framework Agreement provides that from January 1, 2023, in respect of ceding commissions and profit commissions on ceded quota share business Pelagos Insurance Capital shall retain 1.0% of reinsurance premiums ceded and retains all overriders paid by the reinsurers to cover acquisition costs in certain lines of business, and the remainder is to be paid to the Group.
The Group provides Pelagos Insurance Capital with certain support services on a cost-plus basis, such as insurance contract accounting, other finance and reporting services, and IT infrastructure, maintenance and developments services pursuant to a services agreement. The Group recognized the following fees for such services (in millions):

	Year ended December 31,
	2025	2024
Employee compensation	$3.2	$3.6
IT services (including software) and others	1.8	2.3
Total	$5.0	$5.9
The Group recognized fees for such services of $5.0 million and $5.9 million for the periods ended December 31, 2025 and 2024, respectively. Pelagos Insurance Capital provides certain services to the Group for which it charged $nil and $0.7 million for the years ended December 31, 2025 and 2024, respectively.
On January 3, 2023, the Group acquired 11,920,028 of the common shares of Pelagos Insurance Capital. On June 16, 2023, Pelagos Insurance Capital effected a 1-for 0.92 reverse stock split of its common shares. On July 3, 2023, Pelagos Insurance Capital completed an IPO of an aggregate 15,000,000 common shares at an offering price of $14.00 per common share. The Group acquired an additional 642,857 shares as part of the IPO.
The Group sold a further 1,487,359 shares in 2025 and 577,383 shares in 2024 as part of Pelagos Insurance Capital share buy-back program.
The Group beneficially owned 9,544,540 and 11,031,899 common shares of Pelagos Insurance Capital as at December 31, 2025 and 2024, respectively. Certain directors, senior managers and employees of the Group also own common shares of Pelagos Insurance Capital.
Amounts receivable from Pelagos Insurance Capital at December 31, 2025 of $359.8 million (December 31, 2024: $322.1 million) primarily consist amounts receivable from Pelagos Insurance Capital for ceding and profit commissions, and claims paid by the Group on behalf of Pelagos Insurance Capital.
Amounts payable to Pelagos Insurance Capital at December 31, 2025 of $174.8 million (December 31, 2024: $218.2 million) primarily consists of amounts collected by the Group on behalf of Pelagos Insurance Capital that were not remitted prior to the end of the period.
The Group recognized placement and contingent commissions, net of commissions on ceding business, amounting to $407.4 million and $394.6 million for the years ended December 31, 2025 and 2024, respectively, through the Binding Authority and Underwriting Management arrangement with Pelagos Insurance Capital. The Group recognized net commissions on ceded business of $164.6 million and $179.3 million for the years ended December 31, 2025 and year ended December 31, 2024, respectively.
The Group recognizes fiduciary amounts collectible and held on behalf of others, including insurance policyholders, clients, other insurance intermediaries, and capacity providers. The amount of fiduciary assets and liabilities reported in the Consolidated Statement of Financial Position held on behalf of Pelagos Insurance Capital amounted to $3,306.2 million and $3,306.2 million as at December 31, 2025 and $2,521.6 million and $2,521.6 million as at December 31, 2024, respectively.
The Travelers Companies, Inc., through its subsidiary SPFM Holdings, LLC, has a 22% shareholding in The Fidelis Partnership. The Group recognized $46.2 million and $66.7 million of outwards reinsurance overrider income for the years ended December 31, 2025 and 2024, respectively, associated with the placement of an outwards reinsurance contract with the Travelers Indemnity Company, a subsidiary of Travelers Companies, Inc. In addition, for the year ended December 31, 2025, the Group recognized $23.8 million of profit commission income related to the outwards reinsurance agreement (2024: $32.4 million).
On July 1, 2024, the Group announced that Lloyd’s had granted approval for the launch of Syndicate 3123 with capital provided by Pelagos Insurance Capital, a global specialty insurer, and Hampden Agencies, the largest provider of private capital to Lloyd’s. The Group recognized net commission and fees amounting $87.5 million and $24.0 million for the year ended December 31, 2025, and 2024, respectively, through the Binding Authority and Underwriting Management arrangement with Syndicate 3123.
21    Concentration of Credit Risk
The Company is potentially exposed to concentrations of credit risk in respect of the commissions and fee receivables, investments and cash and cash equivalents, and funds owed by the brokers with whom the Company transacts business.
The Company defines credit risk tolerances in line with the risk appetite set by our Board and they, together with the Group’s risk management function, monitor exposures to individual counterparties. Any exceptions are reported to senior management and the Risk Committee of the Board of Directors.
Commission and fee receivables
The Group had commissions and fees receivables, gross of allowance for credit losses, of $520.1 million and $366.7 million outstanding as at December 31, 2025 and 2024, respectively. The Company assesses the recoverability of premium receivables through a review of policies and the concentration of receivables by counterparty.
The Company has recognized an allowance for credit losses of $2.6 million and $2.2 million as at December 31, 2025 and 2024, respectively, on commission and fee receivables.
Investments and cash and cash equivalents
The Company has an agreed investment policy that mitigates potential credit risk on fiduciary assets held for and on behalf of clients and also for our own assets. Funds are required to be held as cash deposits in financials institutions that have an A+ credit rating with S&P Global or otherwise held in Money Market Funds that are managed by Goldman Sachs Asset Management whose funds are rated AAAm by S&P Global. The primary objective of the Money Market Funds is to preserve capital and to maintain liquidity through the investment in a diversified range of high quality money market securities.
22    Statutory Requirements and Dividend Restrictions
The Group’s ability to pay dividends is subject to certain regulatory restrictions and all applicable laws and statutory requirements of the jurisdictions in which the Group and its subsidiaries operate, detailed further below. The minimum required statutory capital and surplus is the amount of statutory capital and surplus necessary to satisfy regulatory requirements based on the Group’s current operations.

The estimated statutory capital and surplus and minimum required statutory capital and surplus for the Group’s regulatory jurisdiction are as follow (in millions):

	December 31, 2025
	Bermuda(1)	United Kingdom(2)	Republic of Ireland(3)
Minimum statutory capital and surplus	$ n/a	$8.9	$ n/a
Statutory capital and surplus	434.8	224.9	82.0
Available capital for distribution	434.8	216.0	82.0

	December 31, 2024
	Bermuda(1)	United Kingdom(2)	Republic of Ireland(3)
Minimum statutory capital and surplus	$ n/a	$8.2	$ n/a
Statutory capital and surplus	249.0	104.3	50.8
Available capital for distribution	249.0	96.1	50.8
__________________
(1)Required statutory capital and surplus represents the Bermuda Companies Act
(2)Required statutory capital and surplus represents the FCA requirement 2.5% of regulated revenue
(3)Required statutory capital and surplus represents the Companies Act 2014 Ireland
There is no capital requirement for our operations in Bermuda and the distribution of assets from Bermuda entities is governed by the Bermuda Companies Act 1981 and related legislation. The key requirement limiting the extent of any dividend from Bermuda is that following any dividend, the distributing company should be able to meet its liabilities as they fall due and that the realizable value of its assets should exceed its liabilities.
There is no general capital requirement imposed by the Central Bank of Ireland in respect of unregulated Irish companies. The distribution of assets by Irish entities is governed by the Companies Act 2014 Ireland. The key requirement limiting the extent of any dividend is that distributions may only be made out of profits available for distribution, being accumulated realized profits less accumulated realized losses. In addition, following any distribution, the company’s net assets must not be less than the aggregate of its called-up share capital and undistributable reserves.
There are capital requirements applicable to our operations in the Abu Dhabi Global Market (“ADGM”), where our subsidiary is regulated by the Financial Services Regulatory Authority (“FSRA”) and authorized and licensed by the ADGM as a Class 4 Insurance Management and Insurance Intermediation company. The FSRA imposes minimum capital and ongoing prudential requirements and, based on the nature of our permissions and the fact that we do not hold client monies, the applicable minimum capital requirement is $0.05 million. Distributions by ADGM entities are governed by the ADGM Companies Regulations, with the key constraint being that, following any distribution, the company must be able to meet its liabilities as they fall due and its Capital Resources must be greater than 120% of its Capital Requirement.
23    Subsequent Events
The Group has evaluated subsequent events through May 22, 2026, which is the date the financial statements were issued.
Management are closely monitoring the effects of the ongoing Middle East conflict on our business. While no material impact has yet been identified, it could potentially impact profit commissions on business we write for clients and also impact the result of the Syndicates for any losses that they incur. However, there is also the potential benefit for the Company of favorable underwriting opportunities that this uncertainty provides.

TFP Group Limited
Ordinary Shares
Prospectus dated               , 2026.

Morgan Stanley	Barclays

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 6. Indemnification of Directors And Officers
Section 98 of the Bermuda Companies Act provides generally that a Bermuda company may indemnify its directors, officers, and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them with respect to any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers, and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to Section 281 of the Bermuda Companies Act.
We have adopted provisions in our Amended and Restated Bye-Laws that provide that we shall indemnify our officers and directors with respect to their actions and omissions, except with respect to their fraud or dishonesty. Our Amended and Restated Bye-Laws provide that the shareholders waive all claims or rights of action that they might have, individually or in our right, against any of our directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except with respect to any fraud or dishonesty of such director or officer.
Section 98A of the Bermuda Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director with respect to any loss or liability attaching to him with respect to any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. We have purchased and maintain a directors’ and officers’ liability policy for such a purpose. We have also entered into indemnification agreements with our directors and executive officers, a form of which is filed as an exhibit to this registration statement.
The underwriting agreement that we expect to enter into in connection with an offering of securities pursuant to this registration statement may include provisions providing that the underwriters are obligated, under certain circumstances, to indemnify the directors, certain officers, and our controlling persons against certain liabilities under the Securities Act.
Item 7. Recent Sales of Unregistered Securities
During the past three years, we issued securities that were not registered under the Securities Act as set forth below. We believe that each of such issuances of the securities described below were exempt from registration pursuant to Section 4(a)(2) of the Securities Act as transactions by an issuer not involving a public offering or Rule 701 promulgated under the Securities Act as transactions pursuant to compensatory benefit plans and/or Regulation S under the Securities Act as offshore transactions to non-U.S. Persons.
Since January 1, 2023, we have made sales of the following unregistered securities:
Common Shares
On January 3, 2023, in connection with the Bifurcation Transaction, we issued 961,491,983 Class A common shares for total proceeds of $961,491,983 and 3,319,349 Class B common shares for total proceeds of $3,346,897.
In addition to the shares issued as part of the Bifurcation Transaction, from January 2023 to October 2023, we issued an aggregate 245,836 Class B common shares to certain of our existing employees at a price per share of between $1.00-$2.01 for an aggregate total proceeds of $339,612.
In October 2024, we issued 42,012 Class B common shares to a wholly owned subsidiary, at par value of $0.01 per share, for aggregate proceeds of $420. Such shares were subsequently repurchased by us in 2025.

Other Securities
From January 1, 2023 through April 30, 2026, we granted options to employees at such time to purchase an aggregate of 881,393 Class B common shares at a weighted-average exercise price of $3.48 per Class B common share, consisting of 262,896 options granted in 2024, 606,740 options granted in 2025 and 11,757 options granted in 2026 as of April 30, 2026.
On October 22, 2024, we issued 1,069,909,483 zero-coupon, non-transferable, unsecured leaver loan notes with a par value of $0.01 each (total principal amount of $10,699,094.83) and a 99-year term to certain former holders of Class B common shares in consideration for the repurchase of their Class B common shares.
Item 8. Exhibits
(a)Exhibits
The exhibit index attached hereto is incorporated herein by reference.
(b)Financial Statement Schedules.
All schedules have been omitted because they are not required, are not applicable or the information is otherwise set forth in the Consolidated Financial Statements and related notes thereto.
Item 9. Undertakings
(a)The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
(b)Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
(c)The undersigned registrant hereby undertakes that:
i.For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
ii.For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit No.	Description

1.1*	Form of Underwriting Agreement

3.1*	Memorandum of Association of the registrant

3.2*	Form of Amended and Restated Bye-Laws of the registrant

5.1*	Opinion of Conyers Dill & Pearman Limited, counsel to the registrant, as to the validity of the Ordinary Shares

10.1*	Registration Rights Agreement, dated January 3, 2023, by and among TFP Group Limited and certain shareholders of TFP Group Limited

10.2*	Framework Agreement, dated as of December 20, 2022, between Pelagos Insurance Capital and TFP Intermediate Holdings II Limited

10.3*	Bermuda Delegated Underwriting Authority Agreement, dated as of December 20, 2022, between Pelagos Insurance Capital Bermuda Limited and TFP Bermuda

10.4*	U.K. Delegated Underwriting Authority Agreement, dated as of December 20, 2022, between Pelagos Insurance Capital Underwriting Limited and Pine Walk Capital

10.5*	Ireland Delegated Underwriting Authority Agreement, dated as of December 20, 2022, between Pelagos Insurance Capital Ireland DAC and Pine Walk Europe

10.6*	Amended and Restated Shareholders’ Agreement

10.7*	Form of Indemnification Agreement for Officers and Directors

10.8*
Credit and Guaranty Agreement, dated as of December 3, 2022, by and among TFP Intermediate Holdings I Limited (formerly known as Shelf Midco Ltd.), TFP Financing Limited (formerly known as Shelf Bidco Ltd.), the subsidiary guarantors party thereto, lenders party thereto, Wilmington Trust, National Association, as administrative agent, PNC Bank, National Association, as collateral agent, and Wilmington Trust, National Association, as revolving administrative agent

10.9*	Amendment No. 1 to Credit and Guaranty Agreement, dated as of August 21, 2024, by and among TFP Intermediate Holdings I Limited (formerly known as Shelf Midco Ltd.), TFP Financing Limited (formerly known as Shelf Bidco Ltd.), the subsidiary guarantors party thereto, lenders party thereto, Wilmington Trust, National Association, as administrative agent, PNC Bank, National Association, as collateral agent, and Wilmington Trust, National Association, as revolving administrative agent

10.10*	Amendment No. 2 to Credit and Guaranty Agreement, dated as of October 9, 2024, by and among TFP Intermediate Holdings I Limited (formerly known as Shelf Midco Ltd.), TFP Financing Limited (formerly known as Shelf Bidco Ltd.), the subsidiary guarantors party thereto, lenders party thereto, Wilmington Trust, National Association, as administrative agent, PNC Bank, National Association, as collateral agent, and Wilmington Trust, National Association, as revolving administrative agent

10.11*	Amendment No. 3 to Credit and Guaranty Agreement, dated as of August 21, 2025, by and among TFP Intermediate Holdings I Limited (formerly known as Shelf Midco Ltd.), TFP Financing Limited (formerly known as Shelf Bidco Ltd.), the subsidiary guarantors party thereto, lenders party thereto, Wilmington Trust, National Association, as administrative agent, PNC Bank, National Association, as collateral agent, and Wilmington Trust, National Association, as revolving administrative agent

10.12†*	TFP Group Limited Share Option Scheme

10.13†*	Form of Option Agreement for Share Option Scheme

10.14†*	TFP Group Limited 2026 Share Incentive Plan and forms of award agreements

21.1*	List of subsidiaries of the Registrant

23.1*	Consent of KPMG Audit Limited, independent registered public accounting firm

23.2*	Consent of Conyers Dill & Pearman Limited (included in Exhibit 5.1)

24.1*	Power of Attorney (included in signature page to Registration Statement)

107*	Filing Fee Table
__________________
†Identifies management contract or compensatory plan or arrangement.
*To be filed by amendment.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in London, United Kingdom, on this          day of          , 2026.

TFP GROUP LIMITED

By:
Name: Conor O’Riordan
Title: Group Chief Financial Officer

POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each of the undersigned constitutes and appoints each of Richard Brindle, Group Chief Executive Officer and Chairman, Conor O’Riordan, Group Chief Financial Officer, and Charles Mathias, Director and Deputy Chairman, each acting alone, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign this Registration Statement on Form F-1, or other appropriate form, and all amendments thereto, including post-effective amendments, of TFP Group Limited, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that any such attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

	Group Chief Executive Officer and Chairman (Principal Executive Officer)	, 2026
Richard Brindle

	Group Chief Financial Officer (Principal Financial Officer)	, 2026
Conor O’Riordan

	Chief Accounting Officer (Principal Accounting Officer)	, 2026
Marc MacGillivray

	Director and Deputy Chairman	, 2026
Charles Mathias

	Director	, 2026

	Director	, 2026

	Director	, 2026

AUTHORIZED REPRESENTATIVE
Pursuant to the requirement of the Securities Act of 1933, the undersigned, the duly undersigned representative in the United States of TFP Group Limited, has signed this registration statement in the City of         , State of          , on            , 2026.

By:
Name:
Title: